Form 20-F
period 2010-12-31
Searchmedia Holdings Ltd
filed 2011-06-30
CIK 1460329

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 0001-33800
SEARCHMEDIA HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)

Floor 13, Central Modern Building,
468 Xinhui Road, Shanghai, China, 200060

(Address of principal executive offices)
Wilfred Chow
Chief Financial Officer
Floor 13, Central Modern Building,
468 Xinhui Road, Shanghai, China, 200060
Tel: +86-21-6227-8018
Fax: 86-21-6227-8008
Email: smhl@searchmediaholdings.com

(Name, Telephone, E-mail and/or Facsimile number and Address of the Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary Shares, $0.0001 Par Value	NYSE Amex

Warrants	NYSE Amex
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
20,889,897 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐   Yes   ☑   No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐   Yes   ☑   No
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑   Yes   ☐   No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐   Yes   ☑   No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP   ☑
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other   ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17   ☐
Item 18   ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐   Yes   ☑   No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS.)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐   Yes   ☐   No

NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”), Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), about our expectations, beliefs, or intentions regarding our business, financial condition, results of operations, strategies, or prospects. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends, or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those contained in Part I, “Item 3 Key Information — D. Risk Factors” of this Annual Report on Form 20-F. We do not undertake any obligation to update forward-looking statements. We intend that all forward-looking statements be subject to the safe harbor provisions of PSLRA. These forward-looking statements are only predictions and reflect our views as of the date they are made with respect to future events and financial performance. The risks, uncertainties and other factors that our stockholders and prospective investors should consider include the following:
•	There is substantial doubt as to our ability to continue as a going concern, which could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing.

•	We may not have sufficient liquidity to pay earn-out payments when they come due, which could materially and adversely affect our operations.

•	We have a history of significant operating losses and our future revenue and operating profitability are uncertain.

•	We have identified material weaknesses in our internal control over financial reporting and we have had to restate our historical financial statements.

•	We are subject to ongoing securities litigation and a government inquiry in the United States.

•	Deterioration of economic conditions and a resulting decrease in demand for advertising services would materially and adversely affect our financial condition and results of operations and limit our growth prospects.

•	A business strategy of making acquisitions subjects us to all of the risks inherent in identifying, acquiring and operating newly acquired businesses.

•	Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and growth potential.

•	Future charges due to possible impairments of acquired assets may have a material adverse effect on our financial condition and results of operations.

•	We face significant competition for advertising spending from operators of new and traditional advertising networks. If we cannot successfully compete, our results of operations would be materially and adversely affected.

•	We have a limited operating history which may make it difficult for you to evaluate our business and prospects.

•	If we fail to develop and maintain relationships with site owners, managers and sublessors that provide us access to desirable locations and network platforms, our growth potential and our business could be harmed.

•	Failures to obtain site owners’ consents or objections from site owners to the installations of our media products could lead to termination of our contracts or installations, which would harm our results of operations.

•	If we are unable to obtain or retain desirable placement locations for our advertising poster frames and outdoor billboards on commercially advantageous terms, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

•	The shareholders of Jingli Shanghai may have potential conflicts of interest with us.

•	Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

•	If we are unable to adapt to changing advertising trends of advertisers and consumers, we will not be able to compete effectively and we will be unable to increase or maintain our revenues, which may materially and adversely affect our business prospects and revenues.

•	Our growth could suffer if we fail to expand our media networks to include new media offerings, media platforms or enter into new markets.

•	If site managers or owners shut down our displays for site maintenance or other reasons, our business could be adversely affected.

•	Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

•	We rely on computer software and hardware systems in managing our operations; any failure in these systems could adversely affect our business, financial condition and results of operations.

•	We have no business liability, disruption or litigation insurance, and we could incur substantial costs if our business is disrupted due to natural disasters, litigation or other business interruptions.

•	Our operating results are difficult to predict and may fluctuate from period to period.

•	If the PRC government determines that the contractual arrangements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

•	We rely on contractual arrangements with Jingli Shanghai and its shareholders for our China operations, which may not be as effective in providing operational control as would be the case through ownership of a controlling equity interest in such operating entities.

•	Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

•	If advertising registration certificates are not obtained for advertisements on our outdoor billboard or rapid transit networks, we may be subject to fines.

•	Our outdoor billboards, light boxes and neon signs are subject to municipal zoning requirements, governmental approvals and administrative controls. If we are required to tear down our billboards, light boxes or neon signs as a result of these requirements, approvals or controls, our operations could be materially and adversely affected.

•	If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•	We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content and services we provide through our network.

•	Governmental control of currency conversion may materially and adversely affect the value of your investment. Substantial limitations may be imposed on the removal of funds from the PRC to the Company, or the infusion of funds by us to our subsidiaries and affiliates located in the PRC.

•	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may prevent us from making loans or capital contributions to our PRC operating subsidiaries and affiliated entities.

•	Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

•	Any health epidemics and other outbreaks, or war, acts of terrorism and other man -made or natural disasters could severely disrupt our business operations.

•	We are a Cayman Islands company and, because the rights of shareholders under Cayman Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

•	In the future, our Board of Directors may be subject to potential deadlock.

•	As a foreign private issuer, we will be exempt from certain SEC requirements that provide stockholders with protections and information that must be made available to stockholders of U.S. public companies.

•	Because we do not intend to pay dividends on our ordinary shares for the foreseeable future, stockholders will benefit from an investment in our ordinary shares only if those shares appreciate in value.

•	Voting control by executive officers, directors and other affiliates of the company may limit your ability to influence the outcome of director elections and other matters requiring shareholder approval.

•	The NYSE Amex may delist our securities from quotation on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

•	A significant number of shares are eligible for future sale by our stockholders and the sale of those shares could adversely affect the stock price.

•	There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the Business Combination, which could result in significantly greater U.S. federal income tax liability to us.

•	There is a risk that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of ordinary shares or warrants of SearchMedia.

•	If you acquire (directly, indirectly, or constructively) 10% or more of our shares, you may be subject to taxation under the “controlled foreign corporation,” or CFC rules.

•	We may choose to redeem our outstanding warrants at a time that is disadvantageous to the warrant holders, preventing such holders from realizing the potential economic value of their warrants.

•	Our warrant holders may not be able to exercise their warrants, which may significantly reduce their economic value and create liability for us.
Unless otherwise indicated or required by the context, all references in this Annual Report on Form 20-F to “we,” “us,” “our,” “SearchMedia Holdings,” or the “Company” refer to SearchMedia Holdings Limited and its consolidated subsidiaries, and all references to “SearchMedia International” refer to SearchMedia International Limited and its consolidated subsidiaries before completion of the Business Combination on October 30, 2009 (as defined below).

PART I

Item 1	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2	Offer Statistics and Expected Timetable
Not applicable.

Item 3	Key Information

A.	Selected Financial Data
This annual report on Form 20-F contains the consolidated statements of operations data for our company for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data for our company as of December 31, 2009 and 2010 have been derived from our audited financial statements included elsewhere in this annual report.
The consolidated statements of operations data for our company for the years ended December 31, 2006 and 2007 have been omitted from the Selected Financial Data per the instructions to Item 3 of Form 20-F. As previously disclosed in the Explanatory Note to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on November 1, 2010, the historical financial statements of SearchMedia International for the years ended December 31, 2007 and December 31, 2008 were restated as a result of the analysis of our financial statements for the year ended December 31, 2009. After we completed the business combination pursuant to which we (1) redomiciled from Delaware to the Cayman Islands, as a Cayman Islands exempt company and (2) completed the acquisition of Search Media International, resulting in Search Media International becoming a wholly-owned subsidiary of SearchMedia Holdings (the “Business Combination”) and in connection with our preparation of the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, we identified accounting irregularities and potential financial and operational improprieties, relating to transactions and financial reporting matters that occurred under the management of SearchMedia International before the Business Combination, which were not previously identified as a result of material weaknesses in our internal control over financial reporting. These material weaknesses related to, among other things: (i) recording of various erroneous transactions by certain employees; (ii) recording of certain assets and other accounting irregularities related to acquisitions; (iii) diligence and approval of questionable transactions; and (iv) confirmation of payments related to acquisitions.
We have restated the consolidated financial statements of SearchMedia International Limited as of and for the year ended December 31, 2008, but we omitted the consolidated Selected Financial Information for the years ended December 31, 2006 and 2007 to avoid undue reliance on SearchMedia International Limited financial information for these periods.
You should read the selected consolidated financial data in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Years Ended December 31
	2008	2009	2010
	(Amounts in thousands, except share data)
Selected consolidated statement of operations data
Net revenues	$41,685	$37,741	$48,967
Cost of revenues	(30,624)	(28,059)	(36,454)

Gross profit	11,061	9,682	12,513

Operating expenses:
Sales and marketing	(6,117)	(3,384)	(4,462)
General and administrative	(13,135)	(13,832)	(12,203)

Loss from operations	(8,191)	(7,534)	(4,152)

Other income/(expense)
Interest income	131	11	24
Interest expense	(2,717)	(1,962)	(45)
Decrease in fair value of liability warrant	—	824	—
Gain/(loss) on extinguishment of notes	(4,400)	6,669	—
Loss on impairment of goodwill and intangible assets	(13,953)	(15,749)	(39,411)
Loss on abandonment of lease	(46)	(550)	(1,256)
Loss on impairment of fixed assets	(2,135)	—	—
Loss on disposal of fixed assets	(2,121)	(15)	(4)
Other income/ (expense), net	—	—	(368)
Foreign currency transaction loss, net	(167)	(24)	(7)

Total other expense	(25,408)	(10,796)	(41,067)

Loss before income taxes	(33,599)	(18,330)	(45,219)
Provision for income taxes	(1,481)	(4,319)	(1,420)

Net loss	$(35,080)	$(22,649)	$(46,639)

Net loss from operations per share:
Basic and diluted	$(0.0162)	$(0.0044)	$(0.0022)
Weighted average number of shares outstanding — Basic and diluted	2,169,269	5,100,465	20,796,789

	As of December 31,
	2009	2010
	(In thousands)
Selected consolidated balance sheet data
Cash and cash equivalents	$29,398	$7,554
Accounts receivable, net	12,996	18,065
Goodwill	45,891	45,955
Total assets	99,765	86,871
Acquisition consideration payable	16,381	39,195
Total liabilities	51,365	86,408
Net assets	48,400	463
Total equity	48,400	463

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Risk Related to Our Business and Operations
There is substantial doubt as to our ability to continue as a going concern, which could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing.
As indicated in the report on our financial statements issued by our auditors, Marcum Bernstein & Pinchuk LLP, there is “substantial doubt” about our ability to continue as a going concern. As of December 31, 2010 our current liabilities exceeded our current assets by $39.4 million and our net shareholders’ equity was $0.5 million. Our cash and cash equivalent as of December 31, 2010 was $7.6 million. We cannot assure you that our business will generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may (i) seek additional financing, (ii) dispose of certain assets or (iii) seek to refinance some or all of our debts. We are also taking a number of other actions to address the issue, including amendment of earn-out agreements which provides for extension of the payment time period, seeking funding from existing shareholders and adopting other cost-saving strategies. We cannot assure you that any of the alternatives above can be implemented on satisfactory terms, if at all. The inclusion of the substantial doubt language in the audit report about our ability to continue as a going concern could affect our ability to obtain financing from third parties or could result in increased costs of such financing.
We may not have sufficient liquidity to pay earn-out payments when they come due, which could materially and adversely affect our operations.
We are obligated to pay earn-out payments over the next two to three years in connection with our acquisitions of a number of advertising businesses. We estimate that $29.0 million is payable within the next twelve months from the date of this Annual Report on Form 20-F and $10.2 million is payable after the next twelve months. We also estimate that more than 50% of the earn-out payable is payable in stock.
Based on the current cash position and forecast for the rest of the payment period we believe that we currently do not have sufficient capital to pay the required cash earn-out payments over the next twelve months. In addition, due to a variety of factors which cannot presently be ascertained, including without limitation, the amount of working capital that we have available, and the financial performance of both the company and the acquired companies entitled to receive an earn-out payment, there can be no assurance that we will have sufficient liquidity to meet our long-term earn-out obligations. If such failure cannot be remedied through renegotiation of the terms of such earn-outs with the acquiring companies or the raising of the required proceeds on reasonable terms, our operations are likely to be adversely and materially impacted.
We have a history of significant operating losses and our future revenue and operating profitability are uncertain.
We recorded a net loss of $46.6 million for the year ended December 31, 2010 and we ended the year with an accumulated deficit of $122.2 million. In addition, we recorded a net loss of approximately $22.6 million for the year ended December 31, 2009. Loss from operations reduced from $7.5 million in 2009 to $4.2 million in 2010. The greater net loss in 2010 was due to impairment charges which were non-cash. We may continue to incur operating losses for the foreseeable future, and such losses may be substantial. We will need to increase revenue in order to generate sustainable operating profit. Given our history of operating losses, we cannot be certain that we will be able to achieve operating profitability on an annual basis. Our failure to achieve profitability could adversely affect the trading price of our common stock and our ability to raise additional capital.
We have identified material weaknesses in our internal control over financial reporting and we have had to restate our historical financial statements.
In August 2010, we announced that we would restate the financial statements of SearchMedia International as of and for the year ended December 31, 2008, to, among other things, correct an overstatement of revenue $47.0 million in 2008. We restated our financial statements for the year ended December 31, 2008, which was filed in our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on November 1, 2010.
After the Business Combination and in connection with our preparation of the Annual Report on Form 10-K filed November 1, 2010, we identified accounting irregularities and potential financial and operational improprieties, relating to transactions and financial reporting matters that occurred under the management of SearchMedia International before the Business Combination, which were not previously identified as a result of material weaknesses in our internal control over financial reporting. These material weaknesses relate to, among other things: (i) recording of various erroneous transactions by certain employees; (ii) recording of certain assets and other accounting irregularities related to acquisitions; (iii) diligence and approval of questionable transactions; and (iv) confirmation of payments related to acquisitions.

We have implemented and we plan to further implement steps to address these material weaknesses and improve our internal control over financial reporting. However, the implementation of these measures may not fully address these control weaknesses, and to date these control weaknesses have not been remediated in full. If we fail to implement and maintain the adequate internal control procedures in a timely manner, we may not be able to conclude that we have effective internal control over financial reporting. Furthermore, we cannot be certain we will effectively remediate our control weaknesses or that restatements will not occur in the future. The preparation and filing of restatements could create a significant strain on our internal resources and cause delays in our filing of quarterly or annual financial results, increase our financial accounting and related costs, and divert management’s attention from the operation of our business.
We are subject to ongoing securities litigation and a government inquiry in the United States.
We and certain of our current and former directors and executive officers are defendants in a federal securities class action in the United States. The amended complaint alleges that the defendants violated Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934 and Rules 10b-5 and 14a-9 thereunder by making false and misleading statements regarding our acquisition of SearchMedia International and by overstating SearchMedia International’s financial results during the period April 1, 2009 through August 20, 2010 (“Proposed Class Period”). The Company and certain of its co-defendants have moved to dismiss the claims asserted against them. We cannot predict the outcome of the motion to dismiss. Moreover, we cannot predict if the court will certify a class.
In addition, we have been notified that the U.S. Securities and Exchange Commission, Los Angeles Regional Office, is conducting a formal investigation regarding the issues that are the subject of our restatement of financial results announced on August 20, 2010. We are cooperating fully with the SEC during this investigation process. We cannot predict the cost or potential liabilities associated with responding to the SEC investigation or any related investigations or litigation that may arise from the matters under inquiry.
We have notified our insurance carriers of these matters. One carrier, which issued a directors’ and officers’ liability policy that applies to part of the Proposed Class Period, has informed the Company that it formed the view that its policy does not provide coverage for these matters. Accordingly, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. Litigation and regulatory actions or proceedings can be time consuming and expensive, and could divert management time and attention from our business, which could have a material adverse effect on our revenues and results of operations. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results. Finally, we cannot provide any assurance that the final outcome of these matters will not have a material adverse effect on our business, results of operations, or financial condition.
Deterioration of economic conditions and a resulting decrease in demand for advertising services would materially and adversely affect our financial condition and results of operations and limit our growth prospects.
Demand for our advertising services, and the resulting advertising spending by our clients on our network, is affected significantly by prevailing economic conditions. The current economic downturns in global markets have impacted, and are expected to further impact, materially and adversely, the advertising spending of our existing and potential multinational clients and, as the crisis spreads to China, the advertising spending of our existing and potential domestic clients. With a severe decline in economic conditions, clients who would normally spend on a broad range of traditional and new media may curtail their overall spending or concentrate their advertising spending on one medium. As we derive most of our revenues from our billboard and in-elevator advertising networks, a decrease in demand for advertising media in general and for our advertising media or advertising networks in particular would materially and adversely affect our financial condition and results of operations and limit our growth prospects. In addition, our clients who are adversely affected by the worsened economic conditions may delay paying the advertising fees to us, which would adversely affect our liquidity and results of operations.

A business strategy of making acquisitions subjects us to all of the risks inherent in identifying, acquiring and operating newly acquired businesses.
Our growth strategy includes acquiring new businesses to complement and expand our existing operations. In the future, we may continue to make acquisitions of, or investments in, businesses that we believe could complement or expand our current business or offer growth opportunities. To that end, we may spend significant management time and resources in analyzing and negotiating acquisitions or investments that are not consummated. The ongoing process of integrating these businesses is distracting, time consuming, expensive, and requires continuous optimization and allocation of resources. Additionally, if we use stock as consideration, this would have a dilutive effect on existing stockholders. If we use cash, this would reduce our liquidity and impact our financial flexibility. We may seek debt financing for particular acquisitions, which may not be available on commercially reasonable terms, or at all. We face all the risks associated with a business acquisition strategy, including, but not limited to:
•	the potential disruption of our existing businesses, including the diversion of management attention and the redeployment of resources;

•	entering new markets or industries in which we have limited prior experience;

•	failure to identify in due diligence key issues specific to the businesses we seek to acquire or the industries or other environments in which they operate, or, failure to protect against contingent liabilities arising from those issues;

•	unforeseen or hidden liabilities;

•	difficulties in integrating, aligning and coordinating organizations which will likely be geographically separated and may involve diverse business operations and corporate cultures;

•	difficulties in integrating and retaining key management, sales, research and development, production and other personnel;

•	potential loss of key employees, clients or distribution partners of the acquired businesses;

•	difficulties in incorporating the acquired business into our organization;

•	the potential loss of customers, distributors or suppliers;

•	adverse effects on our existing business relationships with our advertisers;

•	difficulties in integrating or expanding information technology systems and other business processes to accommodate the acquired businesses;

•	risks associated with integrating financial reporting and internal control systems;

•	the potential for future impairments of goodwill if the acquired business does not perform as expected;

•	the inability to obtain necessary government approvals for the acquisition, if any; and

•	successfully operating the acquired business.
If we cannot overcome these challenges, we may not realize actual benefits from past and future acquisitions, which will impair our overall business results. If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and growth potential.
We experienced rapid expansion in recent years, which resulted, and will continue to result, in substantial demand on our management resources. To manage our growth, we must develop and improve our existing administrative and operational systems and our financial and management controls, and further expand, train and manage our work force. We also need to incur substantial costs and spend substantial resources in connection with these efforts. We may not have the resources to revamp our systems and controls, recruit or train our personnel, or afford to incur the costs and expenses in order to successfully manage our growth. Failure to manage our growth may materially and adversely affect our business and growth potential.
Future charges due to possible impairments of acquired assets may have a material adverse effect on our financial condition and results of operations.
A portion of our assets is comprised of goodwill and other intangible assets, which may be subject to future impairment that would result in financial statement write-offs. Goodwill and other intangible assets represent approximately 57.5% of our total assets at December 31, 2010. If there is a material change in our business operations or prospects, the value of the intangible assets we have acquired or may acquire in the future could decrease significantly. On an ongoing basis and at least annually, we will evaluate, partially based on discounted expected future cash flows, whether the carrying value of such intangible assets may no longer be recoverable, in which case a charge to earnings may be necessary. Any future determination requiring the write-off of a significant portion of unamortized intangible assets, although not requiring any additional cash outlay, could have a material adverse effect on our financial condition, results of operations and stock price.
We face significant competition for advertising spending from operators of new and traditional advertising networks. If we cannot successfully compete, our results of operations would be materially and adversely affected.
We face competition for general advertising spending from operators of many other forms of advertising networks, such as television, print media, Internet and other types of out-of-home advertising.
Our success depends on the continuing and increased interest of advertising clients and agencies in in-elevator, outdoor billboard, transit advertising as components of their advertising strategies. Advertisers may elect not to use our services if they believe that the viewing public is not receptive to advertising platforms we offer or that these platforms do not provide sufficient value as effective advertising mediums. If we cannot successfully compete for advertising spending against traditional, Internet and other types of out-of-home advertising, we will be unable to generate sufficient revenues and cash flows to operate our business, and our results of operations could be materially and adversely affected.
For in-elevator and billboard advertising spending, we face competition from different players across different platforms and in different cities where we operate. For our in-elevator advertising platform, we compete primarily against large regional operators and other nationwide operators some of which have substantially more financial resources than we have. For our billboard advertising platform, we compete against mostly local or regional outdoor billboard owners and operators, as the outdoor billboard market in China is largely fragmented. For our transit advertising platform, we compete against other seasoned operators. We compete for advertising spending on these platforms generally on the basis of network coverage, service quality and brand name. If we cannot compete successfully for advertising spending on these platforms, our market share and our results of operations would suffer.
We have a limited operating history which may make it difficult for you to evaluate our business and prospects.
SearchMedia International entered the out-of-home advertising market in 2005. We have been a public company since 2009. Accordingly, we have a limited operating history for our current operations upon which you can evaluate the viability and sustainability of our business and our acceptance by advertisers.

If we fail to develop and maintain relationships with site owners, managers and sublessors that provide us access to desirable locations and network platforms, our growth potential and our business could be harmed.
Our ability to generate revenues from advertising sales depends largely on our ability to provide a large network of our media products across media platforms at desirable locations. The effectiveness of our network also depends on the cooperation of site owners and managers to allow us to install the desired types of frames at the desired spots on their properties and, for in-elevator advertising, to keep the elevators in operation and accessible to the viewing public. To address these needs, we must develop and maintain business relationships with site managers and owners and, for a portion of our network, sublessors that consist primarily of advertising companies. Since the ownership of residential and office buildings are fragmented, maintaining these relationships requires considerable operational resources in terms of contract management and site development and maintenance personnel. If we fail to devote the necessary resources to maintaining these relationships or if we fail to perform our obligations under the existing leases, these lessors and sublessors may terminate their leases with us or not renew them upon expiration. In some cases, we have not maintained good relations and some of our leases have been terminated or may be terminated in the future. As there is a limited supply of billboards at desirable locations and a limited number of subway stations, the termination of a significant number of the leases for billboards and light boxes at subway stations could harm our multi-platform growth and operation strategies and our business and prospects could suffer as a result.
Failures to obtain site owners’ consents or objections from site owners to the installations of our media products could lead to termination of our contracts or installations, which would harm our results of operations.
PRC real estate laws and regulations require that we obtain prior consent of site owners and managers for any commercial use of public areas or facilities of residential properties. We generally enter into display placement agreements with site managers. To comply with PRC real estate laws and regulations, we also need to obtain or urge site managers to obtain prior consent of site owners committees or site owners. In some circumstances, it is difficult to locate site owners. If we enter into an agreement for display placement with a site manager without the consent from the relevant site owners, we could be subject to fines of up to RMB0.2 million (approximately $29,000) for each site and be required to remove our advertising posters from the affected building. In addition, site owners who object to the installation of poster frames in their buildings may cause site managers to terminate or fail to renew site contracts with us, which would harm our results of operations.
If we are unable to obtain or retain desirable placement locations for our advertising poster frames and outdoor billboards on commercially advantageous terms, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
Our cost of revenues consists primarily of operating lease cost of advertising space for displaying advertisements, depreciation of advertisement display equipment, amortization of intangible assets relating to lease agreements and direct staff and material costs associated with production and installation of advertisement content. Our operating lease cost represents a significant portion of our cost of revenues. In 2009 and 2010, our operating lease cost accounted for 84.4% and 91.4%, respectively, of our cost of revenues and 62.0% and 64.3% respectively, of our total revenues. In the future, we may need to pay higher amounts in order to renew existing leases, obtain new and desirable locations, or secure exclusivity and other favorable terms. If we are unable to secure commercially advantageous terms or pass increased location costs onto our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
The shareholders of Jingli Shanghai may have potential conflicts of interest with us.
The shareholders of Jingli Shanghai are also the founders and shareholders of the Company. Conflicts of interests between their dual roles as shareholders of both Jingli Shanghai and the Company may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of the Company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause Jingli Shanghai to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Jingli Shanghai and receive economic benefits from it. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of Jingli Shanghai, we would have to rely on legal proceedings, the outcome of which is uncertain and could be disruptive to our business.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.
Our future success depends heavily on the continued services of our senior executives and other key employees, their industry expertise, their experience in business operations and sales and marketing, and their working relationships with our advertising clients as well as the site owners, property developers, property management companies, homeowner associations and relevant government authorities that affect the site contracts with us.
We do not have a long history of working with some of these senior executives and key employees. If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives join a competitor or forms a competing company, we may lose clients, site contracts, key professionals and staff members. We have entered into an employment agreement with each of our executive officers, which agreement contains non-competition provisions. However, if a dispute arises between us and our executive officers, there is no assurance that any of these agreements could be enforced, or to what extent they could be enforced, in China, in light of the uncertainties with China’s legal system.
If we are unable to adapt to changing advertising trends of advertisers and consumers, we will not be able to compete effectively and we will be unable to increase or maintain our revenues, which may materially and adversely affect our business prospects and revenues.
The competitive market for out-of-home advertising requires us to continuously identify new advertising trends of advertisers and consumers. In response to these new advertising trends, we may need to quickly develop and adopt new formats, features and enhancements for our advertising network and/or cost-effectively expand into additional advertising media and platforms beyond in-elevator, billboards, and transit platform advertising. We may be required to incur, but may not have the financial resources necessary to fund, development and acquisition costs in order to keep pace with new advertising trends. If we fail to identify or respond adequately to these changing advertising trends, demand for our advertising network and services may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.
Our growth could suffer if we fail to expand our media networks to include new media offerings, media platforms or enter into new markets.
Currently, our network primarily consists of in-elevator, outdoor billboard and transit advertising. Our growth strategy includes broadening our service offerings and possibly entering into new advertising markets. It is difficult to predict whether consumers and advertising clients will accept our entry into new media markets or accept the new media products or platforms we may offer. It is also difficult to predict whether we will be able to generate sufficient revenues to offset the costs of entering into these new markets or introducing these new products or new media platforms. We may also have limited or no prior experience working with these new products, platforms or markets. If we fail to expand our media network to include new media products, platforms or markets, our growth could suffer as a result.
If site managers or owners shut down our displays for site maintenance or other reasons, our business could be adversely affected.
Under certain site leasing contracts we entered into with site managers or owners, site managers or owners have the right to shut down our displays with prior written notice if they need to inspect or maintain the sites where we have installed advertising displays, or for other reasons such as facility reconstruction. However, under our contracts with our advertising clients, if these displays are shut down for an extended period of time, we are required to substitute these suspended displays with alternative displays. If we cannot reach an agreement with our clients on the alternative displays, we could be required to refund the advertising fees paid by these clients. If a substantial number of our displays are shut down by site managers within a short time period, we may not be able to locate alternative display locations and may incur substantial remedial costs. Our relationships with our advertising clients could also suffer and our financial results could be adversely affected.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.
We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business may adversely affect our business and reputation. We have historically relied on a combination of trademark and copyright law, trade secret protection and restrictions on disclosure to protect our intellectual property rights. We have entered into confidentiality agreements with all our employees. We cannot assure you that these confidentiality agreements will not be breached, or that we will have adequate remedies for any breach.
We are still in the process of registering in China the “SearchMedia” trademark and logo used in our business. We cannot assure you that our trademark application will ultimately proceed to registration or will result in registration with scope adequate for our business. Some of our pending applications or registration may be successfully challenged or invalidated by others. If our trademark application is not successful, we may have to use different marks for affected services or technologies, or enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.
In addition, monitoring and preventing unauthorized use of our trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.
We rely on computer software and hardware systems in managing our operations; any failure in these systems could adversely affect our business, financial condition and results of operations.
We are dependent upon our computer software and hardware systems in supporting the sales, scheduling and maintenance of our network. In addition, we rely on our computer hardware for the storage and delivery of the data on our network. Any system failure which causes interruptions to the input and retrieval of data or increases our service time could disrupt our normal network operations. In addition, computer hackers infecting our network with viruses could cause our network to become unavailable. Although we believe that our disaster recovery plan is adequate to handle the failure of our computer software and hardware systems, we cannot assure you that we will be able to effectively carry out this disaster recovery plan or that we would be able to restore our network operations fast enough to avoid a significant disruption to our business. Any failure in our computer software and/or hardware systems could decrease our revenues and harm our relationships with advertisers and target audiences, which in turn could have a material adverse effect on our business, financial condition and results of operations.
We have no business liability, disruption or litigation insurance, and we could incur substantial costs if our business is disrupted due to natural disasters, litigation or other business interruptions.
The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability or disruption coverage for our operations in China. All industries are subject to legal claims. As a public company, we are particularly susceptible to securities and derivative lawsuits. These claims may be costly to defend and divert the attention of our management and our resources in general. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal claim or proceeding could have a material effect on our business, financial condition, results of operations or cash flows. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

Our operating results are difficult to predict and may fluctuate from period to period.
Our operating results are difficult to predict and may fluctuate from period to period. Factors that are likely to cause our operating results to fluctuate include:
•	our ability to maintain and increase sales to existing advertising clients, attract new advertising clients and satisfy our clients’ demands;

•	the frequency of our clients’ advertisements on our network;

•	remaining competitive with the pricing strategies of our competitors;

•	effects of strategic alliances, potential acquisitions and other business combinations, and our ability to successfully and timely integrate alliances or acquired businesses into our business;

•	changes in government regulations in relation to the advertising industry;

•	lower advertising spending immediately following a major holiday season in China; and

•	economic and geopolitical conditions in China and elsewhere.
Many of the factors discussed above are beyond our control, making our results difficult to predict from period to period. Although we did not experience significant seasonality in our business, except for generally lower sales in periods immediately following major holiday seasons historically, you should not rely on our operating results for prior periods as an indication of our future results. If our revenues for a particular period are lower than expected, we may be unable to reduce our operating expenses for that period by a corresponding amount, which would harm our operating results for that period relative to our operating results from other periods.
Risks Relating to Doing Business in the People’s Republic of China
If the PRC government determines that the contractual arrangements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.
Applicable PRC laws and regulations currently require any foreign entities that invest in the advertising services industry in China to have at least two years of direct operations in the advertising industry outside of China. We are a Cayman Islands corporation and a foreign legal person under Chinese laws. Before we acquired 100% of the equity interests of Ad-Icon in 2008, we had not directly operated an advertising business outside of China and thus could not qualify for the requirement of minimum two years experience outside China under PRC regulations. Accordingly, our subsidiary, Jieli Consulting, is currently ineligible to apply for the required business license for providing advertising services in China. Therefore, we entered into contractual arrangements with our consolidated variable interest entity in China, Jingli Shanghai, and prior to formation of Jingli Shanghai, we operated our advertising business through Shanghai Sige Advertising and Media Co., Ltd., or Sige, Shenzhen Dale Advertising Co., Ltd., or Dale and Beijing Conghui Advertising Co., Ltd., or Conghui. Jingli Shanghai is currently owned by two PRC citizens, Ms. Qinying Liu and Ms. Le Yang, and holds the requisite business license to provide advertising services in China. Jingli Shanghai and its subsidiaries directly operate a portion of our advertising network, enter into display placement agreements and sell advertising spaces to our clients with respect to certain of our operating subsidiaries. In 2010, Ad-Icon Shanghai, a wholly-owned subsidiary of Ad-Icon, acquired some of Jingli Shanghai’s subsidiaries and operates advertising business through such subsidiaries. Before the remaining subsidiaries of Jingli Shanghai are acquired by Ad-Icon Shanghai, we are expected to continue to be dependent on Jingli Shanghai and its subsidiaries to operate a portion of our advertising business. We do not have any equity interest in Jingli Shanghai but receive the economic benefits and assume the economic risks of it through various contractual arrangements and certain corporate governance and shareholder rights arrangements. In addition, we have entered into agreements with Jingli Shanghai and each of the shareholders of Jingli Shanghai which allow us to exert control over Jingli Shanghai.

If we, Jieli Consulting, Jieli Network, Jingli Shanghai or any of our future PRC subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, or SAIC, which regulates advertising companies, would have broad discretion in dealing with such violations, including:
•	revoking the business and operating licenses of Jingli Shanghai or our PRC subsidiary and other affiliated entities, if any;

•	discontinuing or restricting the operations of any transactions among our PRC subsidiary, Jingli Shanghai and its shareholders;

•	imposing fines, confiscating the income of Jingli Shanghai or our income, or imposing other requirements with which we or our PRC subsidiary and affiliated entities may not be able to comply;

•	requiring us or our PRC subsidiary and affiliated entities to restructure our ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of the Business Combination to finance our business and operations in China.
The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business, and our financial condition and results of operations.
We rely on contractual arrangements with Jingli Shanghai and its shareholders for our China operations, which may not be as effective in providing operational control as would be the case through ownership of a controlling equity interest in such operating entities.
In April 2008, we acquired 100% of the equity interest in Ad-Icon, a Hong Kong company, which operates an outdoor billboard advertising business. In December 2009, Ad-Icon established Ad-Icon Shanghai in China. In 2010, Ad-Icon Shanghai acquired most of the subsidiaries of Jingli Shanghai, but as of the date of filing of the Annual Report on Form 20-F, Ad-Icon Shanghai has not acquired all remaining subsidiaries of Jingli Shanghai. We have relied and expect to continue to rely on contractual arrangements with Jingli Shanghai and its shareholders to operate a portion of our business in China before we complete the acquisition of all subsidiaries of Jingli Shanghai. For a description of these contractual arrangements, see “Information on the Company —Organizational Structure — Contractual Arrangements with Jingli Shanghai and its Shareholders” in this Annual Report on Form 20-F. These contractual arrangements include an equity pledge agreement, under which the shareholders of Jingli Shanghai pledged their equity interests in Jingli Shanghai to Jieli Consulting. Such pledge was duly created by recording the pledge on Jingli Shanghai’s register of shareholders in accordance with the PRC Collateral Law. According to the PRC Property Rights Law, effective as of October 1, 2007, the pledge needs to be registered with the relevant local branch of the Shanghai Administration of Industry and Commerce. Jingli Shanghai successfully registered the pledge with the Shanghai Administration of Industry and Commerce Chongming Sub-bureau on February 2, 2009. These contractual arrangements may not be as effective as ownership of a controlling equity interest would be in providing us with control over Jingli Shanghai. Under the current contractual arrangements, as a legal matter, if Jingli Shanghai or any of its shareholders fails to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. For example, if the shareholders of Jingli Shanghai were to refuse to transfer their equity interests in Jingli Shanghai to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith towards us, we may have to take legal action to compel them to perform their contractual obligations. In addition, we may not be able to renew these contracts with Jingli Shanghai and/or its shareholders.

In addition, if Jingli Shanghai or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Jingli Shanghai undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenue.
All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entity, and our ability to conduct our business may be materially and negatively affected.
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures may benefit the overall PRC economy, they may also have a negative effect on us. For example, our business, financial condition and results of operations may be adversely affected by changes in tax regulations or government’s control over capital investments and foreign currencies. As the PRC economy is increasingly linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial and economic crises. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of investments and expenditures in China, which in turn could lead to a reduction in demand for our services and products and consequently have a material adverse effect on our business and prospects. The various economic and policy measures enacted by the PRC government to forestall economic downturns or shore up the PRC economy may not succeed and our business could be negatively affected as a result.
If advertising registration certificates are not obtained for advertisements on our outdoor billboard or rapid transit networks, we may be subject to fines.
On May 22, 2006, the SAIC amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the new outdoor advertisement provisions, advertisements placed on posters, digital displays, light boxes, neon lights via outdoor premises, space, facilities, as well as those placed in rapid transit stations are treated as outdoor advertisements and must be registered in accordance with the local SAIC by “advertising distributors” and advertising registration certificates must be obtained. After review and examination, if an application complies with the requirements, the local SAIC will issue an Outdoor Advertising Registration Certificate for such advertisement. The content, format, specifications, periods and locations of dissemination of the outdoor advertisement must be submitted for filing with the local SAIC.
We require advertisers to apply for and obtain the registration certificates for their advertisements. If an advertiser displays an advertisement without the requisite registration, the relevant local SAICs may require us to disgorge advertising revenues or may impose fines on us.

Our outdoor billboards, light boxes and neon signs are subject to municipal zoning requirements, governmental approvals and administrative controls. If we are required to tear down our billboards, light boxes or neon signs as a result of these requirements, approvals or controls, our operations could be materially and adversely affected.
Our billboards, light boxes and neon signs are subject to local regulations which may impose detailed requirements regarding municipal zoning requirements and governmental approvals. Each outdoor placement and installation may require a license with specific terms of use. If we, or our lessors or sublessors, violate the terms of the license for the relevant placement and installation for a billboard, light box or neon sign, we could be required to tear it down. We may also be required to tear it down as result of change of municipal zoning requirements or actions taken by local authorities for city beautification, clean-up or other purposes. If we lose a significant number of billboards, light boxes and/or neon signs as a result, our business operations would be materially and adversely impacted. Moreover, if we are unable to perform our advertising contracts as a result of these losses, we may incur remedial costs and our relationships with our advertising clients and financial results could be harmed as a result.
If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.
Under the New PRC Enterprise Tax law effective January 1, 2008, or the EIT law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” and will be subject to the EIT at the rate of 25% on its global income. The implementing rules of the EIT law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The State Tax Administration issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. If we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be subject to tax under the EIT law at the rate of 25% and, to the extent we were to generate substantial amount of income outside of PRC in the future, we would be subject to additional taxes. In addition, if we were to be considered a “resident enterprise,” the dividends we pay to our non-PRC enterprise shareholders would be subject to withholding tax and our non-PRC enterprise shareholders would be subject to a 10% income tax on any gains they would realize from the transfer of their shares, if such income were sourced from within the PRC.
As of the date of this Annual Report on Form 20-F, no final interpretations on the implementation of the “resident enterprise” designation are available for companies such as ours. Moreover, any such designation, when made by PRC tax authorities, will be determined based on the facts and circumstances of individual cases. As a result, we cannot currently determine the likelihood of the Company being designated a “resident enterprise”.
Uncertainties with respect to the PRC legal system could adversely affect us.
We conduct our business primarily through our subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.
Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after a violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content and services we provide through our network.
PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violations of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In cases involving serious violations, the PRC government may revoke an offender’s license for advertising business operations.
As an operator of an advertising medium, we are obligated under PRC law to monitor the advertising content displayed on our network for compliance with applicable law. Although the advertisements displayed on our network may have been previously displayed over public media, we may be required to separately and independently vet these advertisements for content compliance before displaying them on our networks. In addition, for advertising content related to certain types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filings with the local authorities. Previously, we did not strictly abide by these requirements. We have remedied this noncompliance and have, among other things, employed qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations. However, there can be no assurances that we will not be penalized for our past noncompliance or that each advertisement provided by an advertising client is in compliance with relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided by our advertising clients are accurate and complete.
Moreover, civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, site managers and owners may seek to hold us responsible for any consumer claims against them or may terminate their relationships with us.
In addition, if the security of our content management system is breached and unauthorized images or text are displayed on our network, viewers or the PRC government may find these images or text to be offensive, which may subject us to civil liability or government censure, and harm our reputation. If our viewers do not believe our content is reliable and accurate, our business model may become less appealing to them and our advertising clients may be less willing to place advertisements on our network. Government censure, investigation or any other government action, or any civil suits against us could divert management time and resources and could have a material and adverse effect on our business, results of operations and financial condition.
Governmental control of currency conversion may materially and adversely affect the value of your investment. Substantial limitations may be imposed on the removal of funds from the PRC to the Company, or the infusion of funds by us to our subsidiaries and affiliates located in the PRC.
The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries.
Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our parent, the Company. As dividends from Chinese operations will be the primary source of revenue production for us, failure to be able to receive such dividends could materially and adversely impact the value of your Company shares and could make it impossible for us to meet our cash flow requirements.
On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular No. 142. Pursuant to Circular No. 142, the RMB fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for Documents certifying the purposes of the RMB fund from the settlement of foreign currency capital including a business contract must also be submitted for the settlement of the foreign currency. We used to provide loans to Jingli Shanghai in RMB settled from foreign currency capital of Jieli Consulting and Jieli Network. With the strengthened administration on settlement of foreign currency, these previous loan arrangements may no longer be feasible. If the foreign exchange control system prevents Jingli Shanghai from obtaining sufficient RMB to satisfy its currency demands, the operation of the Company may be materially and adversely affected.
Our subsidiary in Hong Kong, Ad-Icon Company Limited, on December 11, 2009, established Ad-Icon Advertising (Shanghai) Co., Ltd., a wholly-owned subsidiary in China, which is permitted to operate advertising business in China. Through Ad-Icon Shanghai, we can enter into advertising contracts directly with clients and submit those contracts for the purpose of settling foreign currencies. In the meantime, we can submit the business contracts between Jieli Consulting/Jieli Network and Jingli Shanghai for the purpose of settling foreign currencies. According to our PRC counsel to the Company, both alternatives are permissible under PRC laws.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may prevent us from making loans or capital contributions to our PRC operating subsidiaries and affiliated entities.
As an offshore holding company of our PRC operating subsidiaries and affiliates, any loans by us to our PRC subsidiaries or consolidated PRC affiliates are subject to PRC regulations and approvals. For example:
•	loans by us to our wholly-owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance the activities cannot exceed statutory limits and must be registered with SAFE, or its local counterpart; and
•	loans by us to Jingli Shanghai, which is a domestic PRC entity, may require the approval from the relevant government authorities or registration with SAFE or its local counterpart.
We may also decide to finance our wholly-owned subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because Jingli Shanghai is a domestic PRC entity, we are not likely to finance our activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in the “Business — Regulatory Matters” section of this Annual Report on Form 20-F. There can be no assurances that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or Jingli Shanghai. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. As a result of this policy change, Chinese RMB appreciated approximately 6.4%, less than 1.0% and 3.0% against the U.S. dollar in 2008, 2009 and 2010, respectively. It is possible that the Chinese government will adopt a more flexible currency policy, which could result in more significant fluctuations of Chinese RMB against the U.S. dollar.
Substantially all of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi. Thus, a resumption of the appreciation of the Renminbi against the U.S. dollar would, for instance, further increase our costs in U.S. dollar terms. In addition, as we principally rely on dividends and other distributions paid to us by our subsidiaries and affiliated entities in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition. In addition, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our preferred or ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Any fluctuation of the exchange rate between the Renminbi and the U.S. dollar could also result in foreign current translation losses for financial reporting purposes.
Any health epidemics and other outbreaks, or war, acts of terrorism and other man -made or natural disasters could severely disrupt our business operations.
Our business could be materially and adversely affected by the outbreak of avian influenza, H1N1 Flu, severe acute respiratory syndrome, or SARS, or another epidemic. In recent years, there have been reports on the occurrences of avian influenza and H1N1 Flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian influenza, H1N1 Flu, SARS or other adverse public health developments in China could require the temporary closure of our offices or prevent our staff from traveling to our clients’ offices to sell our services or provide on site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.
Our operations are vulnerable to interruption and damage from natural and other types of disasters, including snowstorms, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. If any disaster were to occur in the future, our ability to operate our business could be materially impaired.
We are a Cayman Islands company and, because the rights of shareholders under Cayman Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.
The company’s conduct of its corporate affairs will be governed by its Memorandum and Articles of Association, and the Company is subject at all times to the Companies Law (2010 Revision) of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders and the fiduciary duties of the directors under Cayman Islands law are governed by the Companies Law (2010 Revision) and/or common law principles derived from cases in the Cayman Islands and in the courts of England (English case law is not binding but is considered persuasive in the courts of the Cayman Islands). The rights of shareholders and the fiduciary duties of directors under Cayman Islands law differ from those established under statutes or judicial precedent in some jurisdictions in the United States. Additionally, the removal of a director from our Board, even for cause, may in certain circumstances require the approval of our shareholders. Also, the Cayman Islands has a less developed body of securities law compared to the United States and less developed or judicially interpreted bodies of corporate law compared to many U.S. states, including Delaware.

In the future, our Board of Directors may be subject to potential deadlock.
Pursuant to the share exchange agreement and Business Combination, we entered into a voting agreement with China Seed Ventures, L.P., Qinyng Liu, Le Yang, Vervain Equity Investment Limited, Sun Hing Associates Limited, and Linden Ventures, each a previous SearchMedia International shareholder or warrantholder, and Frost Gamma Investments Trust, Robert Fried, Rao Uppaluri, Steven Rubin and Jane Hsiao, each a previous Ideation shareholder, which provides, among other things, that, for a period which commenced on October 30, 2009 and ends on October 30, 2012, each party to the voting agreement will agree to vote in favor of the director nominees nominated by the Ideation representative and the SM Cayman shareholders’ representatives as provided in the share exchange agreement. Our Articles of Association require the approval by a majority of the Directors for many corporate actions. Although our current Board of Directors presently consists of five members, there may be occasions when the previous SearchMedia International shareholders and warrantholders exercise their contractual right to fill the vacancies, which could result in an even number of six or eight board members. Because there are no mechanisms in the voting agreement or our Articles of Association which provide a mechanism to resolve a Board deadlock, it is possible that our Board of Directors may be unable to obtain majority approval in certain circumstances, which would prevent us from taking actions that may be important to our business and operations.
As a foreign private issuer, we will be exempt from certain SEC requirements that provide stockholders with protections and information that must be made available to stockholders of U.S. public companies.
On June 30, 2010, we became a foreign private issuer, which reduces the reporting requirements under the Exchange Act, resulting in fewer costs associated with financial and reporting compliance. For example, as a foreign private issuer we will be exempt from certain provisions applicable to U.S. public companies, including:
•	the rules requiring the filing with the SEC of quarterly reports on Form 6-K or current reports on Form 6-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material non-public information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions, or a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months.
As a foreign private issuer, we will file an annual report on Form 20-F within six months of the close of fiscal year 2010, and within four months of each fiscal year beginning with fiscal year 2011, and reports on Form 6-K relating to certain material events promptly after we publicly announces these events. However, because of the foregoing filing exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.
Because we do not intend to pay dividends on our ordinary shares for the foreseeable future, stockholders will benefit from an investment in our ordinary shares only if those shares appreciate in value.
We currently intend to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on factors our board of directors deem relevant, including, among others, our results of operations, financial condition and cash requirements, business prospects, the terms of our credit facilities, if any, and any other financing arrangements. Accordingly, realization of a gain on stockholders’ investments will depend on the appreciation of the price of our ordinary shares, and there is no guarantee that our ordinary shares will appreciate in value.

Voting control by executive officers, directors and other affiliates of the company may limit your ability to influence the outcome of director elections and other matters requiring shareholder approval.
The executive officers, directors and other affiliates of the Company own over 38% of our voting shares. These shareholders can control substantially all matters requiring approval by our shareholders, including the election of directors and the approval of other business transactions. This concentration of ownership could have the effect of delaying or preventing a change in control of the Company or discouraging a potential acquirer from attempting to obtain control of the Company, which in turn could have a material adverse effect on the market price of ordinary shares or prevent our shareholders from realizing a premium over the market price for their ordinary shares.
The NYSE Amex may delist our securities from quotation on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
If the NYSE Amex delists our securities from trading on its exchange, we could face significant material adverse consequences, including:
•	a limited availability of market quotations for our securities;

•	a reduced liquidity with respect to our securities;

•	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of news and analyst coverage for the company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.
On April 8, 2011, we received notice of noncompliance with Section 704 of the NYSE Amex Company Guide, which required us to hold our stockholders annual meeting during 2010 for the fiscal year ended December 31, 2009. The Exchange notified us on May 5, 2011 that it accepted our plan dated April 6, 2011 and granted us an extension until October 4, 2011 to regain compliance with continued listing standards. We will be subject to periodic review by Exchange Staff during its extension period. This Form 20-F is being filed on June 30, 2011 and we expect to hold our annual general stockholders meeting before the October 4, 2011 deadline. Following the annual general stockholders meeting, we anticipate that we will be in compliance with Section 704 of the Company Guide.
A significant number of shares are eligible for future sale by our stockholders and the sale of those shares could adversely affect the stock price.
A significant number of our outstanding shares of common stock became eligible for resale beginning October 30, 2010, as a result of the expiration of lock up provisions on resale. If our stockholders whose shares are eligible for resale sell or attempt to sell their stock in the public market, the trading price of our common stock could decline.
There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the Business Combination, which could result in significantly greater U.S. federal income tax liability to us.
Section 7874(b) of the Code generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. If Section 7874(b) were to apply to the conversion, then we, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the Business Combination as if we were a domestic corporation.

Although Section 7874(b) should not apply to treat us as a domestic corporation for U.S. federal income tax purposes because the Business Combination should be treated as part of the same transaction and, therefore, this 80% threshold was not reached, due to the absence of full guidance on how the rules of Section 7874(b) will apply to the transactions contemplated by the Business Combination, this result is not entirely free from doubt. As a result, stockholders and warrant holders are urged to consult their own tax advisors on this issue. We intend to take the position that we are a foreign corporation for U.S. federal income tax purposes. The immediately following two risk factors assume that we will be treated as a foreign corporation for U.S. federal income tax purposes.
There is a risk that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of ordinary shares or warrants of SearchMedia.
We will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (looking through certain corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we were a PFIC for any taxable year during which a U.S. holder held our ordinary shares or warrants, the U.S. holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.
Based on the expected composition of the assets and income of the Company and our subsidiaries after the Business Combination, it is not anticipated that we will be treated as a PFIC following the Business Combination. The actual PFIC status of the Company for any taxable year, however, will not be determinable until the conclusion of our taxable year, and accordingly there can be no assurance as to the status of the Company as a PFIC for the current taxable year or any future taxable year. U.S. holders of our securities are urged to consult their own tax advisors regarding the possible application of the PFIC rules.
If you acquire (directly, indirectly, or constructively) 10% or more of our shares, you may be subject to taxation under the “controlled foreign corporation,” or CFC rules.
Each “10% U.S. Shareholder” of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC’s taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. In addition, if a person that is or was a “10% U.S. Shareholder” of a CFC during the 5-year period ending on the date on which such person sells or exchanges shares of stock of such corporation recognizes gain such a sale or such person as a dividend to the extent of earnings and profits of the corporation attributable to such stock that were accumulated while such person held the stock while the corporation was a CFC. After 2010, dividends may be taxed at higher rates than long-term capital gains. A foreign corporation is considered a CFC if “10% U.S. Shareholders” own more than 50% of the total combined voting power of all classes of voting stock of the foreign corporation, or the total value of all stock of the corporation. A “10% U.S. Shareholder” is a U.S. person, as defined in the Internal Revenue Code, that owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% and 10% ownership tests have been satisfied, shares owned includes shares owned directly or indirectly through foreign entities or shares considered owned under constructive ownership rules. The attribution rules are complicated and depend on the particular facts relating to each investor. U.S. holders are urged to consult their own tax advisors regarding the possible application of the CFC rules.

Risks Relating to Our Stockholders and Warrant holders
We may choose to redeem our outstanding warrants at a time that is disadvantageous to the warrant holders, preventing such holders from realizing the potential economic value of their warrants.
Subject to there being a current prospectus under the Securities Act, we may redeem all of the currently outstanding warrants at any time after they become exercisable at a price of $0.01 per warrant, upon a minimum of 30 days prior written notice of redemption, if and only if, the last sale price of our ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30-trading-day period ending three business days before we send the notice of redemption. Calling all of such warrants for redemption could force the warrant holders to:
•	exercise the warrants and pay the exercise price for such warrants at a time when it may be disadvantageous for the holders to do so;

•	sell the warrants at the then-current market price when they might otherwise wish to hold the warrants; or

•	accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.
Our warrant holders may not be able to exercise their warrants, which may significantly reduce their economic value and create liability for us.
Holders of our warrants will be able to receive shares upon exercise of the warrants only if:
•	a current registration statement under the Securities Act relating to the ordinary shares underlying the warrants is then effective; and

•	such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside.
A registration statement covering the shares underlying the warrants is not currently effective. In addition, some states may not permit us to register the shares issuable upon exercise of our warrants for sale. The value of the warrants will be greatly reduced if a registration statement covering the shares issuable upon the exercise of the warrants is not filed and declared effective or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. We have agreed to qualify for sale the common stock underlying our warrants in each state in which the units issued in the Ideation IPO were initially offered. However we did not agree to qualify such securities in any other state.
Holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised, which could result in the filing of claims against and other losses for us.

Item 4	Information on the Company

A.	History and Development of the Company
History and Development
SearchMedia Holdings’ legal name is SearchMedia Holdings Limited. We are a Cayman Islands exempted company. Our predecessor, Ideation Acquisition Corp., was incorporated on June 1, 2007. SearchMedia operates under The Companies Law (2010 Revision) of the Cayman Islands. Our principal executive offices are located at 13F, Central Modern Building, 468 Xin Hui Road, Putuo District, Shanghai, China, 200060, and our telephone number is 86-2162278018. Our Internet website address is www.searchmediaholdings.com. The Internet website address provided in this Annual Report on Form 20-F is not intended to function as a hyperlink and information obtained at the address is not and should not be considered part of this Annual Report on Form 20-F and is not incorporated by reference in this Annual Report on
Form 20-F.

In order to facilitate fundraising outside of China, SearchMedia International was incorporated in the Cayman Islands on February 9, 2007 and became the holding company of SearchMedia International’s business. On June 1, 2007, SearchMedia International established Jieli Investment Management Consulting (Shanghai) Co., Ltd., (Jieli Consulting), a wholly-owned subsidiary of SearchMedia International in China. Because the operation of an advertising network in China was restricted to PRC domestic entities at the time, SearchMedia International through Jieli Consulting, entered into contractual arrangements with Jingli Shanghai on September 10, 2007.
In October 2009, we acquired SearchMedia International pursuant to a share exchange agreement by and among our predecessor, Ideation Acquisition Corp., a Delaware corporation (“Ideation”), ID Arizona Corp., an Arizona corporation and wholly owned subsidiary of Ideation (“ID Arizona”), SearchMedia International, the subsidiaries of SearchMedia International, and Shanghai Jingli Advertising Co. Ltd., and certain shareholders and warrantholders of SearchMedia International. The share exchange agreement provided for two primary transactions: (1) the redomestication of our predecessor, Ideation, a Delaware corporation, to a Cayman Islands exempted company and (2) the acquisition of SearchMedia International.
On October 30, 2009, we completed the redomestication, which resulted in holders of securities of Ideation holding securities in SearchMedia Holdings. Immediately after the redomestication, we completed the acquisition of SearchMedia International. We refer to the redomestication and acquisition of SearchMedia International together as the Business Combination. As a result of the Business Combination, SearchMedia International became a wholly owned subsidiary of SearchMedia Holdings, and SearchMedia International security holders became security holders of SearchMedia Holdings.
In April 2008, we acquired 100% of the equity interest in Ad-Icon, a Hong Kong company operating an outdoor billboard advertising business. Since Ad-Icon, as a Hong Kong investor, is eligible to invest in the advertising industry in China without restriction on main business and operation years, it established a wholly-owned company Ad-Icon Shanghai in China. In 2008 and 2010, Ad-Icon Shanghai acquired 100% of the equity interests in Zhejiang Continental, Shanghai Botang , Shanghai Haiya, Beijing Wanshuizhiyuan, Wuxi Ruizhong and Shenyang Jingli. As of the date of this Annual Report on Form 20-F, Jingli Shanghai still holds 100% of the equity interests of our other Chinese affiliates, namely, Tianjin Shengshitongda, Qingdao Kaixiang, and Wenzhou Rigao.

B.	Business Overview
Business Overview
We are a multi-platform media company operating primarily in the out-of-home advertising industry. Out-of-home advertising typically refers to advertising media in public places, such as billboards, in-elevator displays, street furniture and transit area displays. Our core outdoor billboard and in-elevator platforms are complemented by our transit advertising platform, which together enables us to provide multi-platform, “one-stop shop” services for our local, national and international clients.
Targeting the rapidly growing number of urban and increasingly affluent consumers in China, we deploy our advertising network across the following select media platforms:
•	Outdoor billboard platform. As of December 31, 2010, we operate a network of about 1,000 high-impact billboards in 15 cities, including Beijing, Hong Kong, Qingdao, Shanghai, Shenyang, Hangzhou, Shenzhen, Guangzhou, Chongqing and Chengdu. Our billboards are mostly large format billboards deployed in commercial centers and other desirable areas with heavy vehicle or foot traffic.

•	In-elevator platform. As of December 31, 2010, our network of about 150,000 printed and digital poster frames delivered targeted advertising messages inside elevators to captive audiences in high-rise residential and office buildings in 70 major cities in China. The in-elevator platform is characterized by its low cost structure and minimal capital requirements and targets the affluent urban population that is highly desired by advertisers.

•	Transit advertising platform. As of December 31, 2010, we act as an agency for a subway network in addition to a bus advertising network of 5,000 buses in Beijing.
Our multi-platform offerings are cross-marketed by a sales force located in 15 offices across China. Our advertising clients are from industries ranging from telecommunications, insurance and banking, to automobile, real estate, electronics and fast moving consumer goods.
We expect to expand our billboard holdings through acquisitions and organic expansion while utilizing organic growth to grow our elevator and transit holdings, and capitalize on the growth opportunities in China’s out-of-home advertising and other emerging media markets. For the years ended December 31, 2008, 2009 and 2010, we had revenue of $41.7 million, $37.7 million and $49.0 million and a net loss of $35.1 million, $22.6 million and $46.6 million respectively. At the years ended December 31, 2009 and 2010, we had total assets of $99.8 million and $86.9 million, respectively.
Our Business
The following table sets forth a breakdown of our total revenues by category for the periods indicated:

	For the years ended December, 31
	2008	2009	2010
	(In thousands)
In-elevator networks	7,405	7,025	9,117
Outdoor billboards	31,932	28,854	35,762
Transits	2,348	1,862	4,088

Total net revenue	41,685	37,741	48,967

SearchMedia Holdings Limited is a holding company and, through its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively the “Group”), is principally engaged in the provision of advertising services in the out-of-home advertising industry. The Group’s advertising service revenues generated from customers outside the PRC is less than 10% of the Group’s total consolidated revenues and the Group’s total long-lived tangible assets located outside the PRC is less than 10% of the Group’s total consolidated long-lived tangible assets. Consequently no geographic information is presented.
Advertising Network
We are one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. We have coverage of 70 cities, including larger cities such as Hong Kong, Shanghai, Hangzhou, Beijing, Guangzhou and Shenzhen. As of December 31, 2010 our advertising network included high-impact billboards, neon signs and light boxes, poster frames located in commercial and residential buildings, and an agency for transit advertising.
Media Products
Our core outdoor billboard and in-elevator portfolios are complemented by our transit advertising platform, which together create an attractive multi-platform, “one-stop shop” service for our local, national and international advertising clients.

Outdoor Billboard Platform
As of December 31, 2010, we operate a network of about 1,000 high-impact billboards in 15 cities, including Beijing, Hong Kong, Qingdao, Shanghai, Shenyang, Shenzhen, Guangzhou, Hangzhou, Chongqing and Chengdu. Our billboards are mostly large format billboards, banners, light boxes and other outdoor postings deployed in commercial centers and other desirable areas with heavy vehicle and/or foot traffic. Our goal is optimize our billboard portfolio in locations that are desirable for our advertisers while maximizing the profitability of our concession leases.
Our target audiences for these advertisements are mid- to high-income shoppers, pedestrians and car-driving consumers. We believe our billboard advertisements effectively increase our advertising clients’ brand awareness. We intend to continue to bid for high-profile projects that will bring positive media exposure, leading to greater market acceptance and brand recognition for our company. Management plans to continue to build our nationwide portfolio of traditional outdoor billboard properties through organic expansion and strategic acquisitions.
In-Elevator Platform
We install poster frames primarily on the inside of elevators of modern high-rise buildings in 70 cities across 27 provinces in China, including Shanghai, Beijing, Guangzhou and Shenzhen. We typically install two to three poster frames in each elevator. The in-elevator platform is characterized by its low cost structure and minimal capital requirements and targets the affluent urban population that is highly desired by advertisers. As of December 31, 2010, our elevator advertising network consisted of about 150,000 poster frames. The in-elevator advertising platform allows us to target captive audiences comprised of middle- and high-end businesses and consumer groups.
Poster frames may take the following forms:
•	Printed Poster Frames. We specialize in high impact-printed poster frames which are made of several materials in various sizes suitable for a wide range of display messages. Our printed poster frames mainly include paper, and illuminated poster frames;
•	Paper poster frames are conventional poster frames made of paper with a visual size of 540mm by 390mm; and
•	Illuminated poster frames are posters encased in thin metal boxes and illuminated by LED optical fiber. The visual size of such posters is typically 540mm by 390mm.
•	Digital poster frames. These poster frames are LCD screens with memory card slots that allow the screens to change images at regular intervals. Our digital poster frames change images in loops, with typically six images within each 60-second loop. The visual size of the screens is typically 405mm by 305mm.
We sell advertising space on our poster frame network on a per display basis. For each frame that is upgraded from printed poster frame to digital frame, up to six multiple digital images can now be displayed inside each physical frame and we increases our available advertising inventory and opportunities for revenue.
Subway Advertising Platform
We manage an agency that includes a network of light boxes in subways with sizes ranging from 1.5m by 1.75m to 1.5m by 3.5m.
Bus Advertising Platform
Commencing in the second quarter of 2010, we began managing a network of approximately 5,000 buses for bus-body advertising in Beijing. This advertising consists of large format sticker advertising.

Advertising Clients
With coverage in 70 cities and a broad range of media offerings, we have attracted a large and diverse base of local, national and international advertisers. We have a highly diversified advertising base of national and international clients, in addition to a broad client list of local advertisers. These advertising clients are from diverse industries ranging from telecommunications, insurance and banking, to automobiles, real estate, electronics and fast-moving consumer goods.
We enter into most of our advertising contracts with advertising agencies. We also enter into a portion of advertising contracts with direct clients. Our top five advertising clients in aggregate accounted for approximately 23.1% of our advertising service revenues for the year ended December 31, 2010.
A typical advertising contract specifies the duration, site location, types and number of advertising placements, price and payment terms with our advertising clients. Before placing an advertisement, we typically review the advertisement content to be displayed, the relevant approvals for displaying the content, the registered trademark of the client and other materials required by applicable laws.
Generally, our minimum advertising period is 7 days. The contract terms generally range from one to three months for elevator advertisements, six months to 24 months for billboards, one to three months for subway advertisements and one to six months for bus advertisements. In general, we base our listed price on a number of factors, including locations, quantity of displays, scale, types of audience, nature of communities and duration of clients’ advertising campaigns. We increase our listed prices from time to time to reflect changes in market prices.
Relationships with Site Managers and Owners
We lease spaces in office and residential buildings, subway stations and other high traffic commercial areas to install poster frames, billboards, neon signs and light boxes. Establishing and maintaining long-term relationships with site managers and owners are critical aspects of our business.
We lease billboard locations from managers of commercial centers and other desirable areas of heavy vehicle or foot traffic, such as outside walls of commercial buildings, bus stops and main roads. The term of a location leasing contract is generally one to five years. We are responsible for periodic monitoring, maintenance and repair of frames. Under most of the leasing contracts, we are granted a right of first refusal with respect to renewals. The rental terms and fees under our location leasing contracts vary considerably depending on the city, location, and number of billboards that may be installed.
We lease elevators in high traffic high-rise buildings from property developers, property management companies or homeowner associations. We target both high-rise residential buildings and office buildings. The term of an elevator leasing contract is generally one to three years. The rental terms and fees under our elevator leasing contracts vary considerably depending on the city, location and size of the building and number of flat-panel poster frames that may be installed. Upon entering into a leasing contract, we can install the pre-agreed poster frames in the elevator area usually in three days. We are responsible for periodic maintenance and repair of elevator poster frames. Under a typical lease agreement, a lessor is not allowed to move, remove, damage or hide from view our poster frames, and is required to inform us immediately in the event of any damage to our poster frames. The rental terms and fees under our elevator leasing contracts vary considerably depending on the city, location and size of the building and number of flat-panel poster frames that may be installed.
Sales
As of December 31, 2010, our sales efforts were spearheaded by a team of approximately 110 advertising sales personnel in 13 cities. Our sales personnel generally have prior sales experience in China’s advertising industry and, once hired, receive training to gain a deeper understanding of the out-of-home advertising market, our advertising network, our competitive strengths and the value propositions we offer our advertising clients. We also provide our sales personnel with current data that measures the effectiveness of our advertising network and case studies of successful campaigns conducted on our network. Our sales personnel typically earn commissions on sales, in addition to base salaries.

We supplement our sales efforts by providing value-added advisory services to some of our clients, especially small-size local clients. Each sale starts with a thorough understanding of a client’s advertising needs that leads to tailored solutions that optimize advertising spending on our network. In these services, we assess the clients’ media needs and budgets, assist in allocating media resources across the various media platforms and assist with the creative process in the design and placement of the poster frames.
Competitive Advantages
We believe we enjoy the following advantages over our competitors:
     Nationwide coverage and leading market share. With a nationwide coverage of 70 cities throughout China and Hong Kong, we are one of the largest operators of out-of-home advertising media networks in China. We believe our market share and experience have enabled us to build a strong brand and reputation in the industry and have allowed us to attract a highly diversified advertising base of national and international clients, in addition to a broad client list of local advertisers. We believe our growing nationwide coverage, our market share and diversified, effective advertising media platforms will continue to help us expand our client base and media portfolio, create significant barriers to entry in existing markets and provide added leverage in our quest to expand to new geographic and advertising markets.
     Extensive advertising network across multiple media platforms. We believe our extensive advertising network across multiple media platforms allows us to act as a “one-stop shop” for advertising clients that seek nationwide distribution of advertising content across multiple advertising channels, including outdoor billboards, elevators, subway stations and buses. The site-specific billboards and frames in our large portfolio further combine nationwide marketing with the benefit of precision targeting of audiences. These attributes allow us to accommodate clients that desire to scale and optimize their advertising solutions based on their advertising budgets, targeted audiences and nature of marketing. Additionally, we believe that many of our clients are often using in-elevator advertising for promotional purposes, as opposed to only brand awareness, which is a core strategy for these advertisers regardless of the economic climate. We believe the appeal of our scalable, targeted and effective advertising solutions will continue to attract new and recurring clients.
     Scalable revenue model. Each of our media platforms can be characterized by a low cost structure and low level of capital expenditures required for expansion, which we expect will allow us to cost-efficiently expand and scale our operations in response to market conditions and new opportunities. We believe our expansion opportunities, both geographic and in new advertising markets, can be further characterized by low incremental cost and high marginal profit, as we continue to leverage our existing resources.
     Strong management team. We have strengthened our management team at the corporate level with the addition of several key executives since the completion of the merger, who bring operational, financial and management experiences from both multinational and leading domestic companies. Through a series of acquisitions in different cities in 2008 and 2010, we also retained experience regional senior management at the acquired subsidiaries to help build the businesses. Under the leadership of our management at a corporate and subsidiary level, we have been able to pursue acquisitions and build our sales force, increase brand awareness and build a diverse client base.
Competition
As a multi-platform media company with presence in 70 cities in China and Hong Kong, we compete with different players across our platforms and cities of operation. We compete for advertising clients generally on the basis of network coverage, service quality, technology, media offerings, services and brand name. We have built our competitive position primarily on our nationwide coverage, leading market share, and our ability to offer broad geographic coverage, diverse media platforms and quality services.

•	Outdoor billboard platform. As the outdoor billboard market in China is largely fragmented with no clear nationwide leader, we compete primarily with other local or regional outdoor billboard owners and operators. We also compete with operators of other forms of outdoor media, including digital outdoor displays and street furniture advertising.

•	In-elevator platform. We compete primarily with other nationwide operators of in-elevator poster frame advertising. We may face competition in individual cities from local and regional players and new entrants into the local and regional market from time to time.

•	Transit platform. We compete with other operators of subway light box and bus-body advertising.
We also compete for the advertising budget of advertisers with other operators of out-of-home advertising and operators of other advertising media including television, radio, newspapers, magazines and the Internet.
Although we do not experience significant seasonality in our business, advertising spending is affected by holidays and one-time events. Advertising spending for outdoor media typically decreases during the Chinese New Year, which occurs in the first calendar quarter of each year, and increases in the last calendar quarter.
Intellectual Property
The “SearchMedia” brand and our other intellectual property rights contribute to our competitive advantage in the outdoor advertising market in China. To protect our brands and our other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, consultants and others.
While we cannot assure you that our efforts will deter others from misappropriating our intellectual properties, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.
Regulatory Matters
We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the National People’s Congress, and several ministries and agencies under its authority including the State Administration for Industry and Commerce, or SAIC, which regulates the advertising industry.
PRC Advertising Law was promulgated in 1994. In addition, the State Council, SAIC and other ministries and agencies have issued regulations that regulate our business as discussed below.
Restrictions on Foreign Ownership in the Advertising Industry
The principal regulations governing foreign ownership in the advertising industry in China include:
•	The Catalogue for Guiding Foreign Investment in Industry (2007);

•	The Administrative Regulations on Foreign-invested Advertising Enterprises (2004), as amended in 2008; and

•	The Notice Regarding Investment in the Advertising Industry by Foreign Investors Through Equity Acquisitions (2006).
These regulations require foreign entities that directly invest in the advertising industry in China to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors that have operated in the advertising industry outside of China as their main business for at least three years have been permitted to directly own a 100% interest in advertising companies in China. Notwithstanding the aforementioned provisions, Hong Kong and Macao investors that have operated in the advertising industry have been permitted to directly own a 100% interest in advertising companies in China starting from January 1, 2004, without restriction on main business and operation years compared to other foreign investors.

PRC laws and regulations prohibit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising industry. Therefore, we, through Jieli Consulting, entered into contractual arrangements with Jingli Shanghai.
We believe that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — If the PRC government determines that the contractual arrangements that establish the structure for operating SearchMedia’s China business do not comply with applicable PRC laws and regulations, SearchMedia could be subject to severe penalties.”
Regulation of Advertising Services
The principal regulations governing advertising businesses in China include:
•	PRC Advertising Law (1994);

•	The Advertising Administrative Regulations (1987); and

•	The Implementing Rules for the Advertising Administrative Regulations (2004).
Business License for Advertising Companies
PRC advertising laws and regulations stipulate that companies engaging in advertising activities must obtain from the SAIC or its local branch a business license that specifically includes operation of an advertising business in its scope of business. Furthermore, if a company sets up a new site outside of the location where it is registered to conduct advertising business, the company shall register with the local SAIC where the site is located to obtain a branch business license for the site. Companies and branches conducting advertising activities without such licenses may be subject to penalties, including fines, confiscation of advertising income, orders to cease advertising operations, and revocation of their business license or other licenses. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. Ad-Icon Shanghai, Jingli Shanghai and their subsidiaries and branches have obtained such business licenses from the local branch of the SAIC as required by the existing PRC regulations.
Advertising Content
PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest, among others. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are also prohibited. The dissemination of tobacco advertisements via media is prohibited, as is the display of tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through out-of-home, radio, film, television, print and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination. We do not believe that advertisements containing content subject to such restriction or censorship comprise a material portion of the advertisements displayed on our media format.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements comply with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain products that are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branch may revoke the violator’s licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.
Outdoor Advertising
The Advertising Law stipulates that the exhibition and display of outdoor advertisements must not:
•	utilize traffic safety facilities or traffic signs;

•	impede the use of public facilities, traffic safety facilities or traffic signs;

•	obstruct commercial or public activities or create an eyesore in urban areas;

•	be placed in restrictive areas near government offices, cultural landmarks or historical or scenic sites; or

•	be placed in areas prohibited by the local governments from having outdoor advertisements.
In addition to PRC Advertising Law, the SAIC promulgated the Outdoor Advertising Registration Administrative Regulations on December 8, 1995, as amended on December 3, 1998 and May 22, 2006, respectively, which govern the outdoor advertising industry in China.
Outdoor advertisements in China must be registered with the local SAIC before dissemination. The advertising distributors are required to submit a registration application form and other supporting documents for registration. If the application complies with the requirements, the local SAIC will issue an Outdoor Advertising Registration Certificate for such advertisement. The content, format, specifications, periods and locations of dissemination of the outdoor advertisement must be submitted for filing with the local SAIC and shall not be changed without approval. After the outdoor advertisement is registered, if it is not displayed within three months, an application shall be filed with the original registration authorities for cancellation. Outdoor advertising facilities must be safely installed and should be maintained on a regular basis to ensure safety and neatness. Advertising content must be true and lawful and not contain any misleading statements.
Local authorities have also issued detailed regulations on operation of outdoor advertising that may prohibit outdoor advertisements in certain areas or through certain facilities or may require that concession rights be obtained through a bidding process for public spaces. In cities where we base our operations, including Shanghai, Beijing, Qingdao, Hangzhou, and Shenyang, the placement and installation of outdoor advertising facilities are subject to municipal zoning requirements and governmental approvals. Each outdoor advertising facility requires a license for placement and installation with specific terms of use for a certain number of year.
Regulations on Dividend Distribution
The principal regulations governing dividend distributions of wholly foreign-owned companies include:
•	The Company Law of the PRC (1993), as amended in 2005;

•	Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended in 2001.
Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. In addition, a wholly foreign-owned company is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its reserve fund until the accumulated amount of such fund reaches 50% of its registered capital. At the discretion of a wholly foreign-owned company, it may allocate a portion of its after-tax profits, based on PRC accounting standards, to its staff welfare and bonus fund. The reserve fund and staff welfare and bonus fund are not distributable as cash dividends. Under the relevant PRC law, no net assets other than the accumulated after-tax profits can be distributed as dividends.
Regulations on Trademarks
The PRC Trademark Law and the PRC Trademark Implementing Regulations provide the basic legal framework for the regulation of trademarks in China, and the SAIC is responsible for the registration and administration of trademarks throughout the country. The PRC has adopted a “first-to-file” principle with respect to trademarks.
PRC law provides that each of the following acts constitutes infringement of the exclusive right to use a registered trademark:
•	use of a trademark that is identical with or similar to a registered trademark in respect of the same or similar commodities without the authorization of the trademark registrant;

•	sale of commodities infringing upon the exclusive right to use the trademark;

•	counterfeiting or making, without authorization, representations of a registered trademark of another person, or sale of such representations of a registered trademark;

•	changing a registered trademark and selling products on which the altered registered trademark is used without the consent of the trademark registrant; and

•	otherwise infringing upon the exclusive right of another person to use a registered trademark.
In the PRC, a trademark owner who believes the trademark is being infringed has three options:
Option 1: The trademark owner can provide his trademark registration certificate and other relevant evidence to the SAIC or its local branches, which can, in its discretion, launch an investigation. The SAIC may take actions such as ordering the infringer to immediately cease the infringing behavior, seizing and destroying any infringing products and representations of the trademark in question, closing the facilities used to manufacture the infringing products or imposing a fine. If the trademark owner is dissatisfied with the SAIC’s decision, he may, within 15 days of receiving such decision, institute civil proceedings in court.
Option 2: The trademark owner may institute civil proceedings directly in court. Civil remedies for trademark infringement include:
•	injunctions;

•	requiring the infringer to take steps to mitigate the damage (i.e., publish notices in newspapers); and

•	damages which are measured by either the gains acquired by the infringer from the infringement, or the losses suffered by the trademark owner, including expenses incurred by the trademark owner to claim and litigate such infringement. If it is difficult to determine the gains acquired by the infringer from the infringement, or the losses suffered by the trademark owner, the court may elect to award compensation of not more than RMB500,000.

Option 3: If the trademark infringement is so serious as to constitute a crime, the trademark owner may file a complaint with the police, and the infringer is subject to investigation for criminal liability in accordance with PRC laws.
SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options
On October 21, 2005, the SAFE issued a titled entitled “Circular on several issues concerning foreign exchange regulation of corporate finance and roundtrip investments by PRC residents through special purpose companies incorporated overseas,” or Circular No. 75, which became effective as of November 1, 2005.
According to Circular No. 75:
•	prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company; and

•	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.
Moreover, Circular No. 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC before issuance of Circular No. 75 are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents and onshore company to penalties under PRC foreign exchange administration regulations.
On January 5, 2007, the SAFE issued the Implementing Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen’s participation in the employee stock holding plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE issued the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule.
According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock holding plan or stock option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company must, among others things, file, on behalf of such individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock purchase or stock option exercise as PRC domestic individuals may not directly use overseas funds to purchase stocks or exercise stock options. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in PRC opened and managed by the PRC subsidiary of the overseas listed company or the PRC agent before distributing them to such individuals.

Our PRC citizen employees who may be granted stock options, restricted share awards of the Company, or PRC optionees, will be subject to the Stock Option Rule. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rule, we and/or our PRC optionees may be subject to fines and other legal sanctions and we may be prevented from granting additional options or other awards of the Company to our PRC employees.
In addition, the General Administration of Taxation has issued certain circulars concerning employee stock options. Pursuant to these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.
Regulation on Overseas Listing
In August 2006, six PRC regulatory agencies promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, regulating the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules became effective in September 2006, and was amended on June 22, 2009, and the rules, among other things, purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange, especially in the event that the SPV acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.
There is still uncertainty as to how the new regulations will be interpreted or implemented or whether prior approval from CSRC is required under the new regulations for the listing and trading of our shares on NYSE Amex. See “Risk Factors — Risk Related to Doing Business in the People’s Republic of China— The approval of the China Securities Regulatory Commission, or the CSRC, may be required under a recently adopted PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for SearchMedia to grow through acquisitions.”

C.	Organizational Structure
The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries as of the date of this Annual Report on Form 20-F.

SearchMedia Holdings Limited (NYSE AMEX: IDI)
SearchMedia International Limited
Ad-Icon Company Limited (HK) (17)
Great Talent Holdings Ltd. (16)
Offshore
Onshore
Ad-Icon Advertising (Shanghai) Co. Ltd (18)
Jieli Investment Management Consulting (Shanghai)Co. Ltd (1)
Jieli Network Technology Development (Shanghai)Co. Ltd (2)
Shanghai Jingli Advertising Co. Ltd (3)
Shanghai Botang Advertising Co. Ltd (4)
Shanghai Haiya Advertising Co. Ltd (5)
Beijing Wanshuizhiyuan Advertising Co. Ltd (6)
Wuxi Ruizhong Advertising Co. Ltd (7)
Shenyang Jingli Advertising Co. Ltd (8)
Zhejiang Continental Advertising Co. Ltd (9)
Qingdao Kaixiang Advertising Co. Ltd.(10)
Wenzhou Rigao Advertising Co. Ltd (11)
Tianjin Shengshitongda Advertising Creativity Co. Ltd (12)
Shanghai Jincheng Advertising Co. Ltd (13)
Shaanxi Xinshichuang Advertising Planning Co. Ltd (14)
Changsha Jingli Advertising Co. Ltd (15)
refers to equity control
refers to contractual control

refers to equity control Ad-Icon Company Limited (HK) (17) Shanghai Botang Advertising Co. Ltd (4) Shanghai Haiya Advertising Co. Ltd (5) Tianjin Shengshitongda Advertising Creativity Co. Ltd (12) Shanghai Jincheng Advertising Co. Ltd (13) Shaanxi Xinshichuang Advertising Planning Co. Ltd (14) Qingdao Kaixiang Advertising Co. Ltd.(10) Wenzhou Rigao Advertising Co. Ltd (11) Wuxi Ruizhong Advertising Co. Ltd (7) Beijing Wanshuizhiyuan Advertising Co. Ltd (6) Offshore Onshore Zhejiang Continental Advertising Co. Ltd (9) Jieli Network Technology Development (Shanghai)Co. Ltd (2) Shenyang Jingli Advertising Co. Ltd (8) SearchMedia Holdings Limited (NYSE AMEX: IDI) Great Talent Holdings Ltd. (16) refers to contractual control Changsha Jingli Advertising Co. Ltd (15) SearchMedia International Limited Shanghai Jingli Advertising Co. Ltd (3) Ad-Icon Advertising (Shanghai) Co. Ltd (18) Jieli Investment Management Consulting (Shanghai)Co. Ltd (1)

(1)	Jieli Investment Management Consulting (Shanghai) Co., Ltd., or Jieli Consulting, a Chinese limited liability company, 100% owned by SearchMedia International.

(2)	Jieli Network Technology Development (Shanghai) Co., Ltd, or Jieli Network, a Chinese limited liability company, 100% owned by SearchMedia International.

(3)	Shanghai Jingli Advertising Co., Ltd, or Jingli Shanghai, a Chinese limited liability company, 60% owned by Ms. Qinying Liu, a Chinese citizen, and 40% owned by Ms. Le Yang, a Chinese citizen.

(4)	Shanghai Botang Advertising Co., Ltd, or Shanghai Botang, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.

(5)	Shanghai Haiya Advertising Co., Ltd, or Shanghai Haiya, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.

(6)	Beijing Wanshuizhiyuan Advertising Co., Ltd, or Beijing Wanshuizhiyuan , a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.

(7)	Wuxi Ruizhong Advertising Co., Ltd., or Wuxi Ruizhong, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.

(8)	Shenyang Jingli Advertising Co., Ltd., or Shenyang Jingli, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.

(9)	Zhejiang Continental Advertising Co, Ltd., or Zhejiang Continental, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.

(10)	Qingdao Kaixiang Advertising Co., Ltd., or Qingdao Kaixiang, a Chinese limited liability company, 100% owned by Jingli Shanghai.

(11)	Wenzhou Rigao Advertising Co., Ltd., or Wenzhou Rigao, a Chinese limited liability company, 100% owned by Jingli Shanghai.

(12)	Tianjin Shengshitongda Advertising Creativity Co., Ltd, or Tianjin Shengshitongda, a Chinese limited liability company, 100% owned by Jingli Shanghai.

(13)	Shanghai Jincheng Advertising Co., Ltd, or Shanghai Jincheng, a Chinese limited liability company, 100% owned by Jingli Shanghai. [inactive]

(14)	Shaanxi Xinshichuang Advertising Planning Co., Ltd., or Shaanxi Xinshichuang, a Chinese limited liability company, 100% owned by Jingli Shanghai. [inactive]

(15)	Changsha Jingli Advertising Co., Ltd., or Changsha Jingli, a Chinese limited liability company, 100% owned by Jingli Shanghai. [inactive]

(16)	Great Talent Holdings Limited, or Great Talent, a company incorporated under the laws of Hong Kong, 100% owned by SearchMedia International. [inactive]

(17)	Ad-Icon Company Limited, or Ad-Icon, a company incorporated under the laws of Hong Kong, 100% owned by SearchMedia International.

(18)	Ad-Icon Advertising (Shanghai) Co., Ltd., or Ad-Icon Shanghai, a Chinese limited liability company, 100% owned by Ad-Icon.

Most of our advertising business in China is currently provided through Ad-Icon Shanghai and its subsidiaries, with a portion of our operations provided through our contractual arrangements with our consolidated PRC variable interest entities, namely, Jingli Shanghai, and its subsidiaries. Our consolidated PRC variable interest entities hold the requisite licenses to provide advertising services in China. Our subsidiary, Jieli Consulting, has entered into a series of contractual arrangements with Jingli Shanghai and its subsidiaries and shareholders under which:
•	we are able to exert effective control over our consolidated PRC variable interest entities;

•	a substantial portion of the economic benefits of our consolidated PRC variable interest entities are transferred to us; and

•	we have an exclusive option to purchase all or part of the equity interests in our consolidated PRC variable interest entities in each case when, and to the extent, permitted by PRC law.
Contractual Arrangements with Jingli Shanghai and its Shareholders
Jieli Consulting’s relationships with Jingli Shanghai and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Jingli Shanghai and Jieli Consulting is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Jingli Shanghai and Jieli Consulting, Jingli Shanghai is not required to transfer any other funds generated from its operations to Jieli Consulting. On September 10, 2007, Jieli Consulting entered into contractual arrangements, and in April 2009, the contracts were restated by relevant parties as follows:
Agreements That Provide Effective Control over Our Affiliated Entities
Loan Agreement. Pursuant to the loan agreement between Jieli Consulting and the shareholders of Jingli Shanghai, namely Ms. Qinying Liu and Ms. Le Yang, Jieli Consulting granted an interest-free loan to each shareholder. The principal amounts of the loans to Ms. Qinying Liu and Ms. Le Yang were $6.7 million and $4.5 million, respectively, in proportion with their respective original capital contributions to Jingli Shanghai. The term of the loan agreement is 10 years and may be extended for another ten years automatically unless Jieli Consulting terminates the agreement in a written form three months before the expiration date of the agreement. The loan can be repaid only with the proceeds from the transfer of the shareholder’s equity interest in Jingli Shanghai to Jieli Consulting or another person designated by Jieli Consulting at the minimum price permitted by then applicable PRC law. Jieli Consulting may accelerate the loan repayment upon certain events, including if a shareholder dies, loses action capacity, no longer works for Jingli Shanghai or any affiliate of Jingli Shanghai, or commits a crime, or if Jieli Consulting so informs a shareholder as permitted by then applicable PRC law.
Equity Pledge Agreement. Pursuant to the equity pledge agreement among Jieli Consulting, Jingli Shanghai and the shareholders of Jingli Shanghai, namely Ms. Qinying Liu and Ms. Le Yang, each shareholder has pledged all of her equity interest in Jingli Shanghai to Jieli Consulting to guarantee the performance of the shareholders’ and Jingli Shanghai’s obligations under the loan agreement, the exclusive call option agreement and the exclusive technical consulting and service agreement. If Jingli Shanghai or any of its shareholders breaches its respective contractual obligations under these agreements, Jieli Consulting, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interest in Jingli Shanghai without the prior written consent of Jieli Consulting. The equity pledge agreement will expire after Jingli Shanghai and its shareholders fully perform their respective obligations under the loan agreement, the exclusive call option agreement and the exclusive technical consulting and service agreement.
Exclusive Call Option Agreement. Under the exclusive call option agreement among Jingli Shanghai, the shareholders of Jingli Shanghai and Jieli Consulting, Jingli Shanghai and its shareholders irrevocably granted Jieli Consulting or its designated person an exclusive option to purchase, when and to the extent permitted under then applicable PRC law, all or part of the equity interests in Jingli Shanghai. The exercise price for all of the equity interests of Jingli Shanghai is the minimum price permitted by then applicable PRC law or a higher price determined by Jieli Consulting. Unless this exclusive call option agreement is terminated on an earlier date as agreed upon by the parties to the agreement, the term of the agreement is ten years and may be extended for another ten years automatically unless Jieli Consulting terminates the agreement in writing three months before the expiration date of the agreement. Pursuant to this call option agreement,
•	The shareholders of Jingli Shanghai may not change the articles of association, bylaws, registered capital or shareholding structure of Jingli Shanghai, without the prior written consent of Jieli Consulting;

•	Jingli Shanghai may not acquire or merge with any third parties, or invest in any third parties, without the prior written consent of Jieli Consulting;

•	Jingli Shanghai may not generate, delegate, guarantee for, or allow any existing indebtedness without the prior consent or confirmation of Jieli Consulting, except in the ordinary courses of business;

•	Jingli Shanghai may not enter into any material contracts with the contractual price exceeding RMB1.0 million without the prior written consent of Jieli Consulting, except in the ordinary courses of business;

•	Jingli Shanghai may not grant loans or guaranties to any third parties, without the prior written consent of Jieli Consulting;

•	Jingli Shanghai may not transfer, pledge, have caused any encumbrances, or otherwise dispose of any shares of Jingli Shanghai, without the prior written consent of Jieli Consulting;

•	Jingli Shanghai may not declare or pay any dividends without the prior written consent of Jieli Consulting; upon the request of Jieli Consulting, Jingli Shanghai shall declare and pay all distributable dividends to its shareholders; and

•	The shareholders of Jingli Shanghai may only appoint the persons nominated by Jieli Consulting as directors of Jingli Shanghai, upon request of Jieli Consulting.
Power of Attorney. The shareholders of Jingli Shanghai have executed a power of attorney to Mr. Guojun Liang, which irrevocably authorizes Mr. Liang (who is the husband of Ms. Qinying Liu) to vote as such shareholders’ attorney-in-fact on all of the matters of Jingli Shanghai requiring shareholder approval.
Agreements That Transfer Economic Benefits to Jieli Consulting
Exclusive Technical Consulting and Service Agreement. Pursuant to the exclusive technical consulting and service agreement between Jingli Shanghai and Jieli Consulting, Jieli Consulting has the exclusive and irrevocable right to provide to Jingli Shanghai technical consulting services related to the business operations of Jingli Shanghai. Jingli Shanghai agrees to pay annual technical service fees to Jieli Consulting based on the actual services provided by Jieli Consulting. If Jingli Shanghai does not generate net profits in a fiscal year, Jieli Consulting agrees not to charge services for that year. The term of this agreement is 10 years commencing on September 10, 2007 and may be extended automatically for another 10 years unless Jieli Consulting terminates the agreement by a written notice three months before the expiration date.
We believe that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If the PRC government determines that the agreements that establish the structure for operating our PRC advertising network businesses do not comply with applicable restrictions on foreign investment in the advertising industry, we could be subject to severe penalties including being prohibited from continuing our operation. See “Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — If the PRC government determines that the contractual arrangements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

Since 2008, SearchMedia International has rapidly expanded its advertising network through the acquisition of the following advertising companies in China and Hong Kong:
•	In January 2008, Jingli Shanghai acquired 100% of the equity interest in Shaanxi Xinshichuang Advertising Planning Co., Ltd., a Chinese company primarily engaged in elevator advertising business;

•	In January 2008, Jingli Shanghai acquired 100% of the equity interest in Qingdao Kaixiang Advertising Co., Ltd., a Chinese company primarily engaged in outdoor billboard advertising business;

•	In January 2008, Jingli Shanghai acquired 100% of the equity interest in Shanghai Jincheng Advertising Co., Ltd., a Chinese company operating advertisings in cafeterias of office buildings;

•	In January 2008, Jingli Shanghai acquired 100% of the equity interest in Beijing Wanshuizhiyuan Advertising Co., Ltd., a Chinese company primarily engaged in outdoor billboard advertising business;

•	In January 2008, Jingli Shanghai acquired 100% of the advertising business of Shenyang Xicheng Advertising Co., Ltd., a Chinese company primarily engaged in outdoor billboard advertising business. Jingli Shanghai subsequently transferred such business and related assets into Shenyang Jingli Advertising Co., Ltd., a newly incorporated Chinese company;

•	In February 2008, Jingli Shanghai acquired 100% of the equity interest in Shanghai Haiya Advertising Co., Ltd., a Chinese company operating rapid transit advertising business;

•	In April 2008, Jingli Shanghai acquired 100% of the advertising business of Beijing Youluo Advertising Co., Ltd., a Chinese company primarily engaged in outdoor billboard advertising business. Jingli Shanghai subsequently transferred such business and related assets into Shanghai Botang Advertising Co., Ltd., a newly incorporated Chinese company;

•	In April 2008, Jingli Shanghai acquired 100% of the equity interest in Tianjin Shengshitongda Advertising Creativity Co., Ltd., a Chinese company operating elevator advertising business;

•	In April 2008, SearchMedia International acquired 100% of the equity interest in Ad-Icon Company Limited, a Hong Kong company operating outdoor billboard advertising business;

•	In July 2008, Jingli Shanghai acquired 100% of the equity interest in Changsha Jingli Advertising Co., Ltd., a Chinese company operating elevator advertising business;

•	In July 2008, Jingli Shanghai acquired 100% of the equity interest in Wenzhou Rigao Advertising Co., Ltd., a Chinese company operating elevator advertising business;

•	In July 2008, Jingli Shanghai acquired 100% of the equity interest in Wuxi Ruizhong Advertising Co., Ltd., a Chinese company operating elevator advertising business; and

•	In May 2010, Ad-Icon Shanghai acquired 100% of the equity interest in Zhejiang Continental Advertising Co., Ltd., a Chinese company primarily engaged in the outdoor billboard advertising business.
On December 11, 2009, Ad-Icon Company Limited, or Ad-Icon, established Ad-Icon Advertising (Shanghai) Co., Ltd., a wholly-owned subsidiary in China, which is permitted to operate advertising businesses in China. In 2010, Ad-Icon Advertising (Shanghai) Co., Ltd., or Ad-Icon Shanghai, acquired 100% of the equity interests in Zhejiang Continental Advertising Co, Ltd. Furthermore, 100% of the equity interests in Shanghai Botang Advertising Co., Ltd., Shanghai Haiya Advertising Co., Ltd., Beijing Wanshuizhiyuan Advertising Co., Ltd., Wuxi Ruizhong Advertising Co., Ltd. and Shenyang Jingli Advertising Co., Ltd acquired by Jingli Shanghai have been transferred to Ad-Icon Shanghai. As of the date of this Annual Report on Form 20-F, Jingli Shanghai still holds 100% of the equity interests of the other Chinese affiliates mentioned above.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC media related businesses do not comply with PRC government restrictions on foreign investment in the media industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Item 3.D. Key information — Risk factors — Risks related to the regulation of our business and to our structure.”

D.	Property, Plant and Equipment
Our headquarters are located at 13F, Central Modern Building, 468 Xin Hui Road, Putuo District, Shanghai, China, 200060, where we lease approximately 880 square meters of office space. As of December 31, 2010, our offices in 13 cities occupy an aggregate of approximately 4150 square meters of leased space.

Item 4A	Unresolved Staff Comments
Not applicable.

Item 5	Operating and Financial Review and Prospects
You should read the following discussion in conjunction with our consolidated financial statements and related notes included in this Annual Report on Form 20-F. This Annual Report on Form 20-F contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”), Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), about our expectations, beliefs, or intentions regarding our business, financial condition, results of operations, strategies, or prospects. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends, or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those contained in Part I, “Item 3.D Key Information — Risk Factors” of this Annual Report on Form 20-F. We do not undertake any obligation to update forward-looking statements. We intend that all forward-looking statements be subject to the safe harbor provisions of PSLRA. These forward-looking statements are only predictions and reflect our views as of the date they are made with respect to future events and financial performance.
Overview
We are a multi-platform media company operating primarily in the out-of-home advertising industry. Out-of-home advertising typically refers to advertising media in public places, such as billboards, in-elevator displays, street furniture and transit area displays. We are one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. Our core outdoor billboard and in-elevator platforms are complemented by our transit advertising platform, which together enables us to provide multi-platform, “one-stop shop” services for our local, national and international clients.

Targeting the rapidly growing number of urban and increasingly affluent consumers in China, we deploy our advertising network across the following select media platforms:
•	Outdoor billboard platform. As of December 31, 2010, we operate a network of about 1,000 high-impact billboards with over 600,000 square feet of surface display area in 15 cities, including Beijing, Hong Kong, Qingdao, Shanghai, Shenyang, Shenzhen, Guangzhou, Hangzhou, Chongqing and Chengdu. Our billboards are mostly deployed in commercial centers and other desirable areas with heavy vehicle or foot traffic.

•	In-elevator platform. As of December 31, 2010, our network of about 150,000 printed and digital poster frames delivered targeted advertising messages inside elevators to captive audiences in high-rise residential and office buildings in 70 major cities in China. The in-elevator platform is characterized by its low cost structure and minimal capital requirements and targets the affluent urban population that is highly desired by advertisers.

•	Transit advertising platform. As of December 31, 2010, we are an agency for subway advertising and a bus advertising network of 5,000 buses in Beijing.
Our multi-platform offerings are cross-marketed by a sales force located in 15 offices across China. Our advertising clients are from industries ranging from telecommunications, insurance and banking, to automobile, real estate, electronics and fast moving consumer goods.
We expect to continue expanding our billboard holdings through acquisitions and organic expansion while utilizing organic growth to grow our elevator and transit holdings, and capitalize on the growth opportunities in China’s out-of-home advertising and other emerging media markets.
Industry Trends and Uncertainties
Operating results are affected by these factors that impact the out-of-home advertising industry in China:
•	Growth of the PRC economy and the advertising industry. The growth of the PRC economy affects the size and growth rate of the advertising industry in China. As the advertising industry is typically sensitive to general economic conditions, any slowdown in the economy, such as the recent worldwide economic downturn, could directly and adversely affect the overall advertising spending in China by multinational and domestic advertisers. The amount and timing of collection of advertising fees from advertisers may also be negatively impacted as a result, which could in turn affect our liquidity and results of operations.

•	Advertising spending and budget cycle of advertisers. Advertising spending and budget cycle of advertisers will affect the amount and timing of demand for our service offerings. In a contracted economy, the budget size for advertising may be reduced. Advertisers may have shorter budget cycles, may contract for shorter-term advertising promotions and may seek a media platform with higher average returns on their advertising spending.

•	Advertisers’ marketing strategy and budget. Our revenues depend on advertising spending budgeted by our clients for out-of-home advertising, including offerings through our outdoor billboard, in-elevator displays, street furniture and transit advertising platforms. The level of acceptance of our platforms by advertisers and the value of its advertising network relative to its low cost, as perceived by our advertisers, affect our business growth.

•	Competition and pricing pressure. The level of competition in the out-of-home advertising market from existing operators and new market entrants for clients and for media assets could affect opportunities for growth, influence prices that we could charge for our advertising services, and affect the leasing cost of advertising space. We compete for advertising clients generally on the basis of network coverage, service quality, technology, media offerings, services and brand name.

•	Seasonality and One-Time Events. Although we do not experience significant seasonality in our business, advertising spending is affected by holidays and one-time events. Advertising spending for outdoor media typically decreases during the Chinese New Year, which occurs in the first calendar quarter of each year, and increases in the last calendar quarter.

•	Laws regulating advertising in the PRC. A change in PRC law or government practice regulating the advertising industry in general and our service platforms in particular could affect our results of operations, in terms of compliance costs and scope of advertising services offered to clients.
Company Specific Trends and Uncertainties
Our operating results are also directly affected by company-specific factors, including the following:
•	Ability to maintain market position and expand into new cities. The market for out-of-home advertising services is relatively new and rapidly evolving, and as a multi-platform media company with a presence in major cities in China, we compete with different players across our platforms and cities of operation. For our in-elevator advertising platform, we compete primarily with other nationwide operators of in-elevator poster frame advertising. We may face competition in individual cities from local and regional players and new entrants into the local and regional market from time to time. For our billboard advertising platform, we compete against mostly local or regional outdoor billboard owners and operators, as the outdoor billboard market in China is largely fragmented. For our transit advertising platform, we compete against other operators of subway light box and bus-body advertising. We also compete for the advertising budget of advertisers with other operators of out-of-home advertising and operators of other advertising media including television, radio, newspapers, magazines and the Internet. Our continued ability to maintain our market position is central to our ability to attract new clients, expand relationships with site owners and managers and increase our revenues.

•	Ability to expand client base and increase the number of advertising contracts and average revenues per contract. Our ability to expand our client base and increase the number of advertising contracts and average revenues per contract is a key driver of our revenue growth. We believe our extensive advertising network across multiple media platforms allows us to act as a “one-stop shop” for advertising clients that seek nationwide distribution of advertising content across multiple advertising channels, including outdoor billboards, elevators and subway stations.

•	Ability to sign and extend site leases for lower rentals. Our ability to generate revenues and increase profitability from advertising sales depends largely on our ability to provide a large network of our media products across media platforms at desirable locations on commercially advantageous terms. The effectiveness of our network also depends on the cooperation of site owners and managers to allow us to install the desired types of poster frames at the desired spots on their properties and, for in-elevator advertising to keep the elevators in operation and accessible to the viewing public. In some cases, we have not maintained good relations and some of our leases have been terminated or may be terminated in the future.

•	Ability to integrate acquired companies. We acquired a number of advertising businesses in 2008 in 2010. We have been in the process of integrating and centralizing the operational accounting, legal, human resource and administrative functions of the acquired companies. Due to certain corporate issues and unpaid earnout obligations, such efforts, to date, have not fully met our expectations which create a substantial risk that we may not be able to fully realize the anticipated benefits of these acquisitions. The extent to which we are able to successfully integrate the acquired companies into our business, in terms of sales and marketing, client service, growth strategy and corporate culture, will impact our results of operations.

•	Ability to shorten accounts receivable collection period. As is consistent with the payment terms and collection practice of the advertising industry in China, the collection period of our accounts receivable is relatively long, which generally range from three months to six months or longer from the invoicing date. Relative to direct advertising clients, the collection period is longer for accounts receivable from advertising agency clients. We expect such practice to continue in the foreseeable future. The onset and deepening of the recent global financial and economic crises could negatively impact the cash flows of our multinational and local clients and, in turn, the amount and timing of the collection of accounts receivable from them.

•	Ability to cross-sell. Our ability to increase revenues by effectively leveraging our multi-platform advertising network will be determined by our ability to integrate our sales efforts and successfully implementing cross-selling sales initiatives. To further implement cross-selling initiatives, we plan to employ an integrated sales approach under which we will coordinate the sales and maintenance teams across platforms and geographic regions and provide them with the proper incentive structure to encourage more cohesive and consistent services to our clients and a heightened awareness of opportunities to cross-sell our media offerings while optimizing advertising solutions for our clients.

•	Ability to retain key employees and sales people. Recruiting and retaining a team of senior executives, key employees and sales team with industry knowledge and experience is essential to our continued success.
Critical Accounting Policies and Estimates
The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to allowance for doubtful accounts, estimate of useful lives of intangible assets, impairment of goodwill and other intangibles, cash flow forecasts, share-based compensation expense, and contingencies and litigation liabilities. We base our estimates on historical experience, known or expected trends, independent valuations and various other assumptions that are believed to be reasonable under the circumstances based on information available as of the date of the issuance of these financial statements. The results of such assumptions form the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The current economic environment and its potential effect on us and our clients have combined to increase the uncertainty inherent in such estimates and assumptions. Future results could be significantly affected if actual results were to be different from these estimates and assumptions.
We believe the following critical accounting policies govern our more significant judgments and estimates used in the preparation of our consolidated financial statements.
Revenue recognition
We recognize advertising service revenue on a straight-line basis over the period in which the customer advertisement is to be displayed, which typically ranges from 1 month to 2 years, starting from the date we first display the advertisement. Written contracts are entered into between us and our customers to specify the price, the period and the location at which the advertisement is to be displayed. Revenue is only recognized if the collectability of the advertising service fee is probable.
We generate advertising service revenues from the sales of frame space on the poster frame network, advertising time slots on traditional billboard networks and the sale of advertising services through our transit based media. In the majority of advertising arrangements, we act as a principal in the transaction and record advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances we are considered an agent and recognize revenue on a net basis.
Customer payments received in excess of the amount of revenue recognized are recorded as deferred revenue in the consolidated balance sheet, and are recognized as revenue when the advertising services are rendered.

Accounts receivable and allowance for doubtful accounts
Accounts receivable consist of amounts billed but not yet collected and unbilled receivables. Unbilled receivables relate to revenues earned and recognized, but which have not been billed by us in accordance with the terms of the advertising service contract. The payment terms of our service contracts with its customers vary and typically require an initial payment to be billed or paid at the commencement of the service period, progress payments to be billed during the service period, and a final payment to be billed after the completion of the service period. None of our accounts receivable bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in our existing accounts receivable. Management determines the allowance based on historical write-off experience and reviews of customer-specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to its customers.
As of December 31, 2009 and 2010, our accounts receivable includes amounts earned and recognized as revenues of US$2.4 million and US$6.1 million, respectively but not yet billed (unbilled receivables). Management expects all unbilled receivables to be billed and collected within 12 months of the balance sheet date.
As December 31, 2010, we provided a $3.2 million reserve against accounts receivable. Management’s estimate of the appropriate reserve on accounts receivable at December 31, 2010 was based on the aged nature of these accounts receivable. In making its judgment, management assessed its customers’ ability to continue to pay their outstanding invoices on a timely basis, and whether their financial position might deteriorate significantly in the future, which would result in their inability to pay their debts to us.
Goodwill and Intangible Assets
Goodwill and other intangible assets are accounted for in accordance with the provisions of FASB ASC 350 “Intangibles — Goodwill and Other”. We account for business acquisitions using the acquisition method of accounting. Before 2009, goodwill consists of the cost of acquired businesses in excess of the fair value of the net assets acquired. Other intangible assets are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of an intent to do so.
Beginning January 1, 2009, goodwill is measured as the excess of a over b below:
a.	The aggregate of the following:
1.	The consideration transferred measured in accordance ASC 805, which generally requires acquisition-date fair value.

2.	The fair value of any non-controlling interest in the acquiree.

3.	In a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree.
b.	The net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed measured in accordance with ASC 805.
Under FASB ASC 350, goodwill, including any goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have indefinite useful lives, are not amortized.
During the year ended December 31, 2008, we acquired the respective advertising businesses of Shanghai Jincheng, Shaanxi Xinshichuang, Qingdao Kaixiang, Beijing Wanshuizhiyuan, Shenyang Jingli, Shanghai Haiya, Shanghai Botang, Ad-icon, Tianjin Shengshitongda, Wenzhou Rigao, and Wuxi Ruizhong (“acquired entities”). Pursuant to a series of acquisition agreements signed with each of the acquired entities’ ex-owners in 2008, the purchase consideration for each acquisition would be settled in cash and is contingent based on the operational results agreed and confirmed by us and each of the acquired entities’ ex-owners for each individual 12-month period in a 2-year earn-out period following respective acquisition dates (“earn-out period”). The contingent purchase price consideration for each entity is payable when each individual 12-month period during the earn-out period is completed and the operational results are agreed and confirmed. As such, the purchase price allocation cannot be completed until the contingencies are resolved. Therefore, the contingent consideration was not determinable beyond a reasonable doubt at the date of acquisition, and no goodwill was recognized due to the contingent nature of the consideration. However, a liability is recorded for the estimated fair value of identifiable net assets acquired, which represents the amount of negative goodwill upon initial purchase price allocation. Upon resolution of the contingency, adjustment to goodwill or against the identifiable net assets is to be made in accordance with ASC Topic 805.
The initial allocation of purchase price for all acquisitions made in 2008 was based on valuations performed by independent valuation firms using the multiple period excess earnings method.
At the initial allocation of purchase price, we also estimate fair value of acquired intangible assets including customer relationship and lease agreements. Our intangible assets are amortized on a straight line basis over their respective estimated useful lives, which are the periods over which the assets are expected to contribute directly or indirectly to our future cash flows. Our intangible assets represent customer relationship, lease agreements, and non-compete agreement, which have estimated useful lives ranging from 0.5 to 4.4 years.
Impairment of long-lived assets
a) Impairment of goodwill
We test goodwill for possible impairment in the fourth quarter of each fiscal year or when circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Circumstances that could trigger an impairment test between annual tests include, but are not limited to:
•	a significant adverse change in the business climate or legal factors;

•	an adverse action or assessment by a regulator;

•	unanticipated competition;

•	loss of key personnel;

•	the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or disposed of; and

•	a change in reportable segments; and/or results of testing for recoverability of a significant asset group within a reporting unit.
We utilize a two-step method to perform a goodwill impairment review. In the first step, we determine the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of the reporting unit’s fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any.
As of December 31, 2009 and 2010, we had a goodwill balance of $45.9 million and $46.0 million, respectively, which is not deductible for tax purposes. The results of our annual impairment test resulted in a goodwill impairment loss of $39.4 million mainly due to our billboard and agency service business in 2010, and $15.7 million for our billboard service business in 2009, as the valuations indicated that the fair value of the businesses were less than the carrying value.

Application of goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment.
In calculating the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, gross margin percentages and terminal growth rates. We may incur additional goodwill impairment charges in the future although we cannot predict whether this will occur.
b) Impairment of long-lived assets other than goodwill
Indefinite-lived intangible assets are assessed for impairment at least annually based on comparisons of their respective fair values to their carrying values. Finite-lived intangible assets are amortized over their respective useful lives and, along with other long-lived assets, are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets”.
In evaluating long-lived assets for recoverability, including finite-lived intangibles and property and equipment, we use our best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.
Asset recoverability is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the undiscounted future cash flows. In calculating the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, gross margin percentages and terminal growth rates.
In fourth quarter of 2008, we determined that a substantial portion of equipment for billboard displays related to the Shanghai Bund project may not be effectively utilized in the future due to the decision to halt marketing plans due to the unfavorable economic environment and concession site reconstruction. As a result, we recorded a $2.1 million impairment loss during the year ended December 31, 2008. There was no impairment loss for the years ended December 31, 2009 and 2010.
For the year ended December 31, 2008, we recorded an impairment loss on intangible assets in the amount of $0.9 million associated with our transit business due to the cancellation of major subway concession contracts which were acquired at acquisition. There was no impairment loss for the years ended December 31, 2009 and 2010.
Fair Value of Financial Instruments
FASB ASC 820 “Fair Value Measurements and Disclosures” establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.
These tiers include:
•	Level 1 – defined as observable inputs such as quoted prices in active markets;

•	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Except for promissory notes, the fair value of our financial assets and liabilities approximate their carrying amount because of the short-term maturity of these instruments. Based on management judgment, the fair value of the promissory notes is not materially different from its carrying value with reference to observable market transactions between market participants comparative with us and promissory note investors which are the best information available in the circumstances.
Share-based payments
Our accounts for share-based payments in accordance with ASC Topic 718, “Compensation—Stock Compensation”. Under ASC 718, we measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. For awards with performance conditions, the compensation expense is based on the grant-date fair value of the award, the number of shares ultimately expected to vest and the vesting period.
We determined the estimated grant-date fair value of share options based on the Binomial Tree option-pricing model using the following assumptions:

Options granted to employee:	2009	2010
Risk-free rate of return	3.43%	2.744%-4.142%
Weighted average expected option life	10 years	10 years
Expected volatility rate	40.30%	64.00%
Dividend yield	0%	0%
The expected volatility in the table above was based on the weighted average volatility of several comparable U.S. listed companies in the advertising industry with operations in the PRC. Since we were a private company at the time the options were issued, we estimated the potential volatility of its ordinary share price by referring to the weighted average volatility of these comparable companies because management believes that the weighted average volatility of such companies is a reasonable benchmark to use in estimating the expected volatility of our ordinary shares.
Because our share options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation model may not provide an accurate measure of the fair value of our share options. Although the fair value of share options is determined in accordance with ASC Topic 718, Compensation—Stock Compensation, using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.
Recently issued accounting standards
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-05, “Compensation — Stock Compensation (Topic 718)”. This standard codifies EITF Topic D-110 Escrowed Share Arrangements and the Presumption of Compensation and is effective immediately. The provisions of ASU 2010-05 did not have a material effect on the financial position, results of operations or cash flows of the Company and is effective immediately.
In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)”: Improving Disclosures about Fair Value Measurements. This amendment to Topic 820 has improved disclosures about fair value measurements on the basis of input received from the users of financial statements. This is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The provisions of ASU 2010-06 did not have a material effect on the financial position, results of operations or cash flows of the Company.
In February 2010, FASB issued ASU No. 2010-09 (“ASC Topic 855”), which removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements. This amendment shall be applied prospectively for interim or annual financial periods ending after June 15, 2010. We do not believe the adoption will have a material effect on our financial statements.

In February 2010, the FASB issued ASU 2010-10, “Consolidation (Topic 810)”. The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20. The deferral is primarily the result of differing consolidation conclusions reached by the International Accounting Standards Board (“IASB”) for certain investment funds when compared with the conclusions reached under Statement 167. The deferral is effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period, which coincides with the effective date of Statement 167. Early application is not permitted. The provisions of ASU 2010-10 are effective for the Company beginning in 2010. The adoption of ASU 2010-10 did not have a material impact on the financial position, results of operations or cash flows of the Company.
In March 2010, the FASB issued ASU 2010-11, “Derivative and Hedging (Topic 815)”. All entities that enter into contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another will be affected by the amendments in this Update because the amendments clarify that the embedded credit derivative scope exception in paragraph 815-15-15-8 through 15-9 does not apply to such contracts. ASU 2010-11 is effective at the beginning of the reporting entity’s first fiscal quarter beginning after June 15, 2010. The provisions of ASU 2010-11 are not expected to have a material effect on the financial position, results of operations or cash flows of the Company.
In April 2010, the FASB issued ASU 2010-13, “Compensation—Stock Compensation (Topic 718)”. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The provision of ASU 2010-13 are not expected to have a material effect on the financial position, results of operations or cash flows of the Company.
In December 2010, the FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. This ASU amends guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010, with early adoption not permitted. The Group does not expect that the adoption of ASU 2010-28 will have a material impact on its financial position, results of operations, or cash flows.
In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

A.	Operating Results
Results of Operations
For the Year ended December 31, 2010 compared to the Years ended December 31, 2009 and December 31, 2008
The following table sets forth the amounts and the percentage relationship to revenues of certain items in our consolidated statements of income for the years ended December 31, 2008, 2009 and 2010:

	For the Years Ended December 31,			Increase/	Increase/
(Amount in thousands)	2008	2009	2010	(Decrease)%	(Decrease) %
				2009 vs 2008	2010 vs 2009
Revenues	$41,685	$37,741	$48,967	(9%)	30%
Cost of revenues	(30,624)	(28,059)	(36,454)	(8%)	30%

Gross profit	11,061	9,682	12,513	(12%)	29%

Operating expenses
Sales and marketing expenses	(6,117)	(3,384)	(4,462)	(45%)	32%
General and administrative expenses	(13,135)	(13,832)	(12,203)	5%	(12%)

Total operating expenses	(19,252)	(17,216)	(16,665)	(10%)	(3%)

Loss from operations	(8,191)	(7,534)	(4,152)	(8%)	(45%)
Other income/(expense)

Interest income	131	11	24	(92%)	118%
Interest expense	(2,717)	(1,962)	(45)	(28%)	(98%)
Increase in fair value of liability warrant	—	824	—	—	(100%)
(Loss)/Gain on extinguishment of the notes	(4,400)	6,669	—	252%	(100%)
Loss on impairment of goodwill and intangible assets	(13,953)	(15,749)	(39,411)	13%	150%
Loss on abandonment of lease	(46)	(550)	(1,256)	1096%	128%
Loss on impairment of fixed assets	(2,135)	—	—	(100%)	—
Loss on disposals of fixed assets	(2,121)	(15)	(4)	(99%)	(73%)
Other income/ (expense), net	—	—	(368)	—	—
Foreign currency transaction loss, net	(167)	(24)	(7)	(86%)	(71%)

Total other expense	(25,408)	(10,796)	(41,067)	(58%)	280%

Loss before income taxes	(33,599)	(18,330)	(45,219)	(45%)	147%
Provision for income taxes	(1,481)	(4,319)	(1,420)	192%	(67%)

Net loss	$(35,080)	$(22,649)	$(46,639)	(35%)	106%

Revenue. We generate our revenues from providing advertising services over our network which consists primarily of the following platforms:
•	Outdoor billboard platform. We typically sign advertising contracts with terms ranging from 6 to 24 months for billboard advertisements. Each contract will typically specify the billboard location, measurement and the price. The contract price varies substantially from contract to contract, based on the location and measurement of the billboard. Deposits or progress payments are typically required at various stages of the contract performance, such as signing of contract, confirmation of content and completion of service period.

•	In-elevator platform. We typically sign advertising contracts with terms ranging from 1 to 6 months for in-elevator advertisements. Typically, we negotiate for a contract price for covering a set of cities or districts within cities. We may sometimes help certain clients design a detailed plan, based on the contract price and targeted demographics, with particular buildings where the advertisements will be displayed within the cities or districts specified under the contract. Progress payments are typically required at various stages of the contract performance.

•	Transit advertising platform. We typically sign advertising contracts with terms ranging from one to three months for subway and bus advertisements. The price typically consists of advertising fees and production fees for subway and bus advertisements. Typically, the contracts specify a certain combination of subway stations and bus lines and we have the discretion to assign specific subway light boxes and bus lines for each contract. Service payments are typically required at pre-specified dates prior to the completion of the contract.
We recognize advertising service revenues on a straight-line basis over the period in which the advertisement is required to be displayed, starting from the date we first display the advertisement. We only recognize revenue if the collectability of the service fee is probable. The amount of advertising service revenues recognized is net of business taxes and surcharges ranging between 8% and 9%.
Our revenue generation is affected by the number of advertising contracts we enter into with clients and the average revenues per contract. The number of our advertising contracts is also driven by client-specific factors such as timing of introduction of new advertising campaigns, seasonality of clients’ operations and growth of business sectors in which our clients operate. Depending on client demand, the number of service contracts with our clients varies from period to period. The loss of, or significant reduction in, business from any major client without replacement clients could adversely impact our operating results. Conversely, the addition of a major advertising service contracts may significantly increase our revenues.
Our revenues per contract are affected by factors affecting out-of-home advertising service providers. As we typically negotiate for the overall contract amount before providing an advertising plan with specific display locations, average revenues per contract are particularly affected by the acceptance of our platforms as part of the marketing strategies and budgets of our clients.
Revenues for the year ended December 31, 2010 were $49.0 million compared to $37.7 million for the year ended December 31, 2009 and $41.7 million for the year ended December 31, 2008. Revenue in 2010 increased primarily due to the better economic environment in 2010 and the expansion of outdoor billboard, elevator and transit platform. The newly acquired subsidiary, Zhejiang Continental, contributed $4.4 million of revenue to our billboard business in 2010. In addition, the number of our contracts increased from 1,403 in 2009 to 1,509 in 2010. We intend to increase the number of contracts in the future in addition to increasing the average revenue per contract.
Cost of revenues. The cost of revenues consists primarily of operating lease cost of advertising space for displaying advertisements, depreciation of advertisement display equipment, amortization of intangible assets relating to lease agreements and direct staff and material costs associated with production and installation of advertisement content.
Cost of revenues for the year ended December 31, 2010 was $36.5 million compared to $28.1 million for the year ended December 31, 2009 and $30.6 million for the year ended December 31, 2008. The costs of revenues for both periods primarily consisted of leasing cost to site owners and managers. The increase in cost of revenues in 2010 was primarily due to the increase in number of elevator frames and outdoor billboards throughout the year. The cost of revenues as a percentage of revenues was 74.4% for 2010, as compared to 74.4% for 2009 and 73.5% for 2008. The slight changes were due primarily to changes in the mix of service offerings and the cost associated with our network expansion. We intend to increase our margins in the future through enhancing our occupancy rates while also increasing our average revenue per contract.
Gross profit. Our gross profit for the year ended December 31, 2010 was $12.5 million compared to $9.7 million for the year ended December 31, 2009 and $11.1 million for the year ended December 31, 2008 which is in line with the change in net revenues throughout the year. Our gross margin decreased from 26.5% in 2008 to 25.7% in 2009 and increased to 25.6% in 2010 due primarily to changes in the mix of service offerings.
Operating expenses. Selling and marketing expenses consist of marketing and promotion, amortization of intangible assets relating to customer relationship and sales commissions, payroll, traveling expenses, transportation and advertising expenses incurred by our selling and distribution team. General and administrative expenses consist primarily of salaries and benefits for management and administrative personnel, share-based compensation, rental and utility expenses.

Total operating expenses for the year ended December 31, 2010 were $16.7 million compared to $17.2 million for the year ended December 31, 2009 and $19.3 million for the year ended December 31, 2008. The components of operating expenses are set forth below:
•	Sales and marketing expenses. Sales and marketing expenses was $4.5 million for the year ended December 2010 compared to $3.4 million for the year ended December 31, 2009 and $6.1 million for the year ended December 31, 2008, primarily due to the changes in sales commissions in line with the net revenues and increase in marketing expenses for expansion of business.
•	General and administrative expenses. General and administrative expenses were $12.2 million for 2010 compared to $13.8 million for 2009 and $13.1 million for 2008.
The following table describes our general and administrative expenses for the years ended December 31, 2008, 2009 and 2010. The increase in bad debt expenses in 2009 and 2010 is primarily due to an increase in bad debt for elevator and billboards subsidiaries. Staff salary declined from $5.5 million in 2008 to $2.8 million in 2009 as a result of increased efficiencies in our infrastructure and a reduction in staff. Staff salary increased in 2010 is primarily due to a new acquisition and expansion of business. Professional fees in 2009 were higher than 2008 and 2010, primarily due to the expenses related to the completion of the Business Combination. Share based compensation represents amortization of fair value of options and shares granted to our staff. The amount increased in 2010 due to more options granted after the Business Combination.

	For the Years Ended December 31
(Amounts in thousands)	2008	2009	2010

Bad debt expense	$703	$1,611	$2,197
Professional fee	3,321	4,759	2,435
Salary expense	5,466	2,785	3,066
Rental expense	1,854	1,643	524
Share-based compensation	308	403	2,107
Other G&A expense	1,483	2,631	1,874

	$13,135	$13,832	$12,203

Other expenses. Total other expenses for the year ended December 31, 2010 were $41.1 million compared to $10.8 million for the year ended December 31, 2009 and $25.4 million for the year ended December 31, 2008. Significant components of the other expenses are set forth below:
•	Interest expense. Interest expense costs in 2009 and 2008 consist predominately of non-cash financial charges related to investments in SearchMedia International prior to the completion of the Business Combination. The 2008 amount primarily relates to the amortization of convertible promissory notes discount of $0.9 million, interest of $0.7 million on the convertible promissory notes and $0.6 million interest on New Note, First Interim Notes and short-term loan from a third party lender. The 2009 amount primarily consists of $1.0 million of interest expense on the convertible promissory note. The Business Combination was closed in October 2009 and no related interest was incurred in 2010.
•	Gain/Loss on extinguishment of the notes. On September 17, 2008, certain notes issued by SearchMedia International in March 2008 were cancelled by the holder. The notes, with a principal sum of $10 million plus accrued interest of $0.6 million and all the related conversion rights, were cancelled in exchange for a new note with a principal sum of $15 million, which bears interest at 12% per annum and has no conversion right. As a result of the cancellation of the notes in exchange for the promissory note, a loss on extinguishment of the notes of $4.4 million was recognized in the statement of income for the year ended December 31, 2008, which represented the difference between the carrying value of the new note of $15.0 million and the sum of the carrying value of the convertible promissory notes of $10.0 million, plus related accrued interest of $0.6 million. The 2009 amount represents fair value gain on extinguishment of the Promissory Note at the closure of reverse acquisition in October, 2009.

•	Loss on impairment of goodwill and intangible assets. As a result of the reduction of the estimated value of the reporting units as part of annual impairment tests, goodwill was reduced by $14.0 million in 2008, $15.7 million in 2009 and $39.4 million in 2010, respectively.
•	Loss on disposal and impairment of fixed assets. In the fourth quarter of 2008, we determined that a substantial portion of equipment for billboard displays related to the Shanghai Bund project may not be effectively utilized in the future due to the decision to halt marketing plans due to the unfavorable economic environment and concession site reconstruction. As a result, we recorded a $2.1 million impairment loss. We also disposed of approximately $2.1 million of digital and poster frame in the year ended December 31, 2008. Loss on disposal of fixed assets were immaterial in 2009 and 2010.
•	Provision for income taxes. Income tax expense was $1.5 million in 2008, $4.3 million in 2009 and $1.4 million in 2010. Although we had consolidated net loss, the PRC statutory tax rate was 25% for our subsidiaries with net income.
Net loss. As a result of the foregoing, we had a net loss of $46.6 million for the year ended December 31, 2010, as compared to a net loss of $22.6 million for the year ended December 31, 2009 and a net loss of $35.1 million for the year ended December 31. 2008.
Effect of Inflation
The rates of inflation experienced in recent years have had no material impact on our financial statements. We attempt to recover increased costs by increasing prices for our services, to the extent permitted by contracts and competition.
Foreign Currency
The Group’s reporting currency is the United States dollar (“US$”). The functional currency of the Company is the US$, whereas the functional currency of the Company’s consolidated subsidiaries and VIEs in the PRC is the Renminbi (“RMB”) and the functional currency of the Company’s subsidiaries in the Hong Kong Special Administrative Region is the Hong Kong Dollars (“HK$”), as the PRC and HKSAR are the primary economic environments in which the respective entities operate. Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign currency. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.
Transactions denominated in currencies other than the functional currency are translated into the respective functional currency at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency other than the functional currency are translated into the functional currency using the applicable exchange rate at each balance sheet date. The resulting exchange differences are recorded in “foreign currency transaction gain (loss)” in the consolidated statements of operations.
The assets and liabilities of the Company’s consolidated subsidiaries and VIEs are translated into the US$ reporting currency using the exchange rate at each balance sheet date. Revenue and expenses of these entities are translated into US$ at average rates prevailing during the year. Gains and losses resulting from translation of these entities’ financial statements into the US$ reporting currency are recorded as a separate component of “accumulated other comprehensive income” within shareholders’ deficit/equity. We do not have any foreign currency forward contracts.

Cash Flow Analysis
The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2008, 2009 and 2010:

	For the Years Ended December 31,
(Amounts in thousands)	2008	2009	2010

Net cash provided by/ (used in) operating activities	$(1,451)	$(8,775)	$1,670
Net cash used in investing activities	(24,704)	(40,593)	(20,152)
Net cash provided by/ (used in) financing activities	24,676	73,665	(3,465)
Foreign currency translation adjustment	242	5	103

Net increase/(decrease) in cash and cash equivalents	(1,237)	24,302	(21,844)

Cash and cash equivalents at beginning of year	6,333	5,096	29,398

Cash and cash equivalents at end of year	$5,096	$29,398	$7,554

Cash Flows from Operating Activities. Net cash flows from operating activities were $(1.5) million, $(8.8) million and $1.7 million for the years ended December 31, 2008, 2009 and 2010, respectively. The decrease in net cash flows from operating activities in 2009 was primarily due to the decrease in accounts payable, accrued expenses and other payables. The increase in net cash flows from operating activities in 2010 was primarily due to the decrease in loss from operations and decrease in amount due from related parties in 2010.
Cash Flows from Investing Activities. Net cash used in investing activities was $24.7 million, $40.6 million and $20.2 million for the years ended December 31, 2008, 2009 and 2010, respectively.
The decrease in cash used in investing activities in 2010 compared to 2009 and 2008 was primarily due to:
•	a $19.4 million increase in cash paid for acquisitions in 2009 compared to 2008 and a $20.4 million decrease in cash paid for acquisitions in 2010 compared to 2009; and

•	a $3.3 million decrease in capital expenditures in 2009 compared to 2008.
Cash Flows from Financing Activities. Net cash used in financing activities was $3.5 million for the year ended December 31, 2010. Net cash provided by financing activities were $73.7 million for the year ended December 31, 2009 and $24.7 million for the year ended December 31, 2008. Net cash used in financing activities in 2010 mainly arose from repurchase of warrants. Net cash provided by financing activities in 2009 is primarily attributed to $76.1 million proceeds from the Business Combination and a $5.0 million repayment in promissory note in 2009 compared to $9.3 million funding of new convertible notes and $12.0 million funding of promissory notes in 2008.
Cash and Cash Equivalents
Our cash balance at December 31, 2010 was $7.6 million, representing a decrease of $21.8 million from $29.4 million at December 31, 2009.

B.	Liquidity and Capital Resources
Our working capital from operations decreased by $39.0 million to $39.4 million net current liabilities at December 31, 2010 as compared to net current liabilities of $0.4 million at December 31, 2009. The increase in net current liabilities was primarily due to a reduction in cash after payment of certain earn-out obligations and an additional contingent earn-out payable incurred during 2010. Total current assets decreased by $14.8 million from $50.6 million at December 31, 2009 to $35.8 million at December 31, 2010. The decrease in current assets was primarily due to the decrease in cash.
We are obligated to pay earn-out payments over the next one to two years in connection with our acquisitions of a number of advertising businesses. The amount of earn-out consideration typically depends, among other factors, on the annual financial results of an acquired entity in a two-year post-closing period starting from the date of acquisition based on mutual agreement by us and the ex-owners of the subsidiaries. During the second and third quarters of 2010, we amended the earn-out agreements with seven of our subsidiaries. The amended earn-out agreements provide for the extension of the time period by one to more than two years for required cash and stock payments. As a result of the aforementioned amendments and previous payments, we estimate the remaining earn-out payable is approximately $39.2 million as of December 31, 2010. Of such payable, approximately $29.0 million is payable in either cash or stock within the next twelve months and $10.2 million is payable in stock after the next twelve months. For the $29.0 million earn-out payable within twelve months, $17.0 million is payable in cash with the possibility of getting extension of the payment time from ex-shareholders. The remaining $12.0 million is payable in stock. No additional contingent earn-out consideration was incurred during 2011 up to the date of this Annual Report.
Based on the current cash position and forecast for the rest of the payment period we may not have sufficient capital to pay the required earn-out payments in cash over the next twelve months. In addition, due to a variety of factors which cannot presently be ascertained, including without limitation, the amount of working capital that we have available, and the financial performance of both us and the acquired companies entitled to receive an earn-out payment, there can be no assurance that we will have sufficient liquidity to meet our long-term earn-out obligations and raises substantial doubt as to our ability to continue as a going concern. If such failure cannot be remedied through renegotiation of the terms of such earn-outs with the acquired companies or the raising of the required proceeds on reasonable terms, our operations are likely to be adversely and materially impacted.
Our short term borrowing of $0.7 million as of December 31, 2010 represents two short-term bank loans of $0.56 million and $0.17 million. The short-term loan of $0.56 million bears interest at 6% per annum and matures on April 13, 2011. The loan of $0.17 million bears interest at 14.2308% per annum and matures on September 21, 2011. Both loans do not contain any financial covenants.
We do not anticipate having any material capital expenditures for the next twelve months except for some limited frames and billboard structures as replacements. Our operating lease obligations as of December 31, 2010 for the next twelve months were $15.9 million. We believe that we will be able to fund our capital expenditures, operating lease payments and our anticipated operating cash requirements for at least the next twelve months and satisfy any remaining obligations from our working capital and anticipated cash flows from operations.
In addition, we may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. Accordingly, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution to our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms not acceptable to us or that financing will not be available at all.

C.	Research and Development, Patents and Licenses, etc.
The information required by this item is inapplicable.

D.	Trend Information
Please refer to “—Overview” for a discussion on the most significant recent rends in our production, sales, costs and selling prices. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements
We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. In addition, we do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financials partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth the Company’s known contractual obligations as of December 31, 2010:

	Payments due by period
		Less			More
		than 1	1-3		than 5
Contractual Obligations ($000)	Total	year	years	3-5 years	years
Operating Lease Obligations	$21,108	$15,898	$4,979	$231	$—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet (1)	39,195	29,033	10,162	—	—

Total	$60,303	$44,931	$15,141	$231	$—

(1)	Represents consideration payable in connection to our acquisitions of a number of advertising businesses.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management
Directors
The following table sets forth the names and ages of our directors, each of whom has served as a director as of the date of this annual report.

Name	Age
Robert Fried	51
Qinying Liu	48
Steven D. Rubin	50
Glenn Halpryn	50
Chi-Chuan Chen	52
The following additional information is provided for each of the directors listed above.
Mr. Robert Fried has served as Co-Chairman of the Board of Directors since the Business Combination in October 2009. Mr. Fried served as the President and Chief Executive Officer and a member of the board of directors of Ideation from November 2007 to October 2009. Mr. Fried is a digital media entrepreneur and accomplished film producer. Since 1990, Mr. Fried has served as President of Fried Films, a motion picture production company he founded in 1990. Mr. Fried has produced or served as executive producer for 15 films, including “Rudy,” “The Boondock Saints,” “Man of the Year” and “Collateral.” Mr. Fried won an Academy Award for the Live Action Short Film “Session Man.” Mr. Fried has founded several digital media companies including Spirit EMX, parent of spiritclips.com, a popular internet-based inspirational content company for which Mr. Fried presently serves as CEO; and WhatsHotNow.com, for which Mr. Fried served as Chief Executive Officer from July 1999 until June 2001. From December 1994 until June 1996, Mr. Fried was President and Chief Executive Officer of Savoy Pictures, a unit of Savoy Pictures Entertainment, Inc. Savoy Pictures Entertainment was sold to Silver King Communications, which is now a part of InterActive Corp, in 1996. From 1983 to 1990, Mr. Fried held several executive positions including Executive Vice President in charge of Production for Columbia Pictures, Director of Film Finance and Special Projects for Columbia Pictures and Director of Business Development at Twentieth Century Fox. Mr. Fried holds an M.S. from Cornell University and an M.B.A. from the Columbia University Graduate School of Business.

Mr. Fried brings entrepreneurial, leadership and digital media experience to the board of directors. Mr. Fried’s experience as an executive producer and executive officer in media related industries provides broad understanding and expertise that strengthens the board of directors’ collective knowledge, capabilities and experience.
Ms. Qinying Liu has served as Co-Chairmen of the Board of Directors since the Business Combination in October 2009. Ms. Liu is a co-founder of Jieli Consulting and previously served as the chairman of SearchMedia International. She has also been the general manager of Shanghai Lifang Trading Co., Ltd since 2004, a Chinese trading company. Before the founding of Jieli Consulting, she was chairman of Sige from 2004 to November 2007 and Shanghai Qinjun from 2003 to June 2008. She also served as chief representative of the Shanghai Office of GETA Company, a Germany special power tools manufactory from 1993 to 2000. Ms. Liu received her master’s degree in media and communication from Renmin University of China. She obtained her bachelor’s degree in chemistry from East China University of Science and Technology.
Ms. Liu brings multi-platform media industry experience to the board of directors. Ms. Liu is also a founder of SearchMedia International.
Mr. Steven D. Rubin has served as a member of the Board of Directors since the Business Combination in October 2009. Mr. Rubin served as the Secretary of Ideation from June 2007 to October 2009. Mr. Rubin has been the Executive Vice President of OPKO Health, Inc. since May 2007 and a director of OPKO Health, Inc. since February 2007 and is a member of The Frost Group LLC. Mr. Rubin currently serves on the Boards of Directors of OPKO Health, Inc., Non-Invasive Montoring Systems, Inc., PROLOR Biotech, Inc., Neovasc, Inc., Kidville, Inc., which operates upscale learning and play facilities for children, Tiger X Medical, Inc., a producer and distributor of orthopedic and spinal medical devices, Castle Brands, Inc., a marketer of premium spirits, Dreams, Inc., a vertically integrated sports licensing and products company, and Safestitch Medical, Inc., a developmental stage FDA-registered medical device company focused on the development of medical devices that manipulate tissues for the treatment of obesity, gastroesophageal reflux disease, hernia formation, esophageal obstructions, Barrett’s Esophagus, upper gastrointestinal bleeding, and other intraperitoneal abnormalities through endoscopic and minimally invasive surgery. Mr. Rubin previously served as the Senior Vice President, General Counsel and Secretary of IVAX Corporation from August 2001 until September 2006.
Mr. Rubin brings leadership, business and legal experience to the board of directors. Mr. Rubin has advised companies in several aspects of business, transactional, and legal affairs for more than 20 years. His experience as a practicing lawyer, general counsel, and board member to multiple public companies has given him broad understanding and expertise, particularly relating to strategic planning and acquisitions.
Mr. Glenn L. Halpryn has served as a member of the Board of Directors since the Business Combination in October 2009 and served as a director of Ideation from December 2008 to October 2009. Since August 2010, Mr. Halpryn has served as a Director of ChromaDex Corporation, a public company that along with its subsidiaries supply phytochemical reference standards and reference materials, related contract services, and products for the dietary supplement, nutraceutical, food and beverage, functional food, pharmaceutical and cosmetic markets. Mr. Halpryn serves as Chair of the Nominating and Corporate Governance Committee and has served on the Audit Committee of ChromaDex Corporation since May 2010. Mr. Halpryn has been the Chief Executive Officer and a director of Transworld Investment Corporation, a private investment company, since June 2001. Mr. Halpryn currently serves as a director of Sorrento Therapeutics, Inc., a biopharmaceutical company, and Castle Brands Inc., a developer and international marketer of premium branded spirits. From September 2008 until May 2010, Mr. Halpryn also served as a director of Winston Pharmaceuticals, Inc., a pharmaceutical company specializing in skin creams and pain medications. From October 2002 to September 2008, Mr. Halpryn served as a director of Ivax Diagnostics, Inc. Mr. Halpryn served as Chairman of the board of directors and Chief Executive Officer of Orthodontix, Inc. (now Protalix Biotherapeutics, Inc.) from April 2001 to December 2006. From April 1988 to June 1998, Mr. Halpryn was Vice Chairman of Central Bank, a Florida state-chartered bank. Since June 1987, Mr. Halpryn has been the President of and a beneficial holder of stock of United Security Corporation, a broker-dealer registered with FINRA.
Mr. Halpryn brings leadership and business experience to the board of directors. Mr. Halpryn has advised companies in several aspects of business and transactional affairs. His experience as a board member to multiple public companies has given him broad understanding and expertise.

Mr. Chi-Chuan (Frank) Chen has served as a member of the Board of Directors since the Business Combination in October 2009. Mr. Chen is a Vice President and Special Assistant to the Chief Executive Officer at Ruentex Group. He has served in the Investment Management Department at Ruentex Group since 1987. Mr. Chen holds a B.S. in chemical engineering and an MBA from National Taiwan University.
Mr. Chen brings investment management experience to the board of directors. Mr. Chen’s 20 years of experience in the investment management department of Ruentex Group provides broad knowledge, experience and insights to the board of directors.
Executive Officers
The following individuals are our current executive officers.

Name	Age	Position
Paul Conway	41	Chief Executive Officer
Wilfred Chow	45	Chief Financial Officer
Garbo Lee	53	President
Xiaotu Hu	40	Executive Vice President
All officers serve until they resign or are replaced or renamed at the discretion of the Board of Directors.
The following additional information is provided for our current executive officers.
Mr. Paul Conway has served as our Chief Executive Officer since February 2010. From 1998 through January 2010, Mr. Conway worked at Oppenheimer & Co., Inc., where he served as Managing Director of Media Investment Banking from January 2009 to January 2010, as Executive Director of Media Investment Banking from January 2006 to January 2009, and as Director of Media Investment Banking from January 2003 to January 2006. Mr. Conway holds a B.B.A. from the University of Miami and an M.B.A. from the Columbia University Graduate School of Business.
Mr. Wilfred Chow has served as our Chief Financial Officer since January 2010. From April 2006 through December 2009, Mr. Chow was Senior Vice President of American Oriental Bioengineering, a pharmaceutical company, and from January 2005 through March 2006, Mr. Chow was a financial consultant with PriceWaterhouseCoopers.
Ms. Garbo Lee has served as our President since the Business Combination in October 2009. Ms. Lee served as the president of SearchMedia International from March 2009 to October 2009. Prior to that, she was the chief operating officer of SearchMedia International. Ms. Lee has over 24 years of experience in the advertising industry. Prior to joining SearchMedia International, Ms. Lee was a general manager of Sony BMG Music Entertainment (PRC) Inc., a Chinese music marketing and distribution company under Sony BMG Music Entertainment, a global recorded music joint venture headquartered in the New York City, from 2005 to 2007. She served as general manager of Coming Age Communication Co. Ltd., a China-based integrated marketing company, from 2002 to 2004. From 2000 to 2002, she worked as managing director and vice president of Doyle Dane Bernbach (DDB) Shanghai, an advertising and integrated marketing company under Omnicom Group in China. From 1984 to 2000, Ms. Lee worked for various companies under WPP Group. Ms. Lee received her bachelor’s degree in arts from International Christian University in Tokyo, Japan.
Mr. Xiaotu Hu has served as our Executive Vice President since July 2010. Mr. Hu is the General Manager of Beijing Wanshuizhiyuan, one of our subsidiaries, since 2006. From 2002 to 2005, Mr. Hu was the General Manager of Beijing Da Hua Global Advertising Co. Ltd., an advertising company in Beijing.
There are no family relationships among the members of SearchMedia Holdings’ board of directors or the members of SearchMedia Holdings’ senior management.

No director or member of senior management has any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which such director or member of senior management was selected as a director or member of senior management of SearchMedia Holdings.

B.	Compensation
For the year ended December 31, 2010, we paid aggregate cash compensation of approximately $1.0 million to our directors and executive officers. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except for Paul Conway, Wilfred Chow and Garbo Lee.
The aggregate remuneration paid and benefits in kind granted to our executive officers for the year ended December 31, 2010 was approximately $0.7 million. In addition beginning on October 30, 2009, non-employee members of the board of directors are paid an annual cash fee of $20,000 payable per quarter. Committee chairmen receive an additional annual fee of $5,000. Mr. Fried and Mr. Rubin also received $75,000 and $40,000, respectively, as fees paid in connection with consulting agreements. The aggregate remuneration paid to the directors or accrued by us for fiscal year ended December 31, 2010 was $0.3 million.
Share Incentives
In January 2008, in order to attract and retain the best available personnel, we adopted the 2008 share incentive plan, or the plan to purchase a maximum of 1,796,492 shares in our company. As of August 13, 2010, subject to shareholder approval, the board of directors voted to reserve 3,000,000 shares for issuance under the plan.
The following table summarizes, as of May 31, 2011, the options and restricted shares granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated.

	Common
	Shares
	Underlying
	Granted
	Options/ or	Exercise
	Restricted	Price		Expiration
	Shares	($/share)	Grant Date	Date
Name:
Paul Conway	250,000	6.05	February 1, 2010	January 31, 2020
	100,000	—	February 1, 2010	(1)
Wilfred Chow	225,000	2.62	January 4, 2010	August 20, 2020
Garbo Lee	*	7.14	January 11, 2010	January 10, 2020
Robert Fried	*	7.14	January 11, 2010	January 10, 2020
Glenn Halpryn	*	7.14	January 11, 2010	January 10, 2020
Steve Rubin	*	7.14	January 11, 2010	January 10, 2020
Chi-Chuan Chen	*	7.14	January 11, 2010	January 10, 2020
Larry Lu	*	7.14	January 11, 2010	January 10, 2020
Jianzhong Qu	*	7.14	January 11, 2010	January 10, 2020
Earl Yen	*	7.14	January 11, 2010	January 10, 2020
Other individuals as a group	937,576	(2)	(2)	(3)
Total	1,757,576

*	Less than one percent of the outstanding ordinary shares.

(1)	Vest on the three-year anniversary of the date of grant.

(2)	Options/restricted shares were granted to other individuals on various exercise price and various dates

(3)	Other individuals’ options expire on various dates.

The following paragraphs describe the principal terms of our 2008 share incentive plan:
Plan Administration. SearchMedia Holdings’s board of directors, or a committee designated by the board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.
Types of Awards. The types of awards SearchMedia International may grant under the plan include the following.
•	options to purchase SearchMedia Holding’s ordinary shares;

•	restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture, restrictions on transferability and other restrictions; and

•	restricted share units, which represent the right to receive SearchMedia Holdings’s ordinary shares at a specified date in the future, which may be subject to forfeiture.
Award Document. Awards granted under SearchMedia International’s plan are each evidenced by an award document that sets forth the terms, conditions and limitations for each grant, including the exercise price, the number of shares to which the award pertains, the conditions upon which an option will become vested and exercisable and other customary provisions.
Eligibility. SearchMedia Holdings International may grant awards to (i) its employees, directors and consultants, and (ii) employees, directors and consultants of any of its parents or subsidiaries and of any entity in which SearchMedia Holdings or any of its parents or subsidiaries holds a substantial ownership interest. Incentive share options may be granted to employees of SearchMedia International, or any of its parents or subsidiaries, and may not be granted to employees of a related entity or to independent directors or consultants.
Acceleration of Awards upon Change of Control and Corporate Transactions. Unless otherwise provided in the award agreement: 1) the outstanding awards will accelerate by one year upon occurrence of a change-of-control transaction where the successor entity does not convert, assume or replace SearchMedia International’s outstanding awards under the plan; 2) in the event of a corporate transaction as defined in the plan, including certain amalgamations, arrangements, consolidations or schemes of arrangement and the transfer of all or substantially all of the company’s assets, each outstanding award that is not assumed or replaced by the successor entity will become fully vested and immediately exercisable provided that the related grantee’s continuous service with SearchMedia International shall not be terminated before that date; and 3) furthermore, in the event of a corporate transaction, each outstanding award that is assumed or replaced by the successor entity will become fully vested and immediately exercisable immediately upon termination of the participant’s employment or service within twelve (12) months of the Corporate Transaction without cause.
Term of the Awards. The term of each award grant shall be stated in the award agreement, provided that the term for an option shall not exceed ten years from the date of the grant, unless shareholder approval is obtained for amending the plan to extend the exercise period for an option beyond ten years from the date of the grant.
Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.
Transfer Restrictions. Except as otherwise provided by the committee that administers the plan, awards granted under the plan may not be assigned, transferred or otherwise disposed of by the award holders other than by will or the laws of descent and distribution.

Termination and Amendment of the Plan. Unless terminated earlier, the plan will expire on, and no award may be granted pursuant to the plan after, the tenth anniversary of its effective date. With the approval of SearchMedia Holdings’s board of directors, the committee that administers the plan may amend or terminate the plan, except that shareholder approval shall be obtained to the extent necessary or desirable to comply with applicable laws or stock exchange rules, or for amendments to the plan that increase the number of shares available under the plan, permit the committee to extend the term of the plan or the exercise price of an option beyond ten years from the date of grant or result in a material increase in benefits or a change in eligibility requirements.

C.	Board Practices
The directors of SearchMedia Holdings will serve as directors until the next Annual Meeting or until their successors are duly elected and qualified. The directors have served in that capacity since the Business Combination.
All officers serve until they resign or are replaced or renamed at the discretion of the Board of Directors.
Board Committees
The board of directors has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.
Audit Committee Members and Financial Expert
The Board of Directors has established an Audit Committee. The Audit Committee currently consists of Glenn Halpryn (Chair) and Chi-Chuan Chen. The Board of Directors has determined that Mr. Halpryn meets the attributes of an “audit committee financial expert” within the meaning of SEC regulations and is “independent” within the meaning of the listing standards of NYSE Amex and applicable SEC regulations. Xiaoming Lu served on the Audit Committee from December 2009 to August 2010. The Audit Committee operates pursuant to the Charter of the Audit Committee of the Board of Directors of SearchMedia Holdings Limited which was amended on August 6, 2010.
Compensation Committee Members
The Compensation Committee currently consists of Glenn Halpryn and Steve Rubin. The Compensation Committee operates pursuant to the Charter of the Compensation Committee of the Board of Directors of SearchMedia Holdings Limited which was approved on December 8, 2009.
Corporate Governance and Nominating Committee Members
The Corporate Governance and Nominating Committee currently consists of Glenn Halpryn and Steve Rubin. The Corporate Governance and Nominating Committee operates pursuant to the Charter of the Corporate Governance and Nominating Committee of the Board of Directors of SearchMedia Holdings Limited which was approved on December 8, 2009.
Code of Ethics
We have adopted a Code of Ethics applicable to our directors, officers and employees including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. A copy of our Code of Ethics is available on our website at www.searchmediaholdings.com. We intend to post amendments to or waivers from our Code of Ethics (to the extent applicable to our Chief Executive Officer, Chief Financial Officer or principal accounting officer or to our directors) on our website. Our website is not part of this Annual Report on Form 20-F.

Compensation of Directors
Our Compensation Committee recommends director compensation to the board of directors. No compensation was paid to any SearchMedia Holdings directors for services rendered prior to the Business Combination; however, certain individuals were reimbursed for out-of-pocket expenses incurred in connection with activities on the company’s behalf. From January 1, 2009 to October 30, 2009, no fees were paid to the non-employee members of the board of directors. Beginning on October 30, 2009, the non-employee members of the board of directors receive an annual cash fee of $20,000 that is payable per quarter. The committee chairmen receive an additional $5,000 annual fee. Except for Mr. Fried and Mr. Rubin, each non-employee member of the board of directors was granted 25,000 stock options which fully vest on January 11, 2011 and which expire January 11, 2020. Mr. Fried and Mr. Rubin were granted 50,000 stock options, which fully vest on January 11, 2011 and which expire on January 11, 2020.
D. Employees
As of March 31, 2011, we had approximately 300 employees, including 40 development personnel, 110 sales and marketing personnel, 70 maintenance personnel, 30 finance and 50 administrative personnel. All of our employees are full-time. None of our employees are covered by collective bargaining agreement. We manage our own staff recruitment. We consider our relations with our employees to be generally good.
We are required by applicable PRC regulations to contribute for our employees certain amounts, based on our employees’ aggregate salaries, to a defined contribution pension plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan. We believe that we have made the required payments in compliance with the applicable laws and regulations since our inception.

E.	Share Ownership
Please see Item 6.B and Item 7

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth certain information as of June 20, 2011 concerning the beneficial ownership of the ordinary shares by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares, (ii) each of our directors serving on June 20, 2011, (iii) each executive officer, and (iv) all of our current executive officers and directors as a group. Unless indicated below, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless noted otherwise, the address of each person listed below is Floor 13, Central Modern Building, 468 Xin Hui Road, Shanghai, China 200060.

		Percentage of Class of
	Ordinary Shares	Ordinary Shares
Beneficial Owner	Beneficially Owned (1)	Beneficially Owned (%)
Officers and Directors Qinying Liu (2)	989,085	4.7%
Robert N. Fried(3)	1,307,465	6.3%
Steven D. Rubin(4)	363,870	1.7%
Glenn Halpryn (5)	40,860	*
Chi-Chuan Chen (6)	25,000	*
Garbo Lee (7)	57,056	*
Paul Conway (8)	86,333	*
Wilfred Chow (9)	77,000	*
Xiaotu Hu	—	—
All directors and executive officers as a group (9 persons)	2,946,669	13.9%
5% Holders
Dr. Phillip Frost, M.D. (10)	5,273,169	22.5%
Deutsche Bank AG, HK Branch(11)	2,399,995	11.4%
China Seed Ventures, L.P.(12)	2,445,083	11.2%
Linden Ventures II(13)	1,982,820	9.2%
Heartland Advisors Inc. (14)	1,600,000	7.7%
Luxor Capital Group, LP (15)	1,323,954	6.4%

*	The person beneficially owns less than 1% of SearchMedia Holdings’ outstanding common shares.

(1)	Based on 20,858,661 shares outstanding as of June 20, 2011.

(2)	Excludes 600,000 ordinary shares issuable to Mrs. Liu’s husband converted at the exchange ratio (0.0675374) and 40,522 ordinary shares beneficially owned by Mrs. Liu’s husband. Includes 25,000 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after June 20, 2011.

(3)	Includes exercisable warrants to purchase 593,793 ordinary shares and includes 50,000 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after June 20, 2011.

(4)	Includes exercisable warrants to purchase 153,000 ordinary shares and includes 50,000 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after June 20, 2011.

(5)	Includes ordinary shares and exercisable warrants to purchase 3,172 ordinary shares beneficially owned by Halpryn Capital Partners LLC and includes 25,000 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after June 20, 2011.

(6)	Includes 25,000 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after June 20, 2011.

(7)	Includes 57,056 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after June 20, 2011.

(8)	Includes 83,333 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after June 20, 2011.

(9)	Includes 75,000 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after June 20, 2011.

(10)	Includes exercisable warrants to purchase 2,626,434 ordinary shares. Ownership is as reported in the Schedule 13D/A filed by Dr. Phillip Frost, M.D. on December 24, 2009. The business address of Dr. Frost, M.D. is 4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137.

(11)	Includes exercisable warrants to purchase 255,427 ordinary shares. Ownership is as reported in the Schedule 13G filed by Deutsche Bank AG, HK Branch on November 10, 2009. The business address of Deutsche Bank AG, HK Branch is Theodor-Heuss-Allee 70, 60468 Frankfurt am Main, Federal Republic of Germany.

(12)	Includes exercisable warrants to purchase 903,318 ordinary shares. Ownership is as reported in the Schedule 13D filed by China Seed Ventures, L.P. on January 21, 2010. The business address of China Seed Ventures, L.P. is Room 104 Building 18, No. 800 Huashan Road, Shanghai, China.

(13)	Includes exercisable warrants to purchase 714,025 ordinary shares. Ownership is as reported in the Schedule 13G filed by Linden Ventures II on November 6, 2009. The business address of Linden Ventures II is C/O Appleby, 56 Admin Drive, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands.

(14)	Ownership is as reported in the Schedule 13G/A filed by Heartland Advisors Inc. on February 10, 2011. The business address of Heartland Advisor Inc is 789 North Water Street, Milwaukee, Wisconsin 53202.

(15)	Ownership is as reported in the Schedule 13G/A filed by Luxor Capital Group, LP on February 14, 2011. The business address of Luxor Capital Group, LP is 1114 Avenue of the Americas, 29th Floor, New York, New York 10036.

None of our major shareholders have different voting rights from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. The Company is not aware of any arrangement that may that may, at a subsequent date result in a change of control of the Company.
Equity Compensation Plan Information
The following table lists all securities authorized for issuance and outstanding under our equity compensation plans at December 31, 2010:

			Number of securities
			remaining available
			for future issuance
			under equity
	Number of securities to	Weighted average	compensation plans
	be issued upon exercise	exercise price of	(excluding
Plan category	of outstanding options	outstanding options	outstanding options)
Equity compensation plans approved by security holders	1,326,890	$3.97	351,693
Equity compensation plans not approved by security holders (1)	—	—	1,203,508

Total	1,326,890	$3.97	1,555,201

(1)	In August 2010, the Board of Directors approved an increase in the number of shares reserved for issuance under the plan to 3,000,000 and such increase will be presented for shareholder approval.

B.	Related Party Transactions
Certain Relationships and Related Transactions
The Audit Committee reviews and approves transactions in which SearchMedia Holdings was or is to be a participant, where the amount involved exceeded or will exceed $120,000 annually and any of our directors, executive officers or their immediate family members had or will have a direct or indirect material interest. We have a written policy stating that the Audit Committee is responsible for reviewing and, if appropriate, approving or ratifying any related party transactions. The related party transaction will not be approved unless at a minimum it is for our benefit and is upon terms no less favorable to us than if the related party transaction was with an unrelated third party.
Transactions with SearchMedia International’s Shareholders, Senior Management Personnel and Affiliated Entities of Companies Acquired by Shanghai Jingli
For the year ended December 31, 2010, revenue of $0.1 million was recorded, which represents amounts received or receivable from affiliated entities of senior management personnel of certain companies acquired by Shanghai Jingli for SearchMedia International’s provision of advertising services to such affiliated entities. For the year ended December 31, 2010, expenses for leases of advertising space of $0.6 million was recorded, which represent amounts paid or payable by SearchMedia International to the affiliated entities of senior management personnel of certain companies acquired by Shanghai Jingli for leases of advertising space from these affiliated entities.

As of December 31, 2010, $1.0 million was payable to SearchMedia International as advances made by SearchMedia International to the senior management personnel of certain companies acquired by Shanghai Jingli.
As of December 31, 2010, $1.9 million was payable by SearchMedia International to the senior management personnel of certain companies acquired by Shanghai Jingli as operating expenses paid on behalf of SearchMedia International by such personnel.
As of December 31, 2010, $0.05 million was payable by SearchMedia International to affiliated companies of certain companies acquired by Shanghai Jingli for leases of advertising space.
Director Independence
The Board of Directors undertook a review of each director’s independence in October 2010. During this review, the Board of Directors considered transactions and relationships between each director or any member of his or her immediate family and us and our subsidiaries and affiliates. The Board of Directors also examined transactions and relationships between directors or their known affiliates and members of our senior management or their known affiliates. The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent under applicable laws and regulations and the NYSE Amex listing standards. As a result of our review of the relationships of each of the members of the Board of Directors, the Board of Directors affirmatively determined that a majority of our directors, including Messrs. Fried, Rubin, Halpryn and Chen, are “independent” directors within the meaning of the listing standards of NYSE Amex and applicable law.

C.	Interests of Experts and Counsel
Not applicable.

Item 8	Financial Information

A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal or Arbitration Proceedings
Shareholder Lawsuits in the United States
A shareholder complaint was filed on September 13, 2010 by Sid Murdeshwar against SearchMedia Holdings, the former Ideation officers and directors and certain of the SearchMedia Holdings’ officers and directors (the “Individual Defendants”) as a purported class action on behalf of the shareholders of SearchMedia Holdings in the United States District Court for the Central District of California. The case was filed under the caption Sid Murdeshwar, Individually and on Behalf of All Others Similarly Situated, Plaintiff v. SearchMedia Holdings Limited f/k/a Ideation Acquisition Corp., Robert N. Fried, Phillip Frost, Rao Uppaluri, Steven D. Rubin, Glenn Halpryn, Thomas E. Beier, David H. Moskowitz, Shawn Gold, Garbo Lee, Paul Conway, Qinying Liu, Earl Yen, and Jennifer Huang, Defendants.
A separate shareholder complaint was filed on December 23, 2010 by Hymie Akst against SearchMedia Holdings, the former Ideation officers and directors and certain of the SearchMedia Holdings’ officers and directors (the “Individual Defendants”) as a purported class action on behalf of the shareholders of SearchMedia Holdings in the United States District Court for the Southern District of Florida. The case was filed under the caption Hymie Akst, Individually and on Behalf of All Others Similarly Situated, Plaintiff v. SearchMedia Holdings Limited f/k/a Ideation Acquisition Corp., Robert N. Fried, Phillip Frost, Rao Uppaluri, Steven D. Rubin, Glenn Halpryn, Thomas E. Beier, David H. Moskowitz, Shawn Gold, Garbo Lee, Paul Conway, Qinying Liu, Earl Yen, and Jennifer Huang, Defendants.

On February 17, 2011, the Murdeshwar action was transferred to the United States District Court for the Southern District of Florida. The Akst plaintiffs voluntarily dismissed their action on February 23, 2011. On April 11, 2011, the Murdeshwar plaintiffs amended their complaint.
The amended complaint alleges, among other things, that the directors of SearchMedia Holdings violated the federal securities laws by making false and misleading statements regarding Ideation’s acquisition of the target company, SearchMedia International and by overstating SearchMedia International’s financial results. The amended complaint further alleges that the Individual Defendants are liable for the alleged misrepresentations as controlling persons. The complaint seeks certification of a class of SearchMedia Holdings’ shareholders who purchased or otherwise acquired SearchMedia Holdings securities between April 1, 2009 and August 20, 2010, and all persons who were holders of SearchMedia Holdings on October 2, 2009, an award of compensatory damages, an award of reasonable fees and costs incurred in this action, and such other relief as the Court deems just and proper.
The Court has ordered that any defendant in the Murdeshwar action who is not served with the amended complaint by July 29, 2011 will be dismissed without prejudice. On May 2, 2011, the Company and the Individual Defendants who have been served filed a motion to dismiss the claims asserted against them. The Court has not yet ruled on the motion to dismiss. A mediation is scheduled for July 26, 2011.
Securities and Exchange Commission Investigation
On November 30, 2010, the SEC served a Subpoena Duces Tecum (the “Subpoena”) on SearchMedia Holdings pursuant to a formal Order of Investigation dated November 12, 2010, seeking documents regarding SearchMedia’s financial restatement and alleged accounting improprieties. On March 16, 2011, the SEC served an additional subpoena on the SearchMedia Holdings seeking additional documents regarding SearchMedia’s financial restatement and alleged accounting improprieties. We are cooperating fully with the SEC’s investigation and intend to continue to do so.
Lawsuits in China
In June 2010, the original shareholders (the “Plaintiffs”) of Shaanxi Xinshichuang Advertisement Marketing Co., Ltd. (“Shaanxi Co”), filed a civil lawsuit (“Lawsuit”) with the Shanghai Chongming County People’s Court (“Chongming Court”) against Shanghai Jingli Advertisement Co., Ltd. (“Jingli Shanghai”). In 2008, Jingli Shanghai acquired 100% equity interest in Shaanxi Co from the Plaintiffs. In the Lawsuit, the Plaintiffs claimed that Jingli Shanghai owed them RMB 14,592,680 (approximately USD 2.2 million) (“Total Claim”) relating to the unpaid consideration for equity interest in Shaanxi Co, interest, reimbursement of certain operating expenses, liquidated damages and court fees.
In March 2011, the Chongming Court issued a judgment (“Judgment”) ordering Jingli Shanghai to pay the Plaintiffs an aggregate of RMB 7,761,537 (approximately U.S. $ 1.2 million) plus accrued interests and a percentage of the court fees.
In late March 2011, Jingli Shanghai appealed the Judgment to the Shanghai Second Intermediate People’s Court (“Appellate Court”). Jingli Shanghai has based its appeal on various legal arguments including, among others, that the Chongming Court: (i) applied incorrect laws and regulations; (ii) accepted incorrect facts; and (iii) did not duly follow all legal procedures.
At the time of this filing, the Appellate Court has yet to render a ruling.
SearchMedia Arbitration Claim Against Prior Shareholders
Pursuant to the terms of the Share Exchange Agreement dated October 29, 2009, SearchMedia Holdings commenced claims against the former shareholders and directors of SearchMedia International Limited for fraud and for breaches of representations, warranties and covenants contained in the Share Exchange Agreement. SearchMedia Holdings is seeking the return of all of the shares from China Seed Ventures, L.P., Qinying Liu, Deutsche Bank AG, Le Yang, Sun Hing Associates LTD., and Vervain Equity Investments Limited (collectively, the “SM Shareholders”), as well as damages in excess of the trade-in value of the shares held by the SM Shareholders. The matter is currently pending at the International Centre for Dispute Resolution.

In addition, from time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation, except the shareholder complaint described above, that in the opinion of our management, is likely to have a material adverse effect on our business or financial condition.
Dividend Policy
We have not paid any dividends on our common stock to date and do not intend to pay dividends at this time.

B.	Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9	The Offer and Listing

A.	Offer and Listing Details
Our common stock and warrants are listed on the NYSE Amex under the symbols IDI and IDI.WS, respectively. The closing price for the securities on June 24, 2011, the most recent trading day before the date of this Annual Report on Form 20-F, was $1.95 and $0.13, respectively.
The table below sets forth, for the periods indicated, the high and low bid prices for the securities as reported on the NYSE Amex in U.S. dollars. These quotations reflect inter-dealer prices, without markup, markdown or commissions, and may not represent actual transactions.

	Annual High and Low Market Prices for the Five Most
	Recent Full Financial Years
	Units (1)		Common Stock		Warrants
	High	Low	High	Low	High	Low
Full Financial Year
2006	$—	$—	$—	$—	$—	$—
2007(2)	$8.01	$7.85	$7.20	$7.20	$0.70	$0.70
2008	$8.10	$6.85	$8.10	$6.75	$0.71	$0.03
2009	$9.82	$7.17	$9.20	$7.09	$3.14	$0.03
2010	$—	$—	$7.55	$1.62	$2.25	$0.19

(1)	During the fourth quarter of 2009, trading in the units was suspended.

(2)	This table sets forth the range of high and low sales prices for the units, common stock and warrants for the applicable portion of the year ended December 31, 2007. The units commenced public trading on November 20, 2007, and the common stock and warrants commenced public trading separately on December 26, 2007. The table also includes price information for Ideation Acquisition Corp. securities before the Business Combination.

	High and Low Market Prices for each Full Financial
	Quarter for the Two Most Recent Years
	and the Subsequent Quarters
	Units (1)		Common Stock		Warrants
	High	Low	High	Low	High	Low
2009
First Quarter	$7.70	$7.17	$7.55	$7.18	$0.15	$0.03
Second Quarter	$8.72	$7.41	$7.86	$7.50	$0.69	$0.11
Third Quarter	$9.82	$8.15	$7.99	$7.69	$1.69	$0.48
Fourth Quarter (1)	$—	$—	$9.20	$7.09	$3.14	$1.41
2010
First Quarter	$—	$—	$7.55	$4.51	$2.25	$0.80
Second Quarter	$—	$—	$6.14	$3.01	$1.20	$0.40
Third Quarter	$—	$—	$3.63	$1.62	$0.58	$0.22
Fourth Quarter	$—	$—	$3.65	$1.68	$0.50	$0.19
2011
First Quarter	$—	$—	$3.50	$1.71	$0.35	$0.12
Second Quarter	$—	$—	$2.72	$1.42	$0.35	$0.13
(through June 24, 2011)

(1)	During the fourth quarter of 2009, trading in the units was suspended.

	High and Low Market Prices for each of the Most Recent Six Months
	Units (1)		Common Stock		Warrants
	High	Low	High	Low	High	Low
2011
January	$—	$—	$3.50	$2.81	$0.35	$0.23
February	$—	$—	$3.28	$2.34	$0.35	$0.20
March	$—	$—	$2.67	$1.71	$0.20	$0.12
April	$—	$—	$2.72	$1.42	$0.35	$0.13
May	$—	$—	$2.17	$1.99	$0.30	$0.20
June (through June 24, 2011)	$—	$—	$2.10	$1.81	$0.22	$0.13

(1)	During the fourth quarter of 2009, trading in the units was suspended.
As of June 20, 2011, there were, of record, twenty-seven holders of common stock, eleven holders of warrants and no holders of units.
We have not paid any dividends on our common stock to date and do not intend to pay dividends at this time.

B.	Plan of Distribution
Not applicable.

C.	Markets
See the first paragraph of Item 9A above.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

Item 10	Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
We incorporate by reference into this annual report the description of the Memorandum and Articles of Association of SearchMedia Holdings Limited contained in our Current Report on Form 8-K first filed with the Commission on November 5, 2009.

C.	Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls
Please see the discussion regarding regulations of dividend distributions found in Regulatory Matters under Item 4.B

E.	Taxation
The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our common shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.
United States Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the common shares. This discussion applies only to U.S. Holders that hold the common shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding common shares through such entities.
INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our common shares and you are, for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds our common shares will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.
Taxation of dividends and other distributions on the common shares
Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to common shares generally will be includible in your gross income as dividend income on the date of receipt by you but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your common shares, and then, to the extent such excess amount exceeds your tax basis in your common shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) either (a) the common shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (ii) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year and (iii) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares will be considered for purposes of clause (i) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE Amex, as are our common shares. If we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. For more information regarding the New EIT Law, see “Item 3.D. Key Information — Risk Factors — Risks related to the regulation of our business and to our structure— We may be treated as a resident enterprise for PRC tax purposes and our global income may be subject to PRC tax under PRC tax law, which would have a material adverse effect on our results of operations.” You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our common shares.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
If PRC withholding taxes apply to dividends paid to you with respect to our common shares, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For more information regarding such PRC withholding taxes, see “Item 3.D. Key Information — Risk Factors — Risks related to the regulation of our business and to our structure — Foreign holders of our common shares may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our common shares if we are classified as a PRC ‘resident enterprise.’” The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of disposition of common shares
Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized (in U.S. dollars) for the common share and your tax basis (in U.S. dollars) in the common share. The gain or loss generally will be a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the common share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of common shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding taxes were to be imposed on any gain from the disposition of the common shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. For more information regarding such PRC withholding taxes, see “Item 3.D. Key Information — Risk Factors — Risks related to the regulation of our business and to our structure — Foreign holders of our common shares may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our common shares if we are classified as a PRC ‘resident enterprise.’” You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.
Passive foreign investment company
Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2010. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.
For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entities will be treated as ownership of stock.
We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.
If we are a PFIC for any taxable year during which you hold common shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the common shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the common shares, as applicable. If such election is made, you will be deemed to have sold the common shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your common shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or recognized gain will be allocated ratably over your holding period for the common shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the common shares you own bears to the value of all of our common shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the common shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the common shares you hold as of the close of your taxable year over your adjusted basis in such common shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the common shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss from the actual sale or other disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “— Taxation of dividends and other distributions on the common shares”) would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our common shares are listed on the NYSE Amex, which is a qualified exchange or other market for these purposes. Consequently, if the common shares continue to be listed on the NYSE Amex and are regularly traded, and you are a holder of common shares, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder of stock of a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a qualified electing fund election with respect to a PFIC will generally include in income for a taxable year such holder’s pro rata share of the corporation’s income for the taxable year. However, you may make a qualified electing fund election with respect to your common shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.
You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in common shares.
Information reporting and backup withholding
Dividend payments with respect to common shares and proceeds from the sale, exchange or other disposition of common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. Under newly enacted legislation, for taxable years beginning after March 18, 2010, certain individuals holding the common shares other than in an account at a financial institution may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

F.	Dividends and Paying Agents
Not applicable.

G.	Statement by Experts
Not applicable.

H.	Documents on Display
We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.
The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is www.sec.gov . The information on that website is not a part of this annual report.
We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.	Subsidiary Information
Not applicable.

Item 11	Quantitative and Qualitative Disclosures About Market Risk
Not applicable.
Item 12 Description of Securities Other than Equity Securities
Not applicable.
PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15	Controls and Procedures
Disclosure Controls and Procedures
Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed by a registrant in reports filed or furnished under the Securities Exchange Act of 1934 (the “Exchange Act”) is properly recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include processes to accumulate and evaluate relevant information and communicate such information to the registrant’s management, including its principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure.
As required by Rules 13a-15 and 15d-15 under the Exchange Act, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. As described below, under “Management’s Annual Report on Internal Control Over Financial Reporting,” material weaknesses were identified in our internal control over financial reporting as of December 31, 2010. Based on the evaluation described above, our principal executive officer and principal financial officer have concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective to ensure (1) that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms, and (2) that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate, to allow for timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with GAAP.
Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
A material weakness in internal control over financial reporting (as defined in Auditing Standard No. 2 of the Public Company Accounting Oversight Board) is a significant deficiency in internal control over financial reporting, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.
On August 20, 2010, we announced that as a result of the continued internal analysis of our financial statements for the year ended December 31, 2009, the audit committee of our board of directors (the “Audit Committee”), based on management’s recommendation, determined that the historical financial statements of SearchMedia International for the years ended December 31, 2007 and December 31, 2008 should be restated. Management and the Audit Committee identified several key areas of a material weakness in our internal control over financial reporting that are primarily responsible for the restatement of our 2007 and 2008 financial statements. These areas are:
•	Revenue recognition and accounts receivable issues;

•	Disclosure, approval, and documentation of related entity transactions;

•	Recording of various erroneous transactions by certain employees;

•	Recording of certain assets and other accounting irregularities related to acquisitions;

•	Diligence and approval of questionable transactions; and

•	Confirmation of payments related to acquisitions.
Our management and audit committee have developed a list of identified goals and directives to enhance our internal control over financial reporting, with the goal of remediating the material weaknesses identified above. Our full board of directors has adopted these recommendations, and we have made significant progress on our remediation plan.
There were significant changes in our internal control over financial reporting that occurred during the period ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting as a result of the implementation of the remediation plan. The following changes address the material weaknesses in our internal control over financial reporting identified during year ended December 31, 2010:
•	The Company has hired more qualified accountants at its corporate offices and subsidiary locations.

•	The Company identified key control points for continuous monitoring of and design effective controls for each business cycle, particularly with regard to revenues/accounts receivable and expenses/accounts payable.

•	The Company updated an accounting manual and provided training to all relevant employees.

•	The Company worked with legal counsel and external consultants and developed a complete set of written compliance policies and provided regular tailored training to relevant senior management on following issues:
-	Fiduciary duties of officers and directors;

-	Foreign Corrupt Practices Act risks;

-	Insider trading;

-	Code of Business Ethics and Conduct;

-	Sarbanes Oxley and importance of accurate financial statements with focus on China-related accounting risks;

-	Third party whistleblower.
•	The Company improved diligence and approval of transactions, repository of documentation to support supplier and client contracts and undertake the following:
-	Strengthened contracts review and authorization processes;

-	Revised internal contracts review and authorization policy;

-	Implemented checklists of documentation that must be provided and filed for each material contract;

-	Strengthened advertising monitoring reports system and obtain client’s feedback;

-	Continue regular updating of business intelligence on counterparties.
A re-assessment of the effectiveness of our internal control over financial reporting was performed as of December 31, 2010; management identified material weaknesses in internal control over financial reporting are as follows:
•	Revenue recognition and accounts receivable recoverability review;
•	Disclosure, approval, and documentation of transactions among entities related to prior owners of acquired subsidiaries (which we refer to as “related entity transactions”);
As a result of this deficiency in our internal control over financial reporting, we did not detect errors in an overstatement of approximately $3.0 million in revenue for the year ended December 31, 2010 and have to make additional accounts receivable provision of approximately $1.2 million. We also have reclassification entries of approximately $1.0 million as related parties transactions.
The Company continues to improve management of sales contracts and accounts receivable by implementing the following measures:
•	Revise accounts receivable credit policy and conduct more regular bad debt reviews and evaluation of provisions;

•	Ensure effective implementation of aging analysis and update collection reports more frequently;

•	Commissioning selective periodic independent confirmations to confirm that advertisements have been placed in accordance with agreements, particularly in connection with high value sales where the client is not an 4A’s (defined as “American Association of Advertising Agencies”) company.

•	Clarify and mitigate related-party issues, identify and implement control points for each process, including requiring divestment of shareholders’ personal interests where appropriate;

•	Improve transparency of financial reporting procedures; and

•	Increase internal controls, in particular regarding subsidiaries’ cash.

Item 16A	Audit Committee Financial Expert
The Board of Directors has determined that Mr. Halpryn meets the attributes of an “audit committee financial expert” within the meaning of SEC regulations and is “independent” within the meaning of the listing standards of NYSE Amex and applicable SEC regulations.

Item 16B	Code of Ethics
We have adopted a Code of Ethics applicable to our directors, officers and employees including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. A copy of our Code of Ethics is available on our website at www.searchmediaholdings.com. We intend to post amendments to or waivers from our Code of Ethics (to the extent applicable to our Chief Executive Officer, Chief Financial Officer or principal accounting officer or to our directors) on our website. Our website is not part of this Annual Report on Form 20-F.

Item 16C	Principal Accountant Fees and Services
The following table presents fees for professional services rendered by Marcum Bernstein & Pinchuk LLP (“MarcumBP”), our independent registered public accounting firm, for the audit of our annual financial statements, fees for audit-related services, tax services and all other services. MarcumBP was formed pursuant to a joint venture agreement between the practice of Bernstein & Pinchuk LLP (“B&P”), our former independent registered public accounting firm, and Marcum LLP. Accordingly, B&P effectively resigned as the Company’s independent registered public accounting firm and MarcumBP became the Company’s independent registered public accounting firm. The change in the Company’s independent registered public accounting firm was approved by the Audit Committee of the Company’s Board of Directors on April 22, 2011.

	Fiscal	Fiscal
	2010	2009(1)(2)
Audit fees	$350,000	$450,000
Audit related fees	—	—
Tax fees	—	—
All other fees	—	—

	$350,000	$450,000

(1)	Does not include fees of KPMG. KPMG served as the auditor for SearchMedia International during Fiscal 2009. KPMG’s fees during Fiscal 2009 consisted of $1,038,078 of audit fees and $30,900 of all other fees. On May 7, 2010, KPMG resigned as our auditor.

(2)	Does not include fees of Rothstein, Kass & Company (“Rothstein”), Ideation’s independent registered public accountant for Fiscal 2009, through completion of the Business Combination. Rothstein’s fees during Fiscal 2009 consisted of $40,260.
All audit related services, tax services and other services were pre-approved by our Audit Committee, which concluded that the provision of such services by Rothstein and Marcum Bernstein & Pinchuk LLP were compatible with the maintenance of that firm’s independence in the conduct of its auditing functions. Our Audit Committee must review and pre-approve both audit and permitted non-audit services provided by the independent registered public accounting firm and shall not engage the independent registered public accounting firm to perform any non-audit services prohibited by law or regulation. At each Audit Committee meeting, our Audit Committee receives updates on the services actually provided by the independent registered public accounting firm, and management may present additional services for pre-approval. Our Audit Committee has delegated to the Chairman of the Audit Committee the authority to evaluate and approve engagements on behalf of the Audit Committee in the event that a need arises for pre-approval between regular Audit Committee meetings. If the Chairman so approves any such engagements, he will report that approval to the full Audit Committee at the next Audit Committee meeting.

Each year, the independent registered public accounting firm’s retention to audit our financial statements, including the associated fee, is approved by our Audit Committee before the filing of the preceding year’s Annual Report on Form 10-K or Form 20-F.

Item 16D	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
During January 2010, the Company repurchased in aggregate, 1,738,500 warrants in the open market for total consideration of $3,808 under a Board authorized plan.
ISSUER PURCHASES OF EQUITY SECURITIES

(d) Maximum
Number (or
			(c) Total Number of	Approximate Dollar
			Warrants Purchased	Value) of Warrants
			as Part of Publicly	that May Yet Be
	(a) Total Number of	(b) Average Price	Announced Plans or	Purchased Under the
Period	Warrants Purchased	Paid per Warrant	Programs	Plans or Programs
January 1, 2010 - January 31, 2010	1,738,500	$2.19	1,738,500	$1,190,562

Item 16F	Change in Registrant’s Certifying Accountant
As a result of the joint venture agreement between Bernstein & Pinchuk (“B&P”) and Marcum LLP, B&P resigned to allow the Company to enter into a new engagement with the newly formed entity Marcum Bernstein & Pinchuk LLP (“MarcumBP”), which will replace B&P moving forward. The joint venture does not disrupt or alter the location of or the composition of the existing audit team working with SearchMedia. The Audit Committee engaged MarcumBP as its independent registered public accounting firm effective immediately.
B&P had been engaged by the Company to audit its financial statements since May 2010 and provided its audit report for the Company’s financial statements for the years ended December 31, 2009 and December 31, 2008. During these fiscal years and the subsequent interim period, B&P’s reports did not contain an adverse opinion or disclaimer of opinion, were not qualified or modified and contained no disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Item 16G	Corporate Governance
Section 110 of the NYSE AMEX LLC Company Guide permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE AMEX LLC Company Guide.
PART III

Item 17	Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18	Financial Statements
The consolidated financial statements of SearchMedia Holdings Limited and its subsidiaries are included at the end of this annual report.

Item 19	Exhibits

Exhibit
Number	Description of Exhibits
1.1	Memorandum and Articles of Association of SearchMedia Holdings Limited upon completion of redomestication. (incorporated by reference to Exhibit 3.3 of the Registrant’s current report on Form 8-K dated November 5, 2009 (File No. 333-158336)).
2.1	Form of Warrant of SearchMedia Holdings Limited (incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).
3.1	Form of Voting Agreement between SearchMedia International Limited, Qinying Liu, Le Yang, China Seed Ventures, L.P., Gentfull Investment Limited, Gavast Estates Limited, Linden Ventures II (BVI), Limited, Frost Gamma Investments Trust, Robert N. Fried, Subbarao Uppaluri, Steven D. Rubin and Jane Hsiao (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).
4.1	Agreement and Plan of Merger, Conversion and Share Exchange by and among Ideation Acquisition Corp., the registrant, SearchMedia International Limited, the subsidiaries of SearchMedia International Limited, the subsidiaries of SearchMedia International Limited, Shanghai Jingli Advertising Co., Ltd. and certain shareholders and warrant holders of SearchMedia International Limited (incorporated by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).
4.2	First Amendment to Agreement and Plan of Merger, Conversion and Share Exchange, dated as of May 27, 2009, by and among the registrant, Earl Yen, Tommy Cheung and Stephen Lau and Qinying Liu (incorporated by reference to Exhibit 2.2 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).
4.3	Second Amendment to Agreement and Plan of Merger, Conversion and Share Exchange, dated as of September 8, 2009, by and among the registrant, Earl Yen, Tommy Cheung, Stephen Lau, Qinying Liu, Linden Ventures, Inc., Vervain Equity Investment Limited, Sun Hing Associates Limited and The Frost Group, LLC (incorporated by reference to Exhibit 2.3 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).
4.4	Third Amendment to Agreement and Plan of Merger, Conversion and Share Exchange, dated as of September 22, 2009, by and among the registrant, Ideation Acquisition Corp., Earl Yen, Tommy Cheung, Terrance Hogan, Qinying Liu, and Linden Ventures II (BVI), Ltd. (incorporated by reference to Exhibit 2.4 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).
4.5	Fourth Amendment to Agreement and Plan of Merger, Conversion and Share Exchange, dated as of October 30, 2009, by and among the registrant, Ideation Acquisition Corp., Earl Yen, Tommy Cheung, Stephen Lau and Qinying Liu. (incorporated by reference to Exhibit 2.5 of the Registrant’s current report on Form 8-K dated November 5, 2009 (File No. 333-158336)).
4.6	Form of Registration Rights Agreement among SearchMedia International Limited, Deutsche Bank AG, Hong Kong Branch, Gentfull Investment Limited, Gavast Estates Limited, China Seed Ventures, L.P. and Linden Ventures II (BVI) (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).
4.7	Form of Lock-Up between SearchMedia Holdings Limited and SearchMedia International Limited shareholders and warrant holders (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).
4.8	Form of Management Lock-Up between SearchMedia Holdings Limited and SearchMedia International Limited shareholders and warrant holders (incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).*

Exhibit
Number	Description of Exhibits
4.9	Form of Employment Agreement with the SearchMedia International Limited executive officers (incorporated by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).*
4.10	English Translation of Exclusive Technology Consulting and Service Agreement between Jieli Consulting and Jingli Shanghai, dated as of September 10, 2007 (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).
4.11	English Translation of Exclusive Call Option Agreement among Jingli Shanghai, its shareholders and Jieli Consulting, dated as of September 10, 2007 (incorporated by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).
4.12	English Translation of Equity Pledge Agreement among Jingli Shanghai, its shareholders and Jieli Consulting, dated as of September 10, 2007 (incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).
4.13	English Translation of Power of Attorney by the shareholders of Jieli Consulting dated as of September 10, 2007 (incorporated by reference to Exhibit 10.9 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).
4.14	English Translation of Loan Agreement between the shareholders of Jingli Shanghai and Jieli Consulting, dated as of September 10, 2007 (incorporated by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).
4.15	Letter Agreement, dated as of September 8, 2009, by and among Ideation Acquisition Corp. and certain investors of Ideation Acquisition Corp. and SearchMedia International Limited (incorporated by reference to Exhibit 10.13 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).
4.16	SearchMedia Holdings Limited Amended and Restated 2008 Share Incentive Plan* (incorporated by reference to Exhibit 10.13 of the Registrant’s current report on Form 8-K dated November 5, 2009 (File No. 333-158336)).
4.17	Executive Employment Agreement between SearchMedia Holdings Limited and Wilfred Chow dated December 30, 2009 (incorporated by reference to Exhibit 10.1 of the Registrant’s current report on Form 8-K dated January 6, 2010 (File No. 333-158336)).*
4.18	Executive Employment Agreement between SearchMedia Holdings Limited and Paul Conway dated January 29, 2010 (incorporated by reference to Exhibit 10.1 of the Registrant’s current report on Form 8-K dated February 3, 2010 (File No. 333-158336)).*
8.1	Subsidiaries of SearchMedia Holdings Limited **
12.1	Certification of Chief Executive Officer filed pursuant to 17 CFR 240.13a-14(a). **
12.2	Certification of Chief Financial Officer filed pursuant to 17 CFR 240.13a-14(a). **
13.1	Certification of Chief Executive Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350.***
13.2	Certification of Chief Financial Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350.***

*	Management contract or compensatory plan or arrangement

**	Filed herewith

***	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

(Registrant)
By:	/s/ Wilfred Chow
	Name:	Wilfred Chow
	Title:	Chief Financial Officer

Date: June 30, 2011

SEARCHMEDIA HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
SearchMedia Holdings Limited
We have audited the accompanying consolidated balance sheets of SearchMedia Holdings Limited, (the “Company”) as of December 31, 2009 and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive (loss)/income, and cash flows for each of the years in the two-year period ended December 31, 2009. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
/s/ Bernstein & Pinchuk LLP
New York, New York
October 29, 2010

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
SearchMedia Holdings Limited
We have audited the accompanying consolidated balance sheets of SearchMedia Holdings Limited, (the “Company”) as of December 31, 2010 and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive (loss)/income, and cash flows for the year then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring net losses from operations and has a working capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ Marcum Bernstein & Pinchuk LLP
New York, New York
June 30, 2011

SEARCHMEDIA HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data)

	As of December 31,
	2009	2010

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$29,398	$7,554
Restricted cash	270	11
Accounts receivable, net	12,996	18,065
Amounts due from related parties	2,840	966
Prepaid expenses and other current assets	4,656	8,340
Deferred tax assets	480	891

Total current assets	50,640	35,827
NON-CURRENT ASSETS
Property and equipment, net	1,405	1,133
Deposits for property and equipment	553	2
Intangible assets, net	1,276	3,954
Goodwill	45,891	45,955

Total assets	$99,765	$86,871

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$9,013	$13,894
Accrued expenses and other payables	15,898	17,931
Short-term borrowings	654	729
Acquisition consideration payable	16,381	29,033
Amounts due to related parties	346	1,958
Deferred revenue	1,902	2,481
Income taxes payable	6,855	9,228

Total current liabilities	51,049	75,254
NON-CURRENT LIABILITIES
Long-term acquisition consideration payable	—	10,162
Long-term payables	—	3
Deferred tax liabilities	316	989

Total liabilities	51,365	86,408

Commitments and contingency (Note 18)

SHAREHOLDERS’ EQUITY
Common Shares — $0.0001 par value, 1,000,000,000 shares authorized, 20,758,368 and 20,858,661 shares issued and outstanding on December 31, 2009 and 2010, respectively	2	2
Additional paid-in capital	122,922	121,521
Accumulated other comprehensive income	1,050	1,153
Accumulated deficit	(75,574)	(122,213)

Total shareholders’ equity	48,400	463

Total liabilities and shareholders’ equity	$99,765	$86,871

The following table includes assets to settle liabilities of the consolidated variable interest entities. These assets and liabilities are included in the consolidated balance sheets above.

	As of December 31,
	2009	2010

ASSETS
Cash and cash equivalents	$5,167	$1,942
Accounts receivable, net	12,564	3,586
Property and equipment, net	562	359

LIABILITIES
Accounts payable	$8,863	$5,072
Accrued expenses and other payables	12,925	8,098
Short-term borrowings	654	—
Deferred revenue	1,674	171
See accompanying notes to consolidated financial statements

SEARCHMEDIA HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share data)

	For the Years Ended December 31,
	2008	2009	2010

Advertising services revenues	$41,685	$37,741	$48,967
Cost of revenues	(30,624)	(28,059)	(36,454)

Gross profit	11,061	9,682	12,513

Operating expenses
Sales and marketing expenses	(6,117)	(3,384)	(4,462)
General and administrative expenses	(13,135)	(13,832)	(12,203)

Loss from operations	(8,191)	(7,534)	(4,152)
Other income/(expense)
Interest income	131	11	24
Interest expense	(2,717)	(1,962)	(45)
Decrease in fair value of liability warrant	—	824	—
Gain/(loss) on extinguishment of notes	(4,400)	6,669	—
Loss on impairment of goodwill and intangible assets	(13,953)	(15,749)	(39,411)
Loss on abandonment of lease	(46)	(550)	(1,256)
Loss on impairment of fixed assets	(2,135)	—	—
Loss on disposal of fixed assets	(2,121)	(15)	(4)
Other income/(expense), net	—	—	(368)
Foreign currency transaction loss, net	(167)	(24)	(7)

Total other expense	(25,408)	(10,796)	(41,067)

Loss before income taxes	(33,599)	(18,330)	(45,219)
Provision for income taxes	(1,481)	(4,319)	(1,420)

Net loss	$(35,080)	$(22,649)	$(46,639)

Loss per share
Basic and diluted	$(0.0162)	$(0.0044)	$(0.0022)

Weighted average number of shares outstanding —
Basic and diluted	2,169,269	5,100,465	20,796,789

The following table includes operating results of the consolidated variable interest entities. These operating results are included in the consolidated statements of operations above.

	For the Years Ended December 31,
	2008	2009	2010

Advertising services revenues	$39,837	$36,289	$20,709
Gross profit	10,897	9,924	5,556
Net loss	(22,874)	(23,589)	(19,194)
See accompanying notes to consolidated financial statements

SEARCHMEDIA HOLDINGS LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE (LOSS)/INCOME
(Amounts in thousands, except share data)

			Series A convertible
	Common Stock		preferred shares
	Number		Number		Additional	Other		Total
	of	Amount	of	Amounts	paid-in	comprehensive	Accumulated	shareholders’	Comprehensive
	Shares	US$	shares	US$	capital	income	deficit	(deficit)/equity	Loss Amount

Beginning as of January 1, 2008	2,169,269	$—	675,374	$722	$389	$201	$(4,937)	$(3,625)	$(9,426)
Net loss	—	—	—	—	—	—	(35,080)	(35,080)	(35,080)
Foreign currency exchange translation adjustment	—	—	—	—	—	898	—	898	898

Comprehensive Loss									$(34,182)

Convertible note beneficial conversion feature	—	—	—	—	—	—	—	—
Extinguishment of the notes	—	—	—	—	—	—	—	—
Accretion to Series B redeemable convertible preferred shares redemption value	—	—	—	—	(414)	—	(4,758)	(5,172)
Accretion to Series C redeemable convertible preferred shares redemption value	—	—	—	—	—	—	(1,949)	(1,949)
Note warrant transferred to equity warrant	—	—	—	—	997	—	—	997
Share-based compensation	—	—	—	—	311	—	—	311
Statutory reserve	—	—	—	—	102	—	(102)	—
Cumulative effective of reclassification of warrants under EITF 07-5	—	—	—	—	—	—	520	520
Note warrant transferred from equity to liability under EITF 07-5	—	—	—	—	(997)	—	—	(997)
Warrant B transferred from equity to liability under EITF 07-5					(388)			(388)

Balance as of December 31, 2008	2,169,269	—	675,374	722	—	1,099	(46,306)	(44,485)
Net loss	—	—	—	—	—		(22,649)	(22,649)	$(22,649)
Foreign currency exchange translation adjustment	—	—	—	—	—	(49)	—	(49)	(49)

Comprehensive Loss									$(22,698)

Returned of shares to the company by certain shareholders	(100,338)	—	—	—	—	—	—	—
Repurchase from shareholders	(79,579)	—	—	—	(628)			(628)
Extinguishment of the notes Accretion to Series B redeemable convertible preferred shares redemption value	—	—	—	—	—	—	(3,525)	(3,525)
Accretion to Series C redeemable convertible preferred shares redemption value	—	—	—	—	—	—	(3,058)	(3,058)
Statuary reserve	—	—	—	—	36		(36)	—
Conversion of Series A to common shares	675,374	—	(675,374)	(722)	722	—	—	—
Conversion of Series B to common shares	2,205,549	—	—	—	26,931	—	—	26,931
Conversion of Series C to common shares	1,712,874	—	—	—	17,790	—	—	17,790
Conversion of convertible note to common shares	1,712,874	—	—	—	6,830	—	—	6,830
Reverse acquisition of Ideation	12,462,345	2	—	—	69,253	—	—	69,255
IDI warrant transferred to APIC under EITF 07-5	—	—	—	—	1,577	—	—	1,577
Share-based compensation	—	—	—	—	411	—	—	411

Balance as of December 31, 2009	20,758,368	2	—	—	122,922	1,050	(75,574)	48,400
Net loss	—	—	—	—	—	—	(46,639)	(46,639)	$(46,639)
Foreign currency exchange translation adjustment	—	—	—	—	—	103	—	103	103

Comprehensive Loss									$(46,536)

Repurchase of warrants	—	—	—	—	(3,809)	—	—	(3,809)
Exercise of warrants	1,460	—	—	—	9	—	—	9
Share issued	6,250	—	—	—	—	—	—	—
Issuance of common shares for share incentive plan	92,583	—	—	—	1	—	—	1
Share-based compensation	—	—	—	—	2,398	—	—	2,398

Balance as of December 31 2010	20,858,661	$2	—	$—	121,521	$1,153	$(122,213)	$463

See accompanying notes to consolidated financial statements

SEARCHMEDIA HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share data)

	For the Years Ended December 31,
	2008	2009	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(35,080)	$(22,649)	$(46,639)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization of property and equipment	1,268	399	404
Amortization of intangible assets	3,022	2,015	1,737
Share-based compensation	311	411	2,398
Amortization on discount on convertible notes	997	—	—
Deferred tax expenses / (benefit)	(2,140)	825	(817)
Increase in fair value of note warrant liability	—	(824)	—
Loss / (gain) on extinguishment of the notes	4,400	(6,669)	—
Loss on impairment of goodwill and intangible assets	13,953	15,749	39,411
Loss on impairment of fixed assets	2,135	—	—
Loss on disposals of fixed assets	2,121	15	4
Bad debt provision on prepaid expenses and other current assets	—	—	1,006
Bad debt provision on accounts receivables	703	1,611	1,139
Changes in operating assets and liabilities, net of effect of acquisitions for 2008 and 2010 respectively:
(Increase) / decrease in assets:
Accounts receivable	(9,613)	(4,434)	(6,004)
Prepaid expenses and other current assets	(4,588)	1,737	(4,331)
Amounts due to/from related parties	(2,175)	417	1,882
Increase / (decrease) in liabilities:
Accounts payable	6,310	1,603	4,882
Accrued expenses and other payables	11,226	(1,462)	2,034
Amounts due to/from related parties	597	(252)	1,612
Deferred revenue	1,959	(293)	579
Income taxes payable	3,143	3,026	2,373

Net cash provided by/ (used in) operating activities	(1,451)	(8,775)	1,670

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(3,460)	(150)	(140)
Proceeds from disposals of property and equipment	—	244	3
Cash acquired upon the consideration of a subsidiary	—	—	312
Cash paid for acquisitions, net of cash acquired	(21,244)	(40,687)	(20,015)

Net cash used in investing activities	(24,704)	(40,593)	(20,152)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in restricted bank deposit	3,643	87	259
Proceeds from short-term borrowings	1,856	688	768
Repayment of short-term borrowings	(2,084)	(1,855)	(693)
Proceeds from issuance of Series C redeemable convertible preferred shares and warrants, net of issuance costs	9,261	—	—
Proceeds from issuance of convertible promissory notes and warrants	12,000	3,672	—
Proceeds from exercise of options	—	—	9
Issue of options	—	—	1
Repayment of promissory note	—	(5,000)	—
Repurchase of warrants			(3,809)
Cash from Ideation upon business combination	—	76,073	—

Net cash provided by/ (used in) financing activities	24,676	73,665	(3,465)
Foreign currency translation adjustment	242	5	103

Net increase / (decrease) in cash and cash equivalents	(1,237)	24,302	(21,844)
Cash and cash equivalents at beginning of year	6,333	5,096	29,398

Cash and cash equivalents at end of year	$5,096	$29,398	$7,554

SUPPLEMENTAL DISCLOSURE INFORMATION
Cash paid for interest	$33	$2,477	$45
Cash paid for income taxes	$251	$381	$465
Non-cash investing transactions:
Acquisition consideration payable	$12,885	$16,381	$39,195
Payable in connection with purchase of property and equipment	$414	$—	$3
Non-cash financing transactions:
Issuance costs payable in respect of Series C redeemable convertible preferred shares	$98	$—	$—
See accompanying notes to consolidated financial statements

SEARCHMEDIA HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data)
1. Principal activities, organization and basis of presentation
(a) Principal activities
SearchMedia Holdings Limited (the “Company” or “SearchMedia Holdings” or “IDI”) is a holding company and, through its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively the “Group”), is principally engaged in the provision of advertising services in the out-of-home advertising industry. Out-of-home advertising typically refers to advertising media in public places, such as billboards, in-elevator displays, street furniture and transit area displays. The Group is one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China.
VIEs arrangements
A variable interest entity (“VIE)” is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE.
If the Company determines that it has operating power and the obligation to absorb losses or receive benefits, the Company consolidates the VIE as the primary beneficiary, and if not, does not consolidate. The Company’s involvement constitutes power that is most significant to the entity when it has unconstrained decision-making ability over key operational functions within the entity.
Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not claims against the Company’s general assets.
PRC regulations currently prohibit or restrict foreign ownership of media and advertising business. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. The Company therefore conducts substantially all of its activities through its subsidiaries and VIEs in the PRC. To provide the Company the ability to receive the majority of the expected residual returns of the VIEs and their subsidiaries, the Company entered into various contractual arrangements with VIEs to purchase the equity interest of affiliated entity. The paid-in capital of these VIEs was funded by the Company through a loan extended to the equity shareholders.
As a result of these contractual arrangements, the Company is the primary beneficiary of a VIE, Shanghai Jingli Advertising Co., Ltd., and the Company has consolidated the financial results of the VIE and its subsidiaries in the consolidated financial statements since the later of the date of inception or acquisition.
Our VIE is through contractual agreement with two shareholders. The shareholders have no beneficial rights. All profit, all assets and liabilities accrue to the Company. The sole source of funding other than operation is provided by the Company. The Company is the 100% beneficial owner of the VIE. There is no non- controlling interest.
(b) 2009 reorganization and accounting treatment
On October 30, 2009, Ideation Acquisition Corp., a Delaware corporation (“Ideation”) completed a redomestication that resulted in holders of Ideation securities holding securities in a Cayman Islands exempted company, pursuant to a share exchange agreement. The redomestication of Ideation involved two steps. First, Ideation effected a merger pursuant to the laws of the states of Delaware and Arizona in which Ideation merged with and into ID Arizona Corporation, an Arizona corporation and wholly-owned subsidiary of Ideation (“ID Arizona”) with ID Arizona surviving the merger. Second, after the merger, ID Arizona became a Cayman Islands exempted company, pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law. In connection with the conversion and continuation process, the entity was renamed SearchMedia Holdings Limited.
Immediately after the redomestication, the Company completed the acquisition of all the issued and outstanding shares and warrants of SearchMedia International Limited (“SearchMedia International”). SearchMedia International security holders, including certain note holders and warrant holders, received ordinary shares, or securities exercisable or exchangeable for ordinary shares, of the Company. The business combination was accounted for as a reverse recapitalization, whereby SearchMedia International is the continuing entity for financial reporting purposes and is deemed to be the accounting acquirer of SearchMedia Holdings Limited.

The transaction is accounted for as a reverse recapitalization because it failed to meet the criteria to be considered as a business combination described in Accounting Standards Codification (“ASC”) Section 805, “Business Combinations”). Pursuant to these accounting standards, SearchMedia International is considered to be the accounting acquirer because it obtained control of the Company as a result of the transaction. The determination was primarily based on (i) after the redomestication and business combination, SearchMedia International’s operations comprising the ongoing operations of the combined entity and the senior management of SearchMedia International continuing to serve as the senior management of the combined companies and (ii) SearchMedia Holdings Limited had no prior operations and was formed for the purpose of effecting a business combination such as the business combination with SearchMedia International. In a reverse recapitalization, initially SearchMedia International is deemed to have undergone a recapitalization, whereby it’s outstanding ordinary shares and warrants on October 30, 2009 were converted into 6,662,727 ordinary shares of SearchMedia Holdings and 1,519,186 SearchMedia Holdings warrants. Immediately thereafter, SearchMedia Holdings, as the legal parent company of SearchMedia International, which is the continuing accounting entity, was deemed to have acquired the assets and assumed the liabilities of SearchMedia International in exchange for the issuance of SearchMedia Holdings securities, which will be identical in number and terms and similar in rights to the outstanding securities of SearchMedia International.
Because SearchMedia Holdings Limited, the accounting acquiree, does not meet the definition of a business provided in ASC Topic 805, “Business Combinations”, the recognition and measurement provisions of these standards do not apply. The share exchange transaction utilized the capital structure of SearchMedia Holdings Limited. The assets and liabilities are recorded at historical cost. Although SearchMedia International is deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of the Company as the surviving corporation does not change. SearchMedia Holding’s shares have been restated retroactively to reflect the share exchange ratio as at the date of the Share Exchange in a manner similar to a stock consolidation.
(c) Organization and basis of presentation
For financial reporting purposes, the operating results of the Group for the year ended December 31, 2008 was the historical financial information of SearchMedia International. The consolidated financial statements of the Group for the year ended December 31, 2009 includes the operating results and balance sheet of SearchMedia International for the year ended December 31, 2009 and the operating results and balance sheet of SearchMedia Holdings from October 31, 2009 through December 31, 2009.
Prior to January 1, 2008, SearchMedia International incorporated Jieli Investment Management Consulting (Shanghai) Co., Ltd. (“Jieli Consulting”), which in turn entered into contractual agreements with the owners of Shanghai Jingli Advertising Co., Ltd. (“Jingli”). The arrangement was to facilitate foreign investors to invest in SearchMedia International as the then PRC laws did not allow direct foreign investment or ownership in advertising companies in the PRC. The terms of these agreements resulted in SearchMedia International, through its wholly-owned subsidiary, Jieli Consulting, bearing all the economic risks and receiving all the economic benefits from the businesses and controlling the financing and operating affairs with respect to Jingli’s businesses. In accordance with ASC Topic 810, “Consolidation”, the financial statements of Jingli were consolidated by SearchMedia International in its consolidated financial statements effective from the date SearchMedia International first became the primary beneficiary pursuant to this contractual arrangements.
On January 16, 2008, SearchMedia International incorporated Jieli Network Technology Development (Shanghai) Co., Ltd. (“Jieli Network”) as a wholly-owned subsidiary in the PRC. Jieli Network provides technical advisory services to the Group’s consolidated VIEs.
During the years ended December 31, 2008 and 2010, the Group expanded its advertising services and locations by acquiring 100% equity interest of the following advertising businesses.

Name of entity	Place of incorporation
Shanghai Jincheng Advertising Co., Ltd. (“Jincheng”)	PRC
Shaanxi Xinshichuang Advertising Planning Co., Ltd. (“Xinshichuang”)	PRC
Beijing Wanshuizhiyuan Advertising Co., Ltd. (“Wanshuizhiyuan”)	PRC
Shenyang Jingli Advertising Co., Ltd. (“Shenyang Jingli”)	PRC
Qingdao Kaixiang Advertising Co., Ltd. (“Kaixiang”)	PRC
Shanghai Haiya Advertising Co., Ltd. (“Haiya”)	PRC
Tianjin Shengshitongda Advertising Creativity Co., Ltd. (Shengshitongda”)	PRC
Shanghai Botang Advertising Co., Ltd. (“Botang”)	PRC
Ad-Icon Company Limited (“HK Ad-Icon”)	HKSAR
Changsha Jingli Advertising Co., Ltd. (“Changsha Jingli”)	PRC
Wenzhou Rigao Advertising Co., Ltd. (“Wenzhou Rigao”)	PRC
Wuxi Ruizhong Advertising Co., Ltd. (“Wuxi Ruizhong”)	PRC
Zhejiang Continental Advertising Co., Ltd. (“Zhejiang Continental”)	PRC

Further details of the acquisitions are set out in Note 4.
In July 2008, the Company signed an acquisition agreement to acquire Changsha Jingli which was primarily engaged in the provision of advertising services using poster frames that are placed inside elevators in residential and commercial buildings in Changsha city of the PRC. During a financial review, an acquisition deposit of Changsha Jingli of $1,321, purportedly paid to a third party, could not be confirmed. The ex-owner of Changsha Jingli denied signing any contracts with the Company, bringing the acquisition of Changsha Jingli into doubt, as well as the legality and enforceability of the acquisition agreement. Accordingly, the consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 do not consolidate Changsha Jingli’s financial statements.
In 2008, Jingli, the VIE, acquired 100% equity interests in Xinshichuang, Jincheng, Kaixiang, Wanshuizhiyuan, Shenyang Jingli, Haiya, Botang, Shengshitongda, Wenzhou Rigao and Wuxi Ruizhong. The Company has consolidated the financial results of the VIE and its subsidiaries in the consolidated financial statements since the later of the date of inception or acquisition.
On December 11, 2009, HK Ad-Icon established Ad-Icon Advertising (Shanghai) Co., Ltd. (“Ad-Icon Shanghai”), a wholly-owned subsidiary in China, which is permitted to operate advertising businesses in China. In 2010, Ad-Icon Shanghai, acquired 100% of the equity interests in Zhejiang Continental. Furthermore, 100% of the equity interests in Botang, Haiya, Wanshuizhiyuan, Wuxi Ruizhong and Shenyang Jingli acquired by Jingli have been transferred to Ad-Icon Shanghai. As of December 31, 2010, Jingli, the VIE, still holds 100% of the equity interests of the other Chinese affiliates mentioned above.
The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This basis of accounting differs in certain material respects from that used for the preparation of the statutory books of the Company’s consolidated subsidiaries and VIEs, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable in the place of domicile of the respective entities in the Group. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the statutory books of account of the Company’s consolidated subsidiaries and VIEs to present them in conformity with U.S. GAAP.
(d) Reclassification
Certain comparative figures have been reclassified to conform to current period’s presentation.
2. Summary of significant accounting policies
(a) Basis of preparation
The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Principles of consolidation
The accompanying consolidated financial statements include the financial statements of the Company, its consolidated subsidiaries and VIEs in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.
Going concern
The Company incurred a net loss of $46,639 during the year ended December 31, 2010 and its net shareholders’ equity was $463. As of December 31, 2010, the Company’s current liabilities exceeded its current assets by $39,427. The Company had cash and cash equivalents of $7,554 as of December 31, 2010. The Company may not have sufficient cash to meet its payment obligations in the next 12 months in which case we may (i) seek additional financing, (ii) dispose of certain assets or (iii) seek to refinance some or all of our debts.
The Company’s ability to continue as a going concern is dependent on many events outside of its direct control, including, among other things, the amount of working capital that the Company has available and the financial performance of both the Company and the acquired companies entitled to receive an earn-out payment. The Company’s inability to generate cash flows to meet its obligations due to the uncertainty of achieving operating profitability on an annual basis and raising required proceeds on reasonable terms, among other factors, raises substantial doubt as to the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
The management of the Company is taking a number of actions to address this situation in order to restore the Company to a sound financial position with an appropriate business strategy going forward. These actions include:
1)	Negotiation with subsidiaries ex-owners to extend earn-out payment period by one or more than one year for required cash and stock payment;
2)	The Company is seeking additional financing from existing shareholders and external investors;
3) The Company is adopting various cost-saving strategies.

Based on the management’s plans, the consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business.
(b) Use of estimates
The preparation of financial statements in accordance with U.S. GAAP requires the Company’s management to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for doubtful receivables; useful lives and residual values of property and equipment and intangible assets; recoverability of the carrying amount of property and equipment, goodwill and intangible assets; fair values of financial instruments; the fair values of the assets acquired and liabilities assumed upon the consolidation of businesses acquired in 2008 and 2010 respectively; and the assessment of contingent obligations. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from these estimates.
(c) Foreign currency transactions and translation
The Group’s reporting currency is the United States dollars (“US$”). The functional currency of the Company is the US$, whereas the functional currency of the Company’s consolidated subsidiaries and VIEs in the PRC is the Renminbi (“RMB”) and the functional currency of the Company’s subsidiaries in the HKSAR is the Hong Kong Dollars (“HK$”), as the PRC and HKSAR are the primary economic environments in which the respective entities operate. Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign currency. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.
Transactions denominated in currencies other than the functional currency are translated into the respective functional currency at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency other than the functional currency are translated into the functional currency using the applicable exchange rate at each balance sheet date. The resulting exchange differences are recorded in “foreign currency exchange gain (loss)” in the consolidated statements of operations.
The assets and liabilities of the Company’s consolidated subsidiaries and VIEs are translated into the US$ reporting currency using the exchange rate at each balance sheet date. Revenue and expenses of these entities are translated into US$ at average rates prevailing during the year. Gains and losses resulting from translation of these entities’ financial statements into the US$ reporting currency are recorded as a separate component of “accumulated other comprehensive income” within shareholders’ equity.
(d) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use.
The Group’s cash and bank deposits were held in major financial institutions located in US and PRC, which management believes have high credit ratings. Cash and bank deposit held in PRC as of December 31, 2009 and 2010 were $7,495 and $4,340, respectively. The remaining cash and bank deposits were held in US and HK denominated in USD, amounted to $21,903 and $3,214 as of December 31, 2009 and 2010, respectively.
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company places its temporary cash instruments with well-known financial institutions within the United States and, at times, may maintain balances in excess of the $250 US FDIC Insurance limit. The Company monitors the credit ratings of the financial institutions to mitigate this risk. The Company maintains accounts with well established multi-national banks and as of December 31, 2009 and 2010 had approximately an aggregate of $20,911 and $3,130 above the US federally insured limit, respectively.
(e) Restricted cash
Restricted cash represents amounts held by a bank as to withdrawal for use under court orders to hold the accounts as escrow. The restriction on cash is expected to be released when the related litigation is closed.

(f) Accounts receivable
Accounts receivable consist of amounts billed but not yet collected and unbilled receivables. Unbilled receivables relate to revenues earned and recognized, but which have not been billed by the Group in accordance with the terms of the advertising service contract. The payment terms of the Group’s service contracts with its customers vary and typically require an initial payment to be billed or paid at the commencement of the service period, progress payments to be billed during the service period, and a final payment to be billed after the completion of the service period. None of the Group’s accounts receivable bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management determines the allowance based on historical write-off experience and reviews of customer-specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.
(g) Property and equipment
Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ salvage or residual value. The estimated useful lives of property and equipment are as follows:

Leasehold improvements	1 to 3 years
Advertisement display equipment	5 years
Furniture, fixtures and office equipment	5 years
Motor vehicles	5 years
When items of property and equipment are retired or otherwise disposed of, loss/income is charged or credited for the difference between the net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.
(h) Intangible assets
The Group’s intangible assets are amortized on a straight line basis over their respective estimated useful lives, which are the periods over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. The Group’s intangible assets represent customer relationship, lease agreements and non-compete agreements which have estimated useful lives ranging from 0.5 to 4.4 years.
(i) Goodwill
Goodwill and other intangible assets are accounted for in accordance with the provisions of FASB ASC 350 “Intangibles — Goodwill and Other”. The Group accounts for business acquisitions using the acquisition method of accounting. Prior to 2009, goodwill consists of the cost of acquired businesses in excess of the fair value of the net assets acquired. Other intangible assets are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of an intent to do so.
Beginning on January 1, 2009, goodwill is measured as the excess of a over b below:
a.	The aggregate of the following:
1.	The consideration transferred measured in accordance ASC 805, which generally requires acquisition-date fair value.

2.	The fair value of any noncontrolling interest in the acquiree.

3.	In a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree.
b.	The net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed measured in accordance with ASC 805.
Under FASB ASC 350, goodwill, including any goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have indefinite useful lives, are not amortized.

(j) Impairment of long-lived assets
The Group tests goodwill for possible impairment in the fourth quarter of each year or when circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Circumstances that could trigger an impairment test between annual tests include, but are not limited to:
•	a significant adverse change in the business climate or legal factors;

•	an adverse action or assessment by a regulator;

•	unanticipated competition;

•	loss of key personnel;

•	the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or disposed of;

•	a change in reportable segments; and/or results of testing for recoverability of a significant asset group within a reporting unit.
The Group utilizes a two-step method to perform a goodwill impairment review. In the first step, we determine the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of the reporting unit’s fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any.
Application of goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment.
In calculating the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, gross margin percentages and terminal growth rates. We may incur additional goodwill impairment charges in the future although we cannot predict whether this will occur.
Indefinite-lived intangible assets are assessed for impairment at least annually based on comparisons of their respective fair values to their carrying values. Finite-lived intangible assets are amortized over their respective useful lives and, along with other long-lived assets, are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets”.
In evaluating long-lived assets for recoverability, including finite-lived intangibles and property and equipment, the Group uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.
Asset recoverability is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the undiscounted future cash flows. In calculating the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, gross margin percentages and terminal growth rates.
No impairment loss once recognized is subsequently reversed even if facts and circumstances indicate recovery.

(k) Fair Value of Financial Instruments
FASB ASC 820 “Fair Value Measurements and Disclosures” establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.
These tiers include:
•	Level 1 — defined as observable inputs such as quoted prices in active markets;

•	Level 2 — defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3 — defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The fair value of the Group’s financial assets and liabilities approximate their carrying amount because of the short-term maturity of these instruments.
(l) Revenue recognition
The Group recognizes advertising service revenue on a straight-line basis over the period in which the customer advertisement is to be displayed, which typically ranges from 1 month to 2 years, starting from the date the Group first displays the advertisement. Written contracts are entered into between the Group and its customers to specify the price, the period and the location at which the advertisement is to be displayed. Revenue is only recognized if the collectability of the advertising service fee is probable.
The Group generates advertising service revenues from the sales of frame space on the poster frame network, advertising time slots on traditional billboard networks and the sale of advertising services through our subway leases. In the majority of advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances the Group is considered an agent and recognizes revenue on a net basis.
Customer payments received in excess of the amount of revenue recognized are recorded as deferred revenue in the consolidated balance sheet, and are recognized as revenue when the advertising services are rendered.
(m) Cost of revenues
Cost of revenues consists primarily of operating lease cost of advertising space for displaying advertisements, depreciation of advertising display equipment, amortization of intangible assets relating to lease agreements and direct staff and material costs associated with production and installation of advertising content.
(n) Operating leases
The Group leases advertising space, including billboards and poster frames, and office premises under non-cancellable operating leases. Minimum lease payments are expensed on a straight-line basis over the lease term. Under the terms of the lease agreements, the Group has no legal or contractual asset retirement obligation at the end of the lease.
(o) Advertising and promotion costs
Advertising and promotion costs are expensed as incurred. Advertising and promotion costs included in sales and marketing expenses amounted to $2,189, $1,135 and $1,834 for the years ended December 31, 2008, 2009 and 2010, respectively.
(p) Retirement and other post-retirement benefits
Pursuant to relevant PRC regulations, the Company’s consolidated subsidiaries and VIEs in the PRC are required to make contributions to various defined contribution retirement plans organized by the PRC government. The contributions are made for each qualifying PRC employee at rates ranging from 18% to 20% on a standard salary base as determined by the PRC governmental authority. Contributions to the defined contribution plans are charged to the consolidated statements of income as the related employee service is provided.
The Company’s subsidiaries in the HKSAR operate a Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer is required to make contributions to the scheme at 5% of the employees’ relevant income, subject to an upper limit. Contributions to the scheme vest immediately.

The Group has no other obligation for the payment of employee benefits associated with these retirement plans beyond the contributions described above.
(q) Share-based payments
The Group accounts for share-based payments in accordance with ASC Topic 718,“Compensation—Stock Compensation”. Under ASC 718, the Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. For awards with performance conditions, the compensation expense is based on the grant-date fair value of the award, the number of shares ultimately expected to vest and the vesting period.
(r) Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in income in the period that the change in tax rates or laws is enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.
The Group applies ASC Topic 740 “Income Taxes”. ASC 740 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of operations.
(s) Earnings/(loss) per share
For the purpose of calculating earnings/(loss) per share for the periods presented, SearchMedia International’s shares have been restated retroactively for the year ended December 31, 2008 to reflect the share exchange ratio as at the date of the Share Exchange in a manner similar to a stock reorganization. The number of ordinary shares outstanding is determined on the basis of SearchMedia International’s historical number of ordinary shares outstanding multiplied by the share exchange ratio established in the Share Exchange Agreement.
Basic earnings/(loss) per share is computed by dividing income/(loss) attributable to common shares shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and unvested shares. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on income per share and, accordingly, are excluded from the calculation. Common equivalent shares are also excluded from the calculation in loss periods as their effects would be anti-dilutive. The Group incurred net loss for the three years ended December 2008, 2009 and 2010, no diluted earnings (loss) is presented.
(t) Segment reporting
The Group has one operating segment as defined by ASC Topic 280, “Segment Reporting”. For the three years ended December 31, 2008, 2009 and 2010, the Group’s advertising service revenues generated from customers outside the PRC is less than 10% of the Group’s total consolidated revenues and the Group’s total long-lived tangible assets located outside the PRC is less than 10% of the Group’s total consolidated long-lived tangible assets. Consequently no geographic information is presented.
(u) Significant concentrations and risks
No advertising agency customer or individual customer accounted for more than 10% of accounts receivable as of December 2010. Except for an advertising agency customer which accounted for 12% of the Group’s accounts receivable, no individual customer accounted for more than 10% of accounts receivable as of December 2009.

(v) Recently issued accounting standards
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-05, “Compensation — Stock Compensation (Topic 718)”. This standard codifies EITF Topic D-110 Escrowed Share Arrangements and the Presumption of Compensation and is effective immediately. The provisions of ASU 2010-05 did not have a material effect on the financial position, results of operations or cash flows of the Group and is effective immediately.
In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)”: Improving Disclosures about Fair Value Measurements. This amendment to Topic 820 has improved disclosures about fair value measurements on the basis of input received from the users of financial statements. This is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The provisions of ASU 2010-06 did not have a material effect on the financial position, results of operations or cash flows of the Group.
In February 2010, FASB issued ASU No. 2010-09 (“ASC Topic 855”), which removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements. This amendment shall be applied prospectively for interim or annual financial periods ending after June 15, 2010. We do not believe the adoption will have a material effect on our consolidated financial statements.
In February 2010, the FASB issued ASU 2010-10, “Consolidation (Topic 810)”. The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20. The deferral is primarily the result of differing consolidation conclusions reached by the International Accounting Standards Board (“IASB”) for certain investment funds when compared with the conclusions reached under Statement 167. The deferral is effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period, which coincides with the effective date of Statement 167. Early application is not permitted. The provisions of ASU 2010-10 are effective for the Company beginning in 2010. The adoption of ASU 2010-10 did not have a material impact on the financial position, results of operations or cash flows of the Group.
In March 2010, the FASB issued ASU 2010-11, “Derivative and Hedging (Topic 815)”. All entities that enter into contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another will be affected by the amendments in this Update because the amendments clarify that the embedded credit derivative scope exception in paragraph 815-15-15-8 through 15-9 does not apply to such contracts. ASU 2010-11 is effective at the beginning of the reporting entity’s first fiscal quarter beginning after June 15, 2010. The provisions of ASU 2010-11 are not expected to have a material effect on the financial position, results of operations or cash flows of the Group.
In April 2010, the FASB issued ASU 2010-13, “Compensation—Stock Compensation (Topic 718)”. This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The provision of ASU 2010-13 are not expected to have a material effect on the financial position, results of operations or cash flows of the Group.
In December 2010, the FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (Topic 350)”. This ASU amends guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010, with early adoption not permitted. The Group does not expect that the adoption of ASU 2010-28 will have a material impact on its financial position, results of operations, or cash flows.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company is in the process of evaluating the effect of adoption of this pronouncement.
3. Loss per share
Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the three years ended December 31, 2008, 2009 and 2010. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock or conversion of notes into shares of the Company’s common stock that could increase the number of shares outstanding and lower the earnings per share of the Company’s common stock. This calculation is not done for periods in which a net loss was incurred as this would be antidilutive. The information related to basic and diluted earnings per share is as follows:

	2008	2009	2010
Numerator:
Net Loss	$(35,080)	$(22,649)	$(46,639)

Denominator:
Weighted average shares outstanding — Basic and diluted	2,169,269	5,100,465	20,796,789
Loss per share — Basic and diluted	$(0.0162)	$(0.0044)	$(0.0022)
As of December 31, 2010, there were a total of 1,004,861 stock options and 13,607,441 warrants that would have been included in the computation of diluted earnings per share that could potentially dilute basic earnings per share in the future.
4. Acquisitions
I. 2010 acquisition
On May 31, 2010, the Group acquired 100% of the equity interest in Zhejiang Continental at an initial cash consideration of $73 and $19,625 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of goodwill, was recognized as of the date of acquisition.
The following table summarizes the fair values of the assets acquired and liabilities assumed on the date of acquisition of Zhejiang Continental by the Group.

Assets acquired:
Cash	$302
Accounts receivable	1,706
Prepaid expenses and other current assets	453
Property and equipment	21
Intangible assets	$4,282

Total	$6,764

Liabilities assumed:
Accounts payable	(143)
Accrued expenses and other payables	(823)
Amounts due to related parties	(2,412)
Income taxes payable	(423)
Deferred tax liability	(1,070)

Total	$(4,871)

Goodwill	$17,805
Total consideration	$19,698

		Amortization
		Period
		(Years)
Intangible assets comprised of:
Customer relationship	$1,067	3.4
Lease agreements	2,749	4.4
Non-compete agreement	462	3.4
Assembled workforce	4	N/A

Total	$4,282

In addition to the initial consideration, the equity owners of Zhejiang Continental are entitled to subsequent consideration, including cash and IDI’s Class A common shares, based on a predetermined earn-out formula applied to audited operating results through December 31, 2010 and 2011.
The contingent purchase price consideration is payable when each individual 12-month period during the earn-out period is completed and the operational results were agreed and confirmed. The contingent consideration was recognized at fair value based on best estimate and goodwill was recognized in accordance with ASC Topic 805-20.
The accompanying consolidated financial statements include the assets and liabilities of Zhejiang Continental as of December 31, 2010 and the operating results for the period from May 31, 2010 (date of acquisition by the Group) to December 31, 2010.
II. 2008 acquisitions
During the year ended December 31, 2008, the Group acquired the respective advertising businesses of Jincheng, Xinshichuang, Kaixiang, Wanshuizhiyuan, Shenyang Jingli, Haiya, Botang, HK Ad-icon, Shengshitongda, Wenzhou Rigao, and Wuxi Ruizhong (“acquired entities”). These acquisitions were unrelated to each other.
Pursuant to a serial of acquisition agreements signed with each of the acquired entities’ ex-owners in 2008 (“original acquisition agreements”), the purchase consideration for each acquisition is contingent based on the operational results agreed and confirmed by the Group and each of the acquired entities’ ex-owners in a 2-year earn-out period following respective acquisition dates (“earn-out period”).
During second and third quarters of 2010, the Company amended the earnout agreements with Kaixiang, Wanshuizhiyuan, Haiya, Botang, Wenzhou Rigao, Wuxi Ruiuzhong and Shenyang Jingli. The amended earnout agreements provided for the extension of the time period of one to more than two years for required cash and stock payments. The amended earnout agreements also provided for the extension of the employment agreements of certain key members of management of these subsidiaries.
In addition, the Company reached agreements with Haiya, Wanshuizhiyuan, Shenyang Jingli, Wenzhou Rigao and Botang to use the stock of the Company for the partial payment of the cash consideration and provide guarantee on the realizable price of these stocks based on the financial performance of these companies at the maturity of restriction period. As of December 31, 2010, the Company did not recognize the put options under these agreements as the subsidiaries did not meet the required financial performance.

The following summarized the details of acquisitions made in 2008 and 2010 respectively and the initial allocation of purchase price, which was based on valuations performed by independent valuation firms using the multiple period excess earnings method:

						Acquired Intangible				Goodwill recognized
			Consideration paid up		Fair value	Assets			Deferred	during the year ended
			to December 31,		of net asset	Customer	Lease	Non-compete	tax liability	December 31,
Acquired Entity	Date Acquired	Business	2009	2010	acquired	relationship	agreements	agreements	recognized	2009	2010
Xinshichuang	January 1, 2008	Poster frame	$952	$981	$10	$7	$157	$—	$41	$—	$—
Jincheng	January 1, 2008	Poster frame	923	997	(117)	2	94	—	24	—	—
Kaixiang	January 1, 2008	Billboard	6,760	7,423	88	134	264	—	99	6,628	2,309
Wanshuizhiyuan	January 1, 2008	Billboard	8,725	8,996	70	199	220	—	105	2,207	225
Shenyang Jingli	January 1, 2008	Billboard	13,322	15,853	229	686	812	—	374	2,482	3,205
Haiya	February 1, 2008	Transit	5,345	5,662	(186)	29	1,037	—	267	5,988	1,755
Botang	April 1, 2008	Billboard	20,851	32,302	145	1,070	1,968	—	759	23,699	6,442
HK Ad-icon	April 1, 2008	Billboard	1,557	1,545	9	148	105	—	42	1,294	897
Shengshitongda	April 1, 2008	Poster frame	117	121	7	2	18	—	5	116	(21)
Wenzhou Rigao	July 1, 2008	Poster frame	3,219	4,527	(95)	102	149	—	63	4,904	2,806
Wuxi Ruizhong	July 1, 2008	Poster frame	1,087	2,593	33	32	173	—	51	1,354	2,958
Zhejiang Continental	June 1, 2010	Billboard	—	2,340	1,319	1,100	2,834	480	1,104	—	18,358

Total			$62,858	$83,340	$1,512	$3,511	$7,831	$480	$2,934	$48,672	$38,934

Further details of goodwill impairment are set out in Note 8.

Unaudited pro forma financial information
The following unaudited pro forma financial information presents the results of operations of the Group as if the acquisitions of all the above entities had occurred as of January 1, 2008 and 2010, respectively. These results include the impact of preliminary fair value adjustments on intangible assets and the related adjustments on deferred taxes. The unaudited pro forma financial information is not necessarily indicative of what the Group’s consolidated results of operations would actually have been had it completed the acquisitions on January 1, 2008 and 2010, respectively. In addition, the unaudited pro forma financial information does not attempt to project the future results of operations of the combined entity.

	Year ended December 31, 2008	Year ended December 31, 2010
Advertising service revenues	$47,794	$51,388
Income/(loss) from operations	14,275	(3,344)
Net loss	$(39,729)	$(45,232)
5. Accounts receivable, net
Accounts receivable consist of the following:

	As of December 31,
	2009	2010

Accounts receivable	$15,321	$21,259
Less allowance for doubtful accounts	(2,325)	(3,194)

Accounts receivable, net	$12,996	$18,065

As of December 31, 2009 and 2010, the Group’s accounts receivable includes amounts earned and recognized as revenues of $2,371 and $6,105, respectively but not yet billed (unbilled receivables). Management expects all unbilled receivables to be billed and collected within 12 months of the balance sheet date.
The following table presents the movement of the allowance for doubtful accounts:

	As of December 31,
	2009	2010

Beginning allowance for doubtful accounts	$712	$2,325
Effect of foreign currency translation	2	89
Additions charged to bad debt expense	1,611	1,171
Write-back of bad debt expense	—	(391)

Ending allowance for doubtful accounts	$2,325	$3,194

6. Prepaid expenses and other current assets
Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2009	2010

Prepaid rent	$1,939	$5,651
Other prepaid expenses	1,060	82
Rental deposits and other receivables	1,657	2,607

Total prepaid expenses and other current assets	$4,656	$8,340

Bad debt expense was $1,006 for the year ended December 31, 2010. No bad debt expense recoginsed for the year ended December 31, 2009.
7. Property and equipment, net
Property and equipment, net consist of the following:

	As of December 31,
	2009	2010

Leasehold improvements	$94	$114
Advertising display equipment	1,410	1,378
Furniture, fixtures and office equipment	597	793
Motor vehicles	54	30

Total cost of property and equipment	2,155	2,315
Less: accumulated depreciation and amortization	(750)	(1,182)

Property and equipment, net	$1,405	$1,133

Depreciation of property and equipment were allocated to the following categories of cost and expenses:

	Years Ended December 31,
	2008	2009	2010

Cost of revenues	$950	$233	$232
Selling and marketing expenses	—	—	33
General and administrative expenses	318	166	139

Total depreciation and amortization	$1,268	$399	$404

8. Goodwill and other intangible assets
The changes in carrying amount of goodwill for the years ended December 31, 2009 and 2010 are as follows:

			Xinshi		Wanshui	Shenyang		Shengshi		Wenzhou	Wuxi	HK	Zhejiang
	Sige(1)	Jincheng	chuang	Kaixiang	zhiyuan	Jingli	Haiya	tongda	Botang	Rigao	Ruizhong	Ad-Icon	Continental	Total

Balance as of January 1, 2009	$—	$—	$—	$5,682	$5,803	$1,470	$—	$—	$—	$—	$—	$—	$—	$12,955
Goodwill acquired during the year	—	—	—	6,628	2,207	2,482	5,988	116	23,699	4,904	1,354	1,294	—	48,672
Impairment of goodwill	—	—	—	—	(2,397)	(1,640)	(2,130)	—	(9,582)	—	—	—	—	(15,749)
Translation adjustment	—	—	—	6	6	1	—	—	—	—	—	—	—	13

Balance as of December 31, 2009	—	—	—	12,316	5,619	2,313	3,858	116	14,117	4,904	1,354	1,294	—	45,891

Goodwill acquired during the year	—	—	—	—	—	—	—	—	—	—	—	—	18,358	18,358
Goodwill recorded as a result of contingent consideration resolved under ASC Topic 805-20	—	—	—	2,309	225	3,205	1,755	(21)	6,442	2,806	2,958	897	—	20,576
Impairment of goodwill	—	—	—	(10,230)	(2,674)	(3,832)	(5,608)	(97)	(8,864)	(5,169)	(1,286)	(1,651)	—	(39,411)
Translation adjustment	—	—	—	154	114	(14)	(5)	2	241	38	14	(3)	—	541

Balance as of December 31, 2010	$—	$—	$—	$4,549	$3,284	$1,672	$—	$—	$11,936	$2,579	$3,040	$537	$18,358	$45,955

(1)	Shanghai Sige Advertising and Media Company Limited
The gross amount and accumulated impairment losses of goodwill as of December 31, 2009 and 2010 are as follows:

			Xinshi		Wanshui	Shenyang		Shengshi		Wenzhou	Wuxi	HK	Zhejiang
	Sige	Jincheng	chuang	Kaixiang	zhiyuan	Jingli	Haiya	tongda	Botang	Rigao	Ruizhong	Ad-Icon	Continental	Total

Goodwill, gross	$1,117	$1,072	$969	$12,316	$9,644	$12,276	$5,988	$116	$23,699	$4,904	$1,354	$1,294	$—	$74,749
Accumulated impairment losses	(1,117)	(1,072)	(969)	—	(4,025)	(9,963)	(2,130)	—	(9,582)	—	—	—	—	(28,858)

Balance as of December 31, 2009	$—	$—	$—	$12,316	$5,619	$2,313	$3,858	$116	$14,117	$4,904	$1,354	$1,294	$—	$45,891

Goodwill, gross	$1,151	$1,106	$999	$15,007	$10,168	$15,862	$7,929	$99	$30,877	$7,862	$4,354	$2,187	$18,358	$115,959
Accumulated impairment losses	(1,151)	(1,106)	(999)	(10,458)	(6,884)	(14,190)	(7,929)	(99)	(18,941)	(5,283)	(1,314)	(1,650)	—	(70,004)

Balance as of December 31, 2010	$—	$—	$—	$4,549	$3,284	$1,672	$—	$—	$11,936	$2,579	$3,040	$537	$18,358	$45,955

Management performs a goodwill impairment test for each of its reporting units as of December 31 of each year or when circumstances change that would more likely than not that the carrying amount of goodwill may be impaired. As a result of impairment tests, the Group recorded a goodwill impairment loss of $15,749 and $39,411 for the years ended December 31, 2009 and 2010, respectively.

Goodwill impairment in 2009
During 2009, the Group settled contingent purchase consideration of $48,672 and these amounts were recorded as additional goodwill. The Group performed its annual impairment test at the end of the year, which indicated that the carrying amount exceeded the fair value by a significant margin. The impairment test resulted in an additional goodwill impairment loss of $2,397 for Wanshui Zhiyuan, $1,640 for Shenyang Jingli, $9,582 for Botang and $2,130 for Haiya, as the valuation analysis indicated that the fair values of the reporting units were less than the carrying value.
Goodwill impairment in 2010
Our goodwill primarily arises from the initial consideration paid and subsequent settlement of contingent consideration of our business acquisitions in 2008. During 2010, the Group settled contingent purchase consideration of $20,576 under ASC Topic 805-20 which were recorded as additional goodwill and the Group recognised goodwill of $18,358 for the acquisition of Zhejiang Continental. The Group performed its annual impairment test at the end of the year, which indicated that the carrying amount exceeded the fair value by a significant margin. The impairment test resulted in an additional goodwill impairment loss of $10,230 for Kaixiang, $2,674 for Wanshui, $3,832 for Shenyang Jingli, $5,169 for Wenzhou Rigao, $1,286 for Wuxi Ruizhong, $1,651 for HK Ad-Icon, $8,864 for Botang, $5,608 for Haiya and $97 for Shengshitongda, as the valuation analysis indicated that the fair values of the reporting units were less than the carrying value.
The Group applied the income approach to estimate the fair value of its reporting units for goodwill impairment tests. The key assumptions used in this approach, which requires significant management judgment, include business assumptions, growth rate, terminal value, discount rate, and tax amortization benefit.
Intangible assets other than goodwill consist of the following:

	Weighted average	As of December 31,
	amortization period	2009	2010
Gross amount
Customer relationship	0.5-3.4 years	$2,343	$3,511
Lease agreements	1-4.4 years	4,849	7,831
Non-compete agreements	3.4 years	—	480

		7,192	11,822

Accumulated amortization
Customer relationship		(2,135)	(2,584)
Lease agreements		(2,854)	(4,242)
Non-compete agreements		—	(86)

		(4,989)	(6,912)

Accumulated impairment
Customer relationship		(15)	(16)
Lease agreements		(912)	(940)
Non-compete agreements		—	—

		(927)	(956)

Net intangible assets
Customer relationship		193	911
Lease agreements		1,083	2,649
Non-compete agreements		—	394

		$1,276	$3,954

There was no impairment loss for the years ended December 31, 2009 and 2010.

Amortization of intangible assets was allocated to the following categories of cost and expenses:

	Years Ended December 31,
	2008	2009	2010

Cost of revenues	$1,542	$1,379	$1,273
Sales and marketing expenses	1,480	636	462

Total amortization expenses	$3,022	$2,015	$1,735

Future expected amortization of intangible assets as of December 31, 2010 is as follows:

2011	$1,297
2012	1,108
2013	1,023
2014	526
Thereafter	—

Total	$3,954

9. Accrued expenses and other payables
Accrued expenses and other payables consist of the following:

	As of December 31,
	2009	2010

Accrued payroll and staff benefits	$2,559	$1,926
Accrued professional fee	2,852	1,044
Business tax and surcharges payable	7,074	9,076
Contingent liabilities (Note 18(c))	844	2,602
Accrued liabilities for abandonment of lease	597	1,900
Other accrued liabilities	1,972	1,383

Total accrued expenses and other payables	$15,898	$17,931

10. Short-term borrowings
Balances as of December 31, 2009
The Group’s short term borrowing of $654 as of December 31, 2009 represents two short-term bank loans of $542 and $112. The short-term loan of $542 bears interest at 5.841% per annum and matured on April 15, 2010. The loan of $112 is guaranteed by a building of the Group, bears interest at 14.2308% per annum and matured on September 21, 2010. Total interest expense for the two short-term bank loans is $27 for the year ended December 31, 2009. On October 30, 2009, the Group repaid the principal and interests of $1,856 for the prior year balances.
Balances as of December 31, 2010
The Group’s short term borrowing of $729 as of December 31, 2010 represents two short-term bank loans of $559 and $170. The short-term loan of $559 bears interest at 6% per annum and matures on April 13, 2011. The loan of $170 bears interest at 14.2308% per annum and matures on September 21, 2011. Total interest expense for the two short-term bank loans is $45 for the year ended December 31, 2010. On September 21, 2010, the Group repaid the principal and interests of $675 for the prior year balances.

The weighted average interest rates on short-term obligations outstanding are 12.0% and 7.92% for the years ended December 31, 2009 and 2010, respectively.
11. Common shares and warrants
Common shares
As of December 31, 2010, the number of issued and outstanding common shares was 20,858,661 including 12,462,345 common shares resulting from the reverse acquisition of SearchMedia Holdings.
Warrants
SearchMedia International has a total of 13,400,000 warrants outstanding prior to the business reverse acquisition. Each warrant entitles the registered holder to purchase one share of the Company’s common stock at a price of $6.00 to $8.00 per share at any time commencing on the completion of a business combination. The warrants have a four years term and will expire in November 2012.
Upon completion of the business reverse acquisition, the Company has 15,347,401 warrants outstanding, which includes 1,519,182 warrants issued to the SearchMedia International shareholders or warrantholders in the business reverse acquisition and 428,219 warrants issued to the note holder.
Each warrant issued to a SearchMedia International shareholder or warrant holder in the business reverse acquisition and note holder entitles the registered holder to purchase one share of SearchMedia Holding’s common stock at a price ranging from $0.0001 to $8.14 per share, subject to adjustment, at any time. The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices. The warrants will expire three years from the date of issuance of such warrant.
In January 2010, the Company repurchased in aggregate 1,738,500 warrants in the open market for a total consideration of $3,809 under a Board authorized plan. During 2010, 1,460 warrants were exercised and the Company received net proceeds of $9. As of December 31, 2010, there were 13,607,441 warrants for the common stock outstanding.
12. Share-based payments
Effective on January 1, 2008, the board of directors and shareholders of the SearchMedia International approved and adopted the 2008 Share Inventive Plan (the “Share Incentive Plan”) which provides for the granting of up to 1,796,492 share options and restricted share units to the eligible employees to subscribe for ordinary shares of SearchMedia International. The granted stock options and restricted share units were subsequently converted into SearchMedia Holdings’ stock options and restricted shares on October 30, 2009 pursuant to the Share Exchange Agreements.
In August 2010, the Board approved an increase of the number of authorized shares to be awarded under the Share Incentive Plan from 1,796,492 to 3,000,000 shares which may be granted to designated employees, directors and consultants of the Company.

(a) Share options
Details of stock options activity during the years ended December 31, 2009 and 2010 was as follows:

		Weighted	Weighted
		average	average
		exercise	remaining
	Number of	price per	contractual	Aggregate
	options	share	term	fair value
Balance as of January 1, 2009	8,840,000	$0.79		$432
Granted	1,650,000	0.53		33
Forfeited	(4,215,000)	0.69		(149)

Balance as of October 30, 2009	6,275,000
Converted into IDI options	423,797	3.19		1,253

Balance as of December 31, 2009	423,797	3.19

Granted	770,000	5.47		1,924
Exercised	(86,673)	0.01		(345)
Forfeited	(102,263)	2.69		(316)

Balance as of December 31, 2010	1,004,861	2.13	8.6 years

Options exercisable at December 31, 2010	191,497	3.91	8.8 years
The Company determined the estimated grant-date fair value of share options based on the Binomial Tree option-pricing model using the following assumptions:

Options granted to employee:	2009	2010

Risk-free rate of return	3.43%	2.744%-4.142%
Weighted average expected option life	10 years	10 years
Expected volatility rate	40.30%	64.00%
Dividend yield	0%	0%
The expected volatility in the table above was based on the weighted average volatility of several comparable U.S. listed companies in the advertising industry with operations in the PRC. Since the Company was a private company at the time the options were issued, the Company estimated the potential volatility of its ordinary share price by referring to the weighted average volatility of these comparable companies because management believes that the weighted average volatility of such companies is a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares.
Because the Company’s share options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation model may not provide an accurate measure of the fair value of the Company’s share options. Although the fair value of share options is determined in accordance with ASC Topic 718, “Compensation—Stock Compensation”, using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.
The Company has accounted for these options in accordance with ASC Topic 718, “Compensation—Stock Compensation”, by measuring compensation cost based on the grant-date fair value and recognizing the cost over the period during which an employee is required to provide service in exchange for the award.
During first quarter of 2010, 545,000 options, at exercise prices ranging from $6.05 to $7.4, to purchase common shares of the Company were granted to senior executives of the Company with the options vesting one-third annually over a three year period. A total of 225,000 options, at exercise price of $7.14, were also granted to Board members with vesting one year from the date of grant. The fair value of these options at grant date was $1,923,900.

On August 20, 2010, one of the senior executives of the Company agreed to cancel 225,000 options granted in the first quarter of 2010 and, upon cancellation, the senior executive was issued an option to purchase 225,000 shares of common stock at exercise price of $2.62, which vest one-third annually on the anniversary of the date of grant. The fair value of these options at grant date was $216,000.
The amount of compensation cost recognized for these share options was $724 for the year ended December 31, 2009, of which $83 and $641 was allocated to sales and marketing expenses and general and administrative expenses, respectively. As of December 31, 2009, unrecognized share-based compensation cost in respect of granted share options amounted to US$388.
The amount of compensation cost recognized for these share options was $1,680 for the year ended December 31, 2010, of which $291 and $1,389 was allocated to sales and marketing expenses and general and administrative expenses, respectively. As of December 31, 2010, unrecognized share-based compensation cost in respect of granted share options amounted to $906.
(b) Restricted share units
Details of restricted share unit activity during the years ended December 31, 2009 and 2010 were as follows:

			Weighted
			average
	Number of		remaining
	restricted share	Grant-date	contractual
	units granted	fair value	term
Balance as of January 1, 2009	3,867,000
Granted	3,000,000	297
Forfeitures	—

Balance as of October 30, 2009	6,867,000

Converted into IDI restricted shares	463,779	1,572

Balance as of December 31, 2009	463,779

Granted	100,000	605
Exercised	(5,910)
Forfeitures	(204,604)

Balance as of December 31, 2010	353,265		8.6 years

Units vested as of December 31, 2010	81,045		7.5 years

In January 2010, 100,000 restricted shares were granted to a senior executive of the Company with the shares of restricted stock vesting on the third year anniversary of the date of grant. The fair value of the restricted share unites was estimated using the closing quoted market price at the date of grant.
Since management believes achievement of the performance goals is probable, the Group recognized compensation cost (included in general and administrative expenses in the consolidated statements of operations) for these restricted share units of $360 for the year ended December 31, 2009 and $719 for the year ended December 31, 2010. The fair value of the restricted share units was estimated using the Binomial Tree option-pricing model and assumes that the performance goals will be achieved. If the performance goals are not met, no compensation cost is recognized and any recognized compensation cost will be reversed. The assumptions used in estimating the fair value of the restricted share units are the same as those related to valuation of share options set out in note 12(a).

As of December 31, 2010, unrecognized share-based compensation cost in respect of granted restricted share units amounted to $517, which is expected to be recognized over a weighted average period of 13.4 months.
13. Statutory reserve
The Group’s PRC consolidated subsidiaries and VIEs are required under PRC laws to transfer at least 10% of their after tax profits as reported in their PRC statutory financial statements to a statutory surplus reserve. These entities are permitted to discontinue allocations to this reserve if the balance of such reserve has reached 50% of their respective registered capital. The transfer to this reserve must be made before distribution of dividends to equity shareholders. The statutory reserve is not available for distribution to the owners (except in liquidation) and may not be transferred in the form of loans, advances or cash dividends. For the years ended December 31, 2009 and 2010, the Group’s PRC consolidated subsidiaries and VIEs made appropriations to the statutory reserve funds of $36 and US$0, respectively. The accumulated balance of the statutory reserve funds maintained at these PRC consolidated subsidiaries and VIEs as of December 31, 2009 and 2010 was $162 and $162, respectively.
14. Related party transactions and balances
(a) Related party transactions
In the ordinary course of business, the Group enters into certain transactions with its related parties. Management believes that these related party transactions were conducted at normal commercial terms. For the periods presented, material related party transactions are summarized as follows for the years ended December 31, 2009 and 2010:

		Years Ended December 31,
	Note	2008	2009	2010

Revenue from provision of advertising services	(i)	$3,242	$2,910	$55

Expenses for leases of advertising space	(ii)	$540	$1,515	$643
Notes:
(i) Represents amounts received / receivable from affiliated entities of senior management personnel of certain companies acquired by Jingli, for provision of advertising services to these entities. The transactions are conducted on terms comparable to the terms of similar transactions with third parties.
(ii) Represents amounts paid / payable to affiliated entities of senior management personnel of certain companies acquired by Jingli, for leases of advertising spaces from these entities. The transactions are conducted on terms comparable to the terms of similar transactions with third parties.

(b) Amounts due from / to related parties are analyzed as follows:

		As of December 31,
	Note	2009	2010

Customer payments collected on behalf of the Group	(i)	$2,018	$—
Receivables for provision of advertising services	(ii)	453	—
Advances to ex-owners of acquired companies	(iii)	369	966

Due from related parties		$2,840	$966

Operating expenses paid on behalf of the Group	(iv)	$195	$1,905
Payables for the lease of advertising space	(v)	151	53

Due to related parties		$346	$1,958

Note:
(i) Represents customer payments collected by the Company’s shareholders and senior management personnel of Jingli’s acquired subsidiaries on behalf of the Group companies which had not been remitted to the Group companies as of the balance sheet date. During the year ended December 31, 2009 and 2010, certain customers remitted cash to affiliated companies controlled by shareholders of the Company and senior management personnel of certain subsidiaries of the Company to settle the amounts they owed to the Group. The amounts received by the shareholders and the senior management personnel are repaid back to the Group on a periodic basis. The balance is expected to be repaid to the Group within 12 months.
(ii) Represents amount receivable from affiliated companies of certain companies acquired by Jingli for advertising services provided by the Group to these entities as described in the note (i) above. These amounts are repayable in accordance with normal payment terms with other unrelated customers.
(iii) Represents the advances made by the Group to ex-owners of certain companies acquired by Jingli. The amounts are interest free and are expected to be settled within 12 months from the balance sheet date and are secured by the contingent purchase price payable of certain companies acquired by Jingli to the previous owners of the acquired companies.
(iv) Represents operating expenses paid by the senior management personnel of certain companies acquired by Jingli on behalf of the Group. The amounts are interest free, unsecured and have no fixed terms of repayment.
(v) Represents operating lease payments payable to affiliated companies of certain companies acquired by Jingli for leases of advertising space as described in note (ii) above. The amounts are repayable in accordance with normal payment terms with other unrelated advertising space suppliers.

15. Interest expense

	Years Ended December 31,
	2008	2009	2010

Bank loan interest	$34	$27	$45
Convertible promissory notes interest	720	962	—
Interest on New Note, First Interim Notes and short-term loan from a third party lender	617	973	—
Amortization of convertible promissory notes issuance costs	349	—	—
Amortization of convertible promissory notes discount	997	—	—

Total interest expense	$2,717	$1,962	$45

16. Income taxes
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no withholding tax is imposed.
Peoples’ Republic of China
The Company’s consolidated subsidiaries and VIEs in the PRC are governed by the income tax law of the PRC and file separate income tax returns. The entities acquired by Jingli in 2008 are subject to PRC enterprise income tax at 25% on their assessable profits.
Under the new tax law and related implementation rules, a withholding tax is applied on the gross amount of dividends received by the Company from its PRC consolidated subsidiaries and VIEs after January 1, 2008; however undistributed earnings prior to January 1, 2008 are exempted from withholding tax. The implementation rules provide that the withholding tax rate is 10% or the applicable rate specified in a tax treaty. The Company has not provided for income taxes on accumulated earnings of its PRC subsidiaries as of December 31, 2008 since these earnings are intended to be reinvested indefinitely in the PRC. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.
Hong Kong
Ad-Icon and Great Talent are subject to Hong Kong profits tax at a tax rate of 16.5% on their assessable profits.

For the years ended December 31, 2008, 2009 and 2010, substantially all of the Group’s income before income taxes is derived from the PRC. Income tax expense consists of the following:

	Years Ended December 31,
	2008	2009	2010

Current tax
- PRC	$3,549	$3,460	$2,212
- HK	72	34	25
Deferred tax
- PRC	(2,123)	808	(813)
- HK	(17)	17	(4)

Total income tax expense	$1,481	$4,319	$1,420

The actual income tax expense reported in the consolidated statements of income differs from the expected income tax expense computed by applying the PRC statutory tax rate of 25% for the years ended December 31, 2008, 2009 and 2010 respectively to income before income taxes as a result of the following:

	Years Ended December 31,
	2008	2009	2010

Computed expected tax expense	$(8,399)	$(4,582)	$(11,305)
Effect of differential tax rate on income of Ad-Icon	(29)	(26)	(13)
Effect of non-PRC entities not subject to income tax	2,616	1,748	1,279
Non-deductible expenses	4,429	5,267	9,778
Tax loss which no deferred tax asset was recognized	2,864	3,278	1,369
Tax loss that is expired	—	509	—
Income not subject to tax	—	(1,875)	(40)
Change in valuation allowance	—	—	352

Actual income tax expense	$1,481	$4,319	$1,420

Non-deductible expenses primarily represent goodwill impairment which is not deductible for tax purpose and entertainment expenses in excess of statutory limits for tax purpose.
The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	Years Ended December 31,
	2008	2009	2010

Deferred tax assets-current:
- Property and equipment	$1,069	$—	$—
- Tax loss carried forwards of a subsidiary	46	23	89
- Allowance for doubtful accounts	157	430	802
- Accrued expenses	16	27	—

	1,288	480	891

Deferred tax liabilities — non-current:
Intangible assets	(808)	(316)	(989)

Net deferred tax assets	$480	$164	$(98)

As of December 31, 2010, tax losses carryforwards of Haiya and Ad-Icon Shanghai amounted to US$53 and US$36 which will expire in the year ending December 31, 2015.
The realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied or utilized and the consideration of the scheduled reversal of deferred tax liabilities and any available tax planning strategies. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence must be considered in the determination of whether sufficient future taxable income will exist since the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilized. Such evidence includes, but is not limited to, the financial performance of the entities, the market environment in which these entities operate and the length of relevant carryover periods. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established against the deferred tax assets.
For the year ended December 31, 2009 and 2010, the Group did not have unrecognized tax benefits, and it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. No interest and penalties related to unrecognized tax benefits were accrued at the date of initial adoption of FIN 48 and as of December 31, 2009 and 2010.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than US$15 (RMB 100). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s consolidated subsidiaries and VIEs in the PRC for the tax years beginning in 2004 are subject to examination by the relevant tax authorities. The tax returns of the Company’s operating subsidiary in the HKSAR for the tax years beginning in 2002 are subject to examination by the relevant tax authorities.
17. Employee benefit plans
Employees of the Company and its subsidiaries located in Hong Kong are covered by the Mandatory Provident Fund Scheme (“MPF Scheme”) established on December 1, 2000 under the Mandatory Provident Fund Scheme Ordinance of Hong Kong. The calculation of contributions for these eligible employees is based on 5% of the applicable payroll costs, and contributions are matched by the employees. The amounts paid by the Company to the MPF Scheme were $5, $6 and $6 for the years ended December 31, 2008, 2009 and 2010, respectively.
Employees of the Company and its subsidiaries located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The contributed amounts are determined based on 20% of the applicable payroll costs. The amounts paid by the Company to these defined contribution schemes were $188, $177 and $194 for years ended December 31, 2008, 2009 and 2010, respectively.
In addition, the Company is required by law to contribute medical insurance benefits, housing funds, unemployment, and other statutory benefits ranging from 1% to 10% of applicable salaries. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for medical insurance benefits were $102, $97 and $106 for the years ended December 31, 2008, 2009 and 2010, respectively. The amounts contributed for housing funds was $60, $56 and $62 for the years ended December 31, 2008, 2009 and 2010, respectively. The amounts contributed for other benefits were $26 and $24 and $26 for the years ended December 31, 2008, 2009 and 2010, respectively.
18. Commitments and contingencies
(a) Operating lease commitments
The Group leases space primarily inside elevators, light boxes and billboards to display the content of its customers’ advertisements, and office premises under operating lease arrangements. These operating leases do not contain provisions for contingent rentals.

Rental expenses under operating leases were allocated to the following categories of cost and expenses:

	Years Ended December 31,
	2009	2010

Cost of revenues	$24,386	$33,301
Selling and marketing expenses	—	8
General and administrative expenses	1,595	484

Total rental expenses	$25,981	$33,793

As of December 31, 2010, future minimum rental payments under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

Year
2011	$15,898
2012	3,947
2013	1,032
2014	219
2015	12
Thereafter	—

$21,108

(b) Capital commitment
The Group has no material capital commitment as of December 31, 2010.
(c) Contingency
The Group is periodically involved in legal proceedings and has made provision for operational claims of $844 and $2,078 as of December 31, 2009 and 2010, respectively.
19. Subsequent events
The Company evaluated all events and transactions after December 31, 2010 through the date these financial statements were issued and the material subsequent events were as follows:
On April 13, 2011, the Board of Directors of the Company approved an extension of the expiration date of its publicly held warrants with an exercise price of $6.00 from November 19, 2011 to November 19, 2012. All other provisions of the warrants remain the same.
Subsequent to December 31, 2010, the Group has been involved in various legal proceedings for operational claims. The Group is still evaluating the impact of these cases since most are still in process and the outcome of these claims cannot be determined. Included in these proceedings are the following:
In June 2010, the original shareholders (the “Plaintiffs”) of Shaanxi Xinshichuang Advertisement Marketing Co., Ltd. (“Shaanxi Co”), filed a civil lawsuit (“Lawsuit”) with the Shanghai Chongming County People’s Court (“Chongming Court”) against Jingli. In 2008, Jingli acquired 100% equity interest in Shaanxi Co from the Plaintiffs. In the Lawsuit, the Plaintiffs claimed that Jingli owed them approximately US$2.2 million (“total claim”) relating to the unpaid consideration for equity interest in Shaanxi Co, interest, reimbursement of certain operating expenses, liquidated damages and court fees.
In March 2011, the Chongming Court issued a judgment (“Judgment”) ordering Jingli to pay the Plaintiffs an aggregate of approximately US$1.2 million plus accrued interests and a percentage of the court fees. The Group has made full provision for the Judgment as of December 31, 2010.
In late March 2011, Jingli appealed the Judgment to the Shanghai Second Intermediate People’s Court (“Appellate Court”). Jingli has based its appeal on various legal arguments including, among others, that the Chongming Court: (i) applied incorrect laws and regulations; (ii) accepted incorrect facts; and (iii) did not duly follow all legal procedures.
At the time of this filing, the Appellate Court has yet to render a ruling.
A shareholder complaint was filed on September 13, 2010 by Sid Murdeshwar against SearchMedia Holdings, the former Ideation officers and directors and certain of the SearchMedia Holdings’ officers and directors (the “Individual Defendants”) as a purported class action on behalf of the shareholders of SearchMedia Holdings in the United States District Court for the Central District of California. The case was filed under the caption Sid Murdeshwar, Individually and on Behalf of All Others Similarly Situated, Plaintiff v. SearchMedia Holdings Limited f/k/a Ideation Acquisition Corp., Robert N. Fried, Phillip Frost, Rao Uppaluri, Steven D. Rubin, Glenn Halpryn, Thomas E. Beier, David H. Moskowitz, Shawn Gold, Garbo Lee, Paul Conway, Qinying Liu, Earl Yen, and Jennifer Huang, Defendants.
A separate shareholder complaint was filed on December 23, 2010 by Hymie Akst against SearchMedia Holdings, the former Ideation officers and directors and certain of the SearchMedia Holdings’ officers and directors (the “Individual Defendants”) as a purported class action on behalf of the shareholders of SearchMedia Holdings in the United States District Court for the Southern District of Florida. The case was filed under the caption Hymie Akst, Individually and on Behalf of All Others Similarly Situated, Plaintiff v. SearchMedia Holdings Limited f/k/a Ideation Acquisition Corp., Robert N. Fried, Phillip Frost, Rao Uppaluri, Steven D. Rubin, Glenn Halpryn, Thomas E. Beier, David H.
Moskowitz, Shawn Gold, Garbo Lee, Paul Conway, Qinying Liu, Earl Yen, and Jennifer Huang, Defendants.
On February 17, 2011, the Murdeshwar action was transferred to the United States District Court for the Southern District of Florida. The Akst plaintiffs voluntarily dismissed their action on February 23, 2011. On April 11, 2011, the Murdeshwar plaintiffs amended their complaint.
The amended complaint alleges, among other things, that the directors of SearchMedia Holdings violated the federal securities laws by making false and misleading statements regarding Ideation’s acquisition of the target company, SearchMedia International and by overstating SearchMedia International’s financial results. The amended complaint further alleges that the Individual Defendants are liable for the alleged misrepresentations as controlling persons. The complaint seeks certification of a class of SearchMedia Holdings’ shareholders who purchased or otherwise acquired SearchMedia Holdings securities between April 1, 2009 and August 20, 2010, and all persons who were holders of
SearchMedia Holdings on October 2, 2009, an award of compensatory damages, an award of reasonable fees and costs incurred in this action, and such other relief as the Court deems just and proper.
The Court has ordered that any defendant in the Murdeshwar action who is not served with the amended complaint by July 29, 2011 will be dismissed without prejudice. On May 2, 2011, the Company and the Individual Defendants who have been served filed a motion to dismiss the claims asserted against them. The Court has not yet ruled on the motion to dismiss. A mediation is scheduled for July 26, 2011.