Form 20-F
period 2011-12-31
Searchmedia Holdings Ltd
filed 2012-05-15
CIK 1460329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

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

K-Wah Center #38-03,

1010 Middle Huaihai Road, Shanghai, China, 200031

(Address of principal executive offices)

Wilfred Chow

Chief Financial Officer

K-Wah Center #38-03,

1010 Middle Huaihai Road, Shanghai, China, 200031

Tel: +86-21-5401-0959

Fax: 86-21-3461-5667

Email: smhl@searchmediaholdings.com

(Name, Telephone, E-mail and/or Facsimile number and Address of the Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, $0.0001 Par Value	NYSE MKT
Warrants	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

21,687,497 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐                Accelerated Filer  ☐                Non-Accelerated Filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes  ☐ No

i

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”), Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), about our expectations, beliefs, or intentions regarding our business, financial condition, results of operations, strategies, or prospects. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends, or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those contained in Part I, “Item 3 Key Information — D. Risk Factors” of this Annual Report on Form 20-F. We do not undertake any obligation to update forward-looking statements. We intend that all forward-looking statements be subject to the safe harbor provisions of PSLRA. These forward-looking statements are only predictions and reflect our views as of the date they are made with respect to future events and financial performance. The risks, uncertainties and other factors that our stockholders and prospective investors should consider include the following:

•	There is substantial doubt as to our ability to continue as a going concern, which could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing.

•	We may not have sufficient liquidity to pay earn-out payments when they come due, which could materially and adversely affect our operations.

•	We have a history of significant operating losses and our future revenue and operating profitability are uncertain.

•	We have identified material weaknesses in our internal control over financial reporting and we have had to restate our historical financial statements.

•	We are subject to a government inquiry in the United States.

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

•

Failures to obtain site owners' consents or objections from site owners to the installations of our media products could lead to termination of our contracts or installations, which would harm our results of operations.

•	The shareholders of Jingli Shanghai may have potential conflicts of interest with us.

•

If we are unable to obtain or retain desirable placement locations for our advertising poster frames and outdoor billboards on commercially advantageous terms, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

•

Our business depends substantially on the continuing efforts of our executive officers, senior management, and other key employees, and our business may be severely disrupted if we lose their services.

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

•

We rely on the proper operation and maintenance of our computer system. Any malfunction, capacity constraint or operation interruption for any extended period may have an adverse impact on our business.

•

If the custodians or authorized users of our controlling non-tangible assets, including corporate chops and seals fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

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

•	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may prevent us from making loans or capital contributions to our PRC operating subsidiaries.

•	Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

•	Any health epidemics and other outbreaks, or war, acts of terrorism and other man -made or natural disasters could severely disrupt our business operations.

•	We are a Cayman Islands company and, because the rights of shareholders under Cayman Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

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

•	The NYSE MKT may delist our securities from quotation on its exchange, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions.

•	A significant number of shares are eligible for future sale by our stockholders and the sale of those shares could adversely affect the stock price.

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

This annual report on Form 20-F contains the consolidated statements of operations data for our company for the years ended December 31, 2008, 2009, 2010 and 2011 and the selected consolidated balance sheet data for our company as of December 31, 2010 and 2011 have been derived from our audited financial statements included elsewhere in this annual report.

The consolidated statements of operations data for our company for the years ended December 31, 2007 have been omitted from the Selected Financial Data per the instructions to Item 3 of Form 20-F. As previously disclosed in the Explanatory Note to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on November 1, 2010, the historical financial statements of SearchMedia International for the years ended December 31, 2007 and December 31, 2008 were restated as a result of the analysis of our financial statements for the year ended December 31, 2009. After we completed the business combination pursuant to which we (1) redomiciled from Delaware to the Cayman Islands, as a Cayman Islands exempt company and (2) completed the acquisition of Search Media International, resulting in Search Media International becoming a wholly-owned subsidiary of SearchMedia Holdings (the “Business Combination”) and in connection with our preparation of the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, we identified accounting irregularities and potential financial and operational improprieties, relating to transactions and financial reporting matters that occurred under the management of SearchMedia International before the Business Combination, which were not previously identified as a result of material weaknesses in our internal control over financial reporting. These material weaknesses related to, among other things: (i) recording of various erroneous transactions by certain employees; (ii) recording of certain assets and other accounting irregularities related to acquisitions; (iii) diligence and approval of questionable transactions; and (iv) confirmation of payments related to acquisitions.

We have restated the consolidated financial statements of SearchMedia International Limited as of and for the year ended December 31, 2008, but we omitted the consolidated Selected Financial Information for the years ended December 31, 2007 to avoid undue reliance on SearchMedia International Limited financial information for this period.

You should read the selected consolidated financial data in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Years Ended December 31
	2008	2009	2010	2011
	(Amounts in thousands, except share data)
Selected consolidated statement of operations data
Net revenues	$41,685	$37,741	$48,967	$55,571
Cost of revenues	(30,624)	(28,059)	(36,454)	(45,788)

Gross profit	11,061	9,682	12,513	9,783

Operating expenses:
Loss on impairment of goodwill	(13,953)	(15,749)	(39,411)	(27,927)
Loss on impairment of intangible assets	—	—	—	(2,723)
Gain on termination of VIEs	—	—	—	9,551
Change of fair value of acquisition consideration payable	—	—	—	10,681
Gain from extinguishment of acquisition consideration payable	—	—	—	4,340
Loss on abandonment of lease	(46)	(550)	(1,256)	—
Loss on impairment of fixed assets	(2,135)	—	—	—
Loss on disposal of fixed assets	(2,121)	(15)	(4)	—
Sales and marketing	(6,117)	(3,384)	(4,462)	(6,722)
General and administrative	(13,135)	(13,832)	(12,203)	(10,221)

Loss from operations	(26,446)	(23,848)	(44,823)	(13,238)

Other income/(expense)
Interest income	131	11	24	34
Interest expense	(2,717)	(1,962)	(45)	(89)
Decrease in fair value of liability warrant	—	824	—	—
Gain/(loss) on extinguishment of notes	(4,400)	6,669	—	—
Foreign currency transaction loss, net	(167)	(24)	(7)	(4)
Other income/ (expense), net	—	—	(368)	(79)

Total other income/ (expense)	(7,153)	5,518	(396)	(138)
Loss before income taxes	(33,599)	(18,330)	(45,219)	(13,376)
Provision for income taxes	(1,481)	(4,319)	(1,420)	(83)

Net loss	$(35,080)	$(22,649)	$(46,639)	$(13,459)
Net loss from operations per share:
Basic and diluted	$(16.17)	$(4.44)	$(2.24)	$(0.64)
Weighted average number of shares outstanding — Basic and diluted	2,169,269	5,100,465	20,796,789	20,994,015

	As of December 31,
	2010	2011
	(In thousands)
Selected consolidated balance sheet data
Cash and cash equivalents	$7,554	$4,630
Accounts receivable, net	18,065	15,822
Goodwill	45,955	16,926
Total assets	86,871	50,449
Acquisition consideration payable	39,195	23,238
Total liabilities	86,408	63,902
Net assets	463	(13,453)
Total equity	463	(13,453)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Related to Our Business and Operations

There is substantial doubt as to our ability to continue as a going concern, which could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing.

As indicated in the report on our financial statements issued by our auditors, Marcum Bernstein & Pinchuk LLP, there is “substantial doubt” about our ability to continue as a going concern. As of December 31, 2011 our current liabilities exceeded our current assets by $31.0 million and our net shareholders’ equity was a deficit of $13.5 million. Our cash and cash equivalent as of December 31, 2011 was $4.6 million. We cannot assure you that our business will generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may (i) seek additional financing, (ii) dispose of certain assets or (iii) seek to refinance some or all of our debts. We are also taking a number of other actions to address the issue, including amendment of earn-out agreements which satisfies such payment obligations with shares instead of cash, seeking funding from existing shareholders and adopting other cost-saving strategies. We cannot assure you that any of the alternatives above can be implemented on satisfactory terms, if at all. The inclusion of the substantial doubt language in the audit report about our ability to continue as a going concern could affect our ability to obtain financing from third parties or could result in increased costs of such financing.

We may not have sufficient liquidity to pay earn-out payments when they come due, which could materially and adversely affect our operations.

We are obligated to pay earn-out payments in connection with our acquisitions of a number of advertising businesses. As of December 31, 2011, the amount of our earn-outs payable within one year was $23.2 million, of which $16.8 million is payable in cash. Based on the current cash position and forecast for the remainder of the payment period, we believe that we would not have sufficient capital to pay the required cash earn-out payments over the next twelve months.

In April 2012, our board of directors approved and authorized a capped pool of 7 million ordinary shares to be issued to certain ex-owners of the subsidiaries (“Integration Program”) for the purpose of converting and eliminating the outstanding earn-out liabilities. On May 2, 2012, the Company divested Zhejiang Continental Advertising Co. Ltd. (“Zhejiang Continental”) back to its previous owners and eliminated the related earn-out liability of $8.2 million in exchange for the issuance of 1 million ordinary shares of the Company. Through the divestiture of Zhejiang Continental, the Company has materially reduced its outstanding cash earn-out liabilities to $8.6 million. The Company is renegotiating payment terms with the remaining acquired subsidiaries and the goal is to eliminate all cash earn-out liabilities through the Integration Program. If the imbalance between earn-outs payable and our current cash position cannot be remedied through renegotiation of the terms of such earn-outs with the acquired companies or if we are unable to raise the required proceeds on reasonable terms, our operations are likely to be adversely and materially impacted. If the earn-out obligations of the remaining acquired subsidiaries are not extinguished pursuant to our Integration Program, our ability to raise additional capital may be jeopardized. Furthermore, our business strategy to pursue organic growth and the viability of new concessions and other projects is dependent upon our ability to raise new funding.

We have a history of significant operating losses and our future revenue and operating profitability are uncertain.

We recorded a net loss of $13.5 million for the year ended December 31, 2011 and we ended the year with an accumulated deficit of $13.5 million. In addition, we recorded a net loss of approximately $46.6 million for the year ended December 31, 2010. Loss from operations reduced from $44.8 million in 2010 to $13.2 million in 2011. The greater net loss in 2010 was due to impairment charges which were non-cash. We may continue to incur operating losses for the foreseeable future, and such losses may be substantial. We will need to increase revenue in order to generate sustainable operating profit. Given our history of operating losses, we cannot be certain that we will be able to achieve operating profitability on an annual basis. Our failure to achieve profitability could adversely affect the trading price of our ordinary shares and our ability to raise additional capital.

We have identified material weaknesses in our internal control over financial reporting and we have had to restate our historical financial statements.

In August 2010, we announced that we would restate the financial statements of SearchMedia International as of and for the year ended December 31, 2008, to, among other things, correct an overstatement of revenue of $47.0 million in 2008. We restated our financial statements for the year ended December 31, 2008, which was filed in our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on November 1, 2010.

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

We have implemented and we plan to further implement steps to address these material weaknesses and improve our internal control over financial reporting. However, the implementation of these measures may not fully address these control weaknesses, and to date these control weaknesses have not been remediated in full. If we fail to implement and maintain the adequate internal control procedures in a timely manner, we may not be able to conclude that we have effective internal control over financial reporting. Furthermore, we cannot be certain we will effectively remediate our control weaknesses or that restatements will not occur in the future. The preparation and filing of restatements could create a significant strain on our internal resources and cause delays in our filing of annual financial results, increase our financial accounting and related costs, and divert management’s attention from the operation of our business.

We were subject to a government inquiry in the United States.

We and certain of our current and former directors and executive officers were defendants in a federal securities class action in the United States. The amended complaint alleged that the defendants violated Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934 and Rules 10b-5 and 14a-9 thereunder by making false and misleading statements regarding our acquisition of SearchMedia International and by overstating SearchMedia International’s financial results during the period April 1, 2009 through August 20, 2010 (“Proposed Class Period”). The claims asserted against us and our current and former directors and executive officers were dismissed with prejudice in April 2012 after we reached a court-approved, class-wide settlement with the plaintiffs. The order dismissing those claims is subject to certain appeal rights. The claims asserted against the remaining defendants, who were not part of the settlement, were dismissed by the court without prejudice and could be refiled by the plaintiffs.

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

We have notified our insurance carriers of the SEC investigation. One carrier, which issued a directors’ and officers’ liability policy that applies to part of the Proposed Class Period, has informed the Company that it formed the view that its policy does not provide coverage for the SEC investigation. Accordingly, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from the SEC investigation or any related litigation that may arise from the matters under inquiry. Litigation and regulatory actions or proceedings can be time consuming and expensive, and could divert management time and attention from our business, which could have a material adverse effect on our revenues and results of operations. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results. Finally, we cannot provide any assurance that the final outcome of the SEC investigation or any related litigation that may arise will not have a material adverse effect on our business, results of operations, or financial condition.

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

Our growth strategy includes acquiring new businesses to complement and expand our existing operations. In the future, we may continue to make acquisitions of, or investments in, businesses that we believe could complement or expand our current business or offer growth opportunities. We may experience difficulties in identifying potential acquisition candidates that complement our current business at appropriate prices, or at all. Many of our competitors may also compete with us for acquisition candidates, which can increase the price of acquisitions and reduce the number of available acquisition candidates. Therefore, we cannot assure you that our acquisition strategy will be successful and we may expend significant management time and resources in analyzing and negotiating acquisitions or investments that are not consummated. Furthermore, the ongoing process of integrating acquired businesses is distracting, time consuming, expensive, and requires continuous optimization and allocation of resources. To that end, we have implemented a subsidiary integration program. The subsidiary integration program may not be successful and we may be unable to fully integrate the subsidiaries. If we are unsuccessful in integrating the subsidiaries, it could affect our financial controls and the timely reporting requirements over our subsidiaries. Additionally, if we use stock as consideration, this would have a dilutive effect on existing stockholders. If we use cash, this would reduce our liquidity and impact our financial flexibility. We may seek debt financing for particular acquisitions, which may not be available on commercially reasonable terms, or at all. We face all the risks associated with a business acquisition strategy, including, but not limited to:

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

A portion of our assets is comprised of goodwill and other intangible assets, which may be subject to future impairment that would result in financial statement write-offs. Goodwill and other intangible assets represent approximately 33.6% of our total assets at December 31, 2011. If there is a material change in our business operations or prospects, the value of the intangible assets we have acquired or may acquire in the future could decrease significantly. On an ongoing basis and at least annually, we will evaluate, partially based on discounted expected future cash flows, whether the carrying value of such intangible assets may no longer be recoverable, in which case a charge to earnings may be necessary. Any future determination requiring the write-off of a significant portion of unamortized intangible assets, although not requiring any additional cash outlay, could have a material adverse effect on our financial condition, results of operations and stock price.

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

Our success depends on the continuing and increased interest of advertising clients and agencies in in-elevator, outdoor billboard, and transit advertising as components of their advertising strategies. Advertisers may elect not to use our services if they believe that the viewing public is not receptive to advertising platforms we offer or that these platforms do not provide sufficient value as effective advertising mediums. If we cannot successfully compete for advertising spending against traditional, Internet and other types of out-of-home advertising, we will be unable to generate sufficient revenues and cash flows to operate our business, and our results of operations could be materially and adversely affected.

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

Article 7 of the Interpretation of the Supreme People's Court on Several Issues Concerning the Specific Application of Law in the Trial of Disputes over Partitioned Ownership of Building Areas” provides: “Any commercial use of public areas or facilities of residential properties shall belong to the scope of other material matters stipulated in Article 76 -1-7 of Property Law.” Article 76-1-7 of Property Law provides: “other material matters concerning owners’ co-ownership and co-management rights shall be conducted only with the prior consent of owners whose proprietary property area is over 50% of whole property area of the residential quarter and percentage is over 50%.” In accordance with these requirements, we take all reasonable efforts to execute display agreements with site owners or owner committees before installing our media products. However, when we cannot locate all site owners or an owner committee has not been established, we execute display agreements with site managers. We have obtained proper consents from site owners or owner committees for approximately 83% of our operations in terms of cost of sales and site manager consents for the remaining approximately 17% of our operations. Furthermore, in the past three years, we have not had an agreement terminated or lost a site due to an objection for lack of consent, nor have we received any written objection from or been sued by any site owner or owner committee due to lack of consent.

The shareholders of Jingli Shanghai may have potential conflicts of interest with us.

Before December 23, 2011, the Company was subject to risk relating to its variable interest entity structure, which structure was terminated on such date. One of the risks related to potential conflicts of interest the shareholders of Jingli Shanghai may have with us. The shareholders of Jingli Shanghai are also the founders and shareholders of the Company. Conflicts of interests between their dual roles as shareholders of both Jingli Shanghai and the Company may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of the Company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause Jingli Shanghai to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Jingli Shanghai and receive economic benefits from it. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of Jingli Shanghai, we would have to rely on legal proceedings, the outcome of which is uncertain and could be disruptive to our business. We have terminated these contractual arrangements effective December 23, 2011 and our risk under this risk factor has been eliminated starting from December 23, 2011.

If we are unable to obtain or retain desirable placement locations for our advertising poster frames and outdoor billboards on commercially advantageous terms, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

Our cost of revenues consists primarily of operating lease cost of advertising space for displaying advertisements, depreciation of advertisement display equipment, amortization of intangible assets relating to lease agreements and direct staff and material costs associated with production and installation of advertisement content. Our operating lease cost represents a significant portion of our cost of revenues. In 2010 and 2011, our operating lease cost accounted for 91.4% and 95.7%, respectively, of our cost of revenues and 64.3% and 78.9% respectively, of our total revenues. In the future, we may need to pay higher amounts in order to renew existing leases, obtain new and desirable locations, or secure exclusivity and other favorable terms. If we are unable to secure commercially advantageous terms or pass increased location costs onto our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

Our business depends substantially on the continuing efforts of our executive officers, senior management and other key employees, and our business may be severely disrupted if we lose their services.

Our future success depends heavily on the continued services of our executive officers, senior management and other key employees, their industry expertise, their experience in business operations and sales and marketing, and their working relationships with our advertising clients as well as the site owners, property developers, property management companies, homeowner associations and relevant government authorities that affect the site contracts with us.

We do not have a long history of working with some of these executive officers, senior management and key employees. If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives join a competitor or forms a competing company, we may lose clients, site contracts, key professionals and staff members.

We have entered into an employment agreement with each of our executive officers, which agreement contains non-competition provisions. However, if a dispute arises between us and our executive officers, there is no assurance that any of these agreements could be enforced, or to what extent they could be enforced, in China, in light of the uncertainties with China’s legal system.

Furthermore, some of the former equity owners of the acquired entities, which we refer to as the "ex-owners", and other employees are important to the collection of long outstanding account receivables. We will continue to require the full and timely cooperation from these individuals in our collection efforts. Any disagreements or disputes with such individuals may cause delays in the collection period or even impact our ability to collect such funds.

Additionally, there are other receivables that we are continuing to attempt to collect that are related to ex-owners and employees. These other receivables include withdrawals and related party transactions that were prevalent at the subsidiary level. Although we are working to collect these funds, these receivables may affect the cash flow of the Company.

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

The validity, enforceability, and scope of protection available under intellectual property laws with respect to trademark and trade secrets in China are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other western countries. One example of a protective measure regarding intellectual property, pre-litigation injunction relief, is still evolving in China and this protective measure needs more detailed guidance on implementation. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend our intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Any such litigation or an adverse determination in any such litigation, could result in significant costs to the Company and a diversion of resources and management attention.

We rely on the proper operation and maintenance of our computer system. Any malfunction, capacity constraint or operation interruption for any extended period may have an adverse impact on our business.

The satisfactory performance, stability, and security of our computer system and our network infrastructure are critical to our reputation and our ability to attract and retain advertisers. Our information system provides a database of information regarding advertising records and various other facets of the business to assist management and to help ensure effective communication among various departments and offices of our Company. Accordingly, any failure to maintain the satisfactory performance, stability, security and availability of our computer system may cause significant harm to our reputation and to our advertisers’ interest in advertising their products. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control, could reduce the attractiveness and availability of our product offerings. Our computer systems are also susceptible to damage from computer viruses, fires, floods, earthquakes, power losses, telecommunication failures, computer hacking, and similar events. We do not maintain insurance policies covering losses relating to our network systems or other assets. As a result, any capacity constraints or operation interruptions for any extended period may have a materially adverse impact on our revenues and results of operations.

If the custodians or authorized users of our controlling non-tangible assets, including corporate chops and seals fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including contracts such as the leases and sales contracts that our business relies on, are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with Administration of Industry and Commerce, or AIC.

Although we usually utilize chops to enter into contracts, the registered legal representatives of each of our PRC operating subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops. All designated legal representatives of our PRC subsidiaries are members of our senior management team who owe us fiduciary duties. Accordingly, there is a risk that the registered legal representatives of each of our PRC operating subsidiaries could abuse their authority, for example, by binding the Company with contracts against the Company’s interest or intentions which could result in economic harm or damages as a result of any contractual obligations, or resulting disputes, that might arise. If the party contracting with the Company did not act in good faith under such circumstances, then we could incur costs to nullify such contracts.

We rely on the Company seals, financial chops and business licenses of our PRC entities for entering into contracts, conducting banking business, or taking official corporate action of any sort including registering any change to the composition of the board of directors or management with the relevant PRC authorities. In order to maintain the physical security of our chops, seals and business licenses and other controlling intangible assets, we generally store these items in secured locations accessible only by the authorized personnel in the local legal and finance departments. Although we monitor such authorized personnel in the local legal and finance departments, there is no assurance such procedures may be able to prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel in the local legal and finance departments obtain and misuse or misappropriate our corporate chops, seals, business licenses or other controlling intangible assets, we could incur economic damage and disruption to our operations that may necessitate corporate or legal action. Such corporate or legal action could involve significant time and resources to resolve while distracting management from our operations. In particular, during any period were we lose effective control of the corporate activities as a result of such misuse or misappropriation, the business activities of the affected entity could be disrupted and we could lose the economic benefits of that aspect of our business which may negatively impact our business and reputation.

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

Risks Relating to Doing Business in the People’s Republic of China

If the PRC government determines that the contractual arrangements that established the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Before December 23, 2011, the Company was subject to risk relating to its variable interest entity structure. One of the risks related to potential consequences if the PRC government determined that the contractual arrangements that established the Company's operational control of its China operations did not comply with the applicable PRC laws and regulations. Applicable PRC laws and regulations currently require any foreign entities that invest in the advertising services industry in China to have at least three years of direct operations in the advertising industry outside of China. We are a Cayman Islands corporation and a foreign legal person under Chinese laws. Before we acquired 100% of the equity interests of Ad-Icon in 2008, we had not directly operated an advertising business outside of China and thus could not qualify for the requirement of minimum three years experience outside China under PRC regulations. Accordingly, our subsidiary, Jieli Consulting, is currently ineligible to apply for the required business license for providing advertising services in China. Therefore, we entered into contractual arrangements with our consolidated variable interest entity in China, Jingli Shanghai. Jingli Shanghai was owned by two PRC citizens, Ms. Qinying Liu and Ms. Le Yang, and held the requisite business license to provide advertising services in China. Jingli Shanghai and its subsidiaries directly operate a portion of our advertising network, enter into display placement agreements and sell advertising spaces to our clients with respect to certain of our operating subsidiaries. In 2010, Ad-Icon Shanghai, a wholly-owned subsidiary of Ad-Icon, acquired some of Jingli Shanghai’s subsidiaries and operates the advertising business through such subsidiaries. Before the remaining subsidiaries of Jingli Shanghai are acquired by Ad-Icon Shanghai and termination to the variable interest entities structure on December 23, 2011, we were expected to continue to be dependent on Jingli Shanghai and its subsidiaries to operate a portion of our advertising business. We did not have any equity interest in Jingli Shanghai but received the economic benefits and assume the economic risks of it through various contractual arrangements and certain corporate governance and shareholder rights arrangements. In addition, we entered into agreements with Jingli Shanghai and each of the shareholders of Jingli Shanghai which allow us to exert control over Jingli Shanghai.

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

The imposition of any of these penalties may result in a material and adverse effect on the Company’s ability to conduct the Company’s business.

We have terminated these contractual arrangements effective December 23, 2011 and our risk of the imposition of any of these penalties has been eliminated starting from December 23, 2011.

We rely on contractual arrangements with Jingli Shanghai and its shareholders for our China operations, which may not be as effective in providing operational control as would be the case through ownership of a controlling equity interest in such operating entities.

Before December 23, 2011, the Company was subject to risk relating to its variable interest entity structure, which structure was terminated on such date. One of the risks related to the Company's reliance on contractual arrangements with Jingli Shanghai and its shareholders for operational control of its China operations. In April 2008, we acquired 100% of the equity interest in Ad-Icon, a Hong Kong company, which operates an outdoor billboard advertising business. In December 2009, Ad-Icon established Ad-Icon Shanghai in China. In 2010, Ad-Icon Shanghai acquired most of the subsidiaries of Jingli Shanghai, but as of the date of filing of the Annual Report on Form 20-F, Ad-Icon Shanghai has not acquired all remaining subsidiaries of Jingli Shanghai. We have relied and expect to continue to rely on contractual arrangements with Jingli Shanghai and its shareholders to operate a portion of our business in China before we complete the acquisition of all subsidiaries of Jingli Shanghai. For a description of these contractual arrangements, see “Information on the Company —Organizational Structure — Contractual Arrangements with Jingli Shanghai and its Shareholders” in this Annual Report on Form 20-F. These contractual arrangements include an equity pledge agreement, under which the shareholders of Jingli Shanghai pledged their equity interests in Jingli Shanghai to Jieli Consulting. Such pledge was duly created by recording the pledge on Jingli Shanghai’s register of shareholders in accordance with the PRC Collateral Law. According to the PRC Property Rights Law, effective as of October 1, 2007, the pledge needs to be registered with the relevant local branch of the Shanghai Administration of Industry and Commerce. Jingli Shanghai successfully registered the pledge with the Shanghai Administration of Industry and Commerce Chongming Sub-bureau on February 2, 2009. These contractual arrangements may not be as effective as ownership of a controlling equity interest would be in providing us with control over Jingli Shanghai. Under the current contractual arrangements, as a legal matter, if Jingli Shanghai or any of its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. For example, if the shareholders of Jingli Shanghai were to refuse to transfer their equity interests in Jingli Shanghai to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith towards us, we may have to take legal action to compel them to perform their contractual obligations. In addition, we may not be able to renew these contracts with Jingli Shanghai and/or its shareholders.

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

We have terminated these contractual arrangements effective December 23, 2011 and our risk under this risk factor has been eliminated starting from December 23, 2011.

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures may benefit the overall PRC economy, they may also have a negative effect on us. For example, our business, financial condition and results of operations may be adversely affected by changes in tax regulations or the government’s control over capital investments and foreign currencies. As the PRC economy is increasingly linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial and economic crises. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of investments and expenditures in China, which in turn could lead to a reduction in demand for our services and products and consequently have a material adverse effect on our business and prospects. The various economic and policy measures enacted by the PRC government to forestall economic downturns or shore up the PRC economy may not succeed and our business could be negatively affected as a result.

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

We require advertisers to apply for and obtain the registration certificates for their advertisements. If an advertiser displays an advertisement without the requisite registration, the relevant local SAICs may require us to disgorge advertising revenues and may impose fines up to RMB30,000 (approximately USD 4,800) on us.

Our outdoor billboards, light boxes and neon signs are subject to municipal zoning requirements, governmental approvals and administrative controls. If we are required to tear down our billboards, light boxes or neon signs as a result of these requirements, approvals or controls, our operations could be materially and adversely affected.

Our billboards, light boxes and neon signs are subject to local regulations which may impose detailed requirements regarding municipal zoning requirements and governmental approvals. Each outdoor placement and installation may require a license with specific terms of use. If we, or our lessors or sublessors, violate the terms of the license for the relevant placement and installation for a billboard, light box or neon sign, we could be required to tear it down. We may also be required to tear it down as result of changes of municipal zoning requirements or actions taken by local authorities for city beautification, clean-up or other purposes. If we lose a significant number of billboards, light boxes and/or neon signs as a result, our business operations would be materially and adversely impacted. Moreover, if we are unable to perform our advertising contracts as a result of these losses, we may incur remedial costs and our relationships with our advertising clients and financial results could be harmed as a result.

If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.

Under the New PRC Enterprise Income Tax Law effective January 1, 2008, or the EIT law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” and will be subject to the EIT at the rate of 25% on its global income. The implementing rules of the EIT law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

If we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be subject to tax under the EIT law at the rate of 25% and, to the extent we were to generate a substantial amount of income outside of the PRC in the future, we would be subject to additional taxes. In addition, if we were to be considered a “resident enterprise,” the dividends we pay to our non-PRC enterprise shareholders would be subject to withholding tax and our non-PRC enterprise shareholders would be subject to a 10% income tax on any gains they would realize from the transfer of their shares, if such income were sourced from within the PRC.

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

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

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

As an operator of an advertising medium, we are obligated under PRC law to monitor the advertising content displayed on our network for compliance with applicable law. Although the advertisements displayed on our network may have been previously displayed over public media, we may be required to separately and independently vet these advertisements for content compliance before displaying them on our networks. In addition, for advertising content related to certain types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filings with the local authorities. Previously, we did not strictly abide by these requirements. Any failure to strictly abide by applicable requirements regarding content, pre-approval, or proper filings could result in fines up to RMB30,000 (approximately USD4,800), confiscation of advertising earnings, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information.

We have remedied this noncompliance and have, among other things, employed qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations. In the past three years, we have not received notification from the PRC government for our failure to strictly abide by the requirements regarding content and confirmation that the advertisers obtained the requisite government pre-approval for the content of the advertisement and filings with the local authorities. Also, we have not received any indication that we may be potentially penalized for any previous instances of noncompliance. However, there can be no assurances that we will not be penalized for our past noncompliance or that each advertisement provided by an advertising client is in compliance with relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided by our advertising clients are accurate and complete.

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

Governmental control of currency conversion may materially and adversely affect the value of your investment. Substantial limitations may be imposed on the removal of funds from the PRC to the Company, or the infusion of funds by us to our subsidiaries located in the PRC.

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

On August 29, 2008, SAFE, promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the convert a RMB may be used. When applying for the conversion of foreign exchange in "capital account", such as foreign exchange received from capital contribution or loans, into RMB, the company is required, except for small amount conversions not exceeding US$50,000 for daily expenses, to submit to the bank the relevant documents supporting such conversion, such as the business contracts, related RMB payment notice, and documents evidencing the use of funds previously converted from foreign exchange in its capital account. Further, SAFE Circular 142 requires that RMB converted from the foreign currency denominated registered capital of a foreign-invested company may only be used for purposes within the company's business scope approved and registered with the local SAIC authority, and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of RMB funds converted from the foreign currency denominated registered capital of a foreign-invested company. The use of such RMB may not be changed without approval from SAFE, and may not in any case be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of SAFE Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. As a result, SAFE Circular 142 may significantly limit our ability to effectively convert our US dollar infusion of funds from our off-shore company into RMB to be used by our subsidiaries located in the PRC.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may prevent us from making loans or capital contributions to our PRC operating subsidiaries.

As an offshore holding company of our PRC operating subsidiaries, any loans by us to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly-owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance the activities cannot exceed statutory limits and must be registered with SAFE, or its local counterpart.

We may also decide to finance our wholly-owned subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. There can be no assurances that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. As a result of this policy change, Chinese RMB appreciated approximately 1.0%, 3.1% and 5.1% against the U.S. dollar in 2009, 2010 and 2011, respectively. It is possible that the Chinese government will adopt a more flexible currency policy, which could result in more significant fluctuations of Chinese RMB against the U.S. dollar.

Substantially all of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi. Thus, a resumption of the appreciation of the Renminbi against the U.S. dollar would, for instance, further increase our costs in U.S. dollar terms. In addition, as we may rely on dividends and other distributions paid to us by our subsidiaries in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition. In addition, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the

Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our preferred or ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Any fluctuation of the exchange rate between the Renminbi and the U.S. dollar could also result in foreign current translation losses for financial reporting purposes.

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

The company’s conduct of its corporate affairs will be governed by its Memorandum and Articles of Association, and the Company is subject at all times to the Companies Law (2010 Revision) of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders and the fiduciary duties of the directors under Cayman Islands law are governed by the Companies Law (2010 Revision) and/or common law principles derived from cases in the Cayman Islands and in the courts of England (English case law is not binding but is considered persuasive in the courts of the Cayman Islands). The rights of shareholders and the fiduciary duties of directors under Cayman Islands law differ from those established under statutes or judicial precedent in some jurisdictions in the United States. Additionally, the removal of a director from our board of directors, even for cause, may in certain circumstances require the approval of our shareholders. Also, the Cayman Islands has a less developed body of securities law compared to the United States and less developed or judicially interpreted bodies of corporate law compared to many U.S. states, including Delaware.

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

On June 30, 2010, we became a foreign private issuer, which reduces the reporting requirements under the Exchange Act, resulting in fewer costs associated with financial and reporting compliance. For example, as a foreign private issuer we will be exempt from certain provisions applicable to U.S. public companies, including:

•	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material non-public information; and

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions, or a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months.

As a foreign private issuer, we filed an annual report on Form 20-F for fiscal year 2010 on June 30, 2011. We filed this annual report on Form 20-F for the year ended December 31, 2011 on or before May 15, 2012, as permitted under Rule 12b-25, and will file an annual report on Form 20-F within four months of each fiscal year beginning with fiscal year 2012, and reports on Form 6-K relating to certain material events promptly after we publicly announces these events. However, because of the foregoing filing exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

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

The executive officers, directors and other affiliates of the Company beneficially own approximately 48% of our voting shares as of May 8, 2012. These shareholders can control substantially all matters requiring approval by our shareholders, including the election of directors and the approval of other business transactions. This concentration of ownership could have the effect of delaying or preventing a change in control of the Company or discouraging a potential acquirer from attempting to obtain control of the Company, which in turn could have a material adverse effect on the market price of ordinary shares or prevent our shareholders from realizing a premium over the market price for their ordinary shares.

The NYSE MKT may delist our securities from quotation on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

If the NYSE MKT delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

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

On April 8, 2011, we received notice of noncompliance with Section 704 of the NYSE MKT Company Guide (the "Company Guide"), which required us to hold our stockholders annual meeting during 2010 for the fiscal year ended December 31, 2009. The NYSE MKT notified us on May 5, 2011 that it accepted our plan dated April 6, 2011 and granted us an extension until October 4, 2011 to regain compliance with continued listing standards. We were subject to periodic review by the NYSE MKT Staff during its extension period. On September 13, 2011, we held our 2011 annual general meeting of shareholders, which also served as our 2010 annual general meeting of shareholders. The NYSE MKT notified us on September 20, 2011 that we have resolved the annual meeting deficiency referenced in the prior NYSE MKT letter.

On July 15, 2011, the NYSE MKT notified us that we were not in compliance with (1) Section 1003(a)(i) of the Company Guide because we reported stockholders’ equity of less than $2,000,000 as of December 31, 2010 and losses from continuing operations and net losses in two of our three most recent fiscal years ended December 31, 2010, (2) Section 1003(a)(ii) of the Company Guide because we reported stockholders’ equity of less than $4,000,000 as of December 31, 2010 and losses from continuing operations and net losses in three of our four most recent fiscal years ended December 31, 2010 and (3) Section 1003(a)(iv) of the Company Guide because, in the opinion of the NYSE MKT, our losses and existing financial resources, brought into question whether we will be able to continue operations and/or meet our obligations as they mature.

On October 6, 2011, the NYSE MKT notified us that our plan to regain compliance had been accepted and that our listing would continue to be subject to the Company demonstrating compliance with the financial impairment standard in Section 1003(a)(iv) by January 17, 2012, and the minimum stockholders’ equity requirements in Sections 1003(a)(i) and 1003(a)(ii) by January 15, 2013. Based on the information we provided to the NYSE MKT, the NYSE MKT in a letter dated March 7, 2012, notified us that we had made significant progress towards regaining compliance with Sections 1003(a)(iv), 1003(a)(i) and 1003(a)(ii) of the Company Guide and that we must demonstrate that we had regained compliance with the financial impairment standard included in Section 1003(a)(iv) of the Company Guide by May 21, 2012 and the stockholders’ equity standards included in Sections 1003(a)(i) and 1003(a)(ii) by January 15, 2013.

Our shareholders’ deficit as at December 31, 2011 was $13.5 million. Upon completion of the divesture of Zhejiang Continental and elimination of Haiya’s earn-out liabilities in May 2012, our earn-out payable was reduced by $11.2 million which also significantly reduced our shareholders’ deficit. The Company continues to renegotiate with ex-owners of subsidiaries to convert the remaining earn-out liabilities of $12.0 million into the Company’s common shares under the Integration Program. The Company expects the Integration Program will be substantially completed by the end of the second quarter of 2012. The Company also expects the Convertible Note holders to convert their Notes during 2012 and that will increase our shareholders’ equity by another $3.0 million. The Company expects to regain compliance with the NYSE MKT’s minimum stockholders’ equity requirement standard by January 15, 2013.

We are also required to provide the NYSE MKT with updates in conjunction with the initiatives of our compliance plan as appropriate or upon request but no later than at each quarter completion with our filings with the Securities and Exchange Commission and that any additional shares we issue during the plan periods will require approval of the management committee of the NYSE Regulation.

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

Subject to there being a current prospectus under the Securities Act, we may redeem all of the currently outstanding warrants at any time after they become exercisable at a price of $0.01 per warrant, upon a minimum of 30 days prior written notice of redemption, if and only if, the last sale price of our ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30-trading-day period ending three business days before we send the notice of redemption. Calling all of such warrants for redemption could force the warrant holders to:

•	exercise the warrants and pay the exercise price for such warrants at a time when it may be disadvantageous for the holders to do so;

•	sell the warrants at the then-current market price when they might otherwise wish to hold the warrants; or

•	accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

Our warrant holders may not be able to exercise their warrants, which may significantly reduce their economic value and create liability for us.

Holders of our warrants will be able to receive shares upon the exercise of the warrants as long as:

•	Our current registration statement on Form F-3 or a similar registration statement under the Securities Act relating to the ordinary shares underlying the warrants remains effective; and

•	such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside.

A registration statement on Form F-3 covering the shares underlying the warrants was declared effective as of September 27, 2011. Some states may not permit us to register the shares issuable upon exercise of our warrants for sale. The value of the warrants will be greatly reduced if the registration statement on Form F-3 covering the shares issuable upon the exercise of the warrants does not remain effective or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. We have agreed to qualify for sale the common stock underlying our warrants in each state in which the units issued in the Ideation initial public offering were initially offered. However we did not agree to qualify such securities in any other state.

Holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised, which could result in the filing of claims against and other losses for us. The Company has extended the expiration dates of certain existing warrants from between November 2012 to December 2013.

Item 4 Information on the Company

A.	History and Development of the Company

History and Development

SearchMedia Holdings’ legal name is SearchMedia Holdings Limited. We are a Cayman Islands exempted company. Our predecessor, Ideation Acquisition Corp., was incorporated on June 1, 2007. SearchMedia operates under The Companies Law (2010 Revision) of the Cayman Islands. Our principal executive offices are located at K-Wah Center #38-03, 1010 Middle Huaihai Road, Shanghai, China, 200031 and our telephone number is 86-2154010959. Our Internet website address is www.searchmediaholdings.com. The Internet website address provided in this Annual Report on Form 20-F is not intended to function as a hyperlink and information obtained at the address is not and should not be considered part of this Annual Report on Form 20-F and is not incorporated by reference in this Annual Report on Form 20-F.

In October 2009, we acquired SearchMedia International pursuant to a share exchange agreement by and among our predecessor, Ideation Acquisition Corp., a Delaware corporation (“Ideation”), ID Arizona Corp., an Arizona corporation and wholly owned subsidiary of Ideation (“ID Arizona”), SearchMedia International, and certain shareholders and warrantholders of SearchMedia International. The share exchange agreement provided for two primary transactions: (1) the redomestication of our predecessor, Ideation, a Delaware corporation, to a Cayman Islands exempted company and (2) the acquisition of SearchMedia International.

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

Prior to January 1, 2008, SearchMedia International incorporated Jieli Investment Management Consulting (Shanghai) Co., Ltd. (“Jieli Consulting”), which in turn entered into contractual agreements with the owners of Jingli Shanghai. The arrangement was to facilitate foreign investors to invest in SearchMedia International as the then PRC laws did not allow direct foreign investment or ownership in advertising companies in the PRC.

In 2008, Jingli, the VIE, acquired 100% or the equity interests of the following subsidiaries:

Name of entity	Place of incorporation
Shanghai Jincheng Advertising Co., Ltd. (“Jincheng”)	PRC
Shaanxi Xinshichuang Advertising Planning Co., Ltd. (“Xinshichuang”)	PRC
Beijing Wanshuizhiyuan Advertising Co., Ltd. (“Wanshuizhiyuan”)	PRC
Shenyang Jingli Advertising Co., Ltd. (“Shenyang Jingli”)	PRC
Qingdao Kaixiang Advertising Co., Ltd. (“Kaixiang”)	PRC
Shanghai Haiya Advertising Co., Ltd. (“Haiya”)	PRC
Tianjin Shengshitongda Advertising Creativity Co., Ltd. (“Shengshitongda”)	PRC
Shanghai Botang Advertising Co., Ltd. (“Botang”)	PRC
Ad-Icon Company Limited (“HK Ad-Icon”)	HKSAR
Changsha Jingli Advertising Co., Ltd. (“Changsha Jingli”)	PRC
Wenzhou Rigao Advertising Co., Ltd. (“Wenzhou Rigao”)	PRC
Wuxi Ruizhong Advertising Co., Ltd. (“Wuxi Ruizhong”)	PRC

On December 11, 2009, HK Ad-Icon established Ad-Icon Advertising (Shanghai) Co., Ltd. (“Ad-Icon Shanghai”), a wholly-owned subsidiary in China, which is permitted to operate advertising businesses in China. In 2010, Ad-Icon Shanghai, acquired 100% of the equity interests in Zhejiang Continental. Furthermore, 100% of the equity interests in Botang, Wanshuizhiyuan, Kaixiang, Wuxi Ruizhong and Shenyang Jingli acquired by Jingli Shanghai have been transferred to Ad-Icon Shanghai during 2010 and 2011.

Effective December 23, 2011, the VIE, Jingli Shanghai, and its subsidiaries including Jincheng, Xinshichuang, Haiya, Shengshitongda, Changsha Jingli and Wenzhou Rigao have all ceased their respective advertisement business so that the VIE structure is no longer required or in place. The Company terminated the VIE's arrangements and ceased to consolidate the financial results of the VIE and its subsidiaries effective December 23, 2011. On May 2, 2012, the Company divested 100% of the equity interests in Zhejiang Continental back to its original selling shareholders.

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

Targeting the rapidly growing number of urban and increasingly affluent consumers in China, we deploy our advertising network across the following select media platforms:

•

Outdoor billboard platform. As of December 31, 2011, we operate a network of about 750 high-impact billboards in 15 cities, including Beijing, Hong Kong, Qingdao, Shanghai, Shenyang, Hangzhou, Shenzhen, Guangzhou, Chongqing and Chengdu. Our billboards are mostly large format billboards deployed in commercial centers and other desirable areas with heavy vehicle or foot traffic.

•

In-elevator platform. As of December 31, 2011, we operate a network of about 150,000 printed and digital poster frames delivered targeted advertising messages inside elevators to captive audiences in high-rise residential and office buildings in over 50 major cities in China. Only approximately 30,000 frames were managed upon concession contracts signed directly with media owners. In the first quarter of 2012, we downsized our operations and currently we primarily resell in-elevator media assets mostly owned by other business partners.

•	Transit advertising platform. As of December 31, 2011, we acted as an agency for a bus advertising network of 5,000 buses in Beijing.

Our multi-platform offerings are cross-marketed by a sales force located in 16 offices across China. Our advertising clients are from industries ranging from telecommunications, insurance and banking, to automobile, real estate, electronics and fast moving consumer goods.

We expect to expand our own concessions and revenue through acquisitions and organic expansion, and capitalize on the growth opportunities in China’s out-of-home advertising and other emerging media markets. For the years ended December 31, 2009, 2010 and 2011, we had revenue of $37.7 million, $49.0 million and $55.6 million and a net loss of $22.6 million, $46.6 million and $13.5 million respectively. At the years ended December 31, 2010 and 2011, we had total assets of $86.9 million and $50.4 million, respectively.

Our shareholders’ deficit as at December 31, 2011 was $13.5 million. Upon completion of the divesture of Zhejiang Continental and elimination of Haiya’s earn-out liabilities in May 2012, our earn-out payable was reduced by $11.2 million which also significantly reduced our shareholders’ deficit. The Company continues to renegotiate with ex-owners of subsidiaries to convert the remaining earn-out liabilities of $12.0 million into the Company’s common shares under the Integration Program. The Company expects the Integration Program will be substantially completed by the end of the second quarter of 2012. The Company also expects the Convertible Note holders to convert their Notes during 2012 and that will increase our shareholders’ equity by another $3.0 million. The Company expects to regain compliance with the NYSE MKT’s minimum stockholders’ equity requirement standard by January 15, 2013.

Our Business

The following table sets forth a breakdown of our total revenues by category for the periods indicated:

	For the years ended December, 31
	2009	2010	2011
	(In thousands)
In-elevator networks	7,025	9,117	8,278
Outdoor billboards	28,854	35,762	39,697
Transits	1,862	4,088	7,596
Total net revenue	37,741	48,967	55,571

SearchMedia Holdings Limited is a holding company and, through its subsidiaries (collectively the “Group”), is principally engaged in the provision of advertising services in the out-of-home advertising industry. The Group’s advertising service revenues generated from customers outside the PRC is less than 10% of the Group’s total consolidated revenues and the Group’s total long-lived tangible assets located outside the PRC is less than 10% of the Group’s total consolidated long-lived tangible assets. Consequently no geographic information is presented.

Advertising Network

We are one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. We have coverage of over 50 cities, including larger cities such as Hong Kong, Shanghai, Hangzhou, Beijing, Guangzhou and Shenzhen. As of December 31, 2011 our advertising network included high-impact billboards, neon signs and light boxes, poster frames located in commercial and residential buildings, and an agency for transit advertising.

Media Products

Our core outdoor billboard and in-elevator portfolios are complemented by our transit advertising platform, which together create an attractive multi-platform, “one-stop shop” service for our local, national and international advertising clients.

Outdoor Billboard Platform

As of December 31, 2011, we operate a network of about 750 high-impact billboards in 15 cities, including Beijing, Hong Kong, Qingdao, Shanghai, Shenyang, Shenzhen, Guangzhou, Hangzhou, Chongqing and Chengdu. Our billboards are mostly large format billboards, banners, light boxes and other outdoor postings deployed in commercial centers and other desirable areas with heavy vehicle and/or foot traffic. Our goal is optimize our billboard portfolio in locations that are desirable for our advertisers while maximizing the profitability of our concession leases.

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

In-Elevator Platform

Our in-elevator poster frames are located primarily on the inside of elevators of modern high-rise buildings and reach a network of over 50 cities in China, including Shanghai, Beijing, Guangzhou and Shenzhen. Two to three poster frames are typically installed in each elevator. The in-elevator platform is characterized by its low cost structure and targets the affluent urban population that is highly desired by advertisers. As of December 31, 2011, our elevator advertising network consisted of about 150,000 poster frames, of which, approximately 30,000 frames were managed upon concession contracts signed by us directly with media owners. In the first quarter of 2012, we downsized our operations and currently we primarily resell in-elevator media assets mostly owned by other business partners.

Our business partners are independent local poster frame media operators at multiple second tier and third tier cities. We do not have ownership interests with these business partners and we have no related party relationships with them. When our clients establish multi-city advertising campaigns through the Company, we resell our business partners’ in-elevator media assets as an agent. Since our business partners are located in cities where we do not own media assets, we have no material conflict of interest or competing interest resulting from selling our business partners’ in-elevator media assets as an agent. As of the first quarter of 2012, the Company has executed approximately 100 cooperative agreements with our business partners. The terms of these agreements range from one month to one year, such that the agreements have various expiration points during the year. Under these agreements, neither party can terminate unilaterally unless there is a breach of contract. The cooperative agreements typically do not include provisions for automatic renewal. However, the Company retains the right of first refusal after the expiration of these cooperative agreements. We continue to renew cooperative agreements as we deem appropriate. The in-elevator advertising platform allows us to target captive audiences comprised of middle- and high-end businesses and consumer groups.

Poster frames may take two forms:

•	Printed Poster Frames. These are frames for posting paper posters advertisements with a visual size of 540mm by 390mm

•

Digital poster frames. These poster frames are LCD screens with memory card slots that allow the screens to change images at regular intervals. Our digital poster frames change images in loops, with typically six images within each 60-second loop. The visual size of the screens is typically 405mm by 305mm.

We sell advertising space on our poster frame network on a per display basis. For each frame that is upgraded from printed poster frame to digital frame, up to six multiple digital images can now be displayed inside each physical frame and we increase our available advertising inventory and opportunities for revenue.

Recently, we scaled down some of our operations and closed four unprofitable offices under our subsidiary Ad-Icon Shanghai that were involved in the elevator business. We will continue to serve those markets by relying on our other subsidiaries to represent us in the cities affected by the closings. This strategic decision will reduce the overlap in resources and also minimize overhead expenses. As a result of our strategic decision to close these offices, we have reduced the number of media screens from our current portfolio by 20,000 screens. As a result of the office closings, we were able to subsequently downsize the sales & marketing and assets development team to reduce overhead expenses and to improve our operating margins.

Transit Advertising Platform

We represent a network of approximately 5,000 buses for bus-body advertising in Beijing. This advertising consists of large format sticker advertising.

Advertising Clients

We are able to support a large and diverse base of local, national and international advertisers with coverage of over 50 cities and a broad range of media offerings These advertising clients are from diverse industries ranging from telecommunications, insurance and banking, to automobiles, real estate, electronics and fast-moving consumer goods.

We enter into most of our advertising contracts with advertising agencies. We also enter into a portion of advertising contracts with direct clients. Our top five advertising clients in aggregate accounted for approximately 29.1% of our advertising service revenues for the year ended December 31, 2011.

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

Sales

As of December 31, 2011, our sales efforts were spearheaded by a team of approximately 90 advertising sales personnel in 12 cities. Our sales personnel generally have prior sales experience in China’s advertising industry and, once hired, receive training to gain a deeper understanding of the out-of-home advertising market, our advertising network, our competitive strengths and the value propositions we offer our advertising clients. We also provide our sales personnel with current data that measures the effectiveness of our advertising network and case studies of successful campaigns conducted on our network. Our sales personnel typically earn commissions on sales, in addition to base salaries.

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

Competitive Advantages

We believe we enjoy the following advantages over our competitors:

Nationwide coverage and leading market share. With a nationwide coverage of over 50 cities throughout China and Hong Kong, we are one of the largest operators of out-of-home advertising media networks in China. We believe our market share and experience have enabled us to build a strong brand and reputation in the industry and have allowed us to attract a highly diversified advertising base of national and international clients, in addition to a broad client list of local advertisers. We believe our growing nationwide coverage, our market share and diversified, effective advertising media platforms will continue to help us expand our client base and media portfolio, create significant barriers to entry in existing markets and provide added leverage in our quest to expand to new geographic and advertising markets.

Extensive advertising network across multiple media platforms. We believe our extensive advertising network across multiple media platforms allows us to act as a “one-stop shop” for advertising clients that seek nationwide distribution of advertising content across multiple advertising channels, including outdoor billboards, elevators, and transits. The site-specific billboards and frames in our large portfolio further combine nationwide marketing with the benefit of precision targeting of audiences. These attributes allow us to accommodate clients that desire to scale and optimize their advertising solutions based on their advertising budgets, targeted audiences and nature of marketing. Additionally, we believe that many of our clients are often using in-elevator advertising for promotional purposes, as opposed to only brand awareness, which is a core strategy for these advertisers regardless of the economic climate. We believe the appeal of our scalable, targeted and effective advertising solutions will continue to attract new and recurring clients.

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

Competition

As a multi-platform media company with a coverage of over 50 cities in China and Hong Kong, we compete with different players across our platforms and cities of operation. We compete for advertising clients generally on the basis of network coverage, service quality, technology, media offerings, services and brand name. We have built our competitive position primarily on our nationwide coverage, leading market share, and our ability to offer broad geographic coverage, diverse media platforms and quality services.

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

•	Transit platform. We compete with other operators of bus-body advertising.

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

Intellectual Property

Our brand, trade secrets and other intellectual property rights contribute to our competitive advantage in the outdoor advertising market in China. To protect our intellectual property, we rely on a combination of trademark law, trade secret protection and restriction on disclosure laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, consultants and others.

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

Restrictions on Foreign Ownership in the Advertising Industry

The principal regulations governing foreign investment in the advertising industry in China include:

•	Administrative Regulations on Foreign-Invested Advertising Enterprises (2008); and

•	Notice on the Relevant Issues regarding Establishing Foreign-Invested Advertising Enterprises by Foreign Investors through Equity Acquisitions (2006)

Under the Administrative Regulations on Foreign-Invested Advertising Enterprises, there are no longer any maximum foreign shareholding percentage restrictions that were previously applicable to foreign-invested advertising enterprises. However, foreign investors are required to have at least three years of prior experience operating an advertising business outside of China as their main business before they may receive approval to directly own a 100% interest in an advertising company in China. Foreign investors with at least two years of prior experience operating an advertising business outside of China as their main business are allowed to establish a joint venture with domestic advertising enterprises to operate an advertising business in China.

Regulation of Advertising Services

The SAIC is the government agency responsible for regulating advertising activities in China. Regulations governing advertising business mainly include:

•	Advertisement Law of the People’s Republic of China (1994)

•	Administrative Regulations for Advertising (1987)

•	Implementation Rules for the Administrative Regulations for Advertising (2004)

According to the regulations listed above, companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. An enterprise engaging in an advertising business as specified in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity as specified in the laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

The PRC advertising laws and regulations set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising operators and advertising publishers are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with the applicable law. Violations of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke the violators’ licenses or permits for their advertising business operations.

Business License for Advertising Companies

According to the regulations listed above, companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. An enterprise engaging in an advertising business as specified in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity as specified in the laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

Advertising Content

The PRC advertising laws and regulations set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising operators and advertising publishers are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with the applicable law. Violations of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke the violators’ licenses or permits for their advertising business operations.

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

Regulations on Trademarks

The PRC Trademark Law (amended in 2001) and the PRC Trademark Implementing Regulations provide the basic legal framework for the regulation of trademarks in China, and the SAIC is responsible for the registration and administration of trademarks throughout the country. The PRC has adopted a “first-to-file” principle with respect to trademarks.

Under PRC Trademark Law of China, the required process for successful registration of a trademark consists of the following steps:

(1)	The Company would determine whether there is an identical or similar trademark in the advertisement industry in the Chinese trademark data system.

(2)	The Company would submit the trademark application documents to the Chinese trademark authority.

(3)	If the trademark application documents are accepted, the Chinese trademark authority would issue a notice on pre-approval of the trademark and would make a public announcement of the pre-approval of the trademark.

(4)	Although anyone can make an objection within three months after public announcement of the trademark pre-approval, if no objection has been initiated by the expiration of that three month period, the Chinese trademark authority will issue a trademark certificate to the applicant and will make a public announcement of the trademark certificate.

With regard to the SearchMedia trademark registration, the Company completed step (1) of the process by the end of 2010. However, after further review, the Company does not consider the “SearchMedia” trademark essential to our advertising agency business, hence we have suspended the trademark application.

SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options

On October 21, 2005, the SAFE issued a regulation entitled “Circular on several issues concerning foreign exchange regulation of corporate finance and roundtrip investments by PRC residents through special purpose companies incorporated overseas,” or Circular No. 75, which became effective as of November 1, 2005.

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

On February 15, 2012, SAFE promulgated the Notice regarding Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Option Plan of Overseas-Listed Companies, or Stock Option Notice, which substitutes the Stock Option Rule promulgated by SAFE on March 28, 2007. Under the Stock Option Notice, the domestic individuals as defined under the Foreign Exchange Administration Regulations who are granted stock options or other incentive alternatives by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures.

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

There is still uncertainty as to how the new regulations will be interpreted or implemented or whether prior approval from CSRC is required under the new regulations for the listing and trading of our shares on NYSE MKT. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for SearchMedia to grow through acquisitions.”

Regulations on Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, passed the new Enterprise Income Tax Law, or the new EIT Law which became effective on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new EIT Law.

The new EIT Law applies a uniform 25% Enterprise Income Tax rate to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors. Furthermore, dividends out of earnings paid by a foreign-invested enterprise to a non-resident shareholder are subject to a withholding tax of 10%, which may be reduced under any applicable bi-lateral tax treaty between the PRC and the jurisdiction where the non-resident shareholder resides. Under the new EIT Law and Implementation Rules, an enterprise registered under the laws of a jurisdiction outside the PRC may be deemed a PRC tax resident if its place of effective management is in the PRC, and an enterprise’s place of effective management may be deemed to be in the PRC if the PRC is the location of its “de facto management bodies”, which are defined as the bodies that have substantial and overall management and control over such aspects as the operations, personnel, accounting, and properties of the enterprise. See “Risk Factors — Risk Related to Doing Business in the People’s Republic of China — If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.”

Pursuant to the Arrangement between Mainland of the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income signed on August 21, 2006, a company incorporated in Hong Kong will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it is deemed the beneficial owner by PRC tax authorities and holds a 25% or more equity interest in that particular PRC subsidiary at the time of the distribution, or at a rate of 10% if it holds less than a 25% equity interest in that subsidiary or is not the beneficial owner of the income.

Pursuant to the PRC Individual Income Tax Law, or the Individual Income Tax Law, adopted on December 29, 2007 and amended on June 30, 2011, individuals who are domiciled in the PRC or who are not domiciled but have resided in the PRC for at least one year are required to pay Individual Income Taxes in accordance with the Individual Income Tax Law on income derived from sources in and outside the PRC. For those individuals who are neither domiciled in nor residents of the PRC, or who are not domiciled and reside for less than one year in the PRC, are required to pay Individual Income Taxes in accordance with this law on income derived from sources within the PRC.

C.	Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries before and after the termination of the VIEs on December 23, 2011.

SMHL Organization Chart Before December 23, 2011

SMHL Organization Chart After December 23, 2011

SearchMedia Holdings Limited (NYSE AMEX: IDI) (Cayman)
SearchMedia International Limited (Cayman)
Ad-Icon Company Limited (HK) (9)
Offshore
Onshore (China)
Ad-Icon Advertising (Shanghai) Co. Ltd (WOFE) (10)
QuanWei Advertising (Shanghai) Co. Ltd. (WOFE) (11)
Shanghai Botang Advertising Co. Ltd (3)
Qingdao Kaixiang Advertising Co. Ltd. (8)
Beijing Wanshuizhiyuan Advertising Co. Ltd (4)
Wuxi Ruizhong Advertising Co. Ltd (5)
Shenyang Jingli Advertising Co. Ltd (6)
Zhejiang Continental Advertising Co. Ltd (7)
refers to 100% equity control
(includes only operating subsidiaries)

(1)	Jieli Investment Management Consulting (Shanghai) Co., Ltd., or Jieli Consulting, a Chinese limited liability company, 100% owned by SearchMedia International.
(2)	Jieli Network Technology Development (Shanghai) Co., Ltd, or Jieli Network, a Chinese limited liability company, 100% owned by SearchMedia International for the purpose of facilitating foreign capital investment into the PRC.
(3)	Shanghai Botang Advertising Co., Ltd, or Shanghai Botang, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(4)	Beijing Wanshuizhiyuan Advertising Co., Ltd, or Beijing Wanshuizhiyuan , a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(5)	Wuxi Ruizhong Advertising Co., Ltd., or Wuxi Ruizhong, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(6)	Shenyang Jingli Advertising Co., Ltd., or Shenyang Jingli, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(7)	Zhejiang Continental Advertising Co, Ltd., or Zhejiang Continental, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai. Zhejiang Continental was disposed on May 2, 2012.
(8)	Qingdao Kaixiang Advertising Co., Ltd., or Qingdao Kaixiang, a Chinese limited liability company, 100% owned by Jingli Shanghai.
(9)	Ad-Icon Company Limited, or Ad-Icon, a company incorporated under the laws of Hong Kong, 100% owned by SearchMedia International.
(10)	Ad-Icon Advertising (Shanghai) Co., Ltd., or Ad-Icon Shanghai, a Chinese limited liability company, 100% owned by Ad-Icon.
(11)	Quanwei Advertising (Shanghai) Co. Ltd., or Quanwei, a Chinese limited liability company, 100% owned by Ad-Icon.

Before the termination of the VIE, most of our advertising business in China was provided through Ad-Icon Shanghai and its subsidiaries, with a portion of our operations provided through our contractual arrangements with our consolidated PRC variable interest entities, namely, Jingli Shanghai, and its subsidiaries. Our consolidated PRC variable interest entities hold the requisite licenses to provide advertising services in China. Our subsidiary, Jieli Consulting, has entered into a series of contractual arrangements with Jingli Shanghai and its subsidiaries and shareholders under which:

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

At the time of the termination of the VIE on December 23, 2011, Jingli Shanghai still held 100% of the equity interests of our other Chinese affiliates, namely, Tianjin Shengshitongda, Shanghai Jincheng, Shaanxi Xinshichuang, Changsha Jingli and Wenzhou Rigao. Upon termination of the VIE structure with Jingli Shanghai, we had no equity ownership in or contractually control over these entities.

Great Talent Holdings Ltd., (“Great Talent”), a Hong Kong company, was established by SearchMedia International in early 2008. SearchMedia International originally intended to utilize this entity for tax planning purposes. In April 2008, SearchMedia International acquired Ad-Icon Company Limited (HK) and determined not to use Great Talent for tax planning purposes. As such, Great Talent has remained inactive since it was established.

VIEs arrangements (Terminated as of December 23, 2011)

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

PRC regulations currently prohibit or restrict foreign ownership of media and advertising business with the exception that foreign entities that directly invest in the advertising industry in China are required to have at least three years of direct operations in the advertising industry outside of China pursuant to the Administrative Regulations on Foreign-invested Advertising Enterprises (2004, as amended in 2008). As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Prior to the incorporation of Ad-Icon Shanghai, a WOFE permitted to operate advertising businesses in China, and to comply with PRC laws and regulations, the Company conducts substantially all of its operations through its VIE. The VIE is wholly owned by certain ex-employees of the Company (“nominee shareholders”).

Upon the formation of the VIE, the Company entered into various agreements with the VIE, through which, the Company holds all of the variable interests of the VIE. Details of key agreements with the VIE are as follows:

Contractual Arrangements with Jingli Shanghai and its Shareholders

Loan Agreement. Pursuant to the loan agreement dated September 10, 2007 between Jieli Consulting and the shareholders of Jingli Shanghai, namely Ms. Qinying Liu and Ms. Le Yang, Jieli Consulting granted an interest-free loan to each shareholder. The principal amounts of the loans to Ms. Qinying Liu and Ms. Le Yang were $6.7 million and $4.5 million, respectively, in proportion with their respective original capital contributions to Jingli Shanghai. The term of the loan agreement is 10 years and may be extended for another ten years automatically unless Jieli Consulting terminates the agreement in a written form three months before the expiration date of the agreement. The loan can be repaid only with the proceeds from the transfer of the shareholder’s equity interest in Jingli Shanghai to Jieli Consulting or another person designated by Jieli Consulting at the minimum price permitted by then applicable PRC law. Jieli Consulting may accelerate the loan repayment upon certain events, including if a shareholder dies, loses action capacity, no longer works for Jingli Shanghai or any affiliate of Jingli Shanghai, or commits a crime, or if Jieli Consulting so informs a shareholder as permitted by then applicable PRC law.

Equity Pledge Agreement. Pursuant to the equity pledge agreement dated September 10, 2007 among Jieli Consulting, Jingli Shanghai, and its shareholders, each shareholder has pledged all of her equity interest in Jingli Shanghai to Jieli Consulting to guarantee the performance of the shareholders’ and Jingli Shanghai’s obligations under the loan agreement, the exclusive call option agreement, and the exclusive technical consulting and service agreement. If Jingli Shanghai or any of its shareholders breaches its respective contractual obligations under these agreements, Jieli Consulting, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interest in Jingli Shanghai without the prior written consent of Jieli Consulting. The equity pledge agreement will expire after Jingli Shanghai and its shareholders fully perform their respective obligations under the loan agreement, the exclusive call option agreement and the exclusive technical consulting and service agreement, each briefly described in this section of the Form 20-F.

Exclusive Call Option Agreement. Under the exclusive call option agreement dated September 10, 2007 among Jingli Shanghai, its shareholders, and Jieli Consulting, Jingli Shanghai and its shareholders irrevocably granted Jieli Consulting or its designated person an exclusive option to purchase, when and to the extent permitted under then applicable PRC law, all or part of the equity interests in Jingli Shanghai. The exercise price for all of the equity interests of Jingli Shanghai is the minimum price permitted by then applicable PRC law or a higher price determined by Jieli Consulting. Unless this exclusive call option agreement is terminated on an earlier date as agreed upon by the parties to the agreement, the term of the agreement is ten years and may be extended for another ten years automatically unless Jieli Consulting terminates the agreement in writing three months before the expiration date of the agreement. Pursuant to this call option agreement,

•

The shareholders of Jingli Shanghai may not change the articles of association, bylaws, registered capital or shareholding structure of Jingli Shanghai, without the prior written consent of Jieli Consulting;

•	Jingli Shanghai may not acquire or merge with any third parties, or invest in any third parties, without the prior written consent of Jieli Consulting;

•	Jingli Shanghai may not generate, delegate, guarantee for, or allow existing any indebtedness without the prior consent or confirmation of Jieli Consulting, except in the ordinary courses of business;

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

•

Power of Attorney. The shareholders of Jingli Shanghai have executed a power of attorney to Mr. Guojun Liang, which irrevocably authorizes Mr. Liang (who is the husband of Ms. Qinying Liu), to vote as such shareholders’ attorney-in-fact on all of the matters of Jingli Shanghai requiring shareholder approval.

•

Exclusive Technical Consulting and Service Agreement. Pursuant to the exclusive technical consulting and service agreement dated September 10, 2007 between Jingli Shanghai and Jieli Consulting, Jieli Consulting has the exclusive and irrevocable right to provide to Jingli Shanghai technical consulting services related to the business operations of Jingli Shanghai. Jingli Shanghai agrees to pay annual technical service fees to Jieli Consulting based on the actual services provided by Jieli Consulting. If Jingli Shanghai does not generate net profits in a fiscal year, Jieli Consulting agrees not to charge services for that year. The term of this agreement is 10 years commencing on September 10, 2007 and may be extended automatically for another 10 years unless Jieli Consulting terminates the agreement by a written notice three months before the expiration date.

The agreements above did not provide substantive kick-out right of the VIE to unilaterally terminate the contracts and the VIE could not force termination by paying a termination fee. The VIE also need to agree to an extension of fixed term. As a result of these agreements, Jieli Consulting exercised effective control over the VIE, received substantially all of the economic benefits and residual interest and absorbs all of the risks and expected losses from the VIE, and had an exclusive call option to purchase all the equity interest in the VIE at a minimal price. Therefore, Jieli Consulting was considered as the primary beneficiary of the VIE and accordingly the financial statements of these VIE were consolidated in the Company’s consolidated financial statements.

The Company believes that Jieli Consulting’s contractual arrangements with the VIE were in compliance with PRC law and were legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to control the VIE also depended on the voting power obtained under the power of attorney, described above. Jieli Consulting had the power to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believed the power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could, among other things:

•	revoke the Company’s business and operating licenses;

•	require the Company to discontinue or restrict operations;

•	restrict the Company’s right to issue the invoice and collect revenues;

•	block the Company’s websites;

•

require the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which the Company may not be able to comply; or

•	take other regulatory or enforcement actions against the Company that could be harmful to the Company’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Company’s ability to conduct the Company’s business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE and its subsidiaries or the right to receive its economic benefits, the Company would no longer be able to consolidate the VIE. The Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Jieli Consulting, or the VIE.

Effective December 23, 2011, the VIE, Shanghai Jingli Advertising Co., Ltd. (“Jingli”), and its subsidiaries have all ceased their respective advertisement business so that the VIE structure is no longer required or in place.

D.	Property, Plant and Equipment

Our headquarters are located at K-Wah Center #38-03, 1010 Middle Huaihai Road, Shanghai, China, 200031, where we lease approximately 100 square meters of office space. As of December 31, 2011, our offices in 12 cities occupy an aggregate of approximately 4,150 square meters of leased space.

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

Targeting the rapidly growing number of urban and increasingly affluent consumers in China, we deploy our advertising network across the following select media platforms:

•

Outdoor billboard platform. As of December 31, 2011, we operate a network of about 750 high-impact billboards with over 500,000 square feet of surface display area in 15 cities, including Beijing, Hong Kong, Qingdao, Shanghai, Shenyang, Shenzhen, Guangzhou, Hangzhou, Chongqing and Chengdu. Our billboards are mostly deployed in commercial centers and other desirable areas with heavy vehicle or foot traffic.

•

In-elevator platform. As of December 31, 2011, we operate a network of about 150,000 printed and digital poster frames delivered targeted advertising messages inside elevators to captive audiences in high-rise residential and office buildings in over 50 major cities in China. Only approximately 30,000 frames were managed upon concession contracts signed directly with media owners.

•	Transit advertising platform. As of December 31, 2011, we acted as an agency for a bus advertising network of 5,000 buses in Beijing.

Our multi-platform offerings are cross-marketed by a sales force located in 16 offices across China. Our advertising clients are from industries ranging from telecommunications, insurance and banking, to automobile, real estate, electronics and fast moving consumer goods.

During December of 2011 and year to date of 2012, the Company has streamlined the business by eliminating unprofitable or under-performing operations such as Shanghai, Beijing, Guangzhou, and Shenzhen in-elevator businesses, other subsidiaries that were eliminated as a result of the VIE structure termination, and divested Zhejiang Continental back to its previous owners and eliminated the related earn-out liability (please refer to liquidity and capital resources section for more details). The Company believes that the cost savings from eliminating the remaining earn-out obligations pursuant to the separation agreement for Zhejiang Continental frees up the Company’s resources for use in other more promising opportunities.

As a result of the aforementioned business streamlining, sales and marketing team and headquarter headcount had been downsized to reduce overhead costs and improve cashflow.

If the Company's earn-out obligations for the remaining acquired subsidiaries are not extinguished pursuant to our Integration Program, our ability to raise additional capital may be jeopardized. Furthermore, our business strategy to pursue organic growth and the viability of new concessions and other projects is dependent upon our ability to raise new funding.

We expect to continue expanding our own concessions through acquisitions and organic expansion and capitalize on the growth opportunities in China’s out-of-home advertising and other emerging media markets.

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

Company Specific Trends and Uncertainties

Our operating results are also directly affected by company-specific factors, including the following:

•

Ability to maintain market position and expand into new cities. The market for out-of-home advertising services continues to evolve rapidly, and as a multi-platform media company with a presence in major cities in China, we compete with different players across our platforms and cities of operation. For our in-elevator advertising platform, we compete primarily with other nationwide operators of in-elevator poster frame advertising. We may face competition in individual cities from local and regional players and new entrants into the local and regional market from time to time. For our billboard advertising platform, we compete against mostly local or regional outdoor billboard owners and operators, as the outdoor billboard market in China is largely fragmented. We also compete for the advertising budget of advertisers with other operators of out-of-home advertising and operators of other advertising media including television, radio, newspapers, magazines and the Internet. Our continued ability to maintain our market position is central to our ability to attract new clients, expand relationships with site owners and managers and increase our revenues.

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

•

Ability to integrate acquired companies. We acquired a number of advertising businesses in 2008 and 2010. We have been in the process of integrating and centralizing the operational accounting, legal, human resource and administrative functions of the acquired companies. Due to certain corporate issues and unpaid earn-out obligations, such efforts, to date, have not fully met our expectations which create a substantial risk that we may not be able to fully realize the anticipated benefits of these acquisitions. The extent to which we are able to successfully integrate the acquired companies into our business, in terms of sales and marketing, client service, growth strategy and corporate culture, will impact our results of operations, financial control, and internal control over financial reporting.

•

Ability to cross-sell. Our ability to increase revenues by effectively leveraging our multi-platform advertising network will be determined by our ability to integrate our sales efforts and successfully implementing cross-selling sales initiatives. To further implement cross-selling initiatives, we plan to employ an integrated sales approach under which we will coordinate the sales and maintenance teams across platforms and geographic regions and provide them with the proper incentive structure to encourage more cohesive and consistent services to our clients and a heightened awareness of opportunities to cross-sell our media offerings while optimizing advertising solutions for our clients

•

Long outstanding accounts receivables days. As our accounts receivables are closely tied with our key sales employees and ex-owners of our subsidiaries, full and timely cooperation from these individuals are imperative in our accounts receivables collection. Any disagreement or dispute with such individuals due to certain corporate issues and unpaid earn-out bligations may cause delays in accounts receivables collection or even their recoverability.

•	Other receivables due to ex-owners withdrawals from the subsidiary and related party transactions. Such transactions are prevalent at the subsidiary level and may affect the cashflow of the group.

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

As of December 31, 2010 and 2011, our accounts receivable includes amounts earned and recognized as revenues of US$6.1 million and US$2.1 million, respectively but not yet billed (unbilled receivables). Management expects all unbilled receivables to be billed and collected within 12 months of the balance sheet date.

As December 31, 2011, we provided a $4.5 million reserve against accounts receivable. Management’s estimate of the appropriate reserve on accounts receivable at December 31, 2011 was based on the aged nature of these accounts receivable. In making its judgment, management assessed its customers’ ability to continue to pay their outstanding invoices on a timely basis, and whether their financial position might deteriorate significantly in the future, which would result in their inability to pay their debts to us.

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

Pursuant to a series of acquisition agreements signed with each of the acquired entities’ ex-owners in 2008 and 2010, the purchase consideration for each acquisition would be settled in cash and is contingent based on the operational results agreed and confirmed by us and each of the acquired entities’ ex-owners (“earn-out period”). The acquisitions in 2008 were based on a pre-determined multiple of net income for the first two years after the acquisition. At the acquisition dates in 2008, the Company accounted for the acquisition under FAS 141 and no goodwill was recognized due to the contingent nature of the consideration. Based on the Group’s audited operating results through December 31, 2009 and the amended acquisition agreements during December 31,2010, the Company recorded additional consideration payable which resulted in additional goodwill in 2010. As such, the Group recognized contingent consideration in 2010 and then immediately recognized goodwill impairment when the implied fair value of the goodwill was lower than the carrying value.

In April 2009, the FASB issued Staff Position No. FSP FAS 141(R)-1,“Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“ASC Topic 805-20”). This updated guidance amended the accounting treatment for assets and liabilities arising from contingencies in a business combination and requires that pre-acquisition contingencies be recognized at fair value, if fair value can be reasonably determined. For the 2010 acquisition, the contingent consideration was initially recognized at fair value based on best estimate and goodwill was recognized in accordance with ASC Topic 805-20. Upon resolution of the contingency, adjustment to goodwill or against the identifiable net assets is to be made.

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

As of December 31, 2010 and 2011, we had a goodwill balance of $46.0 million and $16.9 million, respectively, which is not deductible for tax purposes. The results of our annual impairment test resulted in a goodwill impairment loss of $39.4 million mainly due to our billboard and agency service business in 2010, and $27.9 million for our billboard and agency service business in 2011, as the valuations indicated that the fair value of the businesses were less than the carrying value.

For the methodology for the fair value used to determine the goodwill impairment, we applied the income approach where the discounted cash flow analysis has been performed to estimate the total enterprise value. Under this approach, the free cash flow to the Company was first estimated and then the after tax weighted average cost of capital was used to discount the cash flow to calculate the estimated value.

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

As at the year ended December 31, 2010 and 2011, we performed the goodwill impairment test based on the actual net income in 2010 and 2011 which is significantly lower than the 2008 and 2009 net income. This indicated that the historical operating results will not be indicative of future operating results. The primary drivers in our assumptions that resulted in the goodwill impairment charges includes:

•	the decline in business performance and divestiture of Zhejang Continental in 2012;

•	significantly reduced projected future cash flow based on actual financial results;

•	an increase in the discount rate to discount our future cashflow;

•

the acquisition took place before the financial crisis in 2008. The overall business dropped significantly due to the economic downturn. We do not expect a recovery of the economy in our cash flow projections;

•	the ex-owners had less incentive to expand the business after the earn-out period; and

•	the synergy of consolidating and integrating multiple acquired businesses is lower than what we expected.

b) Impairment of long-lived assets other than goodwill

Indefinite-lived intangible assets are assessed for impairment at least annually based on comparisons of their respective fair values to their carrying values. Finite-lived intangible assets are amortized over their respective useful lives and, along with other long-lived assets, are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets.”

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

The fair value of the Group’s financial assets and liabilities approximate their carrying amount because of short-term maturity of these instruments. The Group’s option and acquisition consideration payable fall into Level 3 and there were no transfers in or out of Level 3 during the years presented.

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

We determined the estimated grant-date fair value of share options based on the Binomial Tree option-pricing model using the following assumptions:

Options granted to employee:	2009	2010	2011
Risk-free rate of return	3.43%	2.744%-4.142%	2.35%
Weighted average expected option life	10 years	10 years	10 years
Expected volatility rate	40.3%	64.00%	102.20%
Dividend yield	0%	0%	0%

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

Recently issued accounting standards

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended the FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change particular principles in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011 and should be applied prospectively. The Group does not expect that ASU 2011-04 will have a significant impact on its consolidated results of operations or financial position.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires an entity to present items of net income, other comprehensive income and total comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers the effective date of the changes in ASI 2011-05 that relate to the presentation of reclassification adjustments for each component of other comprehensive income in both net income and other comprehensive income. The amendments in the ASU’s do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 and ASU 2011-12 are both effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and must be applied retrospectively. The Group will be required to adopt ASU 2011-05 and ASU 2011-12 no later than the quarter beginning January 1, 2012. As the ASUs require additional presentation only, there will be no impact to the Group’s consolidated results of operations or financial position.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. Previous guidance required an entity to test goodwill for impairment by first comparing the fair value of a reporting unit with its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Group will be required to adopt ASU 2011-08 as of January 1, 2012 and does not expect that ASU 2011-08 will have a significant impact on its consolidated results of operations or financial position.

A.	Operating Results

Results of Operations

For the Year ended December 31, 2011 compared to the Years ended December 31, 2010 and December 31, 2009

The following table sets forth the amounts and the percentage relationship to revenues of certain items in our consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011:

	For the Years Ended December 31,			Increase/ (Decrease)%	Increase/ (Decrease) %
(Amount in thousands)	2009	2010	2011
				2010 vs 2009	2011 vs 2010
Revenues	$37,741	$48,967	$55,571	30%	13%
Cost of revenues	(28,059)	(36,454)	(45,788)	30%	26%

Gross profit	9,682	12,513	9,783	29%	(22%)

Operating expenses
Loss on impairment of goodwill	(15,749)	(39,411)	(27,927)	150%	(29%)
Loss on impairment of intangible assets	—	—	(2,723)	—	—
Gain on termination of VIEs	—	—	9,551	—	—
Change of fair value of acquisition consideration payable	—	—	10,681	—	—
Gain from extinguishment of acquisition consideration payable	—	—	4,340	—	—
Loss on abandonment of lease	(550)	(1,256)	—	128%	(100%)
Loss on disposals of fixed assets	(15)	(4)	—	(73%)	(100%)
Sales and marketing expenses	(3,384)	(4,462)	(6,722)	32%	51%
General and administrative expenses	(13,832)	(12,203)	(10,221)	(12%)	(16%)

Total operating expenses	(33,530)	(57,336)	(23,021)	71%	(60%)

Loss from operations	(23,848)	(44,823)	(13,238)	88%	(70%)
Other income/(expense)
Interest income	11	24	34	118%	42%
Interest expense	(1,962)	(45)	(89)	(98%)	98%
Increase in fair value of liability warrant	824	—	—	(100%)	—
Gain on extinguishment of the notes	6,669	—	—	(100%)	—
Other income/ (expense), net	—	(368)	(79)	—	(79%)
Foreign currency transaction loss, net	(24)	(7)	(4)	(71%)	(43%)

Total other income/ (expense)	5,518	(396)	(138)	(107%)	(65%)

Loss before income taxes	(18,330)	(45,219)	(13,376)	147%	(71%)
Provision for income taxes	(4,319)	(1,420)	(83)	(67%)	(94%)

Net loss	$(22,649)	$(46,639)	$(13,459)	106%	(71%)

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

•

Transit advertising platform. We typically sign advertising contracts with terms ranging from one to three months for bus advertisements. The price typically consists of advertising fees and production fees. Typically, the contracts specify a certain combination of bus lines and we have the discretion to assign specific and bus lines for each contract. Service payments are typically required at pre-specified dates prior to the completion of the contract.

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

Revenues for the year ended December 31, 2011 were $55.6 million compared to $49.0 million for the year ended December 31, 2010 and $37.7 million for the year ended December 31, 2009. Revenue in 2011 increased primarily due to the expansion of outdoor billboard and agency services. The Company acquired new clients mainly in the electronic and auto industry. We intend to increase the number of contracts in the future in addition to increasing the average revenue per contract.

Cost of revenues. The cost of revenues consists primarily of operating lease cost of advertising space for displaying advertisements, depreciation of advertisement display equipment, amortization of intangible assets relating to lease agreements and direct staff and material costs associated with production and installation of advertisement content. Cost of revenues for the year ended December 31, 2011 was $45.8 million compared to $36.5 million for the year ended December 31, 2010 and $28.1 million for the year ended December 31, 2009. The costs of revenues for both periods primarily consisted of leasing cost to site owners and managers. The increase in cost of revenues in 2011 was primarily due to the increase in number of outdoor billboards and agency costs throughout the year. The cost of revenues as a percentage of revenues was 82.4% for 2011, as compared to 74.4% for 2010 and 74.3% for 2009. The increase in 2011 was due primarily to the increase in provision of agency services which had higher cost of revenues than self owned billboards and elevators.

Gross profit. Our gross profit for the year ended December 31, 2011 was $9.8 million compared to $12.5 million for the year ended December 31, 2010 and $9.7 million for the year ended December 31, 2009. Our gross margin decreased from 25.7% in 2009 to 25.6% in 2010 and decreased to 17.6% in 2011 due primarily to changes in the mix of service offerings. The contribution of agency services revenue to the total revenue for the year ended December 31, 2009, 2010 and 2011 was 57.2%, 59.5% and 75.7% respectively. Our average gross profit margin for agency service is 12.6%.

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

Recently, we scaled down some of our operations and closed four unprofitable offices under our subsidiary Ad-Icon Shanghai that were involved in the elevator business. We will continue to serve those markets by relying on our other subsidiaires to represent us in the cities affected by the closings. This strategic decision will reduce the overlap in resources and also minimize overhead expenses. As a result of our strategic decision to close these offices, we have reduced the number of media screens from our current portfolio by 20,000 screens. As a result of the office closings, we were able to subsequently downsize the sales & marketing and assets development team to reduce overhead expenses and to improve our operating margins.

Total operating expenses for the year ended December 31, 2011 were $23.0 million compared to $57.3 million for the year ended December 31, 2010 and $33.5 million for the year ended December 31, 2009. The significant components of operating expenses are set forth below:

•

Loss on impairment of goodwill and intangible assets. As a result of the reduction of the estimated value of the reporting units as part of annual impairment tests, goodwill and intangible assets were reduced by $15.7 million in 2009, $39.4 million in 2010 and $30.7 million in 2011, respectively.

•	Gain on termination of VIE. The Group recognized gain of $9.6 million on the termination of VIEs at December 23, 2011.

•

Change of fair value of acquisition consideration payable. On May 31, 2010, the Group acquired 100% of the equity interest in Zhejiang Continental. The consideration was based on a predetermined earn-out formula applied to audited operating results through December 31, 2010 and 2011. At the acquisition date, the contingent consideration payable was recognized at fair value based on historical and forecast operational results agreed to and confirmed by the Group. As at December 31, 2011, the contingent consideration of Zhejiang Continental was resolved and there was a reduction of total consideration compared to the initial estimated contingent purchase price. An adjustment to contingent consideration of $10.7 million was recognized to the income statements. On May 2, 2012, the Company divested Zhejiang Continental back to the previous owners. See “Liquidity and Capital Resources” section for details.

•

Gain from extinguishment of acquisition consideration payable. The contingent consideration of Kaixiang, Wuxi Ruizhong and HK Ad-Icon were partially settled in 2011 and a gain of $4.3 million was recognized to the income statement due to issuance of the Company’s shares at a price lower than the price initially agreed at acquisition.

•

Sales and marketing expenses. Sales and marketing expenses were $6.7 million for the year ended December 2011 compared to $4.5 million for the year ended December 31, 2010 and $3.4 million for the year ended December 31, 2009, primarily due to the changes in sales commissions in line with the net revenues and increase in marketing expenses.

•	General and administrative expenses. General and administrative expenses were $10.2 million for 2011 compared to $12.2 million for 2010 and $13.8 million for 2009.

The following table describes our general and administrative expenses for the years ended December 31, 2009, 2010 and 2011. The increase in bad debt expenses in 2010 and 2011 is primarily due to an increase in bad debt for elevator and billboards subsidiaries. Staff salary increased from $2.8 million in 2009 to $3.1 million in 2010 is primarily due to a new acquisition and expansion of business. Staff salary declined in 2011 as a result of reduction in staff. Professional fees in 2009 were higher than 2010 and 2011, primarily due to the expenses related to the completion of the Business Combination. Share based compensation represents amortization of fair value of options and shares granted to our staff. The amount increased in 2010 due to more options granted after the Business Combination.

	For the Years Ended December 31
(Amounts in thousands)	2009	2010	2011
Bad debt expense	$1,611	$2,197	$2,905
Professional fee	4,759	2,435	1,947
Salary expense	2,785	3,066	2,846
Rental expense	1,643	524	488
Share-based compensation	403	2,107	771
Other G&A expense	2,631	1,874	1,264

	$13,832	$12,203	$10,221

Other income/ (expenses). Total other income/ (expenses) for the year ended December 31, 2011 were $(0.1) million compared to $(0.4) million for the year ended December 31, 2010 and $5.5 million for the year ended December 31, 2009. Significant components of the other expenses are set forth below:

•	Interest expense. Interest expense costs in 2009 consist predominately of non-cash financial charges related to investments in SearchMedia International prior to the completion of the Business Combination. The 2009 amount primarily consists of $1.0 million of interest expense on the convertible promissory note. The Business Combination was closed in October 2009 and no related interest was incurred in 2010 and 2011.

•

Gain on extinguishment of the notes. On September 17, 2008, certain notes issued by SearchMedia International in March 2008 were cancelled by the holder. The notes, with a principal sum of $10 million plus accrued interest of $0.6 million and all the related conversion rights, were cancelled in exchange for a new note with a principal sum of $15 million, which bears interest at 12% per annum and has no conversion right. The 2009 amount represents fair value gain on extinguishment of the Promissory Note at the closure of reverse acquisition in October, 2009.

Provision for income taxes. Income tax expense was $4.3 million in 2009, $1.4 million in 2010 and $0.1 million in 2011. Although we had consolidated net loss, the PRC statutory tax rate was 25% for our subsidiaries with net income. The decrease of income tax expense in 2011 is mainly due to reduce in deferred tax liabilities as a result of the impairment on goodwill and intangible assets in Zhejiang Continental.

Net loss. As a result of the foregoing, we had a net loss of $13.5 million for the year ended December 31, 2011, as compared to a net loss of $46.6 million for the year ended December 31, 2010 and a net loss of $22.6 million for the year ended December 31. 2009.

Effect of Inflation

The rates of inflation experienced in recent years have had no material impact on our financial statements. We attempt to recover increased costs by increasing prices for our services, to the extent permitted by contracts and competition.

Foreign Currency

The Group’s reporting currency is the United States dollar (“US$”). The functional currency of the Company is the US$, whereas the functional currency of the Company’s subsidiaries in the PRC is the Renminbi (“RMB”) and the functional currency of the Company’s subsidiaries in the Hong Kong Special Administrative Region is the Hong Kong Dollars (“HK$”), as the PRC and HKSAR are the primary economic environments in which the respective entities operate. Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign currency. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

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

The assets and liabilities of the Company’s subsidiaries are translated into the US$ reporting currency using the exchange rate at each balance sheet date. Revenue and expenses of these entities are translated into US$ at average rates prevailing during the year. Equity accounts are translated at historical exchange rates. Gains and losses resulting from translation of these entities’ financial statements into the US$ reporting currency are recorded as a separate component of “accumulated other comprehensive income” within shareholders’ deficit/equity. We do not have any foreign currency forward contracts.

Cash Flow Analysis

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2009, 2010 and 2011:

	For the Years Ended December 31,
(Amounts in thousands)	2009	2010	2011
Net cash provided by/ (used in) operating activities	$(8,775)	$1,670	$(2,852)
Net cash used in investing activities	(40,593)	(20,152)	(902)
Net cash provided by/ (used in) financing activities	73,665	(3,465)	611
Foreign currency translation adjustment	5	103	219

Net increase/(decrease) in cash and cash equivalents	24,302	(21,844)	(2,924)

Cash and cash equivalents at beginning of year	5,096	29,398	7,554

Cash and cash equivalents at end of year	$29,398	$7,554	$4,630

Cash Flows from Operating Activities. Net cash flows from operating activities were $(8.8) million, $1.7 million and $(2.9) million for the years ended December 31, 2009, 2010 and 2011, respectively. The net cash used in operating activities in 2009 was mainly attributed to loss from operations excluding non-cash items. The increase in net cash flows from operating activities in 2010 was primarily due to the decrease in loss from operations excluding non-cash items and increase in accounts payable and accrued expenses in 2010. The decrease in net cash flows from operating activities in 2011 was primarily due to the loss from operations excluding non-cash items.

Cash Flows from Investing Activities. Net cash used in investing activities was $(40.6) million, $(20.2) million and $(0.9) million for the years ended December 31, 2009, 2010 and 2011, respectively. The decrease in cash used in investing activities in 2011 compared to 2010 and 2009 was primarily due to reduce in amount of cash used for acquisition payment.

Cash Flows from Financing Activities. Net cash flows from financing activities was $73.7 million, $(3.5) million and $0.6 million for the years ended December 31, 2009, 2010 and 2011 respectively. Net cash provided by financing activities in 2011 mainly arose from short term bank loan. Net cash used in financing activities in 2010 mainly arose from repurchase of warrants. Net cash provided by financing activities in 2009 is primarily attributed to $76.1 million proceeds from the Business Combination and a $5.0 million repayment in promissory note in 2009.

Cash and Cash Equivalents

Our cash balance at December 31, 2011 was $4.6 million, representing a decrease of $3.0 million from $7.6 million at December 31, 2010.

B.	Liquidity and Capital Resources

Our working capital from operations increased by $8.4 million to $31.0 million net current liabilities at December 31, 2011 as compared to net current liabilities of $39.4 million at December 31, 2010. Approximately $23.2 million of the net current liabilities in 2011 is attributable to earn-out obligations. The decrease in net current liabilities in 2011 was primarily due to a settlement of certain earn-out obligations and deconsolidation of VIE during the year. Total current assets decreased by $2.9 million from $35.8 million at December 31, 2010 to $32.9 million at December 31, 2011. The decrease in current assets was primarily due to the decrease in cash and cash equivalent.

We are obligated to pay earn-out payments during 2011 and over the next twelve months in connection with our acquisitions of a number of advertising businesses. The amount of earn-out consideration typically depends, among other factors, on the annual net income under USGAAP of an acquired entity in a two-year post-closing period starting from the date of acquisition based on mutual written agreement by us and the ex-owners of the subsidiaries. The range of multiples for each of the post-closing periods is from 2.2X to 3.5X. As of December 31, 2011, our earn-out payable was approximately $23.2 million, of which $16.8 million is payable in cash and $6.4 million is payable in stock within the next twelve months. No additional contingent earn-out consideration was incurred during 2012 up to the date of this Annual Report.

In April 2012, the Company’s board of directors approved and authorized a capped pool of 7 million common shares to be issued to ex-owners of subsidiaries, (“Integration Program”) for the purpose of converting and eliminating our earn-out liabilities. In addition to eliminating the earn-out liabilities from the Company’s balance sheet, the secondary purpose of this Integration Program is to further align the interest of our subsidiaries and shareholders and provide additional incentives for new concessions that benefit all of our operations as a group, as well as enhance the Company’s liquidity and capitalization. On May 2, 2012, the Company divested Zhejiang Continental back to its previous owners and eliminate the related earn-out liability of $8.2 million as of December 31, 2011, in exchange for the issuance of 1 million shares of the Company. The Company believes that the cost savings from not carrying out the remaining earn-out obligations pursuant to the acquisition agreement for Zhejiang Continental frees up the Company’s resources for use in other more promising opportunities. Also, the Company obtained a wavier from Haiya to eliminate the consideration payable of $3.0 million in May 2012.

Through the divestiture of Zhejiang Continental and the wavier from Haiya, the Company has materially reduced its outstanding earn-out liabilities to $12.0 million while focusing on its remaining subsidiaries to build shareholder value. Through the Integration Program, we expect that the cash earn-out obligations will be fully eliminated within the second quarter of 2012, and that we do not need to fully utilize the shares in the Integration Program as a result of previous corporate restructuring actions undertaken to further improve performance and terminate operations which are not likely to be profitable for the Company going forward. In addition, the improved liquidity and capitalization following these corporate actions will better allow the Company to embark on new out-of-home media initiatives and nationwide concessions.

In February 2012, the Company entered into an agreement for a new $3.0 million Convertible Note (the “Note”) with its existing major shareholder and several other investors including an affiliate of the Company’s Chief Executive Officer. The Note has a one year term and borrowings bear interest at a rate of 10% per annum. In addition, the Note is convertible into the Company’s common shares at $1.25 per share. We utilized part of the Note to fund the repurchase of shares at an average price per share of $0.25 from the partial settlement of the arbitration with predecessor shareholders. Other proceeds from the Note are anticipated to be utilized for new concessions, acquisitions and general working capital purposes.

To reduce or eliminate the net current liabilities from our financial statements, the Company has also engaged tax professionals to look into reducing the business tax and income tax liabilities currently reported under current liabilities through various restructuring methodologies. While we do not expect that many of these reported tax liabilities will ever be required to be paid by the Company, they nevertheless must remain on our financial statements as current tax liabilities due to applicable US accounting principles.

We do not anticipate having any material capital expenditures for the next twelve months except for some limited frames and billboard structures as replacements. Our operating lease obligations as of December 31, 2011 for the next twelve months are $13.3 million. We believe that we will be able to fund our capital expenditures, operating lease payments and our anticipated operating cash requirements for at least the next twelve months and satisfy any remaining obligations from our working capital and anticipated cash flows from operations.

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

Our shareholders’ deficit as at December 31, 2011 was $13.5 million. Upon completion of the divesture of Zhejiang Continental and elimination of Haiya’s earn-out liabilities in May 2012, our earn-out payable was reduced by $11.2 million which also significantly reduced our shareholders’ deficit. The Company continues to renegotiate with ex-owners of subsidiaries to convert the remaining earn-out liabilities of $12.0 million into the Company’s common shares under the Integration Program. The Company expects the Integration Program will be substantially completed by the end of the second quarter of 2012. The Company also expects the Convertible Note holders to convert their Notes during 2012 and that will increase our shareholders’ equity by another $3.0 million. The Company expects to regain compliance with the NYSE MKT’s minimum stockholders’ equity requirement standard by January 15, 2013.

C.	Research and Development, Patents and Licenses, etc.

The information required by this item is not applicable.

D.	Trend Information

Please refer to “—Overview” for a discussion on the most significant recent trends in our production, sales, costs and selling prices. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth the Company’s known contractual obligations as of December 31, 2011:

	Payments due by period
Contractual Obligations ($000)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable in relation to advertising agreements	$14,167	$14,167	$—	$—	$—
Operating Lease Obligations	13,334	11,600	1,734	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet (1)	23,238	23,238	—	—	—

Total	$50,739	$49,005	$1,734	$—	$—

(1)	Represents consideration payable in connection to our acquisitions of a number of advertising businesses.

Item 6 Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

The following table sets forth the names and ages of our directors, each of whom has served as a director as of the date of this annual report.

Name	Age
Robert Fried	52
Chi-Chuan (Frank) Chen	53
Jeffrey Yunan Ren	36
Steven D. Rubin	51
Peter Tan	39
Paul Conway	42

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

Mr. Jeffrey Yunan Ren has served as a member of the board of directors and the Chairman of the Audit Committee since February 2012. Mr. Ren currently serves as an independent director of Prince Frog International Holdings Limited, a public company focusing on the manufacture and distribution of child care products and household hygiene products in China and trading on the Hong Kong Stock Exchange, and serves as a board director of numerous private companies. From June 2010 to March 2012, Mr. Ren served as President of Bicon International (HK) Limited, a pharmaceutical investment holding company based in Hong Kong. Previously, Mr. Ren served as an Executive Director at UBS Investment Bank in Hong Kong from 2008 to 2010 and as a Vice President at Lehman Brothers in Hong Kong from 2006 to 2008. Prior to 2006, Mr. Ren served as an attorney with such international law firms as Skadden, Arps, Clifford Chance and Perkins Coie. Mr. Ren holds an LLM from Harvard Law School, and is a graduate of Beijing University Law School (LLB and Graduate Program).

Mr. Ren brings investment management, corporate finance and legal experience to the board of directors. Mr. Ren has advised companies in Asian markets as a corporate executive, as a board member, as an investment banker and as an attorney with major international law firms. His experience provides the board of directors and the audit committee with international finance experience and knowledge of Asian markets.

Mr. Steven D. Rubin has served as a member of the board of directors since the Business Combination in October 2009. Mr. Rubin served as the Secretary of Ideation from June 2007 to October 2009. Mr. Rubin has been the Executive Vice President - Administration of OPKO Health, Inc. since May 2007 and a director of OPKO Health, Inc. since February 2007 and is a member of The Frost Group LLC. Mr. Rubin served as the Senior Vice President, General Counsel and Secretary of IVAX Corporation from August 2001 until September 2006. Mr. Rubin currently serves on the board of directors of Opko Health, Inc., Dreams, Inc., a vertically integrated sports licensing and products company, Safestitch Medical, Inc., a medical device company, PROLOR Biotech, Inc., a development stage biopharmaceutical company, Kidville, Inc., which operates large, upscale facilities, catering to newborns through five-year-old children and their families and offers a wide range of developmental classes for newborns to 5 year olds, Non-Invasive Monitoring Systems, Inc., a medical device company, Tiger X Medical, Inc., previously an early-stage orthopedic medical device company specializing in designing, developing and marketing reconstructive joint devices and spinal surgical devices, Castle Brands, Inc., a developer and marketer of premium brand spirits, and Neovasc, Inc., a company developing and marketing medical specialty vascular devices.

Mr. Rubin brings leadership, business and legal experience to the board of directors. Mr. Rubin has advised companies in several aspects of business, transactional, and legal affairs for more than 23 years. His experience as a practicing lawyer, general counsel, and board member to multiple public companies has given him broad understanding and expertise, particularly relating to strategic planning and acquisitions.

Mr. Paul Conway served as our Chief Executive Office from February 2010 to February 2012. Mr. Conway currently serves as a consultant to the Company. From 1998 through January 2010, Mr. Conway worked at Oppenheimer & Co., Inc., where he served as Managing Director of Media Investment Banking from January 2009 to January 2010, as Executive Director of Media Investment Banking from January 2006 to January 2009, and as Director of Media Investment Banking from January 2003 to January 2006. Mr. Conway holds a B.B.A. from the University of Miami and an M.B.A. from the Columbia University Graduate School of Business.

Mr. Conway brings media related investment banking management experience to the board of directors. Mr. Conway’s prior experience as the Chief Executive Officer of the Company and his investment banking management experience provide industry related knowledge and insights to the board of directors.

Executive Officers

The following individuals are our current executive officers.

Name	Age	Position
Peter Tan	39	Chief Executive Officer
Wilfred Chow	46	Chief Financial Officer
Garbo Lee	54	President

All officers serve until they resign or are replaced or renamed at the discretion of the board of directors.

The following additional information is provided for our current executive officers.

Mr. Peter Tan has served as our Chief Executive Officer since February 2012. Mr. Tan is currently the chairman of TGC Partners Limited and managing director of TGC Financial Partners Limited, an investment advisory firm which he founded in 2009. He was also partner and part of the founding team of SIG China, the China-based private equity fund of leading U.S. hedge fund Susquehanna International Group (SIG). Mr. Tan has been actively involved in more than 40 investments in China, 12 of which were eventually listed on international stock exchanges. He has been particularly active in the media space over the past decade, and was an early investor in Airmedia and other Chinese media companies. Mr. Tan formerly served as a board member or observer of multiple companies prior to their U.S. listing, including Home Inns, E-House and Bona Entertainment Group. He was also a director at Ocean Butterflies International and 51credit. Mr. Tan is currently a director of Cathay Industries, a specialty chemical manufacturer based in China. Prior to co-founding SIG China, Mr. Tan was a lawyer with White & Case LLP and Perkins Coie LLP, where he was qualified to practice in England, Hong Kong and Singapore, and where he founded the private equity & venture capital practices and advised emerging-growth companies on fundraising transactions throughout their lifecycle.

Mr. Tan brings more than fifteen years of global investment, corporate finance and corporate law experience to the board of directors. Mr. Tan is knowledgeable about China's media and entertainment industries. His experience as a board member, as a founder of a private equity firm and as an attorney with major international law firms has given him knowledge as a leading specialist on public and private equity and venture capital investments in Greater China. Mr. Tan provides the board of directors with knowledge regarding the media industry in China and insights into pursuing accretive acquisitions and opportunities in the future.

Mr. Wilfred Chow has served as our Chief Financial Officer since January 2010. From April 2006 through December 2009, Mr. Chow was Senior Vice President of American Oriental Bioengineering, a pharmaceutical company. Prior to that, he was Chief Financial Officer of Aptegrity Inc. He also held senior positions in PriceWaterhouseCoopers and Deloitte & Touche in both the New York and Hong Kong office. Mr. Chow has over 20 years of experience in the financial markets. He received his bachelor’s degree in economics from the University of Hong Kong and M.B.A. from the University of Leicester, United Kingdom. Mr. Chow is a certified public accountant in the United States.

Ms. Garbo Lee has served as our President since the Business Combination in October 2009. Ms. Lee served as the president of SearchMedia International from March 2009 to October 2009. Prior to that, she was the chief operating officer of SearchMedia International. Ms. Lee has over 24 years of experience in the advertising industry. Prior to joining SearchMedia International, Ms. Lee was a general manager of Sony BMG Music Entertainment (PRC) Inc., a Chinese music marketing and distribution company under Sony BMG Music Entertainment, a global recorded music joint venture headquartered in New York City, from 2005 to 2007. She served as general manager of Coming Age Communication Co. Ltd., a China-based integrated marketing company, from 2002 to 2004. From 2000 to 2002, she worked as managing director and vice president of Doyle Dane Bernbach (DDB) Shanghai, an advertising and integrated marketing company under Omnicom Group in China. From 1984 to 2000, Ms. Lee worked for various companies under WPP Group. Ms. Lee received her bachelor’s degree in arts from International Christian University in Tokyo, Japan.

Johnny Lo served as the our Chief Operating Officer beginning on September 2011. On May 14, 2012, the Company terminated Mr. Lo and ceased any future acquisition of Mr. Lo’s company, Sky Media Company.

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

For the year ended December 31, 2011, we paid aggregate cash compensation of approximately $0.9 million to our directors and executive officers. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except for Peter Tan, Wilfred Chow and Garbo Lee.

The aggregate remuneration paid and benefits in kind granted to our executive officers for the year ended December 31, 2011 was approximately $0.6 million. In addition beginning on October 30, 2009, non-employee members of the board of directors are paid an annual cash fee of $20,000 payable per quarter. Committee chairmen receive an additional annual fee of $5,000 other than Mr. Tan during his time as audit committee chairman and Mr. Ren, each of whom received an annualized fee of $20,000 as audit committee chairman. Mr. Fried and Mr. Rubin also received $75,000 and $40,000, respectively, as fees paid in connection with consulting agreements. The aggregate remuneration paid to the directors or accrued by us for fiscal year ended December 31, 2011 was $0.3 million.

Share Incentives

In January 2008, in order to attract and retain the best available personnel, we adopted the 2008 share incentive plan, or the plan to purchase a maximum of 1,796,492 shares in our company. As of August 13, 2010, subject to shareholder approval which was received in September of 2011, the board of directors voted to reserve 3,000,000 shares for issuance under the plan.

The following table summarizes, as of April 30, 2012, the options and restricted shares granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated.

	Common Shares Underlying Granted Options/ or Restricted Shares		Exercise Price ($/share)		Grant Date		Expiration Date
Name:
Peter Tan	75,000		1.06		February 8, 2012		February 7, 2022
	400,000		1.10		February 13, 2012		February 12, 2022
Paul Conway		*	1.65		March 27, 2012		March 27, 2012	(1)
		*	—		March 27, 2012		—	(1)
Wilfred Chow		*	2.62		January 4, 2010		August 20, 2020
Garbo Lee		*	7.14		January 11, 2010		January 10, 2020
Robert Fried		*	7.14		January 11, 2010		January 10, 2020
		*	1.06		February 8, 2012		February 7, 2022
Glenn Halpryn (2)		*	7.14		January 11, 2010		January 10, 2020
Steve Rubin		*	7.14		January 11, 2010		January 10, 2020
		*	1.06		February 8, 2012		February 7, 2022
Chi-Chuan Chen		*	7.14		January 11, 2010		January 10, 2020
		*	1.06		February 8, 2012		February 7, 2022
Jeffrey Ren		*	1.55		March 21, 2012		March 20, 2022
Other individuals as a group	1,207,576			(3)		(3)		(4)
Total	2,435,909

*	Less than one percent of the outstanding ordinary shares.
(1)	Mr. Conway’s earlier grant of 250,000 stock options and 100,000 restricted shares were terminated pursuant to his separation agreement and he received a new grant of 100,000 stock options and 33,333 restricted shares.
(2)	Mr. Halpryn resigned from the board of directors effective June 30, 2011.
(3)	Options/restricted shares were granted to other individuals on various exercise price and various dates
(4)	Other individuals’ options expire on various dates.

The following paragraphs describe the principal terms of our 2008 share incentive plan:

Plan Administration. SearchMedia Holdings’ board of directors, or a committee designated by the board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Types of Awards. The types of awards SearchMedia International may grant under the plan include the following.

•	options to purchase SearchMedia Holding’s ordinary shares;

•	restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture, restrictions on transferability and other restrictions; and

•	restricted share units, which represent the right to receive SearchMedia Holdings’ ordinary shares at a specified date in the future, which may be subject to forfeiture.

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

Termination and Amendment of the Plan. Unless terminated earlier, the plan will expire on, and no award may be granted pursuant to the plan after, the tenth anniversary of its effective date. With the approval of SearchMedia Holdings’ board of directors, the committee that administers the plan may amend or terminate the plan, except that shareholder approval shall be obtained to the extent necessary or desirable to comply with applicable laws or stock exchange rules, or for amendments to the plan that increase the number of shares available under the plan, permit the committee to extend the term of the plan or the exercise price of an option beyond ten years from the date of grant or result in a material increase in benefits or a change in eligibility requirements.

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

Audit Committee Members and Financial Expert

The board of directors has established an Audit Committee. During 2011, Mr. Glenn Halpryn served as the chairman of the Audit Committee until his resignation from the board of directors on June 30, 2011. Mr. Peter Tan served as the chairman of the Audit Committee from July 1, 2011 until February 8, 2012 when he was appointed Chief Executive Officer. Upon his appointment to the board of directors on February 25, 2012, Mr. Jeffrey Ren took his place on the Audit Committee as chairman. The Audit Committee currently consists of Jeffrey Ren (Chair) and Chi-Chuan Chen. The board of directors has determined that Mr. Ren meets the attributes of an “audit committee financial expert” within the meaning of SEC regulations and is “independent” within the meaning of the listing standards of NYSE MKT and applicable SEC regulations. Messrs. Halpryn and Tan were considered “audit committee financial experts” and “independent” when they served as the chairman of the Audit Committee. The Audit Committee operates pursuant to the Charter of the Audit Committee of the board of directors of SearchMedia Holdings Limited which was amended on August 6, 2010.

Compensation Committee Members

The Compensation Committee currently consists of Robert Fried and Steve Rubin. The Compensation Committee operates pursuant to the Charter of the Compensation Committee of the board of directors of SearchMedia Holdings Limited which was approved on December 8, 2009.

Corporate Governance and Nominating Committee Members

The Corporate Governance and Nominating Committee currently consists of Robert Fried and Steve Rubin. The Corporate Governance and Nominating Committee operates pursuant to the Charter of the Corporate Governance and Nominating Committee of the board of directors of SearchMedia Holdings Limited which was approved on December 8, 2009.

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

Compensation of Directors

Our Compensation Committee recommends director compensation to the board of directors. The non-employee members of the board of directors receive an annual cash fee of $20,000 that is payable per quarter. The committee chairmen receive an additional $5,000 annual fee. Except for Mr. Fried and Mr. Rubin, each non-employee member of the board of directors was granted 25,000 stock options in 2010, which fully vested on January 11, 2011 and which expire January 11, 2020. Mr. Fried and Mr. Rubin were granted 50,000 stock options in 2010, which fully vested on January 11, 2011 and which expire on January 11, 2020. Mr. Tan was paid a cash fee of $20,000 as the chairman of the Audit Committee until he resigned on February 8, 2012. Mr. Ren was appointed as the chairman of the Audit Committee beginning February 25, 2012 and currently receives the cash fee of $20,000 as the chairman of the Audit Committee. In 2012, Mr. Fried, Mr. Rubin, and Mr. Chen were granted 100,000 stock options, 75,000 stock options, and 25,000 stock options, respectively, as members of the board of directors. Messrs. Fried, Rubin, and Chen's stock options fully vest on February 8, 2013. In March of 2012, Mr. Ren was granted 25,000 stock options which fully vest on February 24, 2013. Additionally, upon his appointment as Chief Executive Officer, Mr. Tan was granted 400,000 stock options, which vest pro rata over three years beginning February 13, 2013. Mr. Tan was also granted 75,000 stock options, as a member of the board of directors, that fully vest on February 8, 2013. All stock options expire 10 years after the grant date.

D.	Employees

As of March 31, 2012, we had approximately 192 employees, including 21 business development personnel, 64 sales and marketing personnel, 37 maintenance and operation personnel, 70 finance and administrative personnel. All of our employees are full-time. None of our employees are covered by a collective bargaining agreement. We manage our own staff recruitment.

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

The following table sets forth certain information as of May 8, 2012 concerning the beneficial ownership of the ordinary shares by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares, (ii) each of our directors serving on May 8, 2012, (iii) each current executive officer, and (iv) all of our current executive officers and directors as a group. Unless indicated below, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless noted otherwise, the address of each person listed below is K-Wah Center #38-03, 1010 Middle Huaihai Road, Shanghai, China, 200031.

Beneficial Owner	Ordinary Shares Beneficially Owned (1)	Percentage of Class of Ordinary Shares Beneficially Owned (%)
Officers and Directors Peter Tan (2)	160,000	*
Robert N. Fried(3)	1,323,264	6.9%
Steven D. Rubin(4)	363,870	1.9%
Jeffrey Yunan Ren	0	—
Chi-Chuan Chen (5)	25,000	*
Garbo Lee (6)	63,722	*
Wilfred Chow (7)	152,000	*
Paul Conway(12)	3,000	*

All directors and executive officers as a group (8 persons)	2,090,856	10.6%
5% Holders
Dr. Phillip Frost, M.D. (8)	7,412,033	32.1%
China Seed Ventures, L.P.(9)	1,194,626	6.5%
Heartland Advisors Inc. (10)	1,200,000	6.5%
Luxor Capital Group, LP (11)	1,306,632	7.1%
Deutsche Bank AG, HK Branch (13)	2,399,995	12.8%

*	The person beneficially owns less than 1% of SearchMedia Holdings’ outstanding common shares.
(1)	Based on 18,472,570 shares outstanding as of May 8, 2012.
(2)	Includes 160,000 ordinary shares issuable upon the conversion of a convertible note in favor of an affiliate of Mr. Tan at a conversion price of $1.25 per share. The convertible note is convertible into shares within 60 days of the date of this annual report on Form 20-F.
(3)	Includes exercisable warrants to purchase 590,793 ordinary shares and includes 50,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after May 8, 2012.
(4)	Includes exercisable warrants to purchase 153,000 ordinary shares and includes 50,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after May 8, 2012.
(5)	Includes 25,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after May 8, 2012.
(6)	Includes 63,722 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after May 8, 2012.
(7)	Includes 150,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after May 8, 2012.
(8)	Includes exercisable warrants to purchase 2,785,599 ordinary shares and 2,000,000 ordinary shares issuable upon the conversion of a convertible note at a conversion price of $1.25 per share. The convertible note is convertible into shares within 60 days of the date of this annual report on Form 20-F. Ownership is as reported in the Schedule 13D/A filed by Dr. Phillip Frost, M.D. on November 22, 2011 and additional information known to the Company. The business address of Dr. Frost, M.D. is 4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137.
(9)	Includes 140,000 ordinary shares issuable upon the conversion of a convertible note at a conversion price of $1.25 per share. Ownership is as reported in the Schedule 13D filed by China Seed Ventures, L.P. on January 21, 2010 and additional information known to the Company. The business address of China Seed Ventures, L.P. is Room 104 Building 18, No. 800 Huashan Road, Shanghai, China.
(10)	Ownership is as reported in the Schedule 13G/A filed by Heartland Advisors Inc. on February 10, 2012. The business address of Heartland Advisor Inc is 789 North Water Street, Milwaukee, Wisconsin 53202.
(11)

Ownership is as reported in the Schedule 13G/A filed by Luxor Capital Group, LP on February 14, 2012. The business address of Luxor Capital Group, LP is 1114 Avenue of the Americas, 29th Floor, New York, New York 10036.

(12)	Excludes 58,087 shares to be issued to Mr. Conway pursuant to the terms of the May 2012 settlement agreement with the Company.
(13)	Does not exclude ordinary shares to be returned to the Company pursuant to that certain settlement agreement effective May 11, 2012 between the Company and Deutsche Bank AG, HK Branch. Includes exercisable warrants to purchase 255,427 ordinary shares. Ownership is as reported in the Schedule 13G filed by Deutsche Bank AG, HK Branch on November 10, 2009. The business address of Deutsche Bank AG, HK Branch is Theodor-Heuss-Allee 70, 60468 Frankfurt am Main, Federal Republic of Germany.

None of our major shareholders have different voting rights from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

Equity Compensation Plan Information

The following table lists all securities authorized for issuance and outstanding under our equity compensation plans at December 31, 2011:

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding options)
Equity compensation plans approved by security holders	1,367,195	$4.22	1,461,766

B.	Related Party Transactions

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

Transactions with SearchMedia International’s Shareholders and Senior Management Personnel

Convertible Promissory Notes

In February 2012, the Company entered into an agreement for a new $3.0 million Convertible Note with its existing major shareholder and several other investors including an affiliate of the Company’s Chief Executive Officer. The Note has a one year term and borrowings bear interest at a rate of 10% per annum. In addition, the Note is convertible into the Company’s common shares at $1.25 per share.

Share buyback with shareholders

In January 2012 and May 2012, the Company reached settlement agreements for the arbitration between the Company and certain of its predecessor shareholders related to matters from the Share Exchange Agreement signed October 30, 2009. Pursuant to the settlement agreement (i) 2,471,968 shares will be repurchased by the Company at an average price per share of $0.25 and such shares will be retired, (ii) 2,029,700 shares will be surrendered and cancelled without consideration, and (iii) 1,624,993 warrants will be surrendered and cancelled without consideration. As of the date of this report, 742,959 shares were returned for no consideration, 2,471,968 shares were purchased for an average price of $0.25 share and 1,624,993 warrants were surrendered and canceled without consideration.

Advance to senior management personnel

For the year ended December 31, 2011, revenue of $0.05 million was recorded, which represents amounts received or receivable from affiliated entities of senior management personnel of the Company for provision of advertising services to such affiliated entities.

As of December 31, 2011, $2.1 million was payable to the Company as advances made by the Company to the senior management personnel. The advances are secured by the contingent purchase price payable to the previous owners of the acquired companies. The advances were subsequently settled due to disposition of Zhejiang Continental or charged to the income statement as expenses upon receipt of the former owners' reimbursement reports. We have not made any material advances during 2012, however we have made some non-material advances in 2012 relating to travel and business expenses.

As of December 31, 2011, $0.4 million was payable to the senior management personnel as operating expenses paid on behalf of the Company by such personnel.

Director Independence

The board of directors undertook a review of Messrs. Fried, Rubin and Chen’s independence in October 2010. Additionally, upon Mr. Tan’s appointment effective June 30, 2011 and Mr. Ren’s appointment in February 2012, the board reviewed the independence of Mr. Tan and Mr. Ren, respectively. During this review, the board of directors considered transactions and relationships between each director or any member of his or her immediate family and us and our subsidiaries and affiliates. The board of directors also examined transactions and relationships between directors or their known affiliates and members of our senior management or their known affiliates. The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent under applicable laws and regulations and the NYSE MKT listing standards. As a result of our review of the relationships of each of the members of the board of directors, the board of directors affirmatively determined that a majority of our directors, including Messrs. Fried, Chen, Ren and Rubin, are “independent” directors within the meaning of the listing standards of NYSE MKT and applicable law.

C.	Interests of Experts and Counsel

Not applicable.

Item 8 Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal or Arbitration Proceedings

Shareholder Lawsuits in the United States

A shareholder complaint was filed on September 13, 2010 by Sid Murdeshwar against SearchMedia Holdings, the former Ideation officers and directors and certain of the SearchMedia Holdings’ officers and directors (the “Individual Defendants”) as a purported class action on behalf of the shareholders of SearchMedia Holdings in the United States District Court for the Central District of California. The case was filed under the caption Sid Murdeshwar, Individually and on Behalf of All Others Similarly Situated, Plaintiff v. SearchMedia Holdings Limited f/k/a Ideation Acquisition Corp., Robert N. Fried, Phillip Frost, Rao Uppaluri, Steven D. Rubin, Glenn Halpryn, Thomas E. Beier, David H. Moskowitz, Shawn Gold, Garbo Lee, Paul Conway, Qinying Liu, Earl Yen, and Jennifer Huang, Defendants .

A separate shareholder complaint was filed on December 23, 2010 by Hymie Akst against SearchMedia Holdings, the former Ideation officers and directors and certain of the SearchMedia Holdings’ officers and directors (the “Individual Defendants”) as a purported class action on behalf of the shareholders of SearchMedia Holdings in the United States District Court for the Southern District of Florida. The case was filed under the caption Hymie Akst, Individually and on Behalf of All Others Similarly Situated, Plaintiff v. SearchMedia Holdings Limited f/k/a Ideation Acquisition Corp., Robert N. Fried, Phillip Frost, Rao Uppaluri, Steven D. Rubin, Glenn Halpryn, Thomas E. Beier, David H. Moskowitz, Shawn Gold, Garbo Lee, Paul Conway, Qinying Liu, Earl Yen, and Jennifer Huang, Defendants .

On February 17, 2011, the Murdeshwar action was transferred to the United States District Court for the Southern District of Florida. The Akst plaintiffs voluntarily dismissed their action on February 23, 2011. On April 11, 2011, the Murdeshwar plaintiffs amended their complaint, alleging, among other things, that the directors of SearchMedia Holdings violated the federal securities laws by making false and misleading statements regarding Ideation’s acquisition of the target company, SearchMedia International, and by overstating SearchMedia International’s financial results. The amended complaint further alleged that the individual Defendants are liable for the alleged misrepresentations as controlling persons. The complaint sought certification of a class of SearchMedia Holdings’ shareholders who purchased or otherwise acquired SearchMedia Holdings securities between April 1, 2009 and August 20, 2010, and all persons who were holders of SearchMedia Holdings on October 2, 2009, an award of compensatory damages, an award of reasonable fees and costs incurred in the action, and such other relief as the Court deems just and proper.

In August 2011, the Court dismissed the claims pertaining to alleged misstatements and omissions made about SearchMedia International's financial results and future prospects, but did not dismiss the claims regarding the alleged misstatements and omissions in Ideation's proxy statement.

In September 2011, after attending a mediation, SearchMedia Holdings and certain of the individual Defendants (Robert Fried, Phillip Frost, Rao Uppaluri, Steven Rubin, Glenn Halpryn, Thomas Beier, David Moskowitz and Shawn Gold) (the “Settling Defendants”) reached a tentative settlement with the Akst Plaintiffs.

Under the terms of the settlement, SearchMedia Holdings' D&O insurer agreed to pay $2.75 million in exchange for a release of the claims asserted against the Settling Defendants by the Akst plaintiffs and the putative class members. SearchMedia Holdings and the other Settling Defendants did not admit to any wrongdoing. The settlement does not include a release of the Plaintiffs' claims against SearchMedia International or Defendants Garbo Lee, Qinying Liu, Earl Yen, Jennifer Huang and Paul Conway, who have not been served with the amended complaint. In January 2012, the court dismissed without prejudice the claims against these remaining Defendants for the plaintiffs' failure to timely effect service on them.

On April 23, 2012, the court held a final fairness hearing on the settlement. There were no objections to the settlement. On April 24, 2012, the court signed a final judgment approving the settlement and dismissing the lawsuit with prejudice.

Securities and Exchange Commission Investigation

On November 30, 2010, the SEC served a Subpoena Duces Tecum (the “Subpoena”) on SearchMedia Holdings pursuant to a formal Order of Investigation dated November 12, 2010, seeking documents regarding SearchMedia’s financial restatement and alleged accounting improprieties. On March 16, 2011, the SEC served an additional subpoena on the SearchMedia Holdings seeking additional documents regarding SearchMedia’s financial restatement and alleged accounting improprieties. We are cooperating fully with the SEC’s investigation and intend to continue to do so. To date, we have produced over approximately 80% of the total responsive documents and continue to collect and review documents responsive to the subpoena duces tecum to supplement the production.

Lawsuit in China

In February 2012, the original shareholders of Wuxi Ruizhong Advertisement Co., Ltd. filed an arbitration application with China International Economic and Trade Arbitration Commission (CIETAC Shanghai) against Ad-Icon Shanghai. The original Wuxi shareholders claimed that Ad-Icon Shanghai owed them approximately $0.7 million related to the unpaid stock consideration for the equity interest of Wuxi Ruizhong. On October 21, 2011, SearchMedia issued 132,272 shares to the person entrusted by the original Wuxi Shareholders, which we deemed payment in full for the stock earn-out consideration payable. As of the date of this Annual Report on Form 20-F, the case is still in the arbitration process.

SearchMedia Arbitration Claim Against Prior Shareholders

Pursuant to the terms of the Share Exchange Agreement dated October 29, 2009, SearchMedia Holdings commenced claims against the former shareholders and directors of SearchMedia International Limited for fraud and for breaches of representations, warranties and covenants contained in the Share Exchange Agreement. SearchMedia Holdings is seeking the return of shares from China Seed Ventures, L.P., Qinying Liu, Deutsche Bank AG, Le Yang, Sun Hing Associates LTD., and Vervain Equity Investments Limited (collectively, the “SM Shareholders”), as well as damages in excess of the trade-in value of the shares held by the SM Shareholders. While the arbitration is still in the procedural stage, SearchMedia Holdings has entered into binding settlements with China Seed Ventures, L.P., Qinying Liu, Le Yang and Deutsche Bank AG. Consideration for these settlements involve both the return of shares and the repurchase of shares for below-market price amounts. The matter is currently pending at the International Centre for Dispute Resolution.

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

Our common stock and warrants are listed on the NYSE MKT under the symbols IDI and IDI.WS, respectively. The closing price for our ordinary shares on May 14, 2012, the most recent trading day before the date of this Annual Report on Form 20-F, was $1.91. The closing price for our warrants on April 30, 2012, the last day the NYSE MKT reports trading activity in our warrants, was $0.13.

The table below sets forth, for the periods indicated, the high and low bid prices for the securities as reported on the NYSE MKT in U.S. dollars. These quotations reflect inter-dealer prices, without markup, markdown or commissions, and may not represent actual transactions.

	Annual High and Low Market Prices for the Five Most Recent Full Financial Years
	Units (1)		Common Stock		Warrants
	High	Low	High	Low	High	Low
Full Financial Year
2007(2)	$8.01	$7.85	$7.20	$7.20	$0.70	$0.70
2008	$8.10	$6.85	$8.10	$6.75	$0.71	$0.03
2009	$9.82	$7.17	$9.20	$7.09	$3.14	$0.03
2010	$—	$—	$7.55	$1.62	$2.25	$0.19
2011	$—	$—	$3.50	$0.47	$0.35	$0.05

(1)	During the fourth quarter of 2009, trading in the units was suspended.
(2)	This table sets forth the range of high and low sales prices for the units, common stock and warrants for the applicable portion of the year ended December 31, 2007. The units commenced public trading on November 20, 2007, and the common stock and warrants commenced public trading separately on December 26, 2007. The table also includes price information for Ideation Acquisition Corp. securities before the Business Combination.

	High and Low Market Prices for each Full Financial Quarter for the Two Most Recent Years and the Subsequent Quarters
	Units (1)		Common Stock		Warrants
	High	Low	High	Low	High	Low
2010
First Quarter	$—	$—	$7.55	$4.51	$2.25	$0.80
Second Quarter	$—	$—	$6.14	$3.01	$1.20	$0.40
Third Quarter	$—	$—	$3.63	$1.62	$0.58	$0.22
Fourth Quarter	$—	$—	$3.65	$1.68	$0.50	$0.19
2011
First Quarter	$—	$—	$3.50	$1.71	$0.35	$0.12
Second Quarter	$—	$—	$2.72	$1.42	$0.35	$0.13
Third Quarter	$—	$—	$2.03	$1.13	$0.35	$0.11
Fourth Quarter	$—	$—	$1.97	$0.47	$0.17	$0.05
2012
First Quarter	$—	$—	$1.85	$0.50	$0.19	$0.06
Second Quarter (through May 14, 2012)	$—	$—	$1.93	$1.51	$0.14	$0.08

(1)	During the fourth quarter of 2009, trading in the units was suspended.

	High and Low Market Prices for each of the Most Recent Six Months
	Units (1)		Common Stock		Warrants
	High	Low	High	Low	High	Low
2011
December	$—	$—	$3.50	$2.81	$0.35	$0.23
2012
January	$—	$—	$1.35	$0.50	$0.15	$0.06
February	$—	$—	$1.85	$0.96	$0.15	$0.12
March	$—	$—	$1.82	$1.32	$0.19	$0.09
April	$—	$—	$1.93	$1.51	$0.14	$0.08
May (through May 14, 2012)(2)	$—	$—	$1.92	$1.80	$—	$—

(1)	During the fourth quarter of 2009, trading in the units was suspended.
(2)	During May 2012, the warrants were not traded.

As of May 8, 2012, there were, of record, 36 holders of common stock, 11 holders of warrants and no holders of units.

B.	Plan of Distribution

Not applicable.

C.	Markets

See the first paragraph of Item 9A above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10 Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) either (a) the common shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (ii) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year and (iii) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares will be considered for purposes of clause (i) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE MKT, as are our common shares. If we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. For more information regarding the New EIT Law, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Doing Business in the People’s Republic of China—If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.” You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our common shares.

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

If PRC withholding taxes apply to dividends paid to you with respect to our common shares, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For more information regarding such PRC withholding taxes, see “Item 3.D. Key Information — Risk Factors —Risks Relating to Doing Business in the People’s Republic of China —If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.” The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of disposition of common shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized (in U.S. dollars) for the common share and your tax basis (in U.S. dollars) in the common share. The gain or loss generally will be a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the common share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of common shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding taxes were to be imposed on any gain from the disposition of the common shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. For more information regarding such PRC withholding taxes, see “Item 3.D. Key Information — Risk Factors —Risks Relating to Doing Business in the People’s Republic of China —If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.” You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive foreign investment company

Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our common shares are listed on the NYSE

MKT, which is a qualified exchange or other market for these purposes. Consequently, if the common shares continue to be listed on the NYSE MKT and are regularly traded, and you are a holder of common shares, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. As described below, under “Management’s Annual Report on Internal Control Over Financial Reporting,” material weaknesses were identified in our internal control over financial reporting as of December 31, 2011 and as a result our disclosure controls and procedures were not effective as of December 31, 2011.

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

A material weakness in internal control over financial reporting (as defined in Auditing Standard No. 2 of the Public Company Accounting Oversight Board) is a significant deficiency in internal control over financial reporting, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

In connection with the audit of our financial statements for the year ended December 31, 2011, we have identified certain matters involving our internal control over financial reporting that constitute material weaknesses. The material weaknesses identified result from inadequate tax staff and inadequate integrated financial systems and financial reporting and closing processes. Specifically, the following items were identified:

•	insufficient tax staff commensurate to reconcile the China statutory tax and US GAAP differences and for SEC requirements;

•

lack of a fully integrated financial consolidation and reporting system, which requires extensive manual analysis, reconciliation and adjustments in order to produce financial statements for external reporting purposes;

•	insufficient review of account reconciliations to ensure that all unreconciled items, such as collectibility assessment of accounts receivable, are identified and resolved in a timely manner.

As a result of the material weaknesses, described above, our internal control over financial reporting as of December 31, 2011 was not effective. We have taken some steps to remediate the material weaknesses described above. We have added additional accounting and tax staff.

In addition, we are in the process of developing and implementing further plans to remediate deficiencies in the areas of tax, policies, and procedures and controls. However, additional measures may be necessary, and the measures we expect to take to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that such material weakness or other material weaknesses would not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses or significant deficiencies may be identified in the future. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

Item 16 [Reserved]

Item 16A Audit Committee Financial Expert

The board of directors has determined that Mr. Jeffrey Ren meets the attributes of an “audit committee financial expert” within the meaning of SEC regulations and is “independent” within the meaning of the listing standards of NYSE MKT and applicable SEC regulations.

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

	Fiscal 2011	Fiscal 2010
Audit fees	$350,000	$350,000
Audit related fees	42,453	—
Tax fees	—	—
All other fees	—	—

	$392,453	$350,000

All audit related services, tax services and other services were pre-approved by our Audit Committee, which concluded that the provision of such services by Marcum Bernstein & Pinchuk LLP were compatible with the maintenance of that firm’s independence in the conduct of its auditing functions. Our Audit Committee must review and pre-approve both audit and permitted non-audit services provided by the independent registered public accounting firm and shall not engage the independent registered public accounting firm to perform any non-audit services prohibited by law or regulation. At each Audit Committee meeting, our Audit Committee receives updates on the services actually provided by the independent registered public accounting firm, and management may present additional services for pre-approval. Our Audit Committee has delegated to the Chairman of the Audit Committee the authority to evaluate and approve engagements on behalf of the Audit Committee in the event that a need arises for pre-approval between regular Audit Committee meetings. If the Chairman so approves any such engagements, he will report that approval to the full Audit Committee at the next Audit Committee meeting.

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

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In January 2012 and May 2012, the Company reached settlement agreements with certain predecessor shareholders to repurchase ordinary shares or have the ordinary shares or warrants surrendered and cancelled without consideration.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Ordinary Shares or Warrants Purchased		(b) Average Price Paid per Ordinary Share or Warrant		(c) Total Number of Ordinary Shares or Warrants Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Ordinary Shares or Warrants that May Yet Be Purchased Under the Plans or Programs
January 1, 2012 – January 31, 2012	3,214,927	X	0.25	‡	3,214,927	N/A
January 1, 2012 – January 31, 2012	1,624,993	Y	0	†	1,624,993	N/A
May 1, 2012 – May 14, 2012	1,286,741	X	0	*	1,286,741	N/A

X	Represents a transaction in ordinary shares.
Y	Represents a transaction in warrants.
‡	Of the 3,214,927 ordinary shares, there were (A) 2,471,968 ordinary shares repurchased at an average price of $0.25 and such shares were retired and (B) 742,959 ordinary shares surrendered and cancelled without consideration. The ordinary shares were repurchased or surrendered pursuant to settlement agreements with certain predecessor shareholders.
†	The warrants were surrendered and cancelled without consideration pursuant to settlement agreements with certain predecessor shareholders. The cancelled warrants had strike prices ranging from $0.001 to $7.88 per share.
*	The 1,286,741 ordinary shares were surrendered and cancelled without consideration and pursuant to a settlement agreement with a certain predecessor shareholder.

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

Item 16G Corporate Governance

Section 110 of the NYSE MKT Company Guide permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE MKT Company Guide.

Item 16H Mine Safety Disclosure

Not applicable.

PART III

Item 17 Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18 Financial Statements

The consolidated financial statements of SearchMedia Holdings Limited and its subsidiaries are included at the end of this annual report.

Item 19 Exhibits

Exhibit Number	Description of Exhibits

1.1	Memorandum and Articles of Association of SearchMedia Holdings Limited upon completion of redomestication. (incorporated by reference to Exhibit 3.3 of the Registrant’s current report on Form 8-K dated November 5, 2009
(File No. 333-158336)).

2.1	Form of Warrant of SearchMedia Holdings Limited (incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

3.1	Form of Voting Agreement between SearchMedia International Limited, Qinying Liu, Le Yang, China Seed Ventures, L.P., Gentfull Investment Limited, Gavast Estates Limited, Linden Ventures II (BVI), Limited, Frost Gamma Investments Trust, Robert N. Fried, Subbarao Uppaluri, Steven D. Rubin and Jane Hsiao (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.1	Agreement and Plan of Merger, Conversion and Share Exchange by and among Ideation Acquisition Corp., the registrant, SearchMedia International Limited, the subsidiaries of SearchMedia International Limited, the subsidiaries of SearchMedia International Limited, Shanghai Jingli Advertising Co., Ltd. and certain shareholders and warrant holders of SearchMedia International Limited (incorporated by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.2	First Amendment to Agreement and Plan of Merger, Conversion and Share Exchange, dated as of May 27, 2009, by and among the registrant, Earl Yen, Tommy Cheung and Stephen Lau and Qinying Liu (incorporated by reference to
Exhibit 2.2 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.3	Second Amendment to Agreement and Plan of Merger, Conversion and Share Exchange, dated as of September 8, 2009, by and among the registrant, Earl Yen, Tommy Cheung, Stephen Lau, Qinying Liu, Linden Ventures, Inc., Vervain Equity Investment Limited, Sun Hing Associates Limited and The Frost Group, LLC (incorporated by reference to Exhibit 2.3 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.4	Third Amendment to Agreement and Plan of Merger, Conversion and Share Exchange, dated as of September 22, 2009, by and among the registrant, Ideation Acquisition Corp., Earl Yen, Tommy Cheung, Terrance Hogan, Qinying Liu, and Linden Ventures II (BVI), Ltd. (incorporated by reference to Exhibit 2.4 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.5	Fourth Amendment to Agreement and Plan of Merger, Conversion and Share Exchange, dated as of October 30, 2009, by and among the registrant, Ideation Acquisition Corp., Earl Yen, Tommy Cheung, Stephen Lau and Qinying Liu. (incorporated by reference to Exhibit 2.5 of the Registrant’s current report on Form 8-K dated November 5, 2009
(File No. 333-158336)).

4.6	Form of Registration Rights Agreement among SearchMedia International Limited, Deutsche Bank AG, Hong Kong Branch, Gentfull Investment Limited, Gavast Estates Limited, China Seed Ventures, L.P. and Linden Ventures II (BVI) (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.7	Form of Lock-Up between SearchMedia Holdings Limited and SearchMedia International Limited shareholders and warrant holders (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-4
(File No. 333-158336)).

4.8	Form of Management Lock-Up between SearchMedia Holdings Limited and SearchMedia International Limited shareholders and warrant holders (incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).+

4.9	Form of Employment Agreement with the SearchMedia International Limited executive officers (incorporated by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).+

4.10	English Translation of Exclusive Technology Consulting and Service Agreement between Jieli Consulting and Jingli Shanghai, dated as of September 10, 2007 (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.11	English Translation of Exclusive Call Option Agreement among Jingli Shanghai, its shareholders and Jieli Consulting, dated as of September 10, 2007 (incorporated by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.12	English Translation of Equity Pledge Agreement among Jingli Shanghai, its shareholders and Jieli Consulting, dated as of September 10, 2007 (incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-4
(File No. 333-158336)).

4.13	English Translation of Power of Attorney by the shareholders of Jieli Consulting dated as of September 10, 2007 (incorporated by reference to Exhibit 10.9 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.14	English Translation of Loan Agreement between the shareholders of Jingli Shanghai and Jieli Consulting, dated as of September 10, 2007 (incorporated by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.15	Letter Agreement, dated as of September 8, 2009, by and among Ideation Acquisition Corp. and certain investors of Ideation Acquisition Corp. and SearchMedia International Limited (incorporated by reference to Exhibit 10.13 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.16	SearchMedia Holdings Limited Amended and Restated 2008 Share Incentive Plan (incorporated by reference to
Exhibit 10.13 of the Registrant’s current report on Form 8-K dated November 5, 2009 (File No. 333-158336)).+

4.17	Executive Employment Agreement between SearchMedia Holdings Limited and Wilfred Chow dated December 30, 2009 (incorporated by reference to Exhibit 10.1 of the Registrant’s current report on Form 8-K dated January 6, 2010
(File No. 333-158336)).+

4.18	Executive Employment Agreement between SearchMedia Holdings Limited and Paul Conway dated January 29, 2010 (incorporated by reference to Exhibit 10.1 of the Registrant’s current report on Form 8-K dated February 3, 2010
(File No. 333-158336)).+

4.19	English Translation of Ad-Icon Shanghai SAIC Business License.**

4.20	Fifth Amendment to Agreement and Plan of Merger, Conversion and Share Exchange, dated as of January 23, 2012, by and among the registrant, Earl Yen, Tommy Cheung, Stephen Lau, and Qinying Liu.**

4.21	Executive Employment Agreement between SearchMedia Holdings Limited and Peter Tan, effective February 13, 2012**+

8.1	Subsidiaries of SearchMedia Holdings Limited **

12.1	Certification of Chief Executive Officer filed pursuant to 17 CFR 240.13a-14(a).**

12.2	Certification of Chief Financial Officer filed pursuant to 17 CFR 240.13a-14(a).**

13.1	Certification of Chief Executive Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350.***

13.2	Certification of Chief Financial Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350.***

23.1	Consent of Marcum Bernstein & Pinchuk LLP**

23.2	Consent of Bernstein & Pinchuk LLP**

+	Management contract or compensatory plan or arrangement
**	Filed herewith
***	Furnished herewith

The Company and its consolidated subsidiaries are party to several debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. Pursuant to paragraph 2(b)(i) of the instructions to the exhibits to Form 20-F, the Company agrees to furnish a copy of such instruments to the SEC upon request.

The Company intends to submit and post the Interactive Data File for the financial statements included in this annual report within the 30 day grace period accorded to registrants complying with XBRL for the first time under the Commission’s rules and regulations.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

(Registrant)

By:	/s/ Wilfred Chow
Name: Wilfred Chow
Title: Chief Financial Officer

Date: May 15, 2012

SEARCHMEDIA HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

SearchMedia Holdings Limited

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity (deficit) and comprehensive income (loss), and cash flows of SearchMedia Holdings Limited, (“the Company”) for the year ended December 31, 2009. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the Company’s operations and its cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Bernstein & Pinchuk LLP

New York, New York

October 29, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

SearchMedia Holdings Limited

We have audited the accompanying consolidated balance sheets of SearchMedia Holdings Limited, (“the Company’) as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses and has a working capital deficiency of approximately $31,000,000 at December 31, 2011, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum Bernstein & Pinchuk LLP

New York, New York

May 15, 2012

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 New York, New York 10001 • Phone 646.442.4845 • Fax 646.349.5200 •

marcumbp.com

SEARCHMEDIA HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	As of December 31,
	2010	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,554	$4,630
Restricted cash	11	1
Accounts receivable, net	18,065	15,822
Amounts due from related parties	966	2,078
Prepaid expenses and other current assets	8,340	9,462
Deferred tax assets	891	866

Total current assets	35,827	32,859
NON-CURRENT ASSETS
Property and equipment, net	1,133	633
Deposits for property and equipment	2	31
Intangible assets, net	3,954	—
Goodwill	45,955	16,926

Total assets	$86,871	$50,449

LIABILITIES AND SHAREHOLDERS’ EQUITY/ (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$13,894	$14,167
Accrued expenses and other payables	17,931	13,952
Short-term borrowings	729	—
Acquisition consideration payable	29,033	23,238
Amounts due to related parties	1,958	379
Deferred revenue	2,481	2,642
Income taxes payable	9,228	9,524

Total current liabilities	75,254	63,902
NON-CURRENT LIABILITIES
Long-term acquisition consideration payable	10,162	—
Long-term payables	3	—
Deferred tax liabilities	989	—

Total liabilities	86,408	63,902

Commitments and contingency (Note 20)
SHAREHOLDERS’ EQUITY/ (DEFICIT)
Common Shares — $0.0001 par value, 1,000,000,000 shares authorized, 20,858,661 and 21,687,497 shares issued and outstanding on December 31, 2010 and 2011, respectively	2	2
Additional paid-in capital	121,521	123,288
Accumulated other comprehensive income/ (loss)	1,153	(1,071)
Accumulated deficit	(122,213)	(135,672)

Total shareholders’ equity/ (deficit)	463	(13,453)

Total liabilities and shareholders’ equity/ (deficit)	$86,871	$50,449

The following table includes assets to settle liabilities of the consolidated variable interest entities. These assets and liabilities are included in the consolidated balance sheets above. (see note 5)

	As of December 31,
	2010	2011
ASSETS
Cash and cash equivalents	$1,942	$—
Accounts receivable, net	3,586	—
Property and equipment, net	359	—
LIABILITIES
Accounts payable	$5,072	$—
Accrued expenses and other payables	8,098	—
Deferred revenue	171	—

See notes to consolidated financial statements

SEARCHMEDIA HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share data)

	For the Years Ended December 31,
	2009	2010	2011
Advertising services revenues	$37,741	$48,967	$55,571
Cost of revenues	(28,059)	(36,454)	(45,788)

Gross profit	9,682	12,513	9,783

Operating expenses
Loss on impairment of goodwill	(15,749)	(39,411)	(27,927)
Loss on impairment of intangible assets	—	—	(2,723)
Gain on termination of VIEs	—	—	9,551
Change of fair value of acquisition consideration payable	—	—	10,681
Gain from extinguishment of acquisition consideration payable	—	—	4,340
Loss on abandonment of lease	(550)	(1,256)	—
Loss on disposal of fixed assets	(15)	(4)	—
Sales and marketing expenses	(3,384)	(4,462)	(6,722)
General and administrative expenses	(13,832)	(12,203)	(10,221)

Loss from operations	(23,848)	(44,823)	(13,238)
Other income/(expense)
Interest income	11	24	34
Interest expense	(1,962)	(45)	(89)
Decrease in fair value of liability warrant	824	—	—
Gain on extinguishment of notes	6,669	—	—
Other income/(expense), net	—	(368)	(79)
Foreign currency transaction loss, net	(24)	(7)	(4)

Total other income/(expense)	5,518	(396)	(138)
Loss before income taxes	(18,330)	(45,219)	(13,376)
Provision for income taxes	(4,319)	(1,420)	(83)

Net loss	$(22,649)	$(46,639)	$(13,459)

Loss per share
Basic and diluted (In US$)	$(4.44)	$(2.24)	$(0.64)

Weighted average number of shares outstanding —
Basic and diluted	5,100,465	20,796,789	20,994,015

The following table includes operating results of the consolidated variable interest entities. These operating results are included in the consolidated statements of operations above (see note 5).

	For the Years Ended December 31,
	2009	2010	2011
Advertising services revenues	$36,289	$20,709	$530
Gross profit	9,924	5,556	(54)
Loss from operations	(20,213)	(17,358)	(618)
Net loss	(23,589)	(19,194)	(883)

See notes to consolidated financial statements

SEARCHMEDIA HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT)

AND COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands, except share data)

	Common Stock		Series A convertible preferred shares			Accumulated
	Number of Shares	Amount US$	Number of shares	Amount	Additional paid-in capital	other comprehensive income	Accumulated deficit	Total shareholders’ (deficit)/equity	Comprehensive Loss Amount
Beginning as of January 1, 2009	2,169,269	—	675,374	$722	—	$1,099	$(46,306)	$(44,485)
Net loss	—	—	—	—	—		(22,649)	(22,649)	$(22,649)
Foreign currency exchange translation adjustment	—	—	—	—	—	(49)	—	(49)	(49)

Comprehensive Loss									$(22,698)

Returned of shares to the company by certain shareholders	(100,338)	—	—	—	—	—	—	—
Repurchase from shareholders	(79,579)	—	—	—	(628)			(628)
Extinguishment of the notes Accretion to Series B redeemable convertible preferred shares redemption value	—	—	—	—	—	—	(3,525)	(3,525)
Accretion to Series C redeemable convertible preferred shares redemption value	—	—	—	—	—	—	(3,058)	(3,058)
Statuary reserve	—	—	—	—	36		(36)	—
Conversion of Series A to common shares	675,374	—	(675,374)	(722)	722	—	—	—
Conversion of Series B to common shares	2,205,549	—	—	—	26,931	—	—	26,931
Conversion of Series C to common shares	1,712,874	—	—	—	17,790	—	—	17,790
Conversion of convertible note to common shares	1,712,874	—	—	—	6,830	—	—	6,830
Reverse acquisition of Ideation	12,462,345	2	—	—	69,253	—	—	69,255
IDI warrant transferred to APIC under EITF 07-5	—	—	—	—	1,577	—	—	1,577
Share-based compensation	—	—	—	—	411	—	—	411

Balance as of December 31, 2009	20,758,368	2	—	—	122,922	1,050	(75,574)	48,400
Net loss	—	—	—	—	—	—	(46,639)	(46,639)	$ (46,639)
Foreign currency exchange translation adjustment	—	—	—	—	—	103	—	103	103

Comprehensive Loss									$(46,536)

Repurchase of warrants	—	—	—	—	(3,809)	—	—	(3,809)
Exercise of warrants	1,460	—	—	—	9	—	—	9
Share issued	6,250	—	—	—	—	—	—	—
Issuance of common shares for share incentive plan	92,583	—	—	—	1	—	—	1
Share-based compensation	—	—	—	—	2,398	—	—	2,398

Balance as of December 31, 2010	20,858,661	2	—	—	121,521	1,153	(122,213)	463
Net loss	—	—	—	—	—	—	(13,459)	(13,459)	$(13,459)
Foreign currency exchange translation adjustment	—	—	—	—	—	(2,224)	—	(2,224)	(2,224)

Comprehensive Loss									$(15,683)

Share issued for earn-out	750,380	—	—	—	871	—	—	871
Issuance of common shares for share incentive plan	78,456	—	—	—	2	—	—	2
Share-based compensation	—	—	—	—	894	—	—	894

Balance as of December 31 2011	21,687,497	$2	—	$—	123,288	$(1,071)	$(135,672)	$(13,453)

See notes to consolidated financial statements

SEARCHMEDIA HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share data)

	For the Years Ended December 31,
	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(22,649)	$(46,639)	$(13,459)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization of property and equipment	399	404	385
Amortization of intangible assets	2,015	1,737	1,329
Share-based compensation	411	2,398	894
Increase in fair value of note warrant liability	(824)	—	—
Deferred tax expenses / (benefit)	825	(817)	(1,087)
Change of fair value of acquisition consideration payable	—	—	(10,681)
Gain on extinguishment of consideration payable	—	—	(4,340)
Gain on termination of VIEs	—	—	(9,551)
Loss / (gain) on extinguishment of the notes	(6,669)	—	—
Loss on impairment of goodwill	15,749	39,411	27,927
Loss on impairment of intangible assets	—	—	2,723
Loss on disposals of fixed assets	15	4	—
Bad debt provision on prepaid expenses and other current assets	—	1,006	832
Bad debt provision on accounts receivables	1,611	780	2,073
Changes in operating assets and liabilities, net of effect of acquisitions for 2010 and termination of VIEs in 2011:
(Increase) / decrease in assets:
Accounts receivable	(4,434)	(5,645)	(1,379)
Prepaid expenses and other current assets	1,737	(4,331)	(3,941)
Amounts due to/from related parties	417	1,882	(2,106)
Increase / (decrease) in liabilities:
Accounts payable	1,603	4,882	5,114
Accrued expenses and other payables	(1,462)	2,034	2,420
Amounts due to/from related parties	(252)	1,612	(1,558)
Deferred revenue	(293)	579	224
Income taxes payable	3,026	2,373	1,329

Net cash provided by/ (used in) operating activities	(8,775)	1,670	(2,852)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(150)	(140)	(47)
Proceeds from disposals of property and equipment	244	3	3
Cash disposed upon the termination of VIEs	—	—	(120)
Cash paid for acquisitions, net of cash acquired	(40,687)	(20,015)	(738)

Net cash used in investing activities	(40,593)	(20,152)	(902)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in restricted bank deposit	87	259	10
Proceeds from short-term borrowings	688	768	1,346
Repayment of short-term borrowings	(1,855)	(693)	(747)
Proceeds from issuance of convertible promissory notes and warrants	3,672	—	—
Proceeds from exercise of options	—	9	2
Issue of options	—	1	—
Repayment of promissory note	(5,000)	—	—
Repurchase of warrants	—	(3,809)	—
Cash from Ideation upon business combination	76,073	—	—

Net cash provided by/ (used in) financing activities	73,665	(3,465)	611
Foreign currency translation adjustment	5	103	219

Net increase / (decrease) in cash and cash equivalents	24,302	(21,844)	(2,924)
Cash and cash equivalents at beginning of year	5,096	29,398	7,554

Cash and cash equivalents at end of year	$29,398	$7,554	$4,630

SUPPLEMENTAL DISCLOSURE INFORMATION
Cash paid for interest	$2,477	$45	$89
Cash paid for income taxes	$381	$465	$314
Non-cash investing transactions:
Acquisition consideration payable	$16,381	$39,195	$15,891
Payable in connection with purchase of property and equipment	$—	$3	$—

See notes to consolidated financial statements

SEARCHMEDIA HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data)

1. Principal activities and organization

(a) Principal activities

SearchMedia Holdings Limited (the “Company” or “SearchMedia Holdings” or “IDI”) is a holding company and, through its consolidated subsidiaries (collectively the “Group”), is principally engaged in the provision of advertising services in the out-of-home advertising industry. Out-of-home advertising typically refers to advertising media in public places, such as billboards, in-elevator displays, street furniture and transit area displays. The Group is one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China.

(b) Organization

On October 30, 2009, the Company completed the acquisition of all the issued and outstanding shares and warrants of SearchMedia International Limited (“SearchMedia International”). SearchMedia International security holders, including certain note holders and warrant holders, received ordinary shares, or securities exercisable or exchangeable for ordinary shares, of the Company. The business combination was accounted for as a reverse recapitalization, whereby SearchMedia International is the continuing entity for financial reporting purposes and is deemed to be the accounting acquirer of SearchMedia Holdings Limited.

Prior to January 1, 2008, SearchMedia International incorporated Jieli Investment Management Consulting (Shanghai) Co., Ltd. (“Jieli Consulting”), which in turn entered into contractual agreements (see “ VIEs Arrangements”) with the owners of Shanghai Jingli Advertising Co., Ltd. (“Jingli”). The arrangement was to facilitate foreign investors to invest in SearchMedia International as the then PRC laws did not allow direct foreign investment or ownership in advertising companies in the PRC. The terms of these agreements resulted in SearchMedia International, through its wholly-owned subsidiary, Jieli Consulting, bearing all the economic risks and receiving all the economic benefits from the businesses and controlling the financing and operating affairs with respect to Jingli’s businesses. In accordance with ASC Topic 810, “Consolidation”, the financial statements of Jingli were consolidated by SearchMedia International in its consolidated financial statements effective from the date SearchMedia International first became the primary beneficiary pursuant to this contractual arrangements.

In 2008, Jingli, the VIE, acquired 100% equity interests of the following subsidiaries. The Company has consolidated the financial results of the VIE and its subsidiaries in the consolidated financial statements since the date of acquisitions.

Name of entity	Place of incorporation
Shanghai Jincheng Advertising Co., Ltd. (“Jincheng”)	PRC
Shaanxi Xinshichuang Advertising Planning Co., Ltd. (“Xinshichuang”)	PRC
Beijing Wanshuizhiyuan Advertising Co., Ltd. (“Wanshuizhiyuan”)	PRC
Shenyang Jingli Advertising Co., Ltd. (“Shenyang Jingli”)	PRC
Qingdao Kaixiang Advertising Co., Ltd. (“Kaixiang”)	PRC
Shanghai Haiya Advertising Co., Ltd. (“Haiya”)	PRC
Tianjin Shengshitongda Advertising Creativity Co., Ltd. (“Shengshitongda”)	PRC
Shanghai Botang Advertising Co., Ltd. (“Botang”)	PRC
Ad-Icon Company Limited (“HK Ad-Icon”)	HKSAR
Changsha Jingli Advertising Co., Ltd. (“Changsha Jingli”)	PRC
Wenzhou Rigao Advertising Co., Ltd. (“Wenzhou Rigao”)	PRC
Wuxi Ruizhong Advertising Co., Ltd. (“Wuxi Ruizhong”)	PRC

On December 11, 2009, HK Ad-Icon established Ad-Icon Advertising (Shanghai) Co., Ltd. (“Ad-Icon Shanghai”), a wholly-owned subsidiary in China, which is permitted to operate advertising businesses in China. In 2010, Ad-Icon Shanghai, acquired 100% of the equity interests in Zhejiang Continental Advertising Co., Ltd. Furthermore, 100% of the equity interests in Botang, Wanshuizhiyuan, Kaixiang, Wuxi Ruizhong and Shenyang Jingli acquired by Jingli have been transferred to Ad-Icon Shanghai during 2010 and 2011.

Effective December 23, 2011, the VIE, Jingli, and its subsidiaries including Jincheng, Xinshichuang, Haiya, Shengshitongda, Changsha Jingli and Wenzhou Rigao have all ceased their respective advertisement business so that the VIE structure is no longer required or in place. The Company terminated the VIEs arrangements and ceased to consolidate the financial results of the VIE and its subsidiaries effective December 23, 2011.

VIEs arrangements (Terminated as of December 23, 2011)

A variable interest entity (“VIE”) is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE.

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

PRC regulations currently prohibit or restrict foreign ownership of media and advertising business with the exception that foreign entities that directly invest in the advertising industry in China are required to have at least three years of direct operations in the advertising industry outside of China pursuant to the Administrative Regulations on Foreign-invested Advertising Enterprises (2004, as amended in 2008). As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Prior to the incorporation of Ad-Icon Shanghai, a WOFE permitted to operate advertising businesses in China, and to comply with PRC laws and regulations, the Company conducts substantially all of its operations through its VIE. The VIE is wholly owned by certain ex-employees of the Company (“nominee shareholders”).

Upon the formation of the VIE, the Company entered into various agreements with the VIE, through which, the Company holds all of the variable interests of the VIE. Details of key agreements with the VIE are as follows:

Loan Agreement. Pursuant to the loan agreement dated September 10, 2007 between Jieli Consulting and the shareholders of Jingli Shanghai, namely Ms. Qinying Liu and Ms. Le Yang, Jieli Consulting granted an interest-free loan to each shareholder. The principal amounts of the loans to Ms. Qinying Liu and Ms. Le Yang were $6.7 million and $4.5 million, respectively, in proportion with their respective original capital contributions to Jingli Shanghai. The term of the loan agreement is 10 years and may be extended for another ten years automatically unless Jieli Consulting terminates the agreement in a written form three months before the expiration date of the agreement. The loan can be repaid only with the proceeds from the transfer of the shareholder’s equity interest in Jingli Shanghai to Jieli Consulting or another person designated by Jieli Consulting at the minimum price permitted by then applicable PRC law. Jieli Consulting may accelerate the loan repayment upon certain events, including if a shareholder dies, loses capacity to act, no longer works for Jingli Shanghai or any affiliate of Jingli Shanghai, or commits a crime, or if Jieli Consulting so informs a shareholder as permitted by then applicable PRC law.

Equity Pledge Agreement. Pursuant to the equity pledge agreement dated September 10, 2007 among Jieli Consulting, Jingli Shanghai, and its shareholders, each shareholder has pledged all of her equity interest in Jingli Shanghai to Jieli Consulting to guarantee the performance of the shareholders’ and Jingli Shanghai’s obligations under the loan agreement, the exclusive call option agreement, and the exclusive technical consulting and service agreement. If Jingli Shanghai or any of its shareholders breaches its respective contractual obligations under these agreements, Jieli Consulting, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interest in Jingli Shanghai without the prior written consent of Jieli Consulting. The equity pledge agreement will expire after Jingli Shanghai and its shareholders fully perform their respective obligations under the loan agreement, the exclusive call option agreement and the exclusive technical consulting and service agreement, each briefly described in this note.

Exclusive Call Option Agreement. Under the exclusive call option agreement dated September 10, 2007 among Jingli Shanghai, its shareholders, and Jieli Consulting, Jingli Shanghai and its shareholders irrevocably granted Jieli Consulting or its designated person an exclusive option to purchase, when and to the extent permitted under then applicable PRC law, all or part of the equity interests in Jingli Shanghai. The exercise price for all of the equity interests of Jingli Shanghai is the minimum price permitted by then applicable PRC law or a higher price determined by Jieli Consulting. Unless this exclusive call option agreement is terminated on an earlier date as agreed upon by the parties to the agreement, the term of the agreement is ten years and may be extended for another ten years automatically unless Jieli Consulting terminates the agreement in writing three months before the expiration date of the agreement. Pursuant to this call option agreement.

•

The shareholders of Jingli Shanghai may not change the articles of association, bylaws, registered capital or shareholding structure of Jingli Shanghai, without the prior written consent of Jieli Consulting;

•	Jingli Shanghai may not acquire or merge with any third parties, or invest in any third parties, without the prior written consent of Jieli Consulting;

•	Jingli Shanghai may not generate, delegate, guarantee for, or allow existing any indebtedness without the prior consent or confirmation of Jieli Consulting, except in the ordinary courses of business;

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

•

Power of Attorney. The shareholders of Jingli Shanghai have executed a power of attorney to Mr. Guojun Liang, which irrevocably authorizes Mr. Liang (who is the husband of Ms. Qinying Liu), to vote as such shareholders’ attorney-in-fact on all of the matters of Jingli Shanghai requiring shareholder approval.

•

Exclusive Technical Consulting and Service Agreement. Pursuant to the exclusive technical consulting and service agreement dated September 10, 2007 between Jingli Shanghai and Jieli Consulting, Jieli Consulting has the exclusive and irrevocable right to provide to Jingli Shanghai technical consulting services related to the business operations of Jingli Shanghai. Jingli Shanghai agrees to pay annual technical service fees to Jieli Consulting based on the actual services provided by Jieli Consulting. If Jingli Shanghai does not generate net profits in a fiscal year, Jieli Consulting agrees not to charge services for that year. The term of this agreement is 10 years commencing on September 10, 2007 and may be extended automatically for another 10 years unless Jieli Consulting terminates the agreement by a written notice three months before the expiration date.

The agreements above did not provide substantive kick-out right of the VIE to unilaterally terminate the contracts and the VIE could not force termination by paying a termination fee. The VIE also need to agree to an extension of fixed term. As a result of these agreements, Jieli Consulting exercised effective control over the VIE, received substantially all of the economic benefits and residual interest and absorbs all of the risks and expected losses from the VIE, and had an exclusive call option to purchase all the equity interest in the VIE at a minimal price. Therefore, Jieli Consulting was considered as the primary beneficiary of the VIE and accordingly the financial statements of these VIE were consolidated in the Company’s consolidated financial statements.

The Company believes that Jieli Consulting’s contractual arrangements with the VIE were in compliance with PRC law and were legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to control the VIE also depended on the voting power obtained under the power of attorney, described above. Jieli Consulting had the power to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believed the power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could, among other things:

•	revoke the Company’s business and operating licenses;

•	require the Company to discontinue or restrict operations;

•	restrict the Company’s right to issue the invoice and collect revenues;

•	block the Company’s websites;

•

require the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which the Company may not be able to comply; or

•	take other regulatory or enforcement actions against the Company that could be harmful to the Company’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Company’s ability to conduct the Company’s business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE and its subsidiaries or the right to receive its economic benefits, the Company would no longer be able to consolidate the VIE. The Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Jieli Consulting, or the VIE.

Effective December 23, 2011, the VIE, Jingli, and its subsidiaries have all ceased their respective advertisement business so that the VIE structure is no longer required or in place (see note 5).

(c) Reclassification

Certain comparative figures have been reclassified to conform to current period’s presentation.

2. Summary of significant accounting policies

(a) Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIE subsidiary for which the Company is the primary beneficiary. Operating results of its VIE subsidiary were excluded from the consolidated financial statements since December 23, 2011 upon termination of the VIE contracts. All significant transactions among the Company, its subsidiaries and its VIE subsidiary have been eliminated upon consolidation.

Accounting Standards Codification (“ASC”) 810 “Consolidation” provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting interests, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity risk for the entity to finance its activities without additional subordinated financial support from other parties. Through the contractual arrangements, the Company held all the variable interests of the VIE and had been determined to be the primary beneficiary of the VIEs.

Pursuant to the contractual arrangements with the VIE, the Company had the power to direct activities of the VIE, and had assets transferred out of the VIE primarily in the form of the service fees paid by the VIE. Therefore, the Company believes it has control over the assets of a consolidated VIE to the extent permitted by the applicable PRC law and the contractual arrangements. As the consolidated VIE was incorporated as a limited liability company under the PRC Company Law, creditors of the VIE did not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE. Currently there was no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIE. As the Company was conducting certain business in the PRC mainly through the VIE, the Company might provide such support on a discretionary basis in the future, which could expose the Company to a loss.

On April 7, 2010, Crystal Liu, one of the equity holders of the VIE, initiated a lawsuit against the Company for an unpaid salary of approximately $150,000. Based on the advice from the Company’s PRC legal counsel, the lawsuit did not impact the validity and performance of any of the agreements entered into between Jieli Consulting and Ms. Liu as the nominee shareholder of Jingli Shanghai. Consequently, it did not impact the Company’s previous or current accounting conclusion on the consolidation of Jingli Shanghai. The labor dispute with Ms. Liu has been settled.

In the opinion of our PRC legal counsel, all current VIE contractual arrangements were valid, binding and enforceable, and would not result in any violation of PRC laws or regulations currently in effect. If any of these business partners or contracting counterparties fails to perform its obligations, the Company may not be able to enforce the relevant agreements if the agreements are ruled in violation of the PRC laws. If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media and market research industries, or if these regulations or the interpretation of existing regulations change in the future, the Company could be subject to severe penalties or be forced to relinquish our interests in those operations, even if the agreements are otherwise legal and valid. These conditions may also result in deconsolidation of the VIE.

Going concern

The Company incurred a net loss of $13,459 during the year ended December 31, 2011. As of December 31, 2011, the Company’s net shareholders’ deficit was $13,453, and its current liabilities exceeded its current assets by $31,043. The Company had cash and cash equivalents of $4,630 as of December 31, 2011. The Company may not have sufficient cash to meet its payment obligations in the next 12 months in which case we may (i) seek additional financing, (ii) dispose of certain assets or (iii) seek to refinance some or all of our debts.

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

The management of the Company has taken a number of actions and will continue to address this situation in order to restore the Company to a sound financial position with an appropriate business strategy going forward. These actions include:

1.	Issued shares to ex-owners of the subsidiaries and reduced $5.2 million earn-out liabilities in October 2011;

2.	Eliminated its VIE structure and the underlying liabilities in December 2011;

3.	Entered into a $3 million convertible note with its major shareholders with a one-year maturity in February 2012;

4.	In April, 2012, the Board of Directors approved and authorized a capped pool of 7 million common shares to be issued to certain ex-owners of the subsidiaries for the purpose of converting and eliminating the outstanding earn-out liabilities;

5.	Divested Zhejiang Continental in May 2012 (see note 21);

6.	Started the process of securing additional funds;

7.	Adopted various cost-saving strategies

Based on the management’s plans, the consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business.

(b) Use of estimates

The preparation of financial statements in accordance with US GAAP requires the Company’s management to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for doubtful receivables; useful lives and residual values of property and equipment and intangible assets; recoverability of the carrying amount of property and equipment, goodwill and intangible assets; fair values of financial instruments; the fair values of the assets acquired and liabilities assumed upon the consolidation of businesses acquired in 2008 and 2010 respectively; and the assessment of contingent obligations. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from these estimates.

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

The assets and liabilities of the Company’s consolidated subsidiaries and VIEs are translated into the US$ reporting currency using the exchange rate at each balance sheet date. Revenue and expenses of these entities are translated into US$ at average rates prevailing during the year. Equity accounts are translated at historical exchange rates. Gains and losses resulting from translation of these entities’ financial statements into the US$ reporting currency are recorded as a separate component of “accumulated other comprehensive income” within shareholders’ equity.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use.

The Group’s cash and bank deposits were held in major financial institutions located in US and PRC, which management believes have high credit ratings. Cash and bank deposit held in PRC as of December 31, 2010 and 2011 were $4,340 and $4,437, respectively. The remaining cash and bank deposits were held in US and HK denominated in USD, amounted to $3,214 and $193 as of December 31, 2010 and 2011, respectively.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company places its temporary cash instruments with well-known financial institutions within the United States and, at times, may maintain balances in excess of the $250 US FDIC Insurance limit. The Company monitors the credit ratings of the financial institutions to mitigate this risk. The Company maintains accounts with well established multi-national banks under a program where the funds are invested with various FDIC insured banks so as not to exceed the insurance limit.

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

The fair value of the Group’s financial assets and liabilities approximate their carrying amount because of the short-term maturity of these instruments. The Group’s options and acquisition consideration payable fall into Level 3 and there were no transfers in or out of Level 3 during the years presented.

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

The Group generates advertising service revenues from the sales of frame space on the poster frame network and advertising time slots on traditional billboard networks. In the majority of advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances the Group is considered an agent and recognizes revenue on a net basis.

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

(o) Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs, mainly sales commission, included in sales and marketing expenses amounted to $1,135, $1,834 and $3,852 for the years ended December 31, 2009, 2010 and 2011, respectively.

(p) Retirement and other post-retirement benefits

Pursuant to relevant PRC regulations, the Company’s consolidated subsidiaries in the PRC are required to make contributions to various defined contribution retirement plans organized by the PRC government. The contributions are made for each qualifying PRC employee at rates ranging from 18% to 20% on a standard salary base as determined by the PRC governmental authority. Contributions to the defined contribution plans are charged to the consolidated statements of income as the related employee service is provided.

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

(q) Share-based payments

The Group accounts for share-based payments in accordance with ASC Topic 718, “Compensation—Stock Compensation”. Under ASC 718, the Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. For awards with performance conditions, the compensation expense is based on the grant-date fair value of the award, the number of shares ultimately expected to vest and the vesting period.

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

(s) Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing income/(loss) attributable to common shares shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and unvested shares. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on loss per share and, accordingly, are excluded from the calculation. Common equivalent shares are also excluded from the calculation in loss periods as their effects would be anti-dilutive. The Group incurred net loss for the three years ended December 2009, 2010 and 2011, no diluted earnings (loss) is presented.

(t) Segment reporting

The Group has one operating segment as defined by ASC Topic 280, “Segment Reporting”. For the three years ended December 31, 2009, 2010 and 2011, the Group’s advertising service revenues generated from customers outside the PRC is less than 10% of the Group’s total consolidated revenues and the Group’s total long-lived tangible assets located outside the PRC is less than 10% of the Group’s total consolidated long-lived tangible assets. Consequently no geographic information is presented.

(u) Significant concentrations and risks

No single group or customer contributed more than 10% of the Company’s revenue for the years ended December 31, 2009, 2010 and 2011.

No single group or supplier contributed more than 10% of the Company’s cost of revenue for the years ended December 31, 2009, 2010 and 2011.

An advertising agency customer accounted for 11% of the Company’s accounts receivable as of December 31, 2011. No advertising agency customer or individual customer accounted for more than 10% of accounts receivable as of December 31, 2010.

(v) Recently issued accounting standards

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended the FASB Accounting Standards Codification (“ASC”) 820, Fair

Value Measurements and Disclosures to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change particular principles in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011 and should be applied prospectively. The Group does not expect that ASU 2011-04 will have a significant impact on its consolidated results of operations or financial position.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires an entity to present items of net income, other comprehensive income and total comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers the effective date of the changes in ASI 2011-05 that relate to the presentation of reclassification adjustments for each component of other comprehensive income in both net income and other comprehensive income. The amendments in the ASU’s do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 and ASU 2011-12 are both effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and must be applied retrospectively. The Group will be required to adopt ASU 2011-05 and ASU 2011-12 no later than the quarter beginning January 1, 2012. As the ASUs require additional presentation only, there will be no impact to the Group’s consolidated results of operations or financial position.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. Previous guidance required an entity to test goodwill for impairment by first comparing the fair value of a reporting unit with its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Group will be required to adopt ASU 2011-08 as of January 1, 2012 and does not expect that ASU 2011-08 will have a significant impact on its consolidated results of operations or financial position.

3. Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the three years ended December 31, 2009, 2010 and 2011. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock or conversion of notes into shares of the Company’s common stock that could increase the number of shares outstanding and lower the earnings per share of the Company’s common stock. This calculation is not done for years in which a net loss was incurred as this would be antidilutive. The information related to basic and diluted earnings per share is as follows:

	2009	2010	2011
Numerator:
Net Loss	$(22,649)	$(46,639)	$(13,459)
Denominator:
Weighted average shares outstanding — Basic and diluted	5,100,465	20,796,789	20,994,015
Loss per share — Basic and diluted (In US$)	$(4.44)	$(2.24)	$(0.64)

As of December 31, 2011, there were a total of 1,019,333 stock options and 13,607,441 warrants that would have been included in the computation of diluted earnings per share that could potentially dilute basic earnings per share in the future.

4. Acquisitions

I. 2010 acquisition

a.	Initial recognition of contingent acquisition consideration

On May 31, 2010, the Group acquired 100% of the equity interest in Zhejiang Continental initially valued at $19,698, including an initial cash consideration of $73 and $19,625 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of goodwill, was recognized as of the date of acquisition.

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

In addition to the initial consideration, the equity owners of Zhejiang Continental are entitled to subsequent consideration, including cash and ordinary shares of the Company on a predetermined earn-out formula applied to audited operating results through December 31, 2010 (“2010 earn-out”) and through December 31, 2011 (“2011 earn-out”). The 2010 earn-out is payable in cash based on a multiple of 3.5 of the full year audited operating results from 2010. The 2011 earn-out is payable in ordinary shares of the Company based on a multiple of 3.3 of the full year audited operating results for 2011. The multiples of 2010 and 2011 earn-out can be reduced to 3.0 if the audited operating results were less than certain amounts. Both 2010 and 2011 earn-out are subject to a maximum amount of $10,665 and $10,681, respectively.

The contingent purchase price consideration is payable when each individual 12-month period during the earn-out period is completed and the operational results were agreed to and confirmed. The 2010 earn-out is payable in cash and the 2011 earn-out is payable in ordinary shares of the Company at market price. At the acquisition date, the contingent consideration was recognized at fair value based on historical and forecast operational results agreed to and confirmed by the Group and goodwill was recognized in accordance with ASC Topic 805-20.

The accompanying consolidated financial statements include the assets and liabilities of Zhejiang Continental as of December 31, 2010 and 2011 and the operating results for the period from May 31, 2010 (date of acquisition by the Group) to December 31, 2010 and for the year ended December 31, 2011.

b.	Change of fair value of contingent acquisition payable

As at December 31, 2011, the contingent consideration of Zhejiang Continental was resolved and there was a reduction of total consideration compared to the initial estimated contingent purchase price. An adjustment to contingent consideration of $10,681 was recognized to the income statements in accordance with ASC Topic 805-30-35.

c.	Subsequent disposal of Zhejiang Continental

On May 2, 2012, the Company divested 100% equity interests in Zhejiang Continental back to its original selling shareholders (see note 21). As a result of the decline in performance of Zhejiang Continental, goodwill and intangible assets of Zhejiang Continental, amounting to $18,816 and $2,723 respectively were fully impaired at December 31, 2011 (see note 9).

Below is the reconciliation of acquisition consideration payable and goodwill from date of acquisition to December 31, 2011:

Acquisition consideration payable:
Balance as at date of acquisition	19,698
Consideration paid in 2010	(2,340)
Translation adjustment	610

Balance as at December 31, 2010	17,968
Change of fair value of contingent consideration payable	(10,681)
Translation adjustment	918

Balance as at December 31, 2011	$8,205

Goodwill:
Balance as at date of acquisition	$17,805
Translation adjustment	553

Balance as at December 31, 2010	18,358
Impairment of goodwill	(18,816)
Translation adjustment	458

Balance as at December 31, 2011	$—

5. Termination of the VIE contractual agreements

On December 23, 2011, the Company terminated the contractual arrangement with the VIE, Jingli, so that the VIE structure was no longer in place. The Company ceased to consolidate the financial results of the VIE and its subsidiaries including Jincheng, Xinshichuang, Haiya, Shengshitongda, Changsha Jingli and Wenzhou Rigao upon termination of the contractual agreements. A gain of $9,551 on such termination was recognized to income statement in accordance with ASC 845-10-30-1.

The carrying amounts of the major classes of assets and liabilities of the VIE and its subsidiaries at December 23, 2011 were as follows:

Assets:
Cash	$120
Accounts receivable	1,319
Prepaid expenses and other current assets	890
Property and equipment	204
Deferred tax assets	$147

Total	$2,680

Liabilities:
Accounts payable	4,841
Accrued expenses and other payables	7,351
Amounts due to related parties	336
Income taxes payable	1,032
Short-term bank loans	1,381

Total	$14,941

Goodwill	$2,710
Net liabilities	$9,551

Revenue and net income of the VIE and its subsidiaries from January 1, 2011 through December 23, 2011 were:

Advertising service revenue	$530

Loss from operations	(618)

Net loss	(883)

The Company did not classify the termination of the VIE as discontinued operations because the Group expects to continue to generate revenues from the sales of similar services to specific customers of the disposed component. As a result of the migration of customers, continuing cash flows are being generated by the Group from transactions with customers of the disposed component.

The following unaudited pro forma information summarizes the effect of the termination, as if the termination of the VIE had occurred as of January 1, 2009. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company terminated the VIE on January 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2009	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)
Advertising service revenues	$30,165	$44,318	$55,041
Loss from operations	(11,127)	(39,234)	(12,620)
Net loss	(8,728)	(40,620)	(12,576)

6. Accounts receivable, net

Accounts receivable consist of the following:

	As of December 31,
	2010	2011
Accounts receivable	$21,259	$20,366
Less allowance for doubtful accounts	(3,194)	(4,544)

Accounts receivable, net	$18,065	$15,822

As of December 31, 2010 and 2011, the Group’s accounts receivable includes amounts earned and recognized as revenues of $6,105 and $2,133, respectively but not yet billed (unbilled receivables). Management expects all unbilled receivables to be billed and collected within 12 months of the balance sheet date.

The following table presents the movement of the allowance for doubtful accounts:

	As of December 31,
	2010	2011
Beginning allowance for doubtful accounts	$2,325	$3,194
Effect of foreign currency translation	89	216
Additions charged to bad debt expense	1,171	2,073
Recoveries	(391)	—
Termination of the VIEs	—	(939)

Ending allowance for doubtful accounts	$3,194	$4,544

7. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2010	2011
Prepaid rent	$5,651	$5,001
Other prepaid expenses	82	8
Rental deposits and other receivables	2,607	4,453

Total prepaid expenses and other current assets	$8,340	$9,462

Bad debt expense was $1,006 and $832 for the year ended December 31, 2010 and 2011.

8. Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31,
	2010	2011
Leasehold improvements	$114	$25
Advertising display equipment	1,378	1,156
Furniture, fixtures and office equipment	793	510
Motor vehicles	30	32

Total cost of property and equipment	2,315	1,723
Less: accumulated depreciation and amortization	(1,182)	(1,090)

Property and equipment, net	$1,133	$633

Depreciation of property and equipment were allocated to the following categories of cost and expenses:

	Years Ended December 31,
	2009	2010	2011
Cost of revenues	$233	$232	$244
Selling and marketing expenses	—	33	27
General and administrative expenses	166	139	114

Total depreciation and amortization	$399	$404	$385

9. Goodwill and other intangible assets

The changes in carrying amount of goodwill for the years ended December 31, 2010 and 2011 are as follows:

		Wanshui	Shenyang		Shengshi		Wenzhou	Wuxi	HK	Zhejiang
	Kaixiang	zhiyuan	Jingli	Haiya	tongda	Botang	Rigao	Ruizhong	Ad-Icon	Continental	Total
Balance as of January 1, 2010	$12,316	$5,619	$2,313	$3,858	$116	$14,117	$4,904	$1,354	$1,294	$—	$45,891
Goodwill acquired during the year	—	—	—	—	—	—	—	—	—	17,805	17,805
Goodwill recorded as a result of contingent consideration resolved under ASC Topic 805-20	2,309	225	3,205	1,755	(21)	6,442	2,806	2,958	897	—	20,576
Impairment of goodwill	(10,230)	(2,674)	(3,832)	(5,608)	(97)	(8,864)	(5,169)	(1,286)	(1,651)	—	(39,411)
Translation adjustment	154	114	(14)	(5)	2	241	38	14	(3)	553	1,094
Balance as of December 31, 2010	$4,549	$3,284	$1,672	$—	$—	$11,936	$2,579	$3,040	$537	$18,358	$45,955
Goodwill acquired during the year	—	—	—	—	—	—	—	—	—	—	—
Deconsolidation of VIE	—	—	—	—	—	—	(2,710)	—	—	—	(2,710)
Impairment of goodwill	(1,460)	(1,044)	(1,714)	—	—	(4,798)	—	(95)	—	(18,816)	(27,927)
Translation adjustment	195	142	42	—	—	487	131	152	1	458	1,608
Balance as of December 31, 2011	$3,284	$2,382	$—	$—	$—	$7,625	$—	$3,097	$538	$—	$16,926

The gross amount and accumulated impairment losses of goodwill as of December 31, 2010 and 2011 are as follows:

		Wanshui	Shenyang		Shengshi		Wenzhou	Wuxi	HK	Zhejiang
	Kaixiang	zhiyuan	Jingli	Haiya	tongda	Botang	Rigao	Ruizhong	Ad-Icon	Continental	Total
Goodwill, gross	$15,007	$10,168	$15,862	$7,929	$99	$30,877	$7,862	$4,354	$2,187	$18,358	$112,703
Accumulated impairment losses	(10,458)	(6,884)	(14,190)	(7,929)	(99)	(18,941)	(5,283)	(1,314)	(1,650)	—	(66,748)
Balance as of December 31, 2010	$4,549	$3,284	$1,672	$—	$—	$11,936	$2,579	$3,040	$537	$18,358	$45,955
Goodwill, gross	$15,774	$10,688	$16,672	$8,334	$104	$32,454	$8,264	$4,576	$2,190	$19,295	$118,351
Accumulated impairment losses	(12,490)	(8,306)	(16,672)	(8,334)	(104)	(24,829)	(8,264)	(1,479)	(1,652)	(19,295)	(101,425)
Balance as of December 31, 2011	$3,284	$2,382	$—	$—	$—	$7,625	$—	$3,097	$538	$—	$16,926

Accumulated impairment losses include current year impairment loss charged to Statement of Operations and translation differences of Goodwill at different years end closing rate.

Goodwill impairment

Management performs a goodwill impairment test for each of its reporting units as of December 31 of each year or when circumstances change that would more likely than not that the carrying amount of goodwill may be impaired. As a result of impairment tests, the Group recorded a goodwill impairment loss of $15,749, $39,411 and $27,927 for the years ended December 31, 2009, 2010 and 2011, respectively.

The Group applied the income approach to estimate the fair value of its reporting units for goodwill impairment tests. The key assumptions used in this approach, which requires significant management judgment, include business assumptions, growth rate, terminal value, discount rate, and tax amortization benefit. Under this approach, the free cash flow to the Company was first estimated and then the after tax weighted average cost of capital (“WACC”) was used to discount the cash flow to calculate the estimated value. To select the appropriate discount rate, the Company used both the CAPM model and the build up method and then using the weighted average by capital amount weighting. The Company then selected the average of both methods to estimate the WACC to arrive at the concluded discount rate of 20.0%, 21.5% and 18.0% as of December 31, 2009, 2010 and 2011 respectively.

Our goodwill primarily arises from the initial consideration paid and subsequent settlement of contingent consideration of our business acquisitions. Before the issuance of ASC Topic 805-20, the contingent purchase price consideration for each entity is payable when each individual 12-month period during the earn-out period is completed and the operational results were agreed and confirmed. As such, the purchase price allocation cannot be completed until the contingencies are resolved in accordance with SFAS No. 141. Therefore, the contingent consideration was not determinable beyond a reasonable doubt for the 2008 acquisitions, and no goodwill was recognized due to the contingent nature of the consideration. Based on the Group’s audited operating results through December 31, 2009 and the amended acquisition agreements during December 31, 2010, the Company recorded additional consideration payable which resulted in additional goodwill in 2010.

In April 2009, the FASB issued Staff Position No. FSP FAS 141(R)-1,”Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“ASC Topic 805-20”). This updated guidance amended the accounting treatment for assets and liabilities arising from contingencies in a business combination and requires that pre-acquisition contingencies be recognized at fair value, if fair value can be reasonably determined. If fair value cannot be reasonably determined, measurement should be based on the best estimate in accordance with SFAS No. 5, “Accounting for Contingencies” (“ASC Topic 450”).

The Group performed its annual impairment test at the end of the year, which indicated that the carrying amount exceeded the fair value by a significant margin. The impairment test resulted in an additional goodwill impairment loss in 2010 and 2011, as the valuation analysis indicated that the fair values of the reporting units were less than the carrying value. The Group recognized significant goodwill impairment on the acquired companies right after the Company recorded additional contingent consideration due to:

1.	Decline in performance of Zhejiang Continental, which results in goodwill impairment of $18,816 for the year ended December 31, 2011;

2.	The implied fair value of the goodwill was lower than the carrying value when the Company considered cash flow stream in the goodwill impairment test;

3.	The discount rate used in the valuation model during the impairment test is higher than the discount rate used in the purchase price allocation due to higher risk associates with advertising industry in recent years;

4.	For the acquisitions occurred in 2008, the Company accounted for the acquisition under FAS 141 and record goodwill when the contingent consideration is realized. As a result, the Company recorded the 2009 earn-out payment only when the contingency was realized in 2010. As at the year ended December 31, 2010 and 2011, the Company performed the goodwill impairment test based on the actual net income which is significantly lower than the 2008 and 2009 net income. Accordingly, the Company revised the future projection of its subsidiaries due to:

•	the acquisitions took place before the financial crisis in 2008. The overall business dropped significantly due to the economic downturn;

•	the ex-owners had less incentive to expand the business after the earn-out period;

•	the synergy of consolidating and integrating multiple acquired businesses is lower than what we expected.

Intangible assets other than goodwill consist of the following:

	Weighted average amortization period	As of December 31,
		2010	2011
Gross amount
Customer relationship	0.5-3.4 years	$3,511	$3,533
Lease agreements	1-4.4 years	7,831	6,696
Non-compete agreements	3.4 years	480	505

		11,822	10,734

Accumulated amortization
Customer relationship		(2,584)	(2,915)
Lease agreements		(4,242)	(4,789)
Non-compete agreements		(86)	(237)

		(6,912)	(7,941)

Accumulated impairment
Customer relationship		(16)	(618)
Lease agreements		(940)	(1,907)
Non-compete agreements		—	(268)

		(956)	(2,793)

Net intangible assets
Customer relationship		911	—
Lease agreements		2,649	—
Non-compete agreements		394	—

		$3,954	$—

For year ended December 31, 2011, the Group recorded an impairment loss on its intangible assets in the amount of $2,723 associated with Zhejiang Continental mainly due to the decline in business performance. There was no impairment loss for the years ended December 31, 2009 and 2010.

Amortization of intangible assets was allocated to the following categories of cost and expenses:

	Years Ended December 31,
	2009	2010	2011
Cost of revenues	$1,379	$1,273	$854
Sales and marketing expenses	636	464	475

Total amortization expenses	$2,015	$1,737	$1,329

There is no future expected amortization of intangible assets as of December 31, 2011, since all of the intangible assets were fully amortized or impaired.

10. Acquisition consideration payable

During the year ended December 31, 2008 and 2010, the Group acquired the respective advertising businesses of Jincheng, Xinshichuang, Kaixiang, Wanshuizhiyuan, Shenyang Jingli, Botang, HK Ad-icon, Shengshitongda, Wenzhou Rigao, Wuxi Ruizhong and Zhejiang Continental (“acquired entities”). These acquisitions were unrelated to each other.

Pursuant to a series of acquisition agreements signed with each of the acquired entities’ former equity owners, which we refer to as the “ex-owners”, in 2008 and 2010 (“original acquisition agreements”), the purchase consideration for each acquisition is contingent based on the operational results agreed and confirmed by the Group and each of the acquired entities’ ex-owners in a 2-year earn-out period following respective acquisition dates (“earn-out period”).

The table below summarizes the contingent consideration associated with the Company’s 2008 and 2010 acquisitions:

	Total contingent consideration and paid up to December 31, 2010 and consideration payable as of December 31, 2010
Acquired Entity	Contingent consideration	Consideration paid in cash	Consideration paid in stock	Consideration payable	Payable in cash	Payable in stock
Xinshichuang	$1,132	$981	$—	$151	$151	$—
Jincheng	1,058	997	—	61	61	—
Kaixiang	15,396	7,423	—	7,973	3,953	4,020
Wanshuizhiyuan	10,554	8,996	—	1,558	—	1,558
Shenyang Jingli	17,222	15,853	—	1,369	—	1,369
Haiya	8,537	5,662	—	2,875	1,120	1,755
Botang	33,304	32,302	—	1,002	—	1,002
HK Ad-icon	2,407	1,545	—	862	593	269
Shengshitongda	121	121	—	—	—	—
Wenzhou Rigao	7,953	4,527	—	3,426	2,014	1,412
Wuxi Ruizhong	4,542	2,593	—	1,949	1,268	681
Zhejiang Continental	20,309	2,340	—	17,969	7,807	10,162
Total	$122,535	$83,340	$—	$39,195	$16,967	$22,228

	Total contingent consideration and paid up to December 31, 2011 and consideration payable as of December 31, 2011
Acquired Entity	Contingent consideration	Consideration paid in cash	Consideration paid in stock	Consideration payable	Payable in cash	Payable in stock
Kaixiang	$16,183	$7,802	$4,225	$4,156	$4,156	$—
Wanshuizhiyuan	11,093	9,890	—	1,203	—	1,203
Shenyang Jingli	18,101	16,663	—	1,438	—	1,438
Haiya	8,973	5,951	—	3,022	1,178	1,844
Botang	35,005	34,556	—	449	—	449
HK Ad-icon	2,410	1,547	269	594	594	—
Wenzhou Rigao	8,359	4,759	—	3,600	2,116	1,484
Wuxi Ruizhong	4,774	3,487	716	571	571	—
Zhejiang Continental	10,665	2,460	—	8,205	8,205	—

Total	$115,563	$87,115	$5,210	$23,238	$16,820	$6,418

During 2011, 750,380 shares of the Company were issued to ex-owner of Kaixiang, Wuxi Ruizhong and HK Ad-icon to settle consideration payable in stock of $5,210. A gain of $4,340 was recognized to the income statement due to issuance of the Company’s shares at the market price lower than the price initially agreed at acquisition.

For subsequent changes to consideration payable, please refer to note 21.

11. Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	As of December 31,
	2010	2011
Accrued payroll and staff benefits	$1,926	$666
Accrued professional fee	1,044	1,638
Business tax and surcharges payable	9,076	9,253
Contingent liabilities (Note 20(c))	2,602	360
Accrued liabilities for abandonment of lease	1,900	—
Other accrued liabilities	1,383	2,035

Total accrued expenses and other payables	$17,931	$13,952

12. Short-term borrowings

Balances as of December 31, 2010

The Group’s short term borrowing of $729 as of December 31, 2010 represents two short-term bank loans of $559 and $170. The short-term loan of $559 bears interest at 6% per annum and matured on April 13, 2011. The loan of $170 bears interest at 14.23% per annum and matured on September 21, 2011. Total interest expense for the two short-term bank loans is $45 for the year ended December 31, 2010.

Balances as of December 31, 2011

The balance is zero as of December 31, 2011 due to deconsolidation of the VIE. Interest expenses for 2011 is $89.

13. Common shares and warrants

Common shares

As of December 31, 2010 and 2011, the number of issued and outstanding common shares was 20,858,661 and 21,687,497, respectively. During 2011, 750,380 shares were issued to ex-owner of the acquired subsidiaries to offset earn-out liabilities of $5.2 million. The Company also issued 78,456 shares to employee upon exercise of their options and received $2.

Warrants

SearchMedia has a total of 13,400,000 warrants outstanding prior to the business reverse acquisition. Each warrant entitles the registered holder to purchase one share of the Company’s common stock at a price of $6.00 to $8.00 per share at any time commencing on the completion of a business combination. The warrants have a four years term and was supposed to expire in November 2011. On April 13, 2011, the Board of Directors of the Company approved an extension of the expiration date of its publicly held warrants with an exercise price of $6.00 from November 19, 2011 to November 19, 2012. All other provisions of the warrants remain the same.

Upon completion of the business reverse acquisition, which was October 30, 2009, the Company has 15,347,401 warrants outstanding, which includes 1,519,182 warrants issued to the SearchMedia International shareholders or warrantholders in the business reverse acquisition and 428,219 warrants issued to the note holder.

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

In January 2010, the Company repurchased in aggregate 1,738,500 warrants in the open market for a total consideration of $3,809 under a Board authorized plan. During 2010, 1,460 warrants were exercised and the Company received net proceeds of $9. There were no warrants exercised during 2011. As of December 31, 2010 and 2011, there were 13,607,441 warrants for the common stock outstanding.

14. Share-based payments

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

(a) Share options

Details of stock options activity during the years ended December 31, 2009, 2010 and 2011 was as follows:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual term	Aggregate fair value
Balance as of January 1, 2009	8,840,000	$0.79		$432
Granted	1,650,000	0.53		33
Forfeited	(4,215,000)	0.69		(149)

Balance as of October 30, 2009	6,275,000
Converted into IDI options	423,797	3.19		1,253

Balance as of December 31, 2009	423,797	3.19		1,253

Granted	770,000	5.47		1,924
Exercised	(86,673)	0.01		(345)
Forfeited	(102,263)	2.69		(316)

Balance as of December 31, 2010	1,004,861	2.13		1,253

Granted	120,000	1.74		123
Exercised	(77,387)	0.01		(307)
Forfeited	(28,141)	3.81		(78)

Balance as of December 31, 2011	1,019,333	5.32	8.0 years	1,880

Options exercisable at December 31, 2011	530,077	5.56	7.6 years

The Company determined the estimated grant-date fair value of share options based on the Binomial Tree option-pricing model using the following assumptions:

	2009	2010	2011
Risk-free rate of return	3.43%	2.744%-4.142%	2.35%
Weighted average expected option life	10 years	10 years	10 years
Expected volatility rate	40.30%	64.00%	102.20%
Dividend yield	0%	0%	0%

The expected volatility in the table above was based on the actual volatility of the Company’s ordinary shares.

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

During first quarter of 2010, 545,000 options, at exercise prices ranging from $6.05 to $7.4, to purchase common shares of the Company were granted to senior executives of the Company with the options vesting one-third annually over a three year period. A total of 225,000 options, at exercise price of $7.14, were also granted to Board members with vesting one year from the date of grant. The fair value of these options at grant date was $1,924.

On August 20, 2010, one of the senior executives of the Company agreed to cancel 225,000 options granted in the first quarter of 2010 and, upon cancellation, the senior executive was issued an option to purchase 225,000 shares of common stock at exercise price of $2.62, which vest one-third annually on the anniversary of the date of grant. The fair value of these options at grant date was $216.

On September 1, 2011, 120,000 options, at exercise prices at $1.74, to purchase common shares of the Company were granted to a senior executive of the Company with the options vesting half annually over a two year period. The fair value of these options at grant date was $123.

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

The amount of compensation cost recognized for these share options was $662 for the year ended December 31, 2011, of which $123 and $539 was allocated to sales and marketing expenses and general and administrative expenses, respectively. As of December 31, 2011, unrecognized share-based compensation cost in respect of granted share options amounted to $308.

(b) Restricted share

Details of restricted share activity during the years ended December 31, 2009, 2010 and 2011 were as follows:

	Number of restricted share Granted	Grant-date fair value	Weighted average remaining contractual term
Balance as of January 1, 2009	3,867,000
Granted	3,000,000	$297
Forfeitures	—

Balance as of October 30, 2009	6,867,000

Converted into IDI restricted shares	463,779	1,572

Balance as of December 31, 2009	463,779

Granted	100,000	605
Exercised	(5,910)
Forfeitures	(204,604)

Balance as of December 31, 2010	353,265

Granted	—	—
Exercised	(1,069)
Forfeitures	(4,334)

Balance as of December 31, 2011	347,862		7.6 years

Units vested as of December 31, 2011	214,469		7.4 years

The Group recognized compensation cost (included in general and administrative expenses in the consolidated statements of operations) for these restricted share units of $360, $719 and $232 for the years ended December 31, 2009, 2010 and 2011, respectively. The fair value of the restricted share was estimated using the Binomial Tree option-pricing model. The assumptions used in estimating the fair value of the restricted share are the same as those related to valuation of share options set out in note 14(a).

As of December 31, 2011, unrecognized share-based compensation cost in respect of granted restricted share amounted to $143, which is expected to be recognized over a weighted average period of 4 months.

15. Statutory reserve

The Group’s PRC consolidated subsidiaries are required under PRC laws to transfer at least 10% of their after tax profits as reported in their PRC statutory financial statements to a statutory surplus reserve. These entities are permitted to discontinue allocations to this reserve if the balance of such reserve has reached 50% of their respective registered capital. The transfer to this reserve must be made before distribution of dividends to equity shareholders. The statutory reserve is not available for distribution to the owners (except in liquidation) and may not be transferred in the form of loans, advances or cash dividends. For the years ended December 31, 2010 and 2011, the Group’s PRC consolidated subsidiaries made appropriations to the statutory reserve funds of $0 and $0, respectively. The accumulated balance of the statutory reserve funds maintained at these PRC consolidated subsidiaries as of December 31, 2010 and 2011 was $162 and $162, respectively.

16. Related party transactions and balances

(a) Related party transactions

In the ordinary course of business, the Group enters into certain transactions with its related parties. Management believes that these related party transactions were conducted at normal commercial terms. For the periods presented, material related party transactions are summarized as follows for the years ended December 31, 2009, 2010 and 2011:

		Years Ended December 31,
	Note	2009	2010	2011
Revenue from provision of advertising services	(i)	$2,910	$55	$45
Expenses for leases of advertising space	(ii)	$1,515	$643	$—

Notes:

(i)	Represents amounts received / receivable from affiliated entities of senior management personnel of the Company, for provision of advertising services to these entities. The transactions are conducted on terms comparable to the terms of similar transactions with third parties.
(ii)	Represents amounts paid / payable to affiliated entities of senior management personnel of the Company, for leases of advertising spaces from these entities. The transactions are conducted on terms comparable to the terms of similar transactions with third parties.

(b) Amounts due from / to related parties are analyzed as follows:

		As of December 31,
	Note	2010	2011
Advances to ex-owners of acquired companies	(i)	$966	$2,078

Due from related parties		$966	$2,078

Operating expenses paid on behalf of the Group	(ii)	$1,905	$379
Payables for the lease of advertising space	(iii)	53	—

Due to related parties		$1,958	$379

Note:

(i)	Represents the advances made by the Group to certain ex-owners of acquired subsidiaries. The amounts are interest free and are expected to be settled within 12 months from the balance sheet date and are secured by the contingent purchase price payable to the ex-owners of the acquired companies.
(ii)	Represents operating expenses paid by certain senior management personnel of the Company. The amounts are interest free, unsecured and have no fixed terms of repayment.
(iii)	Represents operating lease payments payable to affiliated companies of senior management personnel of the Company for leases of advertising space as described in note (ii) above. The amounts are repayable in accordance with normal payment terms with other unrelated advertising space suppliers.

17. Interest expense

	Years Ended December 31,
	2009	2010	2011
Bank loan interest	$27	$45	$89
Convertible promissory notes interest	962	—	—
Interest on New Note, First Interim Notes and short-term loan from a third party lender	973	—	—

Total interest expense	$1,962	$45	$89

18. Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no withholding tax is imposed.

Peoples’ Republic of China

The Company’s consolidated subsidiaries in the PRC are governed by the income tax law of the PRC and file separate income tax returns. They are subject to PRC enterprise income tax at 25% on their assessable profits.

Under the new tax law and related implementation rules, a withholding tax is applied on the gross amount of dividends received by the Company from its PRC consolidated subsidiaries after January 1, 2008; however undistributed earnings prior to January 1, 2008 are exempted from withholding tax. The implementation rules provide that the withholding tax rate is 10% or the applicable rate specified in a tax treaty. The Company has not provided for income taxes on accumulated earnings of its PRC subsidiaries as of December 31, 2008 since these earnings are intended to be reinvested indefinitely in the PRC. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

Hong Kong

Subsidiaries reside in Hong Kong are subject to Hong Kong profits tax at a tax rate of 16.5% on their assessable profits.

For the years ended December 31, 2009, 2010 and 2011, substantially all of the Group’s income before income taxes is derived from the PRC. Income tax expense consists of the following:

	Years Ended December 31,
	2009	2010	2011
Current tax
- PRC	$3,460	$2,212	$1,170
- HK	34	25	—
Deferred tax
- PRC	808	(813)	(1,087)
- HK	17	(4)	—

Total income tax expense	$4,319	$1,420	$83

The actual income tax expense reported in the consolidated statements of income differs from the expected income tax expense computed by applying the PRC statutory tax rate of 25% for the years ended December 31, 2009, 2010 and 2011 respectively to income before income taxes as a result of the following:

	Years Ended December 31,
	2009	2010	2011
Computed expected tax expense	$(4,582)	$(11,305)	$(3,345)
Effect of differential tax rate on income of Hong Kong subsidiaries	(26)	(13)	(22)
Effect of non-PRC entities not subject to income tax	1,748	1,279	1,006
Non-deductible expenses	5,267	9,778	7,263
Tax loss which no deferred tax asset was recognized	3,278	1,369	775
Tax loss that is expired	509	—	—
Income not subject to tax	(1,875)	(40)	(6,184)
Change in valuation allowance	—	352	590

Actual income tax expense	$4,319	$1,420	$83

Non-deductible expenses primarily represent goodwill impairment which is not deductible for tax purpose and entertainment expenses in excess of statutory limits for tax purpose.

Income not subject to tax primarily represents gain on termination of VIEs, change of fair value of acquisition consideration payable and gain from extinguishment of acquisition consideration payable.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	Years Ended December 31,
	2009	2010	2011
Deferred tax assets-current:
- Tax loss carried forwards of a subsidiary	$23	$89	$—
- Allowance for doubtful accounts	430	802	866
- Accrued expenses	27	—	—

	480	891	866

Deferred tax liabilities — non-current:
- Intangible assets	(316)	(989)	—

Net deferred tax assets	$164	$(98)	$866

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

For the year ended December 31, 2009, 2010 and 2011, the Group did not have unrecognized tax benefits, and it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. No interest and penalties related to unrecognized tax benefits were accrued at the date of initial adoption of FIN 48 and as of December 31, 2010 and 2011.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than US$15 (RMB 100). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s consolidated subsidiaries in the PRC for the tax years beginning in 2006 are subject to examination by the relevant tax authorities. The tax returns of the Company’s operating subsidiary in the HKSAR for the tax years beginning in 2002 are subject to examination by the relevant tax authorities.

19. Employee benefit plans

Employees of the Company and its subsidiaries located in Hong Kong are covered by the Mandatory Provident Fund Scheme (“MPF Scheme”) established on December 1, 2000 under the Mandatory Provident Fund Scheme Ordinance of Hong Kong. The calculation of contributions for these eligible employees is based on 5% of the applicable payroll costs, and contributions are matched by the employees. The amounts paid by the Company to the MPF Scheme were $6, $6 and $6; for the years ended December 31, 2009, 2010 and 2011, respectively.

Employees of the Company and its subsidiaries located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The contributed amounts are determined based on 22% of the applicable payroll costs. The amounts paid by the Company to these defined contribution schemes were $177, $194 and $196 for years ended December 31, 2009, 2010 and 2011, respectively.

In addition, the Company is required by law to contribute medical insurance benefits, housing funds, unemployment, and other statutory benefits ranging from 1% to 10% of applicable salaries. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for medical insurance benefits were $97, $106 and $106 for the years ended December 31, 2009, 2010 and 2011, respectively. The amounts contributed for housing funds was $56, $62 and $62 for the years ended December 31, 2009, 2010 and 2011, respectively. The amounts contributed for other benefits were $24 and $26 and $27 for the years ended December 31, 2009, 2010 and 2011, respectively.

20. Commitments and contingencies

(a) Operating lease commitments

The Group leases space primarily inside elevators, light boxes and billboards to display the content of its customers’ advertisements, and office premises under operating lease arrangements. These operating leases do not contain provisions for contingent rentals.

Rental expenses under operating leases were allocated to the following categories of cost and expenses:

	Years Ended December 31,
	2009	2010	2011
Cost of revenues	$24,386	$33,301	$43,710
Selling and marketing expenses	—	8	247
General and administrative expenses	1,595	484	485

Total rental expenses	$25,981	$33,793	$44,442

As of December 31, 2011, future minimum rental payments under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

Year
2012	$11,600
2013	1,427
2014	307
2015	—
2016	—
Thereafter	—

$13,334

(b) Capital commitment

The Group has no material capital commitment as of December 31, 2011.

(c) Contingency

The Group is periodically involved in legal proceedings and has made provision for operational claims of $2,078 and $360 as of December 31, 2010 and 2011, respectively.

In December 2011, one of the Ad-Icon Shanghai’s outsourcing companies filed a civil lawsuit against Ad-Icon Shanghai for a defaulted fee of $255. The Group has not made provision for this lawsuit as the Company considered the probability for an unfavorable verdict was not probable, but only reasonably possible.

21. Subsequent events

The Company evaluated all events and transactions after December 31, 2011 through the date these financial statements were issued and the material subsequent events were as follows:

In January 2012 and May 2012, the Company reached settlement agreements for the arbitration between the Company and certain of its predecessor shareholders related to matters from the Share Exchange Agreement signed October 30, 2009. Pursuant to the settlement agreement (i) 2,471,968 shares will be repurchased by the Company at an average price per share of $0.25 and such shares will be retired, (ii) 2,029,700 shares will be surrendered and cancelled without consideration, and (iii) 1,624,993 warrants will be surrendered and cancelled without consideration. As of the date of this report, 742,959 shares were returned for no consideration, 2,471,968 shares were purchased for an average price of $0.25 share and 1,624,993 warrants were surrendered and canceled without consideration.

In February 2012, the Company entered into an agreement for a new $3,000 Convertible Note (the “Note”) with its existing major shareholder and several other investors including an affiliate of the Company’s Chief Executive Officer. The Note has a one year term and borrowings bear interest at a rate of 10% per annum. In addition, the Note is convertible into the Company’s common shares at $1.25 per share.

In February 2012, the Company scaled down its elevator poster frame businesses and abandoned certain concessions signed with property management companies. The remaining obligation of concessions abandoned was approximately $1,205 and the amount was charged to income statement at the time of the abandonment.

In May 2012, the Company obtained wavier from Haiya to eliminate the consideration payable of $3,022.

On May 2, 2012, the Company divested 100% equity interests in Zhejiang Continental back to its original selling shareholders and eliminated the related acquisition contingent payable of $8,205 in exchange for the issuance of 1 million common shares of the Company at a price of $2.00 per share. The gain on elimination on acquisition contingent payable was recognized by the Company to income statement in accordance with ASC Topic 805-30-35 and will be reflected in the Company’s 2012 financial statements.

The following unaudited pro forma financial information presents the results of operations of the Group as if the disposition of Zhejiang Continental had occurred as of January 1, 2011, respectively. These results include the impact of preliminary fair value adjustments on intangible assets and the related adjustments on deferred taxes. The unaudited pro forma financial information is not necessarily indicative of what the Group’s consolidated results of operations would actually have been had it completed the acquisitions on January 1, 2011, respectively. In addition, the unaudited pro forma financial information does not attempt to project the future results of operations of the combined entity.

December 31, 2011
(Unaudited)
Cash	$4,573
Other current assets	24,551
Other non-current assets	17,577

Total assets	46,701
Acquisition consideration payable	15,033
Other current liabilities	38,224
Other non-current liabilities	—

Total liabilities	53,257
Net liabilities	(6,556)
Total shareholders’ deficit	(6,556)

2011
(Unaudited)
Advertising service revenues	$52,959
Loss from operations	(4,450)
Net loss	$(4,930)