Form 20-F/A
period 2011-12-31
Searchmedia Holdings Ltd
filed 2012-06-08
CIK 1460329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Peter Chan

Interim Chief Financial Officer

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes  ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends the annual report on Form 20-F of SearchMedia Holdings Limited for the fiscal year ended December 31, 2011, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on May 15, 2012 (the “ Original Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Original Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. The Interactive Data File disclosure attached as Exhibit 101 to the Form 20-F/A is the first Interactive Data File that SearchMedia Holdings Limited is required to submit under Rule 405 of Regulation S-T.

The Original Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Original Form 20-F, does not reflect events that may have occurred subsequent to the original filing date of the Original Form 20-F, and does not modify or update in anyway the disclosures made in the Original Form 20-F.

Item 19 Exhibits

Exhibit Number	Description of Exhibits

1.1	Memorandum and Articles of Association of SearchMedia Holdings Limited upon completion of redomestication. (incorporated by reference to Exhibit 3.3 of the Registrant’s current report on Form 8-K dated November 5, 2009
(File No. 333-158336)).

2.1	Form of Warrant of SearchMedia Holdings Limited (incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

3.1	Form of Voting Agreement between SearchMedia International Limited, Qinying Liu, Le Yang, China Seed Ventures, L.P., Gentfull Investment Limited, Gavast Estates Limited, Linden Ventures II (BVI), Limited, Frost Gamma Investments Trust, Robert N. Fried, Subbarao Uppaluri, Steven D. Rubin and Jane Hsiao (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.1	Agreement and Plan of Merger, Conversion and Share Exchange by and among Ideation Acquisition Corp., the registrant, SearchMedia International Limited, the subsidiaries of SearchMedia International Limited, the subsidiaries of SearchMedia International Limited, Shanghai Jingli Advertising Co., Ltd. and certain shareholders and warrant holders of SearchMedia International Limited (incorporated by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.2	First Amendment to Agreement and Plan of Merger, Conversion and Share Exchange, dated as of May 27, 2009, by and among the registrant, Earl Yen, Tommy Cheung and Stephen Lau and Qinying Liu (incorporated by reference to
Exhibit 2.2 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.3	Second Amendment to Agreement and Plan of Merger, Conversion and Share Exchange, dated as of September 8, 2009, by and among the registrant, Earl Yen, Tommy Cheung, Stephen Lau, Qinying Liu, Linden Ventures, Inc., Vervain Equity Investment Limited, Sun Hing Associates Limited and The Frost Group, LLC (incorporated by reference to Exhibit 2.3 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.4	Third Amendment to Agreement and Plan of Merger, Conversion and Share Exchange, dated as of September 22, 2009, by and among the registrant, Ideation Acquisition Corp., Earl Yen, Tommy Cheung, Terrance Hogan, Qinying Liu, and Linden Ventures II (BVI), Ltd. (incorporated by reference to Exhibit 2.4 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.5	Fourth Amendment to Agreement and Plan of Merger, Conversion and Share Exchange, dated as of October 30, 2009, by and among the registrant, Ideation Acquisition Corp., Earl Yen, Tommy Cheung, Stephen Lau and Qinying Liu. (incorporated by reference to Exhibit 2.5 of the Registrant’s current report on Form 8-K dated November 5, 2009
(File No. 333-158336)).

4.6	Form of Registration Rights Agreement among SearchMedia International Limited, Deutsche Bank AG, Hong Kong Branch, Gentfull Investment Limited, Gavast Estates Limited, China Seed Ventures, L.P. and Linden Ventures II (BVI) (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.7	Form of Lock-Up between SearchMedia Holdings Limited and SearchMedia International Limited shareholders and warrant holders (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-4
(File No. 333-158336)).

4.8	Form of Management Lock-Up between SearchMedia Holdings Limited and SearchMedia International Limited shareholders and warrant holders (incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).+

4.9	Form of Employment Agreement with the SearchMedia International Limited executive officers (incorporated by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).+

4.10	English Translation of Exclusive Technology Consulting and Service Agreement between Jieli Consulting and Jingli Shanghai, dated as of September 10, 2007 (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.11	English Translation of Exclusive Call Option Agreement among Jingli Shanghai, its shareholders and Jieli Consulting, dated as of September 10, 2007 (incorporated by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.12	English Translation of Equity Pledge Agreement among Jingli Shanghai, its shareholders and Jieli Consulting, dated as of September 10, 2007 (incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-4
(File No. 333-158336)).

4.13	English Translation of Power of Attorney by the shareholders of Jieli Consulting dated as of September 10, 2007 (incorporated by reference to Exhibit 10.9 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.14	English Translation of Loan Agreement between the shareholders of Jingli Shanghai and Jieli Consulting, dated as of September 10, 2007 (incorporated by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.15	Letter Agreement, dated as of September 8, 2009, by and among Ideation Acquisition Corp. and certain investors of Ideation Acquisition Corp. and SearchMedia International Limited (incorporated by reference to Exhibit 10.13 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.16	SearchMedia Holdings Limited Amended and Restated 2008 Share Incentive Plan (incorporated by reference to
Exhibit 10.13 of the Registrant’s current report on Form 8-K dated November 5, 2009 (File No. 333-158336)).+

4.17	Executive Employment Agreement between SearchMedia Holdings Limited and Wilfred Chow dated December 30, 2009 (incorporated by reference to Exhibit 10.1 of the Registrant’s current report on Form 8-K dated January 6, 2010
(File No. 333-158336)).+

4.18	Executive Employment Agreement between SearchMedia Holdings Limited and Paul Conway dated January 29, 2010 (incorporated by reference to Exhibit 10.1 of the Registrant’s current report on Form 8-K dated February 3, 2010
(File No. 333-158336)).+

4.19	English Translation of Ad-Icon Shanghai SAIC Business License.**

4.20	Fifth Amendment to Agreement and Plan of Merger, Conversion and Share Exchange, dated as of January 23, 2012, by and among the registrant, Earl Yen, Tommy Cheung, Stephen Lau, and Qinying Liu.**

4.21	Executive Employment Agreement between SearchMedia Holdings Limited and Peter Tan, effective February 13, 2012**+

8.1	Subsidiaries of SearchMedia Holdings Limited **

12.1	Certification of Chief Executive Officer filed pursuant to 17 CFR 240.13a-14(a).**

12.2	Certification of Chief Financial Officer filed pursuant to 17 CFR 240.13a-14(a).**

13.1	Certification of Chief Executive Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350.***

13.2	Certification of Chief Financial Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350.***

23.1	Consent of Marcum Bernstein & Pinchuk LLP**

23.2	Consent of Bernstein & Pinchuk LLP**

101.INS	XBRL Instance Document+++

101.SCH	XBRL Taxonomy Extension Schema+++

101.CAL	XBRL Taxonomy Extension Calculation Linkbase+++

101.DEF	XBRL Taxonomy Extension Definition Linkbase+++

101.LAB	XBRL Taxonomy Extension Label Linkbase+++

101.PRE	XBRL Taxonomy Extension Presentation Linkbase+++

+	Management contract or compensatory plan or arrangement
**	Previously Filed
***	Previously Furnished
+++	As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

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

(Registrant)

By:	/s/ Peter Tan
Name: Peter Tan
Title: Chief Executive Officer

Date: June 8, 2012