Form 20-F
period 2012-12-31
Tiger Media, Inc.
filed 2013-04-19
CIK 1460329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 333 - 158336

TIGER MEDIA, INC.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

K-Wah Center #38-03,

1010 Middle Huaihai Road, Shanghai, China, 200031

(Address of principal executive offices)

Steve Ye

Chief Financial Officer

K-Wah Center #38-03,

1010 Middle Huaihai Road, Shanghai, China, 200031

Tel: +86-21-5401-0959

Fax: 86-21-3461-5667

Email: ir@tigermedia.com

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

30,143,741 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐Yes  ☒ No

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”), Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), about our expectations, beliefs, or intentions regarding our business, financial condition, results of operations, strategies, or prospects. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends, or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those contained in Part I, “Item 3 Key Information — D. Risk Factors” of this Annual Report on Form 20-F. We do not undertake any obligation to update forward-looking statements, except as required by law. We intend that all forward-looking statements be subject to the safe harbor provisions of PSLRA. These forward-looking statements are only predictions and reflect our views as of the date they are made with respect to future events and financial performance. The risks, uncertainties and other factors that our stockholders and prospective investors should consider include the following:

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

•

If we are unable to attract advertisers to advertise on our networks, we will be unable to maintain or increase our advertising fees and the demand for time on our networks, which could negatively affect our ability to grow revenues.

•	We rely on a small number of suppliers for our LCD shopping mall network equipment.

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

•	Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

•	If advertising registration certificates are not obtained for advertisements on our outdoor billboard networks, we may be subject to fines.

•

Our luxury mall LCD screens, outdoor billboards, light boxes and neon signs are subject to municipal zoning requirements, governmental approvals and administrative controls. If we are required to tear down our luxury mall LCD screens, billboards, light boxes or neon signs as a result of these requirements, approvals or controls, our operations could be materially and adversely affected.

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

•	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may prevent us from making loans or capital contributions to our PRC operating subsidiaries.

•	Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

•	Any health epidemics and other outbreaks, or war, acts of terrorism and other man -made or natural disasters could severely disrupt our business operations.

•	We are a Cayman Islands company and, because the rights of shareholders under Cayman Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

•	Judgments obtained against us by our shareholders may not be enforceable.

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

•

There is a risk that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of ordinary shares or warrants of Tiger Media.

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

Unless otherwise indicated or required by the context, all references in this Annual Report on Form 20-F to “we,” “us,” “our,” “Tiger Media,” or the “Company” refer to Tiger Media, Inc. (formerly known as SearchMedia Holdings Limited) and its consolidated subsidiaries, and all references to “SearchMedia International” refer to SearchMedia International Limited and its consolidated subsidiaries before completion of the Business Combination (as defined below) on October 30, 2009.

PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2 Offer Statistics and Expected Timetable

Not applicable.

Item 3 Key Information

A.	Selected Financial Data

The Selected Consolidated Statements of Operations data for our company for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 and the selected consolidated balance sheet data for our company as of December 31, 2011 and 2012 have been derived from our audited financial statements included elsewhere in this annual report or in our prior Filings with the Securities and Exchange Commission (the “SEC”).

As previously disclosed in the Explanatory Note to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on November 1, 2010, the historical financial statements of SearchMedia International for the year ended December 31, 2008 were restated as a result of the analysis of our financial statements for the year ended December 31, 2009. After we completed the business combination pursuant to which we (1) redomiciled from Delaware to the Cayman Islands, as a Cayman Islands exempt company and (2) completed the acquisition of Search Media International, resulting in Search Media International becoming a wholly-owned subsidiary of SearchMedia Holdings Limited (the “Business Combination”) and in connection with our preparation of the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, we identified accounting irregularities and potential financial and operational improprieties, relating to transactions and financial reporting matters that occurred under the management of SearchMedia International before the Business Combination, which were not previously identified as a result of material weaknesses in our internal control over financial reporting. These material weaknesses related to, among other things: (i) recording of various erroneous transactions by certain employees; (ii) recording of certain assets and other accounting irregularities related to acquisitions; (iii) diligence and approval of questionable transactions; and (iv) confirmation of payments related to acquisitions.

During the year ended December 31, 2012, we disposed of some of our subsidiaries. We completed the disposal of Zhejiang Continental Advertising Co., Ltd. (“Zhejiang Continental”) on May 2, 2012, Shenyang Jingli Advertising Co., Ltd. (“Shenyang Jingli”) on May 14, 2012, Qingdao Kaixiang Advertising Co., Ltd. (“Qingdao Kaixiang”) on August 31, 2012 and Wuxi Ruizhong Advertising Co., Ltd. (“Wuxi Ruizhong”) on November 30, 2012. Also, we divested SearchMedia International and its subsidiaries on December 31, 2012. As a result of our disposal and divesture, the results and accounts of these subsidiaries are shown as discontinued operations in our financial statements for the years presented below. As of January 1, 2013, continuing operations will consist of our new shopping mall LCDs, Home Inns billboards and executive and general corporate operations.

We report operating results in one financial reporting segment as defined by ASC Topic 280, “Segment Reporting”.

You should read the selected consolidated financial data in conjunction with those financial statements and the accompanying notes including in the Form 20-F and “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. All selected consolidated financial data have been reclassified as if the disposal of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong and the divestiture of SearchMedia International occurred in 2012 had occurred as of January 1, 2008. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
	(Amounts in thousands, except share data)
Selected consolidated statement of operations data
Net revenues	$—	$—	$—	$—	$—
Cost of revenues	—	—	—	—	—

Gross profit	—	—	—	—	—

Operating expenses:
Gain from extinguishment of acquisition consideration payable	—	—	—	—	3,032
Sales and marketing	—	—	(291)	(123)	(123)
General and administrative	—	(73)	(2,435)	(3,880)	(3,448)

Loss from operations	—	(73)	(2,726)	(4,003)	(539)

Other income/(expense)
Interest income	—	—	7	—	10
Interest expense	—	—	—	—	(149)
Other income/ (expense), net	—	—	413	256	—

Total other income/ (expense)	—	—	420	256	(139)
Loss from continuing operations before income taxes	—	(73)	(2,306)	(3,747)	(678)
Provision for income taxes	—	—	—	—	—

Loss from continuing operations	$—	$(73)	$(2,306)	$(3,747)	$(678)

Discontinued operations
Loss from discontinued operations, net of tax	(35,080)	(22,576)	(44,333)	(9,712)	(6,723)
Gain on disposal of subsidiaries, net of tax	—	—	—	—	16,153

Gain/(loss) on discontinued operations	(35,080)	(22,576)	(44,333)	(9,712)	9,430

Net profit/(loss)	(35,080)	(22,649)	(46,639)	(13,459)	8,752
Earnings per share
Basic
Continuing operations	$—	$(0.01)	$(0.11)	$(0.18)	$(0.03)
Discontinued operations	$(16.17)	$(4.43)	$(2.13)	$(0.46)	$0.42

	$(16.17)	$(4.44)	$(2.24)	$(0.64)	$0.39

Diluted
Continuing operations	$—	$(0.01)	$(0.11)	$(0.18)	$(0.03)
Discontinued operations	$(16.17)	$(4.43)	$(2.13)	$(0.46)	$0.41

	$(16.17)	$(4.44)	$(2.24)	$(0.64)	$0.38

Dividend declared per share
Weighted average number of shares outstanding:
- Basic	2,169,269	5,100,465	20,796,789	20,994,015	22,545,989
- Diluted	2,169,269	5,100,465	20,796,789	20,994,015	22,784,302

	As of December 31,
	2011	2012
	(In thousands)
Selected consolidated balance sheet data
Cash and cash equivalents	$39	$7,209
Prepaid expenses and other current assets	36	273
Property, plant and equipment, net	—	62
Assets of discontinued components	50,425	—
Total assets	50,500	7,544
Accounts payable	—	46
Accrued expenses and other payables	880	366
Acquisition consideration payable	1,043	549
Amount due to related parties	174	110
Liabilities of discontinued operations	61,856	—
Total liabilities	63,953	1,071
Net assets	(13,453)	6,473
Total equity	$(13,453)	$6,473

Currency Translations and Exchange Rates

Our operating businesses are currently conducted in China and Hong Kong and substantially all of our revenues from discontinued operations and expenses are denominated in Renminbi and Hong Kong dollar. For January 1, 2009 and all later dates and periods, the exchange rate of U.S. dollar to Renminbi refers to the central parity rate as set forth by the People’s Bank of China and the exchange rate of U.S. dollar to Hong Kong dollar refers to Statistics of Hong Kong dollar exchange rates against foreign currencies compiled based on the average closing middle market telegraphic transfer rates supplied by the Hang Seng Bank Limited. For your convenience, this annual report contains translations of Renminbi at $1.00 to RMB6.2855 and of Hong Kong dollar at $1.00 to HKD7.7505, which were the prevailing rates on December 31, 2012. We make no representation that any Renminbi, Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, Renminbi or Hong Kong dollars, as the case may be at the particular rate. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The symbol “$” in this Form 20-F represents U.S. dollars.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Related to Our Business and Operations

We have a history of significant operating losses and our future revenue and operating profitability are uncertain.

We are not profitable and have incurred significant losses in each of the last four years and may continue to incur operating losses for the foreseeable future. We will need to increase revenue in order to generate sustainable operating profit. Given our history of operating losses, we cannot be certain that we will be able to achieve operating profitability on an annual basis. Our failure to achieve profitability could adversely affect the trading prices of our securities and our ability to raise additional capital. Furthermore, we have divested of our historical operations as of December 31, 2012 and expanded our LCD platform for which we have recorded no revenue during the year ended December 31, 2012.

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

We have and will continue to implement the following measures to remediate these material weaknesses: (a) hire additional financial reporting and accounting personnel or external tax consultant with relevant experience, skills, and knowledge in the preparation of financial statements under the requirements of U.S. GAAP; (b) hire external consultants to improve the process for collecting and reviewing information required for the preparation of financial statements; (c) enhance our accounting and finance policy and procedure manuals to provide guidance to our finance and accounting staff and develop tools or checklists to improve the completeness and accuracies of financial disclosures, and (d) invest in IT infrastructure and build an integrated financial systems to improve closing process. However, the implementation of these measures may not fully address these control weaknesses, and to date these control weaknesses have not been remediated in full. If we fail to implement and maintain the adequate internal control procedures in a timely manner, we may not be able to conclude that we have effective internal control over financial reporting. Furthermore, we cannot be certain we will effectively remediate our control weaknesses or that restatements will not occur in the future. The preparation and filing of restatements could create a significant strain on our internal resources and cause delays in our filing of annual financial results, increase our financial accounting and related costs, and divert management’s attention from the operation of our business.

We are subject to a government inquiry in the United States.

In November, 2010, we were notified that the U.S. Securities and Exchange Commission, Los Angeles Regional Office, was conducting a formal investigation regarding the issues that were the subject of our restatement of financial results announced on August 20, 2010. We are cooperating fully with the SEC during this investigation process. We cannot predict the cost or potential liabilities associated with responding to the SEC investigation or any related investigations or litigation that may arise from the matters under inquiry.

Litigation and regulatory actions or proceedings can be time consuming and expensive, and divert management time and attention from our business. We cannot provide any assurance that the final outcome of the SEC investigation or any related litigation that may arise will not have a material adverse effect on our business, results of operations, or financial condition.

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

Our growth strategy includes acquiring new businesses to complement and expand our existing operations. In the future, we may make acquisitions of, or investments in, businesses that we believe could complement or expand our current business or offer growth opportunities. We may experience difficulties in identifying potential acquisition candidates that complement our current business at appropriate prices, or at all. Many of our competitors may also compete with us for acquisition candidates, which can increase the price of acquisitions and reduce the number of available acquisition candidates. Therefore, we cannot assure you that our acquisition strategy will be successful and we may expend significant management time and resources in analyzing and negotiating acquisitions or investments that are not consummated. Furthermore, the ongoing process of integrating acquired businesses is distracting, time consuming, expensive, and requires continuous optimization and allocation of resources.

Additionally, if we use stock as consideration, this would have a dilutive effect on existing stockholders. If we use cash, this would reduce our liquidity and impact our financial flexibility. We may seek debt financing for particular acquisitions, which may not be available on commercially reasonable terms, or at all. We face all the risks associated with a business acquisition strategy, including:

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

Our success depends on the continuing and increased interest of advertising clients and agencies in, luxury shopping mall LCD screens, outdoor billboard, and furniture display as components of their advertising strategies. Advertisers may elect not to use our services if they believe that the viewing public is not receptive to advertising platforms we offer or that these platforms do not provide sufficient value as effective advertising mediums. If we cannot successfully compete for advertising spending against traditional, Internet and other types of out-of-home advertising, we will be unable to generate sufficient revenues and cash flows to operate our business, and our results of operations could be materially and adversely affected.

For billboard advertising spending, we face competition from different players across different platforms and in different cities where we operate. For our billboard advertising platform, we compete against mostly local or regional outdoor billboard owners and operators, as the outdoor billboard market in China is largely fragmented. For our luxury shopping mall LCD advertising platform, we compete against other seasoned operators and new digital media platform. We compete for advertising spending on these platforms generally on the basis of network coverage, service quality and brand name. If we cannot compete successfully for advertising spending on these platforms, our market share and our results of operations would suffer. We have no competition for the furniture display business since we have a contractual agreement signed with Home Inns.

If we are unable to attract advertisers for our networks, we will be unable to maintain or increase our advertising fees and the demand for time on our networks, which could negatively affect our ability to grow revenues.

The amounts of fees we can charge advertisers for time slots on our luxury shopping mall LCD advertising network and traditional billboard network depend on the size and quality of these networks and the demand by advertisers for advertising time on these networks. Advertisers choose to advertise on these networks in part based on the size of the networks and the desirability of the locations where we have placed. If we fail to maintain or increase the number of locations, displays and billboards in our networks, diversify advertising channels in our networks, or solidify our brand name and reputation as a quality provider of advertising services, advertisers may be unwilling to purchase time on our networks or to pay the levels of advertising fees we require to remain profitable.

Our failure to attract advertisers to purchase time slots on our networks will reduce demand for time slots we are able to sell, which could necessitate lowering the fees we charge for advertising time on our network and could negatively affect our ability to increase revenues in the future.

We rely on a small number of suppliers for our LCD shopping mall network equipment.

We rely on a small number of suppliers for certain of the equipment used in our LCD shopping mall network. The majority of our LCD display equipment, along with the installation into shopping mall, in terms or dollars spent, was purchased from limited number of suppliers. If, as a result of a change our relationship with our suppliers, for any reason, we can no longer obtain LCD display equipment in the same quantities, or at all, or on favorable terms, we will need to find other suppliers for our LCD display equipment. Such alternative suppliers may not be able to provide equipment of the same or comparable quality as our existing suppliers, may not be as reliable or responsive to our purchase orders and requests, or may otherwise not provide the same level of service as our existing suppliers. As a result, if we are no longer able to source equipment from our current suppliers, our maintenance, enhancement and expansion of our business may be adversely affected.

If we fail to develop and maintain relationships with site owners, managers and sublessors that provide us access to desirable locations and network platforms, our growth potential and our business could be harmed.

Our ability to generate revenues from advertising sales depends largely on our ability to provide a large network of our media products across media platforms at desirable locations. The effectiveness of our network also depends on the cooperation of site owners and managers to allow us to install the desired types of media at the desired spots on their properties. To address these needs, we must develop and maintain business relationships with site managers and owners and, for a portion of our network. Since the ownership of shopping malls is fragmented, maintaining these relationships requires considerable operational resources in terms of contract management and site development and maintenance personnel. If we fail to devote the necessary resources to maintaining these relationships or if we fail to perform our obligations under the existing leases, these lessors and sublessors may terminate their leases with us or not renew them upon expiration. In some cases, we have not maintained good relations and some of our leases have been terminated or may be terminated in the future.

Failures to obtain site owners’ consents or objections from site owners to the installations of our media products could lead to termination of our contracts or installations, which would harm our results of operations.

Applicable laws and regulations require that we obtain the consent of the owners of the properties on which we install our media products. While we generally take all reasonable efforts to execute display agreements with site owners or owner committees before installing our media products, , when we cannot locate all site owners or an owner committee has not been established, we execute display agreements with site managers. Where we do not have site-owners’ consents, these owners may seek to terminate our agreements or seek the removal of our installations, which would have a material adverse effect on our business prospects and revenues.

Our business depends substantially on the continuing efforts of our executive officers, senior management and other key employees, and our business may be severely disrupted if we lose their services.

Our future success depends heavily on the continued services of our executive officers, senior management and other key employees, their industry expertise, their experience in business operations and sales and marketing, and their working relationships with our advertising clients as well as the site owners, property developers, property management companies, and relevant government authorities that affect the site contracts with us.

We do not have a long history of working with some of these executive officers, senior management and key employees. If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives join a competitor or forms a competing company, we may lose clients, site contracts, and key professionals and staff members.

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

The competitive market for out-of-home advertising requires us to continuously identify new advertising trends of advertisers and consumers. In response to these new advertising trends, we may need to quickly develop and adopt new formats, features and enhancements for our advertising network and/or cost-effectively expand into additional advertising media and platforms beyond, billboards, shopping mall LCDs and furniture display advertising. We may be required to incur, but may not have the financial resources necessary to fund, development and acquisition costs in order to keep pace with new advertising trends. If we fail to identify or respond adequately to these changing advertising trends, demand for our advertising network and services may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.

Our growth could suffer if we fail to expand our media networks to include new media offerings, media platforms or enter into new markets.

Currently, our network primarily consists of luxury mall LCD screen, outdoor billboard and street furniture. Our growth strategy includes broadening our service offerings and possibly entering into new advertising markets. It is difficult to predict whether consumers and advertising clients will accept our entry into new media markets or accept the new media products or platforms we may offer. It is also difficult to predict whether we will be able to generate sufficient revenues to offset the costs of entering into these new markets or introducing these new products or new media platforms. We may also have limited or no prior experience working with these new products, platforms or markets. If we fail to expand our media network to include new media products, platforms or markets, our growth could suffer as a result.

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

Although we usually utilize chops to enter into contracts, the registered legal representatives of each of our PRC operating subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops. Currently, the designated legal representative of our PRC subsidiaries is a senior level member of management. Accordingly, there is a risk that the registered legal representatives of each of our PRC operating subsidiaries could abuse their authority, for example, by binding the Company with contracts against the Company’s interest or intentions which could result in economic harm or damages as a result of any contractual obligations, or resulting disputes that might arise. If the party contracting with the Company did not act in good faith under such circumstances, then we could incur costs to nullify such contracts.

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

We have no business liability, disruption or litigation insurance, and we could incur substantial costs if our business is disrupted due to natural disasters, litigation or other business interruptions. We have no property insurance against accidental occurrences or disruptive actions, and we could incur substantial costs if our business is disrupted due to accidental occurrences or disruptive actions.

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

Our LCD screens, billboards and street furniture may be insured for third-party liability and commercial general property insurance, but insurance companies in China offer limited business insurance products and do not, to our knowledge, offer property insurance against accidental occurrences or disruptive actions. As a result, we are particularly susceptible to damages caused by accidental occurrences or disruptive actions, any material accidental occurrences or disruptive actions may result in our incurring substantial costs and the diversion of resources.

Risks Relating to Doing Business in the People’s Republic of China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

All of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures may benefit the overall PRC economy, they may also have a negative effect on us. For example, our business, financial condition and results of operations may be adversely affected by changes in tax regulations or the government’s control over capital investments and foreign currencies. As the PRC economy is increasingly linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial and economic crises. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of investments and expenditures in China, which in turn could lead to a reduction in demand for our services and products and consequently have a material adverse effect on our business and prospects. The various economic and policy measures enacted by the PRC government to forestall economic downturns or shore up the PRC economy may not succeed and our business could be negatively affected as a result.

If advertising registration certificates are not obtained for advertisements on our outdoor billboard or luxury shopping mall LCD networks, we may be subject to fines.

On May 22, 2006, the SAIC amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the new outdoor advertisement provisions, advertisements placed on posters, digital displays, light boxes, neon lights via outdoor premises, space, facilities, are treated as outdoor advertisements and must be registered in accordance with the local SAIC by “advertising distributors” and advertising registration certificates must be obtained. After review and examination, if an application complies with the requirements, the local SAIC will issue an Outdoor Advertising Registration Certificate for such advertisement. The content, format, specifications, periods and locations of dissemination of the outdoor advertisement must be submitted for filing with the local SAIC.

We require advertisers to apply for and obtain the registration certificates for their advertisements. If an advertiser displays an advertisement without the requisite registration, the relevant local SAICs may require us to disgorge advertising revenues and may impose fines up to RMB30,000 (approximately USD4,773) on us.

Our luxury mall LCD screens, outdoor billboards, light boxes and neon signs are subject to municipal zoning requirements, governmental approvals and administrative controls. If we are required to tear down our luxury mall LCD screens, billboards, light boxes or neon signs as a result of these requirements, approvals or controls, our operations could be materially and adversely affected.

Our luxury mall LCD screens, billboards, light boxes and neon signs are subject to local regulations which may impose detailed requirements regarding municipal zoning requirements and governmental approvals. Each outdoor placement and installation may require a license with specific terms of use. If we, or our lessors or sublessors, violate the terms of the license for the relevant placement and installation for a LCD screen, billboard, light box or neon sign, we could be required to tear it down. We may also be required to tear it down as result of changes of municipal zoning requirements or actions taken by local authorities for city beautification, clean-up or other purposes. If we lose a significant number of luxury mall LCD screens, billboards, light boxes and/or neon signs as a result, our business operations would be materially and adversely impacted. Moreover, if we are unable to perform our advertising contracts as a result of these losses, we may incur remedial costs and our relationships with our advertising clients and financial results could be harmed as a result.

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

If we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be subject to tax under the EIT law at the rate of 25% and, to the extent we were to generate a substantial amount of income outside of the PRC in the future, we would be subject to additional taxes. In addition, if we were to be considered a “resident enterprise,” any dividends we were pay to our non-PRC enterprise shareholders would be subject to withholding tax and our non-PRC enterprise shareholders would be subject to a 10% income tax on any gains they would realize from the transfer of their shares, if such income were sourced from within the PRC.

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

As an operator of an advertising medium, we are obligated under PRC law to monitor the advertising content displayed on our network for compliance with applicable law. Although the advertisements displayed on our network may have been previously displayed over public media, we may be required to separately and independently vet these advertisements for content compliance before displaying them on our networks. In addition, for advertising content related to certain types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filings with the local authorities Any failure to strictly abide by applicable requirements regarding content, pre-approval, or proper filings could result in fines up to RMB30,000 (approximately USD4,773), confiscation of advertising earnings, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information.

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

On August 29, 2008, SAFE, promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the convert a RMB may be used. When applying for the conversion of foreign exchange in “capital account”, such as foreign exchange received from capital contribution or loans, into RMB, the company is required, except for small amount conversions not exceeding US$50,000 for daily expenses, to submit to the bank the relevant documents supporting such conversion, such as the business contracts, related RMB payment notice, and documents evidencing the use of funds previously converted from foreign exchange in its capital account. Further, SAFE Circular 142 requires that RMB converted from the foreign currency denominated registered capital of a foreign-invested company may only be used for purposes within the company’s business scope approved and registered with the local SAIC authority, and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of RMB funds converted from the foreign currency denominated registered capital of a foreign-invested company. The use of such RMB may not be changed without approval from SAFE, and may not in any case be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of SAFE Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. As a result, SAFE Circular 142 may significantly limit our ability to effectively convert any US dollar infusion of funds from our off-shore company into RMB to be used by our subsidiaries located in the PRC.

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

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. As a result of this policy change, Chinese RMB appreciated approximately 1.0%, 3.1%, 5.1% and 0.2% against the U.S. dollar in 2009, 2010, 2011 and 2012, respectively. It is possible that the Chinese government will adopt a more flexible currency policy, which could result in more significant fluctuations of Chinese RMB against the U.S. dollar.

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

Our business could be materially and adversely affected by the outbreak of avian influenza, H1N1 Flu, severe acute respiratory syndrome, or SARS, or another epidemic. In recent years, there have been reports on the occurrences of avian influenza and H1N1 Flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian influenza, H1N1 Flu, SARS or other adverse public health developments in China could require the temporary closure of our offices or prevent our staff from traveling to our clients’ offices to sell our services or provide onsite services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

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

Judgments obtained against us by our shareholders may not be enforceable

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not resident in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

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

The executive officers, directors and other affiliates of the Company beneficially own approximately 41.4% of our voting shares as of April 15, 2013. These shareholders can control substantially all matters requiring approval by our shareholders, including the election of directors and the approval of other business transactions. This concentration of ownership could have the effect of delaying or preventing a change in control of the Company or discouraging a potential acquirer from attempting to obtain control of the Company, which in turn could have a material adverse effect on the market price of ordinary shares or prevent our shareholders from realizing a premium over the market price for their ordinary shares.

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

On July 15, 2011, the NYSE MKT notified us that we were not in compliance with (1) Section 1003(a)(i) of the NYSE MKT Company Guide because we reported stockholders’ equity of less than $2,000,000 as of December 31, 2010 and losses from continuing operations and net losses in two of our three most recent fiscal years ended December 31, 2010, (2) Section 1003(a)(ii) of the Company Guide because we reported stockholders’ equity of less than $4,000,000 as of December 31, 2010 and losses from continuing operations and net losses in three of our four most recent fiscal years ended December 31, 2010 and (3) Section 1003(a)(iv) of the Company Guide because, in the opinion of the NYSE MKT, our losses and existing financial resources, brought into question whether we will be able to continue operations and/or meet our obligations as they mature.

On October 6, 2011, the NYSE MKT notified us that our plan to regain compliance had been accepted and that our listing would continue to be subject to the Company demonstrating compliance with the financial impairment standard in Section 1003(a)(iv) by January 17, 2012, and the minimum stockholders’ equity requirements in Sections 1003(a)(i) and 1003(a)(ii) by January 15, 2013. Based on the information we provided to the NYSE MKT, the NYSE MKT in a letter dated March 7, 2012, notified us that we had made significant progress towards regaining compliance with Sections 1003(a)(iv), 1003(a)(i) and 1003(a)(ii) of the Company Guide and that we must demonstrate that we had regained compliance with the financial impairment standard included in Section 1003(a)(iv) of the Company Guide by May 21, 2012 and the stockholders’ equity standards included in Sections 1003(a)(i) and 1003(a)(ii) by January 15, 2013. On June 13, 2012, NYSE MKT notified us that we were also in violation of Section 1003(a)(iii) of the Company Guide and extended the date from May 21, 2012 until January 15, 2013 in which we needed to come in compliance with the stockholders’ equity standards included in Sections 1003(a)(i-iii) of the Company Guide and the financial impairment standard in Section 1003(a)(iv) of the Company Guide.

On January 22, 2013, the NYSE MKT notified us that we had resolved the continued listing deficiencies with respect to Sections 1003(a)(i-iv) of the Company since it reported preliminary shareholders equity above $6,000,000 as of December 31, 2012 and that we had demonstrated that we had remedied our financial impairment. NYSE MKT’s determination of compliance was based on the presumption that our audited results included in this 20-F will be consistent with our preliminary financial results in the press release we issued on January 16, 2013. If NYSE MKT determines that our audited results are not consistent with our preliminary financial results, they may initiate delisting proceedings. Further, there is no assurance that we will continue to meet the listing requirements in the future.

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

There is a risk that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of ordinary shares or warrants of Tiger Media.

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

Each “10% U.S. Shareholder” of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC’s taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. In addition, if a person that is or was a “10% U.S. Shareholder” of a CFC during the 5-year period ending on the date on which such person sells or exchanges shares of stock of such corporation recognizes gain in such a sale, such gain is treated as a dividend to the extent of earnings and profits of the corporation attributable to such stock that were accumulated while such person held the stock while the corporation was a CFC. A foreign corporation is considered a CFC if “10% U.S. Shareholders” own more than 50% of the total combined voting power of all classes of voting stock of the foreign corporation, or the total value of all stock of the corporation. A “10% U.S. Shareholder” is a U.S. person, as defined in the Internal Revenue Code, that owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% and 10% ownership tests have been satisfied, shares owned includes shares owned directly or indirectly through foreign entities or shares considered owned under constructive ownership rules. The attribution rules are complicated and depend on the particular facts relating to each investor. U.S. holders are urged to consult their own tax advisors regarding the possible application of the CFC rules.

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

The Company has extended the expiration dates of certain existing warrants to December 2013 and reduced the exercise price of these warrants to $2.50 per share. Holders of our warrants will be able to receive shares upon the exercise of the warrants as long as:

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

History and Development

On December 14, 2012, SearchMedia Holdings Limited (“SMHL” or “SearchMedia Holdings”) changed its name to Tiger Media, Inc. Tiger Media is a Cayman Islands exempted company. Our predecessor, Ideation Acquisition Corp., was incorporated on June 1, 2007. Tiger Media operates under The Companies Law (2010 Revision) of the Cayman Islands. Our principal executive offices are located at K-Wah Center #38-03, 1010 Middle Huaihai Road, Shanghai, China 200031 and our telephone number is 86-2154010959. Our Internet website address is www.tigermedia.com. The Internet website address provided in this Annual Report on Form 20-F is not intended to function as a hyperlink and information obtained at the address is not and should not be considered part of this Annual Report on Form 20-F and is not incorporated by reference in this Annual Report on Form 20-F.

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

On October 30, 2009, we completed the redomestication, which resulted in holders of securities of Ideation holding securities in Tiger Media. Immediately after the redomestication, we completed the acquisition of SearchMedia International. We refer to the redomestication and acquisition of SearchMedia International together as the Business Combination. As a result of the Business Combination, SearchMedia International became a wholly owned subsidiary of Tiger Media, and SearchMedia International security holders became security holders of Tiger Media.

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

In 2008, Jingli, the VIE, acquired 100% or the equity interests of the following subsidiaries:

Name of entity	Place of incorporation
Shanghai Jincheng Advertising Co., Ltd. (“Jincheng”)	PRC
Shaanxi Xinshichuang Advertising Planning Co., Ltd. (“Xinshichuang”)	PRC
Beijing Wanshuizhiyuan Advertising Co., Ltd. (“Wanshuizhiyuan”)	PRC
Shenyang Jingli Advertising Co., Ltd. (“Shenyang Jingli”)	PRC
Qingdao Kaixiang Advertising Co., Ltd. (“Qingdao Kaixiang”)	PRC
Shanghai Haiya Advertising Co., Ltd. (“Haiya”)	PRC
Tianjin Shengshitongda Advertising Creativity Co., Ltd. (“Shengshitongda”)	PRC
Shanghai Botang Advertising Co., Ltd. (“Shanghai Botang”)	PRC
Ad-Icon Company Limited (“HK Ad-Icon”)	HKSAR
Changsha Jingli Advertising Co., Ltd. (“Changsha Jingli”)	PRC
Wenzhou Rigao Advertising Co., Ltd. (“Wenzhou Rigao”)	PRC
Wuxi Ruizhong Advertising Co., Ltd. (“Wuxi Ruizhong”)	PRC

On December 11, 2009, HK Ad-Icon established Ad-Icon Advertising (Shanghai) Co., Ltd. (“Ad-Icon Shanghai”), a wholly-owned subsidiary in China, which is permitted to operate advertising businesses in China. In 2010, Ad-Icon Shanghai, acquired 100% of the equity interests in Zhejiang Continental. Furthermore, 100% of the equity interests in Shanghai Botang, Wanshuizhiyuan, Qingdao Kaixiang, Wuxi Ruizhong and Shenyang Jingli acquired by Jingli Shanghai have been transferred to Ad-Icon Shanghai during 2010 and 2011.

Effective December 23, 2011, the VIE, Jingli Shanghai, and its subsidiaries including Jincheng, Xinshichuang, Haiya, Shengshitongda, Changsha Jingli and Wenzhou Rigao have all ceased their respective advertisement business so that the VIE structure is no longer required or in place. The Company terminated the VIE’s arrangements and ceased to consolidate the financial results of the VIE and its subsidiaries effective December 23, 2011. On May 2, 2012, the Company divested 100% of the equity interests in Zhejiang Continental back to its original selling shareholders. On May 14, 2012, the Company divested 100% of the equity interests in Shenyang Jingli back to its original selling shareholders. On August 31, 2012, the Company divested 100% of the equity interests in Qingdao Kaixiang back to its original selling shareholders. On November 30, 2012, the Company divested 100% of the equity interests in Wuxi Ruizhong back to its original selling shareholders.

On August 15, 2012, the Company established Tiger Media Global Limited (“Tiger Media Global”), a wholly-owned BVI subsidiary. On November 28, 2012, Tiger Media Global established Shanghai Tiger Shangda Management Consulting Co., Ltd. (“Shanghai Tiger Shangda”). On November 30, 2012, 100% of the equity interest in Shanghai Tiger Yaoyang Advertising Co., Ltd. (“Tiger Yaoyang”) was transferred to Shanghai Tiger Shangda. Tiger Yaoyang was incorporated on September 18, 2012, which was permitted to operate our LCD advertising businesses in China. With respect to our new businesses, our capital expenditures for our continuing operations will principally be related to the purchase of LCD equipment, which will be capitalized as fixed assets.

On December 31, 2012, we divested SearchMedia International Limited and its subsidiaries to an independent third party private limited company which materially improved our balance sheet and capitalization by eliminating $10.6 million of goodwill, $11.2 million of accounts payable, $4.8 million in remaining acquisition consideration payable and $3.9 million of income tax payable.

B.	Business Overview

Business Overview

We are a multi-platform media company operating primarily in the out-of-home advertising industry. Out-of-home advertising typically refers to advertising media in public places, such as billboards, screen displays and street furniture. Our outdoor billboards, which are mostly built on rooftops and with good visibility from long distances, complement our network of LCD screen displays which are built on the street level that captivates eye-level awareness. We are also developing an integrated marketing platform to deliver online to offline (“O to O”) solutions in addition to traditional media agency services, utilizing our furniture displays at designated consumer direct-reach locations. We believe we are able to provide multi-platform, “one-stop shop” services for our local, national and international clients.

Targeting the rapidly growing number of urban and increasingly affluent consumers in China, we deploy our advertising network across the following select media platforms:

•

Luxury mall LCD screens. We are building a first-ever, uniquely new network of large format street level LCD screens at prominent entry points of high end shopping centers located at major central business district locations in Shanghai initially and then rolling out to other key cities in China. These screens networks allow advertisers to promote their brands in high impact locations with prominent street level views. Advertisements are broadcast in intervals which attract more attention to the screens. In addition, many of the screen locations are located adjacent to subway stations and busy intersections, providing an even wider consumer reach.

•

Outdoor billboard platform. Through the contractual arrangement reached with Home Inns in July 2012, we are able to develop large format billboards, usually on roof-tops, at certain existing Home Inns locations and future new hotels in Beijing, Shanghai and Guangzhou initially and expect to roll out to lower tier cities in the coming years. Home Inns is a leading economy hotel chain with a network of more than 1,400 hotels in more than 200 different cities in China

•

Furniture displays. Our contractual arrangement reached with Home Inns in July 2012 also allows us to develop a variety of advertising formats including in room elevator and lobby advertising, product and furniture displays at certain existing Home Inns locations and future new hotels in China.

Our multi-platform media offerings that deliver far-near visibility attract advertising clients from industries ranging from telecommunications, insurance and banking, to automobile, real estate, electronics, fast moving consumer goods, entertainment and luxury goods.

Prior to our divestiture, SearchMedia International and its subsidiaries operated primarily in the out-of-home advertising media in public places, such as billboards, in-elevator displays, street furniture and transit area displays to provide multi-platform, “one-stop shop” services for its local, national and international clients. In 2012, we disposed of SearchMedia International and all its subsidiaries.

We expect to expand for year 2013 and the going forward our own concessions and revenue through acquisitions and organic expansion, and capitalize on the growth opportunities in China’s out-of-home advertising and other emerging media markets. For the years ended December 31, 2010, 2011 and 2012, we had revenue of $49.0 million, $55.6 million and $28.5 million from discontinued operations, no revenue recognized from continuing operations, and a net loss of $46.6 million, net loss of $13.5 million and net gain of $8.8 million respectively. As of December 31, 2010, 2011 and 2012, we had total assets of $86.9 million, $50.5 million and $7.5 million, respectively.

Our shareholders’ deficit as at December 31, 2011 was $13.5 million. Upon completion of the divesture of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong and SearchMedia International with its subsidiaries, and elimination of Haiya’s earn-out liabilities in May 2012, our earn-out payable was reduced by $22.0 million which also significantly reduced our shareholders’ deficit. On August 17, 2012, we closed the first tranche of a PIPE financing in the amount of $6.1 million with a price of $1.00 per share. Simultaneously with the closing of the first tranche of the PIPE financing, the holders of $3.0 million worth of convertible notes, converted their loans (including interest) to ordinary shares at a price of $1.00 per share. On September 19, 2012, the Company closed on the second tranche of a PIPE financing with certain accredited investors, pursuant to which we sold an aggregate of an additional 855,000 shares of the Company’s ordinary shares, par value $0.0001 per share, at a price per share of $1.00. In December 2012, we offered warrant holders the right to exercise one-third of their warrants at a reduced exercise price and raised a total of $2.2 million from proceeds received as a result of the exercise of Warrants to purchase 1,771,749 of the Company’s ordinary shares. In addition, pursuant to the terms of the offer, on February 19, 2013, 3,543,596 Warrants held by participating holders, representing two times the number of Warrants exercised, had their expiration date extended until December 26, 2013 and the exercise price of such Warrants was reduced to $2.50. Warrants not exercised or extended expired on February 19, 2013.

As of December 31, 2012, our shareholders’ equity was $6.4 million and the Company regained compliance with the NYSE MKT’s minimum stockholders’ equity requirement standard by January 15, 2013.

Our Business

Tiger Media is a holding company and, through its subsidiaries (collectively the “Group”), is principally engaged in the provision of advertising services in the out-of-home advertising industry. The Group’s advertising service revenues generated from customers outside the PRC is less than 10% of the Group’s total consolidated revenues and the Group’s total long-lived tangible assets located outside the PRC is less than 10% of the Group’s total consolidated long-lived tangible assets. Consequently no geographic information is presented.

Advertising Network

We are a media operator of integrated outdoor billboard and a uniquely pioneering LCD screen advertising network in China. As of December 31, 2012, our advertising network included high-impact billboards, neon signs, light boxes and street-level LCD screens located in key commercial and CBD (Central Business Districts) areas.

Media Products

Our core outdoor billboards with expansive visibilities are complemented by our street-level LCD screens network and furniture displays, which together create an attractive far-near, multi-platform, “one-stop shop” service for our local, national and international advertising clients.

Luxury Mall LCD Screens

We are building a new and innovating network of LCD screens at prominent entry points of high end shopping centers located at major central business district locations in Shanghai, These large digital screens are built in high impact locations with prominent street level views. Many of the screen locations are located adjacent to subway stations and busy intersections. Advertisements are broadcasted in intervals. We believe this LCD screen project will allow Tiger Media to establish a strong presence in heavily trafficked, Grade A shopping centers. This network will be built out first within Shanghai and then be expanded to other Tier I and Tier II cities throughout China.

We believe advertisers strongly desire access to these prominent locations with high scarcity value, especially since these LCD displays are very close to the point of purchase. We expect this Luxury Mall LCD project to provide an attractive long term advertising solution for many international, national and local advertisers, especially luxury goods brands.

Depending on the environments of the luxury malls, some of our LCD screens are stand-alone street-leveled displays; some are installed into the windows and walls of the shopping malls, whilst others are in new, tailor-made structures that capture the attention of those passing by the structures. The visual size of the screens may range from 42 to 70 inches.

We use memory card slots that control the screens to change images at regular intervals. We sell advertising space on a time per network basis. The minimum time slot is 5 seconds. Each ad visual will appear the same time on the entire network of LCD screens.

Outdoor Billboard Platform

Our billboards are mostly large format billboards, banners, light boxes and other outdoor postings deployed in commercial centers and other desirable areas with heavy vehicle and/or foot traffic that are visible even from a far distance. Our contractual arrangement reached with Home Inns in July 2012 enables us to develop large format billboards at certain existing Home Inns locations and future new hotels in over 200 cities in China. Our goal is to optimize our billboard portfolio in locations that are desirable for our advertisers while maximizing the profitability of our concession leases.

Our target audiences for these advertisements are mid- to high-income shoppers, pedestrians and car-driving consumers. We believe our billboard advertisements effectively increase our advertising clients’ brand awareness. We intend to continue to bid for high-profile projects that will bring positive media exposure, leading to greater market acceptance and brand recognition for our company. Management plans to continue to build a nationwide portfolio of traditional outdoor billboard properties through organic expansion and strategic partnerships.

We are also developing an integrated marketing platform to deliver “O to O” solutions in addition to traditional media agency services, utilizing our furniture displays at designated consumer direct-reach locations. We believe we will be able to provide multi-platform, “one-stop shop” services for our local, national and international clients.

Furniture Displays

Our contractual arrangement reached with Home Inns in July 2012 allows us to develop a variety of advertising formats including in-room elevator and lobby advertising product and furniture displays at certain existing Home Inns locations and future new hotels in China.

Advertising Clients

We are able to support a large and diverse base of local, national and international advertisers with coverage in many cities and a broad range of media offerings. These advertising clients are from diverse industries ranging from telecommunications, insurance and banking, movies to automobiles, real estate, electronics, fast-moving consumer goods, entertainment and luxury goods.

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

The contract terms of our advertising period generally range from six months to 24 months for billboards, 14 days to 12 months for LCD screen advertisements and one to three months for furniture advertisements. In general, we base our listed price on a number of factors, including locations, quantity of displays, scale, types of audience, nature of communities and duration of clients’ advertising campaigns. We adjust our listed prices from time to time to reflect changes in market prices.

Relationships with Site Managers and Owners

We lease spaces in shopping malls and other high traffic commercial areas to install billboards, neon sign, light boxes and LCD screens. Establishing and maintaining long-term relationships with site managers and owners are critical aspects of our business.

We lease billboard locations from managers of commercial centers and other desirable areas of heavy vehicle or foot traffic. The term of a location leasing contract is generally one to five years. We are responsible for periodic monitoring, maintenance and repair of the billboards. Under most of the leasing contracts, we are granted a right of first refusal with respect to renewals. The rental terms and fees under our location leasing contracts vary considerably depending on the city, location, and number of billboards that may be installed.

We lease LCD screen concessions in high traffic luxury malls from primarily property developers, or their designated representative agencies. The term of a screen display leasing contract is generally three years. In most cases, we obtain prior approval from relevant landlords or their designated representative agencies, before installing any of our advertising equipment in a location. The rental terms and fees under our screen display leasing contracts vary considerably depending on the city, location, designs, sizes and number of LCD screens that may be installed. Upon entering into a leasing contract, we can install the pre-agreed LCD screens usually within a rent-free one month period. We are responsible for all electricity, operating costs, maintenance and repair of these LCD screens. Under a typical lease agreement, a lessor is not allowed to move, remove damage or hide from view our LCD screens, and is required to inform us immediately in the event of any damage to, or malfunction of our LCD screens.

Sales

Our sales personnel generally have prior sales experience in China’s advertising industry. Once hired, we will provide in-house education and training to our sales force to ensure that they provide our current and prospective clients with comprehensive information about the advantage of using our advertising networks, our competitive strengths and the value propositions we offer as a premier marketing channel. We also provide our sales personnel with current data that measures the effectiveness of our advertising network and case studies of successful campaigns conducted on our network. Our sales personnel typically earn commissions on sales, in addition to base salaries.

Our centralized sales team is also complemented by outsourced sales partners and agencies to extend our sales network in order to achieve higher sales efforts and ensure competitive pricing.

We supplement our sales efforts by providing value-added advisory services to some of our clients, especially small-size local clients. Each sale starts with a thorough understanding of a client’s advertising needs that leads to tailored solutions that optimize advertising spending on our network. In these services, we assess the clients’ media needs and budgets; assist in allocating media resources across the various media platforms and assist with the creative process in the design and placement of the billboards and LCD screens.

Programming

Substantially all of the content on our out-of-home digital advertising network consists of audiovisual advertising provided to us by our advertising clients. We also provide a limited amount of time for landlords and property managers to display location-specific information, building announcements and related promotional material on our network. We typically do not produce or create the advertising content shown on our network, except our own marketing content. All of the advertising content displayed on the portion of the network we operate directly is reviewed by qualified members of our staff to ensure compliance with PRC laws and regulations.

Technology and Suppliers

Shopping mall LCD advertising is a relatively new advertising medium that owes its development in large part to the emergence of new technologies, such as low-cost, light-weight, flat-panel LCD displays, compact storage technology and installation know how. The primary hardware required for the operation of our business consists of components that comprise the flat-panel digital displays we use in our advertising network. We also develop and install software in our flat-panel digital displays to assist us with the configuration, editing and operation of our advertising content cycles.

We specifically design the distinctive shape of our flat-panel digital displays, identify suppliers of component parts used in our displays and contract the assembly and installation of our LCD screens to third-party contract assemblers. Our contract assemblers are responsible for purchasing the component parts from suppliers we identify, assembling and installing the LCD screens according to our specifications using components purchased from wholesale distributors. We select component suppliers based on price and quality. As there are limited number of qualified suppliers for our equipment and installation, our obligation to our current contract assemblers is not exclusive. See “Risk Factors—Risks Relating to Our Business— We rely on a small number of suppliers for our LCD shopping mall network equipment”.

Seasonality and One-Time Events

Although we do not experience significant seasonality in our business, advertising spending is affected by holidays and one-time events. Advertising spending for outdoor media typically decreases during the Chinese New Year, which occurs in the first calendar quarter of each year, and increases in the last calendar quarter.

Competitive Advantages

We believe we enjoy the following advantages over our competitors:

Conventional and innovative media operations. With coverage of over 200 cities throughout China and Hong Kong by the Home Inns hotel network, we have a right to operate an extensive portfolio of conventional outdoor billboards in China. Our innovative and unique luxury mall LCD large format screens network delivers a new and effective outdoor media platform for high budget, high end advertising clients. We believe our new LCD screen media platform can enable us to build a strong brand and reputation in the industry, and together with our market share and experience, will allow us to attract a highly diversified advertising base of national and international clients, in addition to a broad client list of local advertisers. We believe our growing nationwide coverage, our market share and diversified, effective advertising media platforms will continue to help us expand our client base and media portfolio, create significant barriers to entry in existing markets and provide added leverage in our quest to expand to new geographic and advertising markets.

Fast developing advertising network across multiple media platforms. We believe our quickly developing advertising network across multiple media platforms allows us to act as a “one-stop shop” for advertising clients that seek nationwide distribution of advertising content across multiple advertising channels. Our outdoor billboards that bestow expansive visibility from long distances, and our street-level LCD screens that attract eye-level awareness are a good combination of diversified out-of-home media platform. The site-specific billboards and LCD screens in our portfolio further combine nationwide marketing with the benefit of precision targeting of audiences. These attributes allow us to accommodate clients that desire to scale and optimize their advertising solutions based on their advertising budgets, targeted audiences and nature of marketing. We believe the appeal of our scalable, targeted and effective advertising solutions will continue to attract new and recurring clients. Furthermore, the cross sales business model of our multiple media platforms will enable us to expand our revenue and profit margins.

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

Competition

As a multi-platform media company with digital media capabilities in desirable locations, we compete with different players across our platforms and cities of operation. We compete for advertising clients generally on the basis of quality of network coverage, service quality, technology, media offerings, services and brand name. We have built our competitive position primarily on our CBD coverage, unique and diverse media platforms, and our ability to offer a spectrum of crossover media coverage, and quality services.

Luxury mall LCD screens. We believe we are the first operator to set up a first-ever network of LCD screens for media exposure at high-end shopping malls. We may face competition in individual cities from local and regional players and new entrants into the local and regional markets from time to time. We also compete with operators of other forms of outdoor media, including digital outdoor displays and street furniture advertising.

Outdoor billboard platform. We are expanding our billboard portfolio by building large format billboards, usually on roof-tops, at certain existing Home Inns locations and future new hotels in Beijing, Shanghai and Guangzhou initially and be rolled out to lower tier cities later. As the outdoor billboard market in China is largely fragmented with no clear nationwide leader, we compete primarily with other local or regional outdoor billboard owners and operators.

Furniture Displays. Our contractual arrangement reached with Home Inns in July 2012 allow us to develop a variety of advertising formats including elevator and lobby advertising, product and furniture displays at certain existing Home Inns locations and future new hotels in China

We also compete for the advertising budget of advertisers with other operators of out-of-home advertising and operators of other advertising media including television, radio, newspapers, magazines and the Internet. In the future, we may also face competition from new entrants into the out-of-home television advertising network sector

Although we do not experience significant seasonality in our business, advertising spending is affected by holidays and one-time events. Advertising spending for outdoor media typically decreases during the Chinese New Year, which occurs in the first calendar quarter of each year, and increases in the last calendar quarter.

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

Restrictions on Foreign Ownership in the Advertising Industry

The principal regulations governing foreign investment in the advertising industry in China include:

•	Administrative Regulations on Foreign-Invested Advertising Enterprises (2008); and

•	Notice on the Relevant Issues regarding Establishing Foreign-Invested Advertising Enterprises by Foreign Investors through Equity Acquisitions (2009)

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

Regulation of Advertising Services

The SAIC is the government agency responsible for regulating advertising activities in China. Regulations governing advertising business mainly include:

•	Advertisement Law of the People’s Republic of China (1994)

•	Administrative Regulations for Advertising (1987)

•	Implementation Rules for the Administrative Regulations for Advertising (2004)

•	Outdoor Advertising Registration Administrative Regulations (2006)

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

Local authorities have also issued detailed regulations on operation of outdoor advertising that may prohibit outdoor advertisements in certain areas or through certain facilities or may require that concession rights be obtained through a bidding process for public spaces. In cities where we base our operations, including Shanghai, Beijing, Qingdao, Hangzhou, and Shenyang, the placement and installation of outdoor advertising facilities are subject to municipal zoning requirements and governmental approvals. Each outdoor advertising facility requires a license for placement and installation with specific terms of use for a certain number of years.

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

There is still uncertainty as to how the new regulations will be interpreted or implemented or whether prior approval from CSRC is required under the new regulations for the listing and trading of our shares on NYSE MKT. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for Tiger Media to grow through acquisitions.”

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

Before December 23, 2011, most of our advertising business in China was provided through SearchMedia International and its subsidiaries, with a portion of our operations provided through our contractual arrangements with our consolidated PRC variable interest entities, namely, Jingli Shanghai, and its subsidiaries. On December 23, 2011, we terminated the VIE structure, and on December 31, 2012, we disposed of SearchMedia International and its subsidiaries. We have established new subsidiaries to perform our new luxury shopping mall LCD and billboards businesses.

VIEs arrangements (Terminated as of December 23, 2011)

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

Effective December 23, 2011, the VIE, Jingli Shanghai, and its subsidiaries including Jincheng, Xinshichuang, Haiya, Shengshitongda, Changsha Jingli and Wenzhou Rigao have all ceased their respective advertisement business so that the VIE structure is no longer required or in place. The Company terminated the VIE’s arrangements and ceased to consolidate the financial results of the VIE and its subsidiaries effective December 23, 2011.

Divestiture of SearchMedia International and its subsidiaries

In order to expand shareholder value in the longer term and allow us to focus on and pursue additional accretive concessions, we disposed of SearchMedia International and its subsidiaries as follows:

1)	On May 2, 2012, SMHL signed a Termination Agreement with the ex-shareholders of Zhejiang Continental, under which 100% equity of Zhejiang Continental was transferred from Ad-Icon Shanghai to ex-shareholders of Zhejiang Continental.

2)	On May 14, 2012, Ad-Icon Shanghai signed a Supplementary Agreement with the ex-shareholders of Shenyang Jingli, under which 100% equity of Shenyang Jingli was transferred from Ad-Icon Shanghai to ex-shareholders of Shenyang Jingli.

3)	On August 31, 2012, Ad-Icon Shanghai signed a Termination Agreement with the ex-shareholders of Qingdao Kaixiang, under which 100% equity of Qingdao Kaixiang was transferred from Ad-Icon Shanghai to ex-shareholders of Qingdao Kaixiang.

4)	In November 2012, Ad-Icon Shanghai signed an Agreement with the ex-shareholders of Wuxi Ruizhong, under which 100% equity of Wuxi Ruizhong was transferred from Ad-Icon Shanghai to ex-shareholders of Wuxi Ruizhong.

5)	On December 31, 2012, Tiger Media, Inc. signed a Share Purchase Agreement with Partner Venture Holdings Limited, under which 100% equity of SearchMedia International Limited was transferred from Tiger Media, Inc. to Partner Venture Holdings Limited by granting an option to acquire 650,000 shares of Tiger Media, Inc. at $1.25 per share to eliminate the remaining earn-out obligations and potential tax liabilities pursuant to the acquisition agreements with the subsidiaries of SearchMedia International. Pursuant to this Share Purchase Agreement, SearchMedia International Limited and all its subsidiaries including Jieli Consulting, Jieli Network, Shanghai Botang, Wanshuizhiyuan, HK Ad-Icon, Ad-Icon Shanghai and Quanwei were deposed of. As part of the transaction, Partner Venture Holdings Limited will pursue the collection of all receivables and all claims for SearchMedia International, for the benefit of Tiger Media and share 50% of any receivables, net proceeds, awards or judgments from any claims or lawsuits brought about by SearchMedia International entities; provided, however, 100% of any sale proceeds from the sale or transfer of any of the SearchMedia International subsidiaries will accrue to Tiger Media.

The following diagrams illustrate our corporate structure and the place of formation and affiliation of each of our subsidiaries after the termination of the VIEs on December 23, 2011, and after our divestiture of SearchMedia International on December 31, 2012.

SMHL Organization Chart after December 23, 2011 and Prior to SearchMedia International Divestiture on December 31, 2012

(1)	Shanghai Botang Advertising Co., Ltd, or Shanghai Botang, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(2)	Beijing Wanshuizhiyuan Advertising Co., Ltd, or Beijing Wanshuizhiyuan , a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(3)	Wuxi Ruizhong Advertising Co., Ltd., or Wuxi Ruizhong, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(4)	Shenyang Jingli Advertising Co., Ltd., or Shenyang Jingli, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(5)	Zhejiang Continental Advertising Co, Ltd., or Zhejiang Continental, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai. Zhejiang Continental was disposed on May 2, 2012.
(6)	Qingdao Kaixiang Advertising Co., Ltd., or Qingdao Kaixiang, a Chinese limited liability company, 100% owned by Jingli Shanghai.
(7)	Ad-Icon Company Limited, or HK Ad-Icon, a company incorporated under the laws of Hong Kong, 100% owned by SearchMedia International.
(8)	Ad-Icon Advertising (Shanghai) Co., Ltd., or Ad-Icon Shanghai, a Chinese limited liability company, 100% owned by HK Ad-Icon.
(9)	Quanwei Advertising (Shanghai) Co. Ltd., or Quanwei, a Chinese limited liability company, 100% owned by HK Ad-Icon.
(10)	Tiger Media Global Limited, or Tiger Media Global, a British Virgin Islands company incorporated on August 15, 2012, 100% owned by Tiger Media, Inc.
(11)	Shanghai Tiger Shangda Management Consulting Co. Ltd., or Shanghai Tiger Shangda, a Chinese limited liability company incorporated on November 28, 2012, 100% owned by Tiger Media Global.
(12)	Shanghai Tiger Yaoyang Advertising Co. Ltd., or Shanghai Tiger Yaoyang, a Chinese limited liability company incorporated on September 18, 2012, 100% owned by Shanghai Tiger Shangda.

D.	Property, Plant and Equipment

Our headquarters are located at K-Wah Center #38-03, 1010 Middle Huaihai Road, Shanghai, China, 200031, where we lease approximately 100 square meters of office space.

Item 4A Unresolved Staff Comments

Not applicable.

Item 5 Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements and related notes included in this Annual Report on Form 20-F. This Annual Report on Form 20-F contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”), Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), about our expectations, beliefs, or intentions regarding our business, financial condition, results of operations, strategies, or prospects. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends, or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those contained in Part I, “Item 3.D Key Information — Risk Factors” of this Annual Report on Form 20-F. We do not undertake any obligation to update forward-looking statements, except as required by law. We intend that all forward-looking statements be subject to the safe harbor provisions of PSLRA. These forward-looking statements are only predictions and reflect our views as of the date they are made with respect to future events and financial performance.

Overview

We are a multi-platform media company operating primarily in the out-of-home advertising industry. Out-of-home advertising typically refers to advertising media in public places, such as billboards, screen displays and street furniture. Our outdoor billboards, which are mostly built on rooftops and with good visibility from long distances, complement our network of LCD screen displays which are built on the street level that captivates eye-level awareness. We are also developing an integrated marketing platform to deliver O to O solutions in addition to traditional media agency services, utilizing our furniture displays at designated consumer direct-reach locations. We believe we are able to provide multi-platform, “one-stop shop” services for our local, national and international clients.

Targeting the rapidly growing number of urban and increasingly affluent consumers in China, we deploy our advertising network across the following select media platforms:

•

Luxury mall LCD screens. We are building a first-ever, uniquely new network of large format street level LCD screens at prominent entry points of high end shopping centers located at major central business district locations in Shanghai initially and then rolling out to other key cities in China. These screens networks allow advertisers to promote their brands in high impact locations with prominent street level views. Advertisements are broadcast in intervals which attract more attention to the screens. In addition, many of the screen locations are located adjacent to subway stations and busy intersections, providing an even wider consumer reach.

•

Outdoor billboard platform. Through the contractual arrangement reached with Home Inns in July 2012, we are able to develop large format billboards, usually on roof-tops, at certain existing Home Inns locations and future new hotels in Beijing, Shanghai and Guangzhou initially and expect to roll out to lower tier cities in the coming years. Home Inns is a leading economy hotel chain with a network of more than 1,400 hotels in more than 200 different cities in China.

•

Furniture displays. Our contractual arrangement reached with Home Inns in July 2012 also allow us to develop a variety of advertising formats including in-elevator and lobby advertising, product and furniture displays at certain existing Home Inns locations and future new hotels in China.

Our multi-platform media offerings that deliver far-near visibility attract advertising clients from industries ranging from telecommunications, insurance and banking, to automobile, real estate, electronics, fast moving consumer goods, entertainment and luxury goods.

During December 2011 and the year ended December 31, 2012, the Company has streamlined the business by eliminating unprofitable or under-performing operations such as Shanghai, Beijing, Guangzhou, and Shenzhen in-elevator businesses, other subsidiaries that were eliminated as a result of the VIE structure termination, and divested Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang and Wuxi Ruizhong back to its previous owners, eliminated the related earn-out liability, and divest of SearchMedia International with its subsidiaries (please refer to liquidity and capital resources section for more details). The Company believes that the cost savings from eliminating the remaining earn-out obligations pursuant to these disposal and divestment frees up the Company’s resources for use in other more promising opportunities.

As a result of the aforementioned business streamlining, sales and marketing team and headquarter headcount had been rationalized to reduce overhead costs and improve cash flow. Furthermore, our business strategy to pursue organic growth and the viability of new concessions and other projects is dependent upon our ability to raise new funding.

We expect to continue expanding our own concessions through acquisitions and organic expansion and capitalize on the growth opportunities in China’s out-of-home advertising and other emerging media markets.

Industry Trends and Uncertainties

Operating results are affected by the following factors that impact the out-of-home advertising industry in China:

•

Growth of the PRC economy and the advertising industry. The growth of the PRC economy affects the size and growth rate of the advertising industry in China. As the advertising industry is typically sensitive to general economic conditions, any slowdown in the economy, such as the worldwide economic downturn in 2008, could directly and adversely affect the overall advertising spending in China by multinational and domestic advertisers. The amount and timing of collection of advertising fees from advertisers may also be negatively impacted as a result, which could in turn affect our liquidity and results of operations.

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

•

Advertisers’ marketing strategy and budget. Our revenues depend on advertising spending budgeted by our clients for out-of-home advertising, including offerings through our outdoor billboard, LCD screens and furniture display advertising platforms. The level of acceptance of our platforms by advertisers and the value of its advertising network relative to its low cost, as perceived by our advertisers, affect our business growth.

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

Company Specific Trends and Uncertainties

Our operating results are also directly affected by company-specific factors, including the following:

•

Ability to maintain market position. The market for out-of-home advertising services continues to evolve rapidly, and as a multi-platform media company in China, we compete with different players across our platforms and cities of operation. For our billboard advertising platform, we compete against mostly local or regional outdoor billboard owners and operators, as the outdoor billboard market in China is largely fragmented. We also compete for the advertising budget of advertisers with other operators of out-of-home advertising and operators of other advertising media including television, radio, newspapers, magazines and the Internet. Our continued ability to maintain our market position is central to our ability to attract new clients, expand relationships with site owners and managers and increase our revenues. Our luxury mall LCD screens network is a uniquely new and effective medium which may attractive other operators to compete for our concessions, locally or regionally into other cities in China.

•

Expansion into new cities .The luxury shopping mall LCD screen network is established initially in Shanghai. Expansion into other major cities in China will require the setting up of new offices, manpower and other supporting facilities that will increase the operating costs of the business.

•

Ability to expand client base and increase the number of advertising contracts and average revenues per contract. Our ability to expand our client base and increase the number of advertising contracts and average revenues per contract is a key driver of our revenue growth. We believe our extensive advertising network across multiple media platforms allows us to act as a “one-stop shop” for advertising clients that seek nationwide distribution of advertising content across multiple advertising channels, including outdoor billboards, LCD screens and furniture displays.

•

Ability to sign and extend site leases for lower rentals. Our ability to generate revenues and increase profitability from advertising sales depends largely on our ability to provide a large network of our media products across media platforms at desirable locations on commercially advantageous terms. The effectiveness of our network also depends on the cooperation of site owners and managers to allow us to install the desired types of billboards and LCD screens at the desired spots on their properties.

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

Revenue recognition

We are able to support a large and diverse base of local, national and international advertisers with coverage in many cities and a broad range of media offerings. A typical advertising contract specifies the duration, site location, types and number of advertising placements, price and payment terms with our advertising clients. The contract terms of our advertising period generally range from six months to 24 months for billboards, 14 days to 12 months for LCD screen advertisements and one to three months for furniture advertisements. In general, we base our listed price on a number of factors, including locations, quantity of displays, scale, types of audience, nature of communities and duration of clients’ advertising campaigns.

We recognize advertising service revenue on a straight-line basis over the period in which the customer advertisement is to be displayed, which typically ranges from two weeks to 2 years, starting from the date we first display the advertisement. Written contracts are entered into between us and our customers to specify the price, the period and the location at which the advertisement is to be displayed. Revenue is only recognized if the collectability of the advertising service fee is probable.

We generate advertising service revenues from the sales of advertising time slots on traditional billboard networks and the sale of the timing slots of LCD network within shopping malls. In the majority of advertising arrangements, we act as a principal in the transaction and record advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances we are considered an agent and recognize revenue on a net basis.

Customer payments received in excess of the amount of revenue recognized are recorded as deferred revenue in the consolidated balance sheet, and are recognized as revenue when the advertising services are rendered.

Accounts receivable and allowance for doubtful accounts

Accounts receivable consist of amounts billed but not yet collected and unbilled receivables. Unbilled receivables relate to revenues earned and recognized, but which have not been billed by us in accordance with the terms of the advertising service contract. The payment terms of our service contracts with our customers vary and typically require an initial payment to be billed or paid at the commencement of the service period, progress payments to be billed during the service period, and a final payment to be billed after the completion of the service period. None of our accounts receivable bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in our existing accounts receivable. Management determines the allowance based on historical write-off experience and reviews of customer-specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to our customers.

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

Upon the disposal of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong and divestment of SearchMedia International and its subsidiaries in 2012, all accounts receivable and reserves were extinguished and as of December 31, 2012, we have zero accounts receivable.

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

Pursuant to a series of acquisition agreements signed with each of the acquired entities’ ex-owners in 2008 and 2010, the purchase consideration for each acquisition was to settled in cash and is contingent based on the operational results agreed and confirmed by us and each of the acquired entities’ ex-owners (“earn-out period”). The acquisitions in 2008 were based on a pre-determined multiple of net income for the first two years after the acquisition. At the acquisition dates in 2008, the Company accounted for the acquisition under FAS 141 and no goodwill was recognized due to the contingent nature of the consideration. Based on the Group’s audited operating results through December 31, 2009 and the amended acquisition agreements during 2010, the Company recorded additional consideration payable which resulted in additional goodwill in 2010. As such, the Group recognized contingent consideration in 2010 and then immediately recognized goodwill impairment when the implied fair value of the goodwill was lower than the carrying value.

In April 2009, the FASB issued Staff Position No. FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“ASC Topic 805-20”). This updated guidance amended the accounting treatment for assets and liabilities arising from contingencies in a business combination and requires that pre-acquisition contingencies be recognized at fair value, if fair value can be reasonably determined. For the 2010 acquisition, the contingent consideration was initially recognized at fair value based on best estimate and goodwill was recognized in accordance with ASC Topic 805-20. Upon resolution of the contingency, adjustment to goodwill or against the identifiable net assets is to be made.

The initial allocation of purchase price for all acquisitions made in 2008 was based on valuations performed by independent valuation firms using the multiple period excess earnings method.

At the initial allocation of purchase price, we also estimate fair value of acquired intangible assets including customer relationship, lease agreements and non-compete agreements. Our intangible assets are amortized on a straight line basis over their respective estimated useful lives, which are the periods over which the assets are expected to contribute directly or indirectly to our future cash flows. Our intangible assets represent customer relationship, lease agreements, and non-compete agreement, which have estimated useful lives ranging from 0.5 to 4.4 years.

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

As at the year ended December 31, 2010 and 2011, we performed the goodwill impairment test based on the actual net profit in 2010 and 2011 which is significantly lower than the 2008 and 2009 net profit. This indicated that the historical operating results will not be indicative of future operating results. The primary drivers in our assumptions that resulted in the goodwill impairment charges include:

•	the decline in business performance;

•	significantly reduced projected future cash flow based on actual financial results;

•	an increase in the discount rate to discount our future cashflow;

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

During 2011 and 2012, the Company further streamlined the business by eliminating unprofitable or under-performing operations, divested Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang and Wuxi Ruizhong back to its previous owners, eliminated the related earn-out liability, and sold SearchMedia International Limited with its subsidiaries (please refer to liquidity and capital resources section for more details). All goodwill has been written off due to the elimination of operations performed by the related subsidiaries acquired in 2008 and 2010. There is zero goodwill at December 31, 2012.

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

Share-based payments

Our accounts for share-based payments to employees are in accordance with ASC Topic 718, “Compensation—Stock Compensation”. Under ASC 718, we measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. For awards with performance conditions, the compensation expense is based on the grant-date fair value of the award, the number of shares ultimately expected to vest and the vesting period.

On December 31, 2012, Tiger Media, Inc. transferred 100% equity of SearchMedia International Limited to a third party by granting an option to acquire 650,000 shares of Tiger Media at $1.25 per share with the valid term of 5 years, which can be exercised immediately. Our accounts for the share-based payment transactions with nonemployees are at the fair value of the equity instruments issued in accordance with ASC Topic 505, “Equity – Equity-Based Payments to Non-Employees”.

We determined the estimated grant-date fair value of share options based on the Binomial Tree option-pricing model using the following assumptions:

Options granted to employee:	2010	2011	2012
Risk-free rate of return	2.74%-4.14%	2.35%	0.70%-2.30%
Weighted average expected option life	10 years	10 years	5-10 years
Expected volatility rate	64.00%	102.20%	96.90%-102.00%
Dividend yield	0%	0%	0%

The expected volatility in the table above was based on the actual volatility of the Company’s ordinary shares.

Because our share options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation model may not provide an accurate measure of the fair value of our share options. Although the fair value of share options to employees and nonemployees is determined in accordance with ASC Topic 718, “Compensation—Stock Compensation” and ASC Topic 505, “Equity – Equity-Based Payments to Non-Employees” respectively, using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Recently issued accounting standards

In July 2012, the FASB issued ASU 2012-02, “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite- Lived Intangible Assets for Impairment.” This ASU simplifies how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This ASU does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the guidance is effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities, the guidance is effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

Except for the ASUs above, in the year ended December 31, 2012, the FASB has issued ASU No. 2012-01 through ASU 2013-05, which is not expected to have a material impact on the consolidated financial statements upon adoption.

A.	Operating Results

Results of Operations

For the Year ended December 31, 2012 compared to the Years ended December 31, 2011 and December 31, 2010

The following table sets forth the amounts and the percentage relationship to revenues of certain items in our consolidated statements of operations for the years ended December 31, 2010, 2011 and 2012:

	For the Years Ended December 31,			Increase/ (Decrease)%	Increase/ (Decrease)%
(Amount in thousands)	2010	2011	2012	2011 vs 2010	2012 vs 2011
Revenues	$—	$—	$—
Cost of revenues	—	—	—
Gross profit	—	—	—
Operating expenses
Gain from extinguishment of acquisition consideration payable	—	—	3,032
Sales and marketing expenses	(291)	(123)	(123)	(58%)	0%
General and administrative expenses	(2,435)	(3,880)	(3,448)	59%	(11%)
Total operating expenses	(2,726)	(4,003)	(539)	47%	(87%)
Loss from operations	(2,726)	(4,003)	(539)	47%	(87%)
Other income/(expense)
Interest income	7	—	10	(100%)
Interest expense	—	—	(149)
Other income/ (expense), net	413	256	—	(38%)	(100%)
Total other income/ (expense)	420	256	(139)	(39%)	(154%)
Loss from continuing operations before income taxes	(2,306)	(3,747)	(678)	62%	(82%)
Provision for income taxes	—	—	—
Net loss from continuing operations	$(2,306)	$(3,747)	$(678)	62%	(82%)
Discontinued operations
Loss from operations of discontinued components, net of tax	(44,333)	(9,712)	(6,723)	(78%)	(31%)
Gain on disposal of subsidiaries, net of tax	—	—	16,153
Gain/(loss) on discontinued operations	$(44,333)	$(9,712)	$9,430	(78%)	(197%)
Net profit/(loss)	$(46,639)	$(13,459)	$8,752	(71%)	(165%)

Continuing operations

Our continuing operations consist of our new shopping mall LCDs, Home Inns billboards and executive and general corporate operations. Our LCD business consists of LCD screens at prominent entry points of high end shopping centers located at major central business district locations in Shanghai. These large digital screens will allow advertisers to promote their brands in high impact locations with prominent street level views. Our billboards business agreement reached with Home Inns in July 2012 enables us to develop large format billboards at certain existing Home Inns locations and future new hotels in over 200 cities in China. The general corporate and administrative expenses consist principally of salaries and professional fees. The executive and general corporate operations include the services provided and being provided by the Company in connection with the disposal of subsidiaries and new business operations.

Revenue. We generate our revenues from providing advertising services over our network which consists primarily of the following platforms:

•

Luxury Mall LCD screen. We typically sign advertising contracts with terms ranging from 2 weeks to 1 year. We sell those time slot of LCD screen time slots on a time per network basis with minimum of 5 seconds. The price may vary depending on the size of network and the prominent location of each LCD screen.

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

•

Furniture displays. We typically sign advertising contracts with terms ranging from 1 to 3 months for a variety of advertising formats including elevator and lobby advertising, product and furniture displays at certain existing Home Inns locations and future new hotels in China. Each contract will typically specify the location, measurement and the price. The contract price is based on the location and measurement of the displays.

We recognize advertising service revenues on a straight-line basis over the period in which the advertisement is required to be displayed, starting from the date we first display the advertisement. We only recognize revenue if the collectability of the service fee is probable. The amount of advertising service revenues recognized is net of value added taxes and surcharges ranging between 9% and 10%.

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

As a result of disposal and divestiture of our subsidiaries in 2012, all our historical operations have been disposed of. No revenue was recognized for our new businesses in the year ended December 31, 2012.

Cost of revenues. The cost of revenues consists primarily of operating lease cost of advertising space for displaying advertisements, depreciation of advertisement display equipment, amortization of intangible assets relating to lease agreements and direct staff and material costs associated with production and installation of advertisement content. No cost of revenues was charged for the year ended December 31, 2012 due to the disposal of our formerly existing businesses.

Operating expenses. Selling and marketing expenses consist of marketing and promotion, payroll, employees’ share-based compensation, traveling expenses, transportation and advertising expenses incurred by our selling and distribution team. General and administrative expenses consist primarily of salaries and benefits for management and administrative personnel, share-based compensation, rental and utility expenses.

Total operating expenses for the year ended December 31, 2012 were $0.5 million, compared to $4.0 million for the year ended December 31, 2011 and $2.7 million for the year ended December 31, 2010. The significant components of operating expenses are set forth below:

•

Sales and marketing expenses. The expenses were $0.1 million for the year ended December 31, 2012, compared to $0.1 million for the year ended December 2011 and $0.3 million for the year ended December 31, 2010, primarily due to the forfeiture of employees’ options and restricted shares.

•

General and administrative expenses. General and administrative expenses were $3.4 million for 2012, compared to $3.9 million for 2011 and $2.4 million for 2010, which mainly consist of salaries and professional fees.

•	Gain from extinguishment of acquisition consideration payable. The Company obtained a waiver from Haiya to eliminate the consideration payable of $3.0 million in May 2012.

The following table describes our general and administrative expenses for the years ended December 31, 2010, 2011 and 2012. Staff salary increased from $0.1 million in 2010 to $0.6 million in 2011 and to $0.8 million in 2012 is primarily due to the hiring of additional staff after the Business Combination in 2009. Professional fees increased from $0.2 million in 2010 to $1.8 million in 2011 are primarily due to the expense transfer from SearchMedia International to SearchMedia Holdings after the completion of the Business Combination. The professional fees declined from $1.8 million in 2011 to $1.3 million in 2012 due to the cost reductions implemented. Share based compensation represents amortization of fair value of options and shares granted to our staff. The amount decreased in 2012 due to more options forfeited with the cancellation of VIEs and divestiture of subsidiaries.

	For the Years Ended December 31
(Amounts in thousands)	2010	2011	2012
Professional fee	$171	$1,829	$1,289
Salary expense	138	629	838
Share-based compensation	2,107	771	544
Other G&A expense	19	651	777
	$2,435	$3,880	$3,448

Other income/ (expenses). Total other income/ (expenses) for the year ended December 31, 2012 were $(0.1) million, compared to $0.3 for the year ended December 31, 2011 and $0.4 million for the year ended December 31, 2010. Significant components of the other expenses are set forth below:

•	Interest expense. Interest expense costs in 2012 of $0.1 million consist of non-cash financial charges related to promissory convertible notes issued by the Company.

Loss from continuing operations. As a result of the foregoing, we had a loss of $0.7 million from the continuing operations for the year ended December 31, 2012, as compared to a net loss of $3.7 million for the year ended December 31, 2011 and a net loss of $2.3 million for the year ended December 31, 2010.

Discontinued operations

As a result of our disposal of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong and the divestiture of SearchMedia International and its subsidiaries, the results and accounts of these subsidiaries are now presented in our financial statements as discontinued operations for the year ended December 31, 2012 and all prior years. As of December 31, 2012, continuing operations consist of our new shopping mall LCDs, Home Inns billboards, furniture displays, our executive and general corporate operations.

Effect of Inflation

The rates of inflation experienced in recent years have had no material impact on our financial statements. We attempt to recover increased costs by increasing prices for our services, to the extent permitted by contracts and competition.

Foreign Currency

The Group’s reporting currency is the United States dollar (“US$”). The functional currency of the Company is the US$, whereas the functional currency of the Company’s subsidiaries in the PRC is the Renminbi (“RMB”) and the functional currency of the Company’s subsidiaries in the Hong Kong Special Administrative Region (“HKSAR”) is the Hong Kong Dollars (“HK$”), as the PRC and HKSAR are the primary economic environments in which the respective entities operate. Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign currency. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

Transactions denominated in currencies other than the functional currency are translated into the respective functional currency at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency other than the functional currency are translated into the functional currency using the applicable exchange rate at each balance sheet date. The resulting exchange differences are recorded in “foreign currency transaction gain / (loss)” in the consolidated statements of operations.

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

Cash Flow Analysis

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2010, 2011 and 2012:

	For the Years Ended December 31,
(Amounts in thousands)	2010	2011	2012
Net cash provided by/ (used in) operating activities	$1,670	$(2,852)	$(5,988)
Net cash used in investing activities	(20,152)	(902)	(2,952)
Net cash provided by/ (used in) financing activities	(3,465)	611	11,478
Foreign currency translation adjustment	103	219	41
Net increase/(decrease) in cash and cash equivalents	(21,844)	(2,924)	2,579
Cash and cash equivalents at beginning of year	29,398	7,554	4,630
Cash and cash equivalents at end of year	$7,554	$4,630	$7,209
Cash and cash equivalents from continuing components	$3,130	$39	$7,209
Cash and cash equivalents from discontinued components	$4,424	$4,591	$—

Cash Flows from Operating Activities. Net cash flows from operating activities were $1.7 million, $(2.9) million and $(6.0) million for the years ended December 31, 2010, 2011 and 2012, respectively. The decrease in net cash flows from operating activities in 2011 was primarily due to the loss from operations excluding non-cash items. And the decrease in net cash flows from operating activities in 2012 was mainly attributed to loss from operations excluding non-cash items and decrease in accounts receivable and prepaid expenses and other current assets.

Cash Flows from Investing Activities. Net cash used in investing activities was $(20.2) million, $(0.9) million, and $(3.0) million for the years ended December 31, 2010, 2011 and 2012, respectively. The decrease in cash used in investing activities in 2011 compared to 2010 was primarily due to the reduction in the amount of cash used for acquisition payment. The decrease in cash used in investing activities in 2012 was mainly due to cash related to the disposal of subsidiaries and payment of earn-out obligations in 2012.

Cash Flows from Financing Activities. Net cash flows from financing activities was $(3.5) million, $0.6 million, and $11.5 million for the years ended December 31, 2010, 2011, and 2012 respectively. Net cash provided by financing activities in 2012 mainly arose from proceeds from promissory convertible notes, exercise of warrants, and issuance of ordinary shares. Net cash provided by financing activities in 2011 mainly arose from short term bank loan. Net cash used in financing activities in 2010 mainly arose from repurchase of warrants.

Cash and Cash Equivalents

Our cash balance at December 31, 2012 was $7.2 million, representing an increase of $7.17 million from $0.039 million at December 31, 2011. As of December 31, 2012, the Company has paid $47 to purchase LCD equipment and related fixed assets.

B. Liquidity and Capital Resources

Our working capital from operations increased by $8.4 million to $6.5 million net current assets at December 31, 2012 as compared to net current liabilities of $2.0 million at December 31, 2011. Approximate $1.0 million of the net current liabilities in 2011 is attributable to earn-out obligations. The decrease in net current liabilities in 2012 was due to the divestiture of subsidiaries during the year. Total current assets increased by $7.4 million from $0.1 million at December 31, 2011 to $7.5 million at December 31, 2012. The increase in current assets was primarily due to the divestiture of subsidiaries and increase of cash proceeds from promissory convertible notes, issuance of ordinary shares and exercise of warrants in 2012.

Previously we were obligated to pay earn-out payments during 2012 and thereafter in connection with our acquisitions of a number of advertising businesses. The amount of earn-out consideration typically depends, among other factors, on the annual net income under USGAAP of an acquired entity in a two-year post-closing period starting from the date of acquisition based on mutual written agreement by us and the ex-owners of the subsidiaries. The range of multiples for each of the post-closing periods is from 2.2X to 3.5X. As of December 31, 2011, our earn-out payable was approximately $23.2 million, of which $16.8 million was payable in cash and $6.4 million was payable in stock within the next twelve months. In 2012, we paid earn-out obligations of $0.6 million in cash, settled $8.4 million in shares, and extinguished $10.7 million through disposal of some of the subsidiaries acquired in 2008 and 2010. No additional contingent earn-out consideration was incurred during 2013 up to the date of this Annual Report.

In April 2012, the Company’s board of directors approved and authorized a capped pool of 7 million common shares to be issued to ex-owners of subsidiaries, (“Integration Program”) for the purpose of converting and eliminating our earn-out liabilities. In addition to eliminating the earn-out liabilities from the Company’s balance sheet, the secondary purpose of this Integration Program was designed to further align the interest of our subsidiaries and shareholders and provide additional incentives for new concessions that benefit all of our operations as a group, as well as enhance the Company’s liquidity and capitalization. On May 2, 2012, the Company divested Zhejiang Continental back to its previous owners and eliminated the related earn-out liability of $8.2 million as of December 31, 2011, in exchange for the issuance of 1 million shares of the Company. The Company believes that the cost savings from not carrying out the remaining earn-out obligations pursuant to the acquisition agreement for Zhejiang Continental frees up the Company’s resources for use in other more promising opportunities. Also, the Company obtained a waiver from Haiya to eliminate the consideration payable of $3.0 million in May 2012.

In May 2012, August 2012 and November 2012, the Company also disposed of Shenyang Jingli, Qingdao Kaixiang and Wuxi Ruizhong and returned them back to their ex-owners, eliminating the related earn-out liabilities of $5.9 million. On December 31, 2012, the Company divested SearchMedia International Limited to a third party and eliminated the earn-out liabilities of $4.8 million.

Through the divestiture of SearchMedia International Limited and its subsidiaries and the waiver from Haiya, the Company has materially reduced its outstanding earn-out liabilities to $0.5 million and eliminated accounts payable of $13.5 million and income tax payable of $9.2 million, while focusing on its remaining subsidiaries to build shareholder value.

In February 2012, the Company entered into an agreement for a new $3.0 million Convertible Note (the “Note”) with its existing largest shareholder and several other investors including an affiliate of the Company’s Chief Executive Officer. The Note had a one year term and bears interest at 10% per annum. In addition, the Note was converted into the Company’s common shares at $1 per share in August 2012. We utilized part of the Note to fund the repurchase of shares at an average price per share of $0.25 from the partial settlement of the arbitration with predecessor shareholders. Other proceeds from the Note were utilized for new concessions, acquisitions and general working capital purposes.

On August 17, 2012, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company sold in a PIPE transaction an aggregate of 6,100,000 ordinary shares at a price per share of $1.00. The Company received aggregate gross proceeds of $6.1 million at its first closing dated August 17, 2012. On September 19, 2012, the Company closed on the second tranche of the Stock Purchase Agreement with the Investors, pursuant to which the Company sold in a PIPE transaction an aggregate of an additional 855,000 ordinary shares at a price per share of $1.00.

In November 2012, the Company offered our warrant holders the right to exercise one-third of their warrants at a reduced exercise price. A total of $2.2 million was raised from the exercise of Warrants to purchase 1,771,749 of the Company’s ordinary shares in December 2012. In addition, pursuant to the terms of the offer, at the expiration date of the Warrants on February 20, 2013, 3,543,596 Warrants held by participating holders, representing two times the number of Warrants exercised, had their expiration date extended until December 26, 2013 and the exercise price of such Warrants were reduced to $2.50. Warrants not exercised or extended expired on February 19, 2013.

During fiscal year 2012, significant steps were taken to divest unprofitable subsidiaries and the Company has engaged in various cost cutting programs and renegotiated most of the contracts to reduce operating expenses. As of March 31, 2013, the Company had cash and cash equivalents balance of approximately $5.3 million. We believe that we will be able to fund our future capital expenditures, operating lease payments and our anticipated operating cash requirements for at least the next twelve months and satisfy any remaining obligations from our working capital and anticipated cash flows from operations.

We may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. Accordingly, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution to our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms not acceptable to us or that financing will not be available at all.

Our shareholders’ deficit as at December 31, 2011 was $13.5 million. Upon completion of the divesture of SearchMedia International Limited and its subsidiaries, and elimination of Haiya’s earn-out liabilities in 2012, our earn-out payable was reduced by $22.7 million which also significantly reduced our shareholders’ deficit. The Company continues to renegotiate with ex-owners of subsidiaries to convert the remaining earn-out liabilities of $0.5 million into the Company’s common shares under the Integration Program. The Company regained compliance with the NYSE MKT’s minimum stockholders’ equity requirement standard by January 15, 2013.

C.	Research and Development, Patents and Licenses, etc.

The information required by this item is not applicable.

D.	Trend Information

Please refer to “—   Overview” for a discussion on the most significant recent trends in our production, sales and costs. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth the Company’s known contractual obligations as of December 31, 2012:

	Payments due by period
Contractual Obligations ($000)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$696	$266	$430	$—	$—
Other Liabilities Reflected on the Company’s Balance Sheet (1)	549	549	—	—	—
Total	$1,245	$815	$430	$—	$—

(1)	Represents consideration payable in connection to our acquisitions of a number of advertising businesses.

Item 6 Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

The following table sets forth the names and ages of our directors, each of whom has served as a director as of the date of this annual report.

Name	Age
Robert Fried	53
Chi-Chuan (Frank) Chen	55
Paul Conway	43
Jeffrey Yunan Ren	37
Steven D. Rubin	51
Peter Tan	40

The following additional information is provided for each of the directors listed above.

Mr. Robert Fried has served as Chairman of the Board of Directors since August 2011 and was Co-Chairman of the Board of Directors from the Business Combination in October 2009 until August 2011. Mr. Fried served as the President and Chief Executive Officer and a member of the board of directors of Ideation from November 2007 to October 2009. Mr. Fried is a digital media entrepreneur and accomplished film producer. Since 1990, Mr. Fried has served as President of Fried Films, a motion picture production company he founded in 1990. Mr. Fried has produced or served as executive producer for 15 films, including “Rudy,” “The

Boondock Saints,” “Man of the Year” and “Collateral.” Mr. Fried won an Academy Award for the Live Action Short Film “Session Man.” Mr. Fried has founded several digital media companies including Spirit EMX, parent of spiritclips.com, a popular streaming video service and production company. Spiritclips was sold to Hallmark Cards, Inc. in 2012. Mr. Fried continues to serve as Chief Executive Officer of Spiritclips. From December 1994 until June 1996, Mr. Fried was President and Chief Executive Officer of Savoy Pictures, a unit of Savoy Pictures Entertainment, Inc. Savoy Pictures Entertainment was sold to Silver King Communications, which is now a part of InterActive Corp, in 1996. From 1983 to 1990, Mr. Fried held several executive positions including Executive Vice President in charge of Production for Columbia Pictures, Director of Film Finance and Special Projects for Columbia Pictures and Director of Business Development at Twentieth Century Fox. Mr. Fried holds an M.S. from Cornell University and an M.B.A. from the Columbia University Graduate School of Business.

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

Mr. Paul Conway has served as a member of our board of directors since March 2012 and served as our Chief Executive Office from February 2010 to February 2012. Mr. Conway currently provides certain consulting services to the Company, as well as an advisor to CEA Capital Advisors, a New York merchant bank and other media and consumer projects in Asia. From 1998 through January 2010, Mr. Conway worked at Oppenheimer & Co., Inc., where he served as Managing Director of Media Investment Banking from January 2009 to January 2010, as Executive Director of Media Investment Banking from January 2006 to January 2009, and as Director of Media Investment Banking from January 2003 to January 2006. Mr. Conway holds a B.B.A. from the University of Miami and an M.B.A. from the Columbia University Graduate School of Business.

Mr. Conway brings media related investment banking management experience to the board of directors. Mr. Conway’s prior experience as the Chief Executive Officer of the Company and his investment banking management experience provide industry related knowledge and insights to the board of directors.

Mr. Jeffrey Yunan Ren has served as a member of the board of directors and the Chairman of the Audit Committee since February 2012. Mr. Ren currently serves as an independent director of Prince Frog International Holdings Limited, a public company focusing on the manufacture and distribution of child care products in China and trading on the Hong Kong Stock Exchange, and serves as a board member of numerous private companies. From June 2010 to March 2012, Mr. Ren served as President of a pharmaceutical investment holding company based in Hong Kong. Previously, Mr. Ren served as an Executive Director at UBS Investment Bank in Hong Kong from 2008 to 2010 and as a Vice President at Lehman Brothers in Hong Kong from 2006 to 2008. Prior to 2006, Mr. Ren served as an attorney with such international law firms as Skadden, Arps, Clifford Chance and Perkins Coie. Mr. Ren holds an LLM from Harvard Law School, and is a graduate of Beijing University Law School (LLB and Graduate Program).

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

Mr. Steven D. Rubin has served as a member of the Board of Directors since the Business Combination in October 2009. Mr. Rubin served as the Secretary of Ideation from June 2007 to October 2009. Mr. Rubin has been the Executive Vice President of OPKO Health, Inc. since May 2007 and a director of OPKO Health, Inc. since February 2007 and is a member of The Frost Group, LLC, a private investment firm. Mr. Rubin currently serves on the Boards of Directors of OPKO Health, Inc., a specialty healthcare company, Non-Invasive Monitoring Systems, Inc., a medical device company, PROLOR Biotech, Inc., a developmental stage biopharmaceutical company, Neovasc, Inc., a developer of vascular devices, Kidville, Inc., which operates upscale learning and play facilities for children, Tiger X Medical, Inc. (formerly known as Cardo Medical, Inc.), formerly a medical device company, Castle Brands, Inc., a marketer of premium spirits, and SafeStitch Medical, Inc., a developmental stage FDA-registered medical device company. Mr. Rubin previously served on the Board of Directors of Dreams, Inc., a vertically integrated sports licensing and products company and Ideation. Mr. Rubin previously served as the Senior Vice President, General Counsel and Secretary of IVAX Corporation from August 2001 until September 2006.

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

Executive Officers

The following individuals are our current executive officers.

Name	Age	Position
Peter Tan	40	Chief Executive Officer
Steve Ye	37	Chief Financial Officer

All officers serve until they resign or are replaced or renamed at the discretion of the board of directors.

The following additional information is provided for our current executive officers.

Mr. Peter Tan was appointed to our board of directors on June 30, 2011 and has served as our Chief Executive Officer since February 2012. Mr. Tan is currently the chairman of TGC Partners Limited and managing director of TGC Financial Partners Limited, an investment advisory firm which he founded in 2009. He was also partner and part of the founding team of SIG China, the China-based private equity fund of leading U.S. hedge fund Susquehanna International Group (SIG). Mr. Tan has been actively involved in more than 40 investments in China, 12 of which were eventually listed on international stock exchanges. He has been particularly active in the media space over the past decade, and was an early investor in Airmedia and other Chinese media companies. Mr. Tan formerly served as a board member or observer of multiple companies prior to their U.S. listing, including Home Inns, E-House and Bona Entertainment Group. He was also a director at Ocean Butterflies International and 51credit. Mr. Tan is currently a director of Cathay Industries, a specialty chemical manufacturer based in China. Prior to co-founding SIG China, Mr. Tan was a lawyer with White & Case LLP and Perkins Coie LLP, where he was qualified to practice in England, Hong Kong and Singapore, and where he founded the private equity & venture capital practices and advised emerging-growth companies on fundraising transactions throughout their lifecycle.

Mr. Tan brings more than fifteen years of global investment, corporate finance and corporate law experience to the board of directors. Mr. Tan is knowledgeable about China’s media and entertainment industries. His experience as a board member, as a founder of a private equity firm and as an attorney with major international law firms has given him knowledge as a leading specialist on public and private equity and venture capital investments in Greater China. Mr. Tan provides the board of directors with knowledge regarding the media industry in China and insights into pursuing accretive acquisitions and opportunities in the future.

Mr. Steve Ye has served as our Chief Financial Officer since March 2013. Before joining Tiger Media, Mr. Ye worked at Suntech, one of the world’s largest producers of solar panels as Finance Director. Prior to that, Mr. Ye served as Chief Financial Officer for Solar Entertech from 2009 to 2011 and took various finance leadership roles at Wells Fargo, General Electric and ABN AMRO Bank. Mr. Ye possesses an undergraduate degree from Shanghai International Studies University with a major in Accounting and a Masters of Business Administration from University of Rochester. Mr. Ye is both a Certified Public Accountant and Certified Financial Analyst.

There are no family relationships among the members of Tiger Media, Inc.’s board of directors or the members of Tiger Media, Inc.’s senior management.

No director or member of senior management has any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which such director or member of senior management was selected as a director or member of senior management of Tiger Media.

B.	Compensation

For the year ended December 31, 2012, our directors and executive officers received cash compensation of $820 related to Board service. The aggregate remuneration paid and benefits in kind granted to our executive officers for the year ended December 31, 2012 was approximately $1.7 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except for Peter Tan and Steve Ye under certain circumstances.

Our Compensation Committee recommends director compensation to the board of directors. The non-employee members of the board of directors receive an annual cash fee of $20,000 that is payable per quarter. The committee chairmen receive an additional $5,000 annual fee. Except for Mr. Fried and Mr. Rubin, each non-employee member of the board of directors was granted 25,000 stock options in 2010, which fully vested on January 11, 2011 and which expire January 11, 2020. Mr. Fried and Mr. Rubin were granted 50,000 stock options in 2010, which fully vested on January 11, 2011 and which expire on January 11, 2020. Mr. Tan was paid an annual cash fee of $20,000 as the chairman of the Audit Committee until he resigned as Audit Committee Chairman on February 8, 2012. Mr. Ren was appointed as the chairman of the Audit Committee beginning February 25, 2012 and currently receives an annual cash fee of $20,000 as the chairman of the Audit Committee. In 2012, Mr. Fried and Mr. Rubin’s stock options fully vested on February 8, 2013. In March of 2012, Mr. Ren was granted 25,000 stock options which fully vest on February 24, 2013. Additionally, upon his appointment as Chief Executive Officer, Mr. Tan was granted 400,000 stock options, which vest pro rata over three years beginning February 13, 2013. Mr. Tan was also granted 75,000 stock options, as a member of the board of directors that fully vest on February 8, 2013. On March 27, 2012, we issued 100,000 options to Paul Conway, which options vest one-third annually beginning one year from the date of grant, and will accelerate upon certain circumstances. All stock options expire 10 years after the grant date. On March 4, 2013, Mr. Ye was granted 75,000 options and 75,000 shares of restricted stock, each of which vest one-third annually beginning one year from the date of grant. Mr. Chen has elected not to receive stock option awards.

Share Incentives

In January 2008, in order to attract and retain the best available personnel, we adopted the 2008 share incentive plan, or the plan to purchase a maximum of 1,796,492 shares in our company. As of August 13, 2010, subject to shareholder approval which was received in September of 2011, the 2008 share incentive plan was increased to 3,000,000 shares for issuance under the plan. On December 14, 2012, shareholders approved an increase in the 2008 share incentive plan to 4,500,000 shares.

The following table summarizes for the year ended December 31, 2012, the options and restricted shares granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated.

	Common Shares Underlying Granted Options/ or Restricted Shares		Exercise Price ($/share)		Grant Date		Expiration Date
Name:
Peter Tan	75,000		1.06		February 8, 2012		February 8, 2022
	400,000		1.10		February 13, 2012		February 13, 2022
Paul Conway	*		1.65		March 27, 2012		March 27, 2022	(1)
	*		—		March 27, 2012		—	(1)
Robert Fried	*		1.06		February 8, 2012		February 8, 2022
	*
Steve Rubin	*		1.06		February 8, 2012		February 8, 2022
	*
Jeffrey Ren	*		1.55		March 21, 2012		March 21, 2022
Other individuals as a group	1,210,522	(3)		(1)		(1)		(2)
Total	2,310,522	(3)

*	Less than one percent of the outstanding ordinary shares.
(1)	Options/restricted shares were granted to other individuals on various exercise price and various dates
(2)	Other individuals’ options expire on various dates.
(3)	Includes the issuance of 650,000 options to purchase our ordinary shares with an exercise price of $1.25 per share on December 31, 2012 to the purchaser of SearchMedia International Limited.

The following paragraphs describe the principal terms of our 2008 share incentive plan:

Plan Administration. Our board of directors, or a committee designated by the board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Types of Awards. The types of awards that may be granted under the plan include the following.

•	options to purchase Tiger Media’s ordinary shares;

•	restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture, restrictions on transferability and other restrictions; and

•	restricted share units, which represent the right to receive Tiger Media’s ordinary shares at a specified date in the future, which may be subject to forfeiture.

Award Document. Awards granted under the plan are each evidenced by an award document that sets forth the terms, conditions and limitations for each grant, including the exercise price, the number of shares to which the award pertains, the conditions upon which an option will become vested and exercisable and other customary provisions.

Eligibility. We may grant awards to (i) its employees, directors and consultants, and (ii) employees, directors and consultants of any of its parents or subsidiaries and of any entity in which we or any of its parents or subsidiaries holds a substantial ownership interest. Incentive share options may be granted to employees of Tiger Media, or any of its parents or subsidiaries, and may not be granted to employees of a related entity or to independent directors or consultants.

Acceleration of Awards upon Change of Control and Corporate Transactions. Unless otherwise provided in the award agreement: 1) the outstanding awards will accelerate by one year upon occurrence of a change-of-control transaction where the successor entity does not convert, assume or replace the outstanding awards under the plan; 2) in the event of a corporate transaction as defined in the plan, including certain amalgamations, arrangements, consolidations or schemes of arrangement and the transfer of all or substantially all of the company’s assets, each outstanding award that is not assumed or replaced by the successor entity will become fully vested and immediately exercisable provided that the related grantee’s continuous service with us shall not be terminated before that date; and 3) furthermore, in the event of a corporate transaction, each outstanding award that is assumed or replaced by the successor entity will become fully vested and immediately exercisable immediately upon termination of the participant’s employment or service within twelve (12) months of the Corporate Transaction without cause.

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

Termination and Amendment of the Plan. Unless terminated earlier, the plan will expire on, and no award may be granted pursuant to the plan after, the tenth anniversary of its effective date. With the approval of our board of directors, the committee that administers the plan may amend or terminate the plan, except that shareholder approval shall be obtained to the extent necessary or desirable to comply with applicable laws or stock exchange rules, or for amendments to the plan that increase the number of shares available under the plan, permit the committee to extend the term of the plan or the exercise price of an option beyond ten years from the date of grant or result in a material increase in benefits or a change in eligibility requirements.

C.	Board Practices

The directors of Tiger Media will serve as directors until the next Annual Meeting or until their successors are duly elected and qualified.

All officers serve until they resign or are replaced or renamed at the discretion of the board of directors.

Board Committees

The board of directors has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

Audit Committee Members and Financial Expert

The board of directors has established an Audit Committee. During 2012, Mr. Peter Tan served as the chairman of the Audit Committee until February 8, 2012 when he was appointed Chief Executive Officer. Upon his appointment to the board of directors on February 25, 2012, Mr. Jeffrey Ren took Mr. Tan’s place on the Audit Committee as chairman. The Audit Committee currently consists of Jeffrey Ren (Chair) and Chi-Chuan Chen. The board of directors has determined that Mr. Ren meets the attributes of an “audit committee financial expert” within the meaning of SEC regulations and each of Mr. Ren and Mr. Chen is “independent” within the meaning of the listing standards of NYSE MKT and applicable SEC regulations. Mr. Tan was considered an “audit committee financial expert” and “independent” when he served as the chairman of the Audit Committee. The Audit Committee operates pursuant to the Charter of the Audit Committee of the board of directors of Tiger Media, Inc. which was amended on August 6, 2010.

Compensation Committee Members

The Compensation Committee currently consists of Robert Fried and Steve Rubin. The Compensation Committee operates pursuant to the Charter of the Compensation Committee of the board of directors of Tiger Media, Inc. which was approved on December 8, 2009.

Corporate Governance and Nominating Committee Members

The Corporate Governance and Nominating Committee currently consists of Robert Fried and Steve Rubin. The Corporate Governance and Nominating Committee operates pursuant to the Charter of the Corporate Governance and Nominating Committee of the board of directors of Tiger Media, Inc. which was approved on December 8, 2009.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. A copy of our Code of Ethics is available on our website at www.tigermedia.com. We intend to post amendments to or waivers from our Code of Ethics (to the extent applicable to our Chief Executive Officer, Chief Financial Officer or principal accounting officer or to our directors) on our website. Our website is not part of this Annual Report on Form 20-F.

D.	Employees

Due to the disposal and divestiture of SearchMedia International and its subsidiaries, most of the former employees no longer are employed by the Company. We recruited new employees to perform the new businesses. As of December 31, 2012, we had approximately 20 employees. All of our employees are full-time. None of our employees are covered by a collective bargaining agreement. We manage our own staff recruitment.

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

The following table sets forth certain information as of April 15, 2013 concerning the beneficial ownership of the ordinary shares by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares, (ii) each of our directors serving on April 15, 2013, (iii) each current executive officer, and (iv) all of our current executive officers and directors as a group. Unless indicated below, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless noted otherwise, the address of each person listed below is K-Wah Center #38-03, 1010 Middle Huaihai Road, Shanghai, China, 200031.

Beneficial Owner	Ordinary Shares Beneficially Owned (1)	Percentage of Class of Ordinary Shares Beneficially Owned (%)
Officers and Directors Peter Tan (2)	1,217,976	4.0%*
Robert N. Fried(3)	1,182,471	3.9%
Steven D. Rubin(4)	285,870	*
Jeffrey Yunan Ren (5)	25,000	*
Chi-Chuan Chen (6)	50,000	*
Steve Ye	—	*
Paul Conway(7)	92,420	*
All directors and executive officers as a group (7 persons) (8)	3,366,252	11.3%
5% Holders
Frost Gamma Investments Trust (9)	10,334,790	32.5%

*	The person beneficially owns less than 1% of Tiger Media’s outstanding common shares.
(1)	Based on 30,143,741 shares outstanding as of April 15, 2013.
(2)	Includes 208,333 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after April 15, 2013.
(3)	Includes exercisable warrants to purchase 200,000 ordinary shares and includes 150,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after April 15, 2013.
(4)	Includes 125,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after April 15, 2013.
(5)	Includes 25,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after April 15, 2013.
(6)	Includes 50,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after April 15, 2013.
(7)	Includes 33,333 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after April 15, 2013.
(8)	Includes 630,388 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after April 15, 2013.
(9)	Includes exercisable warrants to purchase 1,647,467 ordinary shares. Ownership is as reported in the Schedule 13D/A filed by Dr. Phillip Frost, M.D. on January 17, 2013 and additional information known to the Company. The business address of Dr. Frost, M.D. is 4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137.

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

Equity Compensation Plan Information

The following table lists all securities authorized for issuance and outstanding under our equity compensation plans at December 31, 2012:

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding options)
Equity compensation plans approved by security holders	2,285,522	$2.04	145,261

B.	Related Party Transactions

Certain Relationships and Related Transactions

The Audit Committee reviews and approves transactions in which Tiger Media was or is to be a participant, where the amount involved exceeded or will exceed $120,000 annually and any of our directors, executive officers or their immediate family members had or will have a direct or indirect material interest. We have a written policy stating that the Audit Committee is responsible for reviewing and, if appropriate, approving or ratifying any related party transactions. The related party transaction will not be approved unless at a minimum it is for our benefit and is upon terms no less favorable to us than if the related party transaction was with an unrelated third party.

Transactions with Tiger Media’s Shareholders and Senior Management Personnel

Convertible Promissory Notes

In February 2012, we entered into an agreement for a new $3.0 million Convertible Note with our existing largest shareholder and several other investors including an affiliate of our Chief Executive Officer. The Note had a one year term and an interest rate of 10% per annum. In addition, the Note was originally convertible into the Company’s common shares at $1.25 per share, but which was subsequently reduced to a conversion price of $1.00 per share in August 2012, the price of the common stock private placement which occurred at the same time. In August 2012, each of the convertible note holders converted their promissory notes at a conversion price of $1.00 per share.

Share buyback with shareholders

In January 2012 and April 2012, we reached settlement agreements related to the arbitration between the Company and certain of its predecessor shareholders related to matters from the Share Exchange Agreement signed October 30, 2009. Pursuant to the settlement agreement (i) 2,471,968 shares were repurchased by the Company at an average price per share of $0.25 and such shares were cancelled, (ii) 2,029,700 shares were surrendered and cancelled without consideration, and (iii) 1,624,993 warrants were surrendered and cancelled without consideration.

Advance to senior management personnel

For the years ended December 31, 2012 and 2011, revenues from discontinued operations of $0.03 million and $0.05 million were recorded respectively, which represent amounts received or receivable from affiliated entities of senior management personnel of the Company for providing advertising services to such affiliated entities.

As of December 31, 2011, $2.1 million was payable to the Company as advances made by the Company to the senior management personnel. The advances are secured by the contingent purchase price payable to the previous owners of the acquired companies. The advances were subsequently settled due to disposition of Zhejiang Continental, Shenyang Jingli and Qingdao Kaixiang or charged to the income statement as expenses upon receipt of the former owners’ reimbursement reports. We have not made any material advances during 2012. However we have made some non-material advances in 2012 relating to travel and business expenses.

Settlement with Haiya

In May 2012, we entered in to a Supplementary Agreement with Haiya regarding the Restated Earn-out Agreement and the Term Sheet and Haiya agreed to extinguish the outstanding acquisition consideration payable of $3.0 million.

Divestiture of Zhejiang Continental Advertising Co., Ltd.

In May 2012, we agreed to divest Zhejiang Continental Advertising Co., Ltd. back to its previous owners and eliminate the related earn-out liability of $8.25 million in exchange for the issuance of 1 million shares of Tiger Media at a price of $2.00 per share per agreement.

Divestiture of Shenyang Jingli Advertising Co., Ltd.

In May 2012, we agreed to divest Shenyang Jingli Advertising Co., Ltd. back to its previous owners and eliminate the related earn-out liability of $1.4 million.

Divestiture of Qingdao Kaixiang Advertising Co., Ltd.

In August 2012, we agreed to divest Qingdao Kaixiang Advertising Co., Ltd. back to its previous owners and eliminate the related earn-out liability of $4.1 million.

August/September 2012 PIPE

During August and September 2012, we closed on a private placement of approximately 7.0 million ordinary shares at a price of $1.00 per share. Purchasers included Frost Gamma Investments Trust, an affiliate of our largest shareholder, and TGC Partners Limited, and an affiliate of our CEO.

Divestiture of Wuxi Ruizhong Advertising Co., Ltd.

In December 2012, as part of our initiative to divest non-performing businesses and based on a study of the performance and projections of Wuxi Ruizhong Advertising Co. Ltd., we agreed to divest Wuxi Ruizhong back to its previous owners and eliminate the related earn-out liability of $0.3 million, other liabilities of $0.3 million and income tax payable of $0.7 million. In connection with this divestment, the Wuxi founders returned to the Company for cancelation the 132,272 shares previously issued to them for settlement of our earn-out obligations.

December 2012 Warrant Extension

In December 2012, we offered our warrant holders an opportunity to extend the term and reduce the price of their warrants. To participate in the offer, a holder of warrants could elect to exercise up to one-third of the warrants held by them at a reduced exercise price of $1.25 per share. In exchange for the partial exercise of the warrants, the expiration date of a participating warrant holder’s remaining warrants equal to two times the number of warrants exercised would be reduced to $2.50 per share. Frost Gamma Investments Trust, an affiliate of our largest shareholder, and Rob Fried, our Chairman of the Board, both participated in the warrant extension.

Director Independence

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

Item 8 Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended the consolidated financial statements filed beginning on page F-1 as part of this annual report.

Legal or Arbitration Proceedings

Shareholder Lawsuits in the United States

A shareholder complaint was filed in September 2010 against SearchMedia Holdings, the former Ideation officers and directors and certain of the SearchMedia Holdings’ officers and directors (the “Individual Defendants”) as a purported class action on behalf of the shareholders of SearchMedia Holdings in the United States District Court for the Central District of California. The Murdeshwar action was transferred to the United States District Court for the Southern District of Florida. In April 2011, the plaintiffs amended their complaint, alleging, among other things, that the directors of SearchMedia Holdings violated the federal securities laws by making false and misleading statements regarding Ideation’s acquisition of the target company, SearchMedia International, and by overstating SearchMedia International’s financial results. The complaint sought certification of a class of SearchMedia Holdings’ shareholders who purchased or otherwise acquired SearchMedia Holdings securities between April 1, 2009 and August 20, 2010, and all persons who were holders of SearchMedia Holdings on October 2, 2009, and an award of compensatory damages, among other relief.

In August 2011, the court dismissed the claims pertaining to alleged misstatements and omissions made about SearchMedia International’s financial results and future prospects, but did not dismiss the claims regarding the alleged misstatements and omissions in Ideation’s proxy statement.

In September 2011, after attending a mediation, SearchMedia Holdings and certain of the individual Defendants (Robert Fried, Phillip Frost, Rao Uppaluri, Steven Rubin, Glenn Halpryn, Thomas Beier, David Moskowitz and Shawn Gold) (the “Settling Defendants”) reached a tentative settlement with the plaintiffs.

Under the terms of the settlement, SearchMedia Holdings’ D&O insurer agreed to pay $2.75 million in exchange for a release of the claims asserted against the Settling Defendants by the plaintiffs and the putative class members. SearchMedia Holdings and the other Settling Defendants did not admit to any wrongdoing. The settlement does not include a release of the plaintiffs’ claims against SearchMedia International or Defendants Garbo Lee, Qinying Liu, Earl Yen, Jennifer Huang and Paul Conway, who were not served with the amended complaint. In January 2012, the court dismissed without prejudice the claims against these remaining Defendants for the plaintiffs’ failure to timely effect service on them.

In April 2012, the court held a final fairness hearing on the settlement. There were no objections to the settlement. The court signed a final judgment approving the settlement and dismissing the claims against the Settling Defendants with prejudice.

Securities and Exchange Commission Investigation

On November 30, 2010, the SEC served a Subpoena Duces Tecum (the “Subpoena”) on SearchMedia Holdings pursuant to a formal Order of Investigation dated November 12, 2010, seeking documents regarding SearchMedia’s financial restatement and alleged accounting improprieties. On March 16, 2011, the SEC served an additional subpoena on the SearchMedia Holdings seeking additional documents regarding SearchMedia’s financial restatement and alleged accounting improprieties. We believe we have completed document production, and intend to continue to cooperate fully with the SEC’s investigation.

Lawsuit in China

In February 2012, the original shareholders of Wuxi Ruizhong Advertisement Co., Ltd. filed an arbitration application with China International Economic and Trade Arbitration Commission (CIETAC Shanghai) against Ad-Icon Shanghai. The original Wuxi shareholders claimed that Ad-Icon Shanghai owed them approximately $0.7 million related to the unpaid stock consideration for the equity interest of Wuxi Ruizhong. In November 2012, the original Wuxi shareholders and Ad-Icon Shanghai reached an agreement under which the original Wuxi shareholders agree to withdraw the arbitration application. On December 31, 2012, CIETAC Shanghai made an award to dismiss the case.

SearchMedia Arbitration Claim against Prior Shareholders

Pursuant to the terms of the Share Exchange Agreement dated October 29, 2009, SearchMedia Holdings commenced claims against the former shareholders and directors of SearchMedia International Limited for fraud and for breaches of representations, warranties and covenants contained in the Share Exchange Agreement. SearchMedia Holdings is seeking the return of shares from China Seed Ventures, L.P., Qinying Liu, Deutsche Bank AG, Le Yang, Sun Hing Associates LTD., and Vervain Equity Investments Limited (collectively, the “SM Shareholders”), as well as damages in excess of the trade-in value of the shares held by the SMHL Shareholders. We entered into binding settlements with each of the parties. Following the binding settlements, an aggregate of 2,471,968 shares have been repurchased by us at an average price per share of $0.25, (ii) 2,029,700 shares will be surrendered and cancelled without consideration, and (iii) 1,624,993 warrants will be surrendered and cancelled without consideration. As part of the final settlement, the Nan Fung Group retained all of their shares and agreed to make an investment in our next capital raise, subject to certain conditions.

In addition, from time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation that, in the opinion of our management, is likely to have a material adverse effect on our business or financial condition.

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

Our common stock and warrants are listed on the NYSE MKT under the symbols IDI and IDI.WS, respectively. The closing price for our ordinary shares in April 18, 2013, the most recent trading day before the date of this Annual Report on Form 20-F, was $1.25. The closing price for our warrants on March 7, 2013, the last day the warrants traded on the NYSE MKT prior to the date of this filing on Form 20F was $0.20.

The table below sets forth, for the periods indicated, the high and low bid prices for the securities as reported on the NYSE MKT in U.S. dollars. These quotations reflect inter-dealer prices, without markup, markdown or commissions, and may not represent actual transactions.

	Annual High and Low Market Prices for the Five Most Recent Full Financial Years
	Units (1)		Common Stock		Warrants
	High	Low	High	Low	High	Low
Full Financial Year
2008	$8.10	$6.85	$8.10	$6.75	$0.71	$0.03
2009	$9.82	$7.17	$9.20	$7.09	$3.14	$0.03
2010	$—	$—	$7.55	$1.62	$2.25	$0.19
2011	$—	$—	$3.50	$0.47	$0.35	$0.05
2012	$—	$—	$1.99	$0.50	$0.19	$0.006

(1)	During the fourth quarter of 2009, trading in the units was suspended.

	High and Low Market Prices for each Full Financial Quarter for the Two Most Recent Years and the Subsequent Quarters
	Common Stock		Warrants
	High	Low	High	Low
2011
First Quarter	$3.50	$1.71	$0.35	$0.12
Second Quarter	$2.72	$1.42	$0.35	$0.13
Third Quarter	$2.03	$1.13	$0.35	$0.11
Fourth Quarter	$1.97	$0.47	$0.17	$0.05
2012
First Quarter	$1.85	$0.50	$0.19	$0.06
Second Quarter	$1.99	$1.49	$0.1404	$0.07
Third Quarter	$1.8	$1.23	$0.10	$0.03
Fourth Quarter	$1.6	$0.97	$0.13	$0.006
2013
First Quarter	$1.20	$0.98	$0.01	$0.00447
Second Quarter (through April 18, 2013) (2)	$1.26	$1.07	$—	$—

(1)	During the fourth quarter of 2009, trading in the units was suspended.
(2)	There have been no warrants traded during the 2013 second quarter through April 18, 2013.

	High and Low Market Prices for each of the Most Recent Six Months
	Common Stock		Warrants
	High	Low	High	Low
2012
October	$1.60	$1.40	$0.08	$0.0447
November	$1.35	$1.04	$0.13	$0.05
December	$1.19	$0.97	$0.0199	$0.006
2013
January	$1.16	$1.00	$0.01	$0.0047
February	$1.06	$1.00	$0.15	$0.002
March	$1.20	$0.98	$0.20	$0.20
April (through April 18, 2013) (2)	$1.26	$1.07	$—	$—

(1)	During the fourth quarter of 2009, trading in the units was suspended.
(2)	There have been no warrants traded during between April 1, 2013 and April 18, 2013.

As of April 15, 2013, there were, of record, 74 holders of common stock, 3 holders of warrants and no holders of units.

B.	Plan of Distribution

Not applicable.

C.	Markets

See the first paragraph of Item 9A above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10 Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of the Memorandum and Articles of Association of Tiger Media, Inc. contained in our Current Report on Form 8-K first filed with the Commission on November 5, 2009, and as amended in our Form 6-K filed with the Commission on November 14, 2012 and attached as Exhibits 1.2 and 1.3 to this Form 20-F.

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ordinary shares. This discussion applies only to U.S. Holders that hold the ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. No advance ruling has been or will be sought from the Internal Revenue Service (“IRS”) regarding any matter discussed in this discussion, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. Except as expressly provided for herein, the discussion does not address any estate, gift or other non-income tax considerations or any foreign, state or local tax consequences.

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	investors whose “functional currency” is not the U.S. Dollar;

•	holders of warrants or options to purchase ordinary shares or holders of ordinary shares that acquired such shares through the exercise of a warrant or option;

•	persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ordinary shares through such entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ordinary shares and you are, for U.S. federal income tax purposes,

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

The tax treatment of a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds our ordinary shares will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.

Taxation of dividends and other distributions on the ordinary shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by you but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) either (a) the ordinary shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (ii) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year and (iii) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares will be considered for purposes of clause (i) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE MKT, as are our ordinary shares. With respect to individuals with modified adjusted gross income above certain thresholds, an additional 3.8% Medicare tax will apply to certain types of income, including dividend income. If we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. For more information regarding the New EIT Law, see “Item 3.D. Key Information — Risk Factors — Risks Relating to Doing Business in the People’s Republic of China—If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.” You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to our ordinary shares, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For more information regarding such PRC withholding taxes, see “Item 3.D. Key Information — Risk Factors —Risks Relating to Doing Business in the People’s Republic of China —If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.” The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of disposition of ordinary shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ordinary share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss generally will be a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ordinary share for more than one year, you may be eligible for reduced tax rates. Long-term capital gains earned by individuals will be subject to a maximum federal income tax rate of 20%, and, with respect to individuals with modified adjusted gross income above certain thresholds, an additional 3.8% Medicare tax will apply to certain types of income, including long-term and short-term capital gains arising from the sale of stock. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding taxes were to be imposed on any gain from the disposition of the ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. For more information regarding such PRC withholding taxes, see “Item 3.D. Key Information — Risk Factors —Risks Relating to Doing Business in the People’s Republic of China —If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.” You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive foreign investment company

Based on the market price of our ordinary shares, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, and we cannot assure you that the U.S. Internal Revenue Service will not assert that we should be classified as a PFIC. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss from the actual sale or other disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “— Taxation of dividends and other distributions on the ordinary shares”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares are listed on the NYSE MKT, which is a qualified exchange or other market for these purposes. Consequently, if the ordinary shares continue to be listed on the NYSE MKT and are regularly traded, and you are a holder of ordinary shares, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder of stock of a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a qualified electing fund election with respect to a PFIC will generally include in income for a taxable year such holder’s pro rata share of the corporation’s income for the taxable year. However, you may make a qualified electing fund election with respect to your ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

U.S. shareholders of PFICs are required to file certain information with U.S. taxing authorities relating to their PFIC investments for years in which they receive distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or make certain elections. If we are classified as a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ordinary shares.

Information reporting and backup withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. Certain individuals holding the ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements, which include submission of information on Internal Revenue Service Form 8938. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is www.sec.gov. The information on that website is not a part of this annual report.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. As described below, under “Management’s Annual Report on Internal Control Over Financial Reporting,” material weaknesses were identified in our internal control over financial reporting as of December 31, 2012 and as a result our disclosure controls and procedures were not effective as of December 31, 2012.

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

A material weakness in internal control over financial reporting (as defined in Auditing Standard No. 2 of the Public Company Accounting Oversight Board) is a significant deficiency in internal control over financial reporting, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

In connection with the audit of our financial statements for the year ended December 31, 2012, we have identified certain matters involving our internal control over financial reporting that constitute material weaknesses. The material weaknesses identified result from inadequate tax staff and inadequate integrated financial systems and financial reporting and closing processes.

As a result of the material weaknesses, described above, our internal control over financial reporting as of December 31, 2012 was not effective. We are in the process of implementing the following measures to remediate these material weaknesses: (a) hire additional financial reporting and accounting personnel or external tax consultant with relevant experience, skills, and knowledge in the preparation of financial statements under the requirements of U.S. GAAP; (b) hire external consultants to improve the process for collecting and reviewing information required for the preparation of financial statements; (c) enhance our accounting and finance policy and procedure manuals to provide guidance to our finance and accounting staff and develop tools or checklists to improve the completeness and accuracies of financial disclosures, and (d)  invest in IT infrastructure and build an integrated financial systems to improve closing process.

Item 16A Audit Committee Financial Expert

The board of directors has determined that Mr. Jeffrey Ren meets the attributes of an “audit committee financial expert” within the meaning of SEC regulations and is “independent” within the meaning of the listing standards of NYSE MKT and applicable SEC regulations.

Item 16B Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees including our Chief Executive Officer and Chief Financial Officer. A copy of our Code of Ethics is available on our website at www.tigermedia.com. We intend to post amendments to or waivers from our Code of Ethics (to the extent applicable to our Chief Executive Officer, Chief Financial Officer or principal accounting officer or to our directors) on our website. Our website is not part of this Annual Report on Form 20-F.

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

	Fiscal 2012	Fiscal 2011
Audit fees	$182,181	$350,000
Audit related fees	8,143	42,453
Tax fees	—	—
All other fees	—	—
	$190,324	$392,453

All audit related services, tax services and other services were pre-approved by our Audit Committee, which concluded that the provision of such services by MarcumBP were compatible with the maintenance of that firm’s independence in the conduct of its auditing functions. Our Audit Committee must review and pre-approve both audit and permitted non-audit services provided by the independent registered public accounting firm and shall not engage the independent registered public accounting firm to perform any non-audit services prohibited by law or regulation. At each Audit Committee meeting, our Audit Committee receives updates on the services actually provided by the independent registered public accounting firm, if any, and management may present additional services for pre-approval. Our Audit Committee has delegated to the Chairman of the Audit Committee the authority to evaluate and approve engagements on behalf of the Audit Committee in the event that a need arises for pre-approval between regular Audit Committee meetings. If the Chairman so approves any such engagements, he will report that approval to the full Audit Committee at the next Audit Committee meeting.

Each year, the independent registered public accounting firm’s retention to audit our financial statements, including the associated fee, is approved by our Audit Committee before the filing of the preceding year’s Form 20-F.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In January 2012 and April 2012, the Company reached settlement agreements with certain predecessor shareholders to repurchase ordinary shares or have the ordinary shares or warrants surrendered and cancelled without consideration. In December 2012, the ex-owners of Wuxi Ruizhong returned 132,272 shares pursuant to their subsidiary disposal agreement.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Ordinary Shares or Warrants Purchased	(b) Average Price Paid per Ordinary Share or Warrant		(c) Total Number of Ordinary Shares or Warrants Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Ordinary Shares or Warrants that May Yet Be Purchased Under the Plans or Programs
January 1, 2012 – January 31, 2012	3,214,927X	0.25	‡	3,214,927	N/A
January 1, 2012 – January 31, 2012	1,624,993Y	0	†	1,624,993	N/A
June 1, 2012 – July 2012	1,286,741X	0	*	1,286,741	N/A
November 21, 2012 – December 12, 2012	132,272X	0	#	132,272	N/A

X	Represents a transaction in ordinary shares.
Y	Represents a transaction in warrants.
‡	Of the 3,214,927 ordinary shares, there were (A) 2,471,968 ordinary shares repurchased at an average price of $0.25 and such shares were cancelled and (B) 742,959 ordinary shares surrendered and cancelled without consideration. The ordinary shares were repurchased or surrendered pursuant to settlement agreements with certain predecessor shareholders.
†	The warrants were surrendered and cancelled without consideration pursuant to settlement agreements with certain predecessor shareholders. The cancelled warrants had strike prices ranging from $0.001 to $7.88 per share.
*	The 1,286,741 ordinary shares were surrendered and cancelled without consideration and pursuant to a settlement agreement with a certain predecessor shareholder.
#	The 132,272 ordinary shares were surrendered pursuant to a subsidiary’s disposal agreement between the Company and the ex-owners of Wuxi Ruizhong.

Item 16F Change in Registrant’s Certifying Accountant

As a result of the joint venture agreement between Bernstein & Pinchuk (“B&P”) and Marcum LLP, B&P resigned to allow the Company to enter into a new engagement with the newly formed entity Marcum Bernstein & Pinchuk LLP (“MarcumBP”) in 2011, which will replace B&P moving forward. The joint venture does not disrupt or alter the location of or the composition of the existing audit team working with Tiger Media. The Audit Committee engaged MarcumBP as its independent registered public accounting firm effective immediately.

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

Item 16G Corporate Governance

Section 110 of the NYSE MKT Company Guide permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. During 2012, the Company’s followed “home country practice” and provided NYSE MKT with a confirmatory letter from independent Cayman Islands counsel that shareholder approval was not required with respect to (i) the Company’s August 2012 PIPE issuance and the issuance related to the convertible securities, both at $1.00 per share, and (ii) the Company’s November 2012 price adjustment and extension to certain of the Company’s outstanding warrants. Other than as described, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE MKT Company Guide.

Item 16H Mine Safety Disclosure

Not applicable.

PART III

Item 17 Financial Statements

We have elected to provide financial statements pursuant to Item  18.

Item 18 Financial Statements

The consolidated financial statements of Tiger Media, Inc. and its subsidiaries are included at the end of this annual report.

Item 19 Exhibits

Exhibit Number	Description of Exhibits

1.1	Memorandum and Articles of Association of SearchMedia Holdings Limited upon completion of redomestication. (incorporated by reference to Exhibit 3.3 of the Registrant’s current report on Form 8-K dated November 5, 2009 (File No. 333-158336)).

1.2	Certificate of Incorporation of Change of Name to Tiger Media, Inc. dated December 14, 2012 **

1.3	Secretary’s Certificate regarding Amendments to Articles of Association dated December 14, 2012 **

2.1	Form of Warrant of Tiger Media, Inc. (incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.1	Tiger Media, Inc. (fka SearchMedia Holdings Limited) Amended and Restated 2008 Share Incentive Plan (incorporated by reference to Exhibit 10.13 of the Registrant’s current report on Form 8-K dated November 5, 2009 (File No. 333-158336)).+

4.2	Executive Employment Agreement between SearchMedia Holdings Limited and Peter Tan, effective February 13, 2012 (incorporated by reference to Exhibit 4.21 of the Registrant’s Annual Report on Form 20-F dated May 15, 2012) (File No. 333-158336))+

4.3	Amendment to Tiger Media, Inc. Amended and Restated 2008 Share Incentive Plan effective September 13, 2011 **+

4.4	Amendment to Tiger Media, Inc. Amended and Restated 2008 Share Incentive Plan effective December 14, 2012 **+

4.5	Form of Stock Purchase Agreement dated August 17, 2012 **

4.6	Form of Stock Purchase Agreement dated September 19, 2012 **

4.7	Share Purchase Agreement between Tiger Media, Inc and Partner Venture Holdings Limited dated December 31, 2012**

4.8	Tiger Media, Inc. Form of Stock Option Agreement for Employees**+

4.9	Tiger Media, Inc. Form of Stock Option Agreement for Non-Employees**+

8.1	Subsidiaries of Tiger Media, Inc. **

12.1	Certification of Chief Executive Officer filed pursuant to 17 CFR 240.13a-14(a)**

12.2	Certification of Chief Financial Officer filed pursuant to 17 CFR 240.13a-14(a)**

13.1	Certification of Chief Executive Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350***

13.2	Certification of Chief Financial Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350***

23.1	Consent of Marcum Bernstein & Pinchuk LLP**

101.INS	XBRL Instance Document++

101.SCH	XBRL Taxonomy Schema++

101.CAL	XBRL Taxonomy Calculation Linkbase++

101.DEF	XBRL Taxonomy Definition Linkbase++

101.LAB	XBRL Taxonomy Label Linkbase++

101.PRE	XBRL Taxonomy Presentation Linkbase++

+	Management contract or compensatory plan or arrangement
**	Filed herewith
***	Furnished herewith
++	Pursuant to Rule 405(a)(2) of Regulation S-T, the registrant is relying upon the applicable 30-day grace period for the initial filing of its first Interactive Data File required to contain detail-tagged footnotes or schedules. The registrant intends to file the required detail-tagged footnotes or schedules by the filing of an amendment to this Annual Report on Form 10-K within the 30-day period.

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

(Registrant)

By:	/s/ Steve Ye
Name: Steve Ye
Title: Chief Financial Officer

Date: April 19, 2013

TIGER MEDIA, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tiger Media, Inc. (Formerly SearchMedia Holdings Limited)

We have audited the accompanying consolidated balance sheets of Tiger Media, Inc. (Formerly SearchMedia Holdings Limited) (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows for the years ended December 31, 2012 and 2011 and 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial positions of Tiger Media, Inc. (Formerly SearchMedia Holdings Limited) as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years ended December 31, 2012 and 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum Bernstein & Pinchuk LLP

New York, New York

April 19, 2013

TIGER MEDIA, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	As of December 31,
	2011	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	39	7,209
Prepaid expenses and other current assets	36	273

Total current assets	75	7,482
NON-CURRENT ASSETS
Property and equipment, net	—	62

Total non-current assets	—	62
ASSETS OF DISCONTINUED COMPONENTS	50,425	—

Total assets	50,500	7,544

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	—	46
Accrued expenses and other payables	880	366
Acquisition consideration payable	1,043	549
Amounts due to related parties	174	110

Total current liabilities	2,097	1,071
LIABILITIES OF DISCONTINUED COMPONENTS	61,856	—
Total liabilities	63,953	1,071

SHAREHOLDERS’ EQUITY
Common Shares — $0.0001 par value 1,000,000,000 shares authorized, 21,687,497 and 30,143,741 shares issued and outstanding on December 31, 2011 and 2012, respectively	2	3
Additional paid-in capital	123,288	137,823
Accumulated other comprehensive loss	(1,071)	(4,433)
Accumulated deficit	(135,672)	(126,920)

Total shareholders’ equity/(deficit)	(13,453)	6,473

Total liabilities and shareholders’ equity	50,500	7,544

See notes to consolidated financial statements

TIGER MEDIA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except share data)

	For the year ended December 31,
	2010	2011	2012
Advertising service revenues	$—	$—	$—
Cost of revenues	—	—	—
Gross profit	—	—	—
Operating expenses
Sales and marketing expenses	(291)	(123)	(123)
General and administrative expenses	(2,435)	(3,880)	(3,448)
Gain from extinguishment of acquisition consideration payable	—	—	3,032

Loss from operations	(2,726)	(4,003)	(539)
Other income/(expense)
Interest income	7	—	10
Interest expense		—	(149)
Other income/(expense), net	413	256	—

Total other income/(expense)	420	256	(139)
Loss from continuing operations before income taxes	(2,306)	(3,747)	(678)
Provision for income taxes	—	—	—

Loss from continuing operations	(2,306)	(3,747)	(678)
Discontinued operations
Loss from operations of discontinued components, net of tax	(44,333)	(9,712)	(6,723)
Gain on disposal of subsidiaries, net of tax	—	—	16,153

Profit/(loss) from discontinued operations	(44,333)	(9,712)	9,430

Net profit / (loss)	$(46,639)	$(13,459)	$8,752

Earnings / (loss) per share
— Basic
Continuing operations	$(0.11)	$(0.18)	$(0.03)
Discontinued operations	(2.13)	(0.46)	0.42

	(2.24)	(0.64)	0.39

— Diluted
Continuing operations	$(0.11)	$(0.18)	$(0.03)
Discontinued operations	(2.13)	$(0.46)	0.41

	(2.24)	(0.64)	0.38

Weighted average number of shares outstanding —
— Basic	20,796,789	20,994,015	22,545,989
— Diluted	20,796,789	20,994,015	22,784,302
Comprehensive income:
Net profit/(loss)	$(46,639)	$(13,459)	$8,752
Foreign currency translation adjustment	103	(2,224)	(3,362)

Net comprehensive income/(loss)	$(46,536)	$(15,683)	$5,390

The following table includes operating results of the consolidated variable interest entities. These operating results are reclassified to loss from operations of discontinued components above.

	For the Years Ended December 31,
	2010	2011	2012
Advertising services revenues	$20,709	$530	$—
Gross profit	5,556	(54)	—
Loss from operations	(17,358)	(618)	—
The loss from operations of discontinued components, net of tax	(19,194)	(883)	—

See notes to consolidated financial statements

TIGER MEDIA, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT)

(Amounts in thousands, except share data)

	Common Stock			Accumulated
	Number of Shares	Amount US$	Additional paid-in capital	other comprehensive income	Accumulated deficit	Total shareholders’ (deficit)/equity
Balance as of January 1, 2010	20,758,368	2	122,922	1,050	(75,574)	48,400
Net loss	—	—	—	—	(46,639)	(46,639)
Foreign currency exchange translation adjustment	—	—	—	103	—	103
Repurchase of warrants	—	—	(3,809)	—	—	(3,809)
Exercise of warrants	1,460	—	9	—	—	9
Share issued	6,250	—	—	—	—	—
Issuance of common shares for share incentive plan	92,583	—	1	—	—	1
Share-based compensation	—	—	2,398	—	—	2,398
Balance as of December 31, 2010	20,858,661	2	121,521	1,153	(122,213)	463
Net loss	—	—	—	—	(13,459)	(13,459)
Foreign currency exchange translation adjustment	—	—	—	(2,224)	—	(2,224)
Share issued for earn-out	750,380	—	871	—	—	871
Issuance of common shares for share incentive plan	78,456	—	2	—	—	2
Share-based compensation	—	—	894	—	—	894
Balance as of December 31, 2011	21,687,497	$2	123,288	$(1,071)	$(135,672)	$(13,453)
Net profit	—	—	—	—	8,752	8,752
Foreign currency exchange translation adjustment	—	—	—	(3,362)	—	(3,362)
Share issued for earn-out	1,158,515	—	1,904	—	—	1,904
Extinguishment of ordinary shares	(132,272)	—	(147)	—	—	(147)
Issuance of common shares for share incentive plan	56,087	—	—	—	—	—
Share-based compensation	—	—	660	—	—	660
Conversion of promissory convertible notes	3,148,833	—	3,149			3,149
Repurchase of ordinary shares	(4,501,668)	—	(621)	—	—	(621)
Exercise of warrants	1,771,749	—	2,215	—	—	2,215
Issuance of shares	6,955,000	1	6,954	—	—	6,955
Options issued for divestiture of SearchMedia International	—	—	421	—	—	421
Balance as of December 31, 2012	30,143,741	$3	137,823	$(4,433)	$(126,920)	$6,473

See notes to consolidated financial statements

TIGER MEDIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share data)

	For the Years Ended December 31,
	2010	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit / (loss)	$(46,639)	$(13,459)	$8,752
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization of property and equipment	404	385	133
Amortization of intangible assets	1,737	1,329	—
Finance cost	—	—	149
Share-based compensation	2,398	894	660
Deferred tax expenses / (benefit)	(817)	(1,087)	—
Gain on disposal of subsidiaries	—	—	(16,153)
Change of fair value of acquisition consideration payable	—	(10,681)	—
Gain on extinguishment of consideration payable	—	(4,340)	(3,026)
Gain on termination of VIEs	—	(9,551)	—
Loss on impairment of goodwill	39,411	27,927	—
Loss on impairment of intangible assets	—	2,723	—
Loss on disposals of fixed assets	4	—	373
Bad debt provision on prepaid expenses and other current assets	1,006	832	(6)
Bad debt provision on accounts receivables	780	2,073	(130)
Changes in operating assets and liabilities:
(Increase) / decrease in assets:
Accounts receivable	(5,645)	(1,379)	3,538
Prepaid expenses and other current assets	(4,331)	(3,941)	1,804
Amounts due to/from related parties	1,882	(2,106)	240
Increase / (decrease) in liabilities:
Accounts payable	4,882	5,114	(661)
Accrued expenses and other payables	2,034	2,420	(167)
Amounts due to/from related parties	1,612	(1,558)	(23)
Deferred revenue	579	224	(1,165)
Income taxes payable	2,373	1,329	(306)
Net cash provided by/ (used in) operating activities	1,670	(2,852)	(5,988)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(140)	(47)	(47)
Proceeds from disposals of property and equipment	3	3	—
Cash disposed upon the termination of VIEs	—	(120)	—
Cash disposed upon disposal of subsidiaries	—	—	(2,356)
Cash paid for acquisitions, net of cash acquired	(20,015)	(738)	(549)
Net cash used in investing activities	(20,152)	(902)	(2,952)
CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in restricted bank deposit	259	10	(71)
Proceeds from short-term borrowings	768	1,346	—
Repayment of short-term borrowings	(693)	(747)	—
Proceeds from issuance of convertible promissory notes and warrants	—	—	3,000
Proceeds from exercise of options	9	2	—
Proceeds from exercise of warrants	—	—	2,215
Payment for repurchase of ordinary shares	—	—	(621)
Proceeds from issuance of ordinary shares	—	—	6,955
Issue of options	1	—	—
Repurchase of warrants	(3,809)	—	—
Net cash provided by/ (used in) financing activities	(3,465)	611	11,478
Foreign currency translation adjustment	103	219	41
Net increase / (decrease) in cash and cash equivalents	(21,844)	(2,924)	2,579
Cash and cash equivalents at beginning of year	29,398	7,554	4,630
Cash and cash equivalents at end of year	$7,554	$4,630	$7,209
Cash and cash equivalents from continuing components	$3,130	$39	$7,209
Cash and cash equivalents from discontinued components	$4,424	$4,591	$—
SUPPLEMENTAL DISCLOSURE INFORMATION
Cash paid for interest	$45	$89	$—
Cash paid for income taxes	$465	$314	$124
Non-cash investing transactions:
Acquisition consideration settled	$39,195	$15,891	$4,930
Payable in connection with purchase of property and equipment	$3	$—	$—
Non-cash financing transactions:
Conversion of promissory convertible notes	$—	$—	$3,149

See notes to consolidated financial statements

TIGER MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data)

1. Principal activities and organization

(a) Principal activities

Tiger Media, Inc. (the “Company” or “Tiger Media” or “IDI”, formerly known as SearchMedia Holdings Limited) is a holding company and, through its consolidated subsidiaries (collectively the “Group”), is principally engaged in the provision of advertising services in the out-of-home advertising industry. Out-of-home advertising typically refers to advertising media in public places, such as billboards, luxury shopping mall LCDs and furniture displays.

(b) Organization

On December 14, 2012, SearchMedia Holdings Limited changed its name to Tiger Media, Inc.

On October 30, 2009, the Company completed the acquisition of all the issued and outstanding shares and warrants of SearchMedia International Limited (“SearchMedia International”) (Business combination). SearchMedia International security holders, including certain note holders and warrant holders, received ordinary shares, or securities exercisable or exchangeable for ordinary shares, of the Company. The business combination was accounted for as a reverse recapitalization, whereby SearchMedia International is the continuing entity for financial reporting purposes and is deemed to be the accounting acquirer of SearchMedia Holdings Limited.

Prior to January 1, 2008, SearchMedia International incorporated Jieli Investment Management Consulting (Shanghai) Co., Ltd. (“Jieli Consulting”), which in turn entered into contractual agreements (see “VIEs Arrangements”) with the owners of Shanghai Jingli Advertising Co., Ltd. (“Jingli”). The arrangement was to facilitate foreign investors to invest in SearchMedia International as the then PRC laws did not allow direct foreign investment or ownership in advertising companies in the PRC. The terms of these agreements resulted in SearchMedia International, through its wholly-owned subsidiary, Jieli Consulting, bearing all the economic risks and receiving all the economic benefits from the businesses and controlling the financing and operating affairs with respect to Jingli’s businesses. In accordance with ASC Topic 810, “Consolidation”, the financial statements of Jingli were consolidated by SearchMedia International in its consolidated financial statements effective from the date SearchMedia International first became the primary beneficiary pursuant to this contractual arrangements.

In 2008, Jingli, the VIE, acquired 100% of the equity interests of the following subsidiaries. The Company consolidated the financial results of the VIE and its subsidiaries in the consolidated financial statements since the date of acquisitions.

Name of entity	Place of incorporation
Shanghai Jincheng Advertising Co., Ltd. (“Jincheng”)	PRC
Shaanxi Xinshichuang Advertising Planning Co., Ltd. (“Xinshichuang”)	PRC
Beijing Wanshuizhiyuan Advertising Co., Ltd. (“Wanshuizhiyuan”)	PRC
Shenyang Jingli Advertising Co., Ltd. (“Shenyang Jingli”)	PRC
Qingdao Kaixiang Advertising Co., Ltd. (“Qingdao Kaixiang”)	PRC
Shanghai Haiya Advertising Co., Ltd. (“Haiya”)	PRC
Tianjin Shengshitongda Advertising Creativity Co., Ltd. (“Shengshitongda”)	PRC
Shanghai Botang Advertising Co., Ltd. (“Shanghai Botang”)	PRC
Ad-Icon Company Limited (“HK Ad-Icon”)	HKSAR
Changsha Jingli Advertising Co., Ltd. (“Changsha Jingli”)	PRC
Wenzhou Rigao Advertising Co., Ltd. (“Wenzhou Rigao”)	PRC
Wuxi Ruizhong Advertising Co., Ltd. (“Wuxi Ruizhong”)	PRC

On December 11, 2009, HK Ad-Icon established Ad-Icon Advertising (Shanghai) Co., Ltd. (“Ad-Icon Shanghai”), a wholly-owned subsidiary in China, which is permitted to operate advertising businesses in China. In 2010, Ad-Icon Shanghai, acquired 100% of the equity interests in Zhejiang Continental Advertising Co., Ltd. In addition, 100% of the equity interests in Shanghai Botang, Wanshuizhiyuan, Qingdao Kaixiang, Wuxi Ruizhong and Shenyang Jingli acquired by Jingli have been transferred to Ad-Icon Shanghai during 2010 and 2011.

Effective December 23, 2011, the VIE, Jingli, and its subsidiaries including Jincheng, Xinshichuang, Haiya, Shengshitongda, Changsha Jingli and Wenzhou Rigao ceased their respective advertisement business so that the VIE structure is no longer required or in place. The Company terminated the VIEs arrangements and ceased to consolidate the financial results of the VIE and its subsidiaries effective December 23, 2011.

The Company disposed of its wholly-owned subsidiaries Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang and Wuxi Ruizhong on May 2, May 14, August 31 and November 30, 2012 respectively.

On August 15, 2012, the Company established Tiger Media Global Limited (“Tiger Media Global”), a wholly-owned BVI subsidiary. On November 28, 2012, Tiger Media Global established Shanghai Tiger Shangda Management Consulting Co., Ltd. (“Shanghai Tiger Shangda”). On November 30, 2012, 100% of the equity interest in Shanghai Tiger Yaoyang Advertising Co., Ltd. (“Tiger Yaoyang”) was transferred to Shanghai Tiger Shangda. Tiger Yaoyang was incorporated on September 18, 2012, which was permitted to operate the LCD advertising businesses in China.

On December 31, 2012, the Company divested SearchMedia International and its subsidiaries, including Jieli Consulting, Jieli Network, Shanghai Botang, Wanshuizhiyuan, HK Ad-Icon, Ad-Icon Shanghai and Quanwei to Partner Venture Holding Limited (“Partner”), an independent third party, to eliminate the remaining earn-out obligations and potential tax liabilities pursuant to the acquisition agreements with the subsidiaries of SearchMedia International (See note 2).

(c) Reclassification

Certain comparative figures have been reclassified to conform to current period’s presentation.

2. Discontinued operations

Introduction

In order to expand shareholder value in the longer term and allow the Company to focus on and pursue additional accretive concessions, the Company divested many of its subsidiaries during 2012. In addition, the divestiture of the subsidiaries resulted in the elimination of certain outstanding payables, earn-out liabilities and tax provisions in the aggregate amount of $41.6 million. On May 2, May 14, August 31, and November 30, 2012, the Company disposed of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang and Wuxi Ruizhong, respectively. On December 31, 2012, the Company entered into a Share Purchase Agreement and completed the sale of SearchMedia International and its remaining subsidiaries.

As a result of the Company’s disposal of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang and Wuxi Ruizhong and the Company’s divestment of SearchMedia International, together with its remaining subsidiaries, the results and accounts of each of these subsidiaries are shown as discontinued operations in the Company’s financial statements.

Disposal of Zhejiang Continental

On May 2, 2012, the Company divested 100% of the equity interests in Zhejiang Continental back to its original selling shareholders and eliminated the related acquisition contingent payable of $8,250 in exchange for the issuance of 1.0 million ordinary shares of the Company. The gain on the elimination on acquisition contingent payable was recognized by the Company to its income statement in accordance with ASC Topic 805-30-35 and reflected in the Company’s 2012 financial statements.

The following financial information presents the results of operations of Zhejiang Continental for the years ended December 31, 2010, 2011 and for the period ended the disposal date.

	Period ended December 31, 2010	Year ended December 31, 2011	Period ended May 2, 2012
Advertising service revenues	4,370	2,611	379
Pretax profit/(loss)	3,269	303	(143)
Net profit / (loss)	2,451	100	(143)

The Company recorded a cumulative gain on the disposal of Zhejiang Continental, pursuant to the following:

Total consideration on disposal – 1,000,000 shares issued	$(1,700)
Add: Extinguishment of current accounts	80
Add: Earn-out consideration payable settled	8,250
Less: Net book value of assets in connection with the disposal	(1,170)

Net gain on the disposal of Zhejiang Continental	5,460

Disposal of Shenyang Jingli

On May 14, 2012, the Company divested 100% of the equity interests in Shenyang Jingli back to its original selling shareholders and eliminated the related acquisition contingent payable of $1,437. The gain on the elimination on acquisition contingent payable was recognized by the Company to its income statement in accordance with ASC Topic 805-30-35 and reflected in the Company’s 2012 financial statements.

The following financial information presents the results of operations of Shenyang Jingli for the year ended December 31, 2010, 2011 and for the period ended the disposal date.

	Year ended December 31, 2010	Year ended December 31, 2011	Period ended May 14, 2012
Advertising service revenues	1,246	471	6
Pretax profit/(loss)	(241)	(549)	251
Net profit / (loss)	(181)	(816)	222

The Company recorded a cumulative gain on the disposal of Shenyang Jingli, pursuant to the following:

Total consideration on disposal	$—
Add: Extinguishment of current accounts	1,586
Add: Extinguishment of acquisition consideration payable	1,437
Add: Net book value of liability in connection with the disposal	1,641

Net gain on the disposal of Shenyang Jingli	4,664

Disposal of Qingdao Kaixiang

On August 31, 2012, the Company divested 100% of the equity interests in Qingdao Kaixiang back to its original selling shareholders and eliminated the related acquisition contingent payable of $4,126. The gain on the elimination on acquisition contingent payable was recognized by the Company to its income statement in accordance with ASC Topic 805-30-35 and reflected in the Company’s 2012 financial statements.

The following financial information presents the results of operations of Qingdao Kaixiang for the years ended December 31, 2010, 2011 and for the period ended the disposal date.

	Year ended December 31, 2010	Year ended December 31, 2011	Period ended August 31, 2012
Advertising service revenues	4,111	2,603	89
Pretax profit/(loss)	1,495	338	(563)
Net profit / (loss)	1,259	253	(563)

The Company recorded a cumulative loss on the disposal of Qingdao Kaixiang, pursuant to the following:

Total consideration on disposal	$—
Add: Extinguishment of current accounts	1,891
Add: Extinguishment of acquisition consideration payable	4,126
Less: Net book value of assets in connection with the disposal	(4,574)
Less: Goodwill writeoff	(3,261)

Net loss on the disposal of Qingdao Kaixiang	(1,818)

Disposal of Wuxi Ruizhong

On November 30, 2012, the Company divested 100% of the equity interests in Wuxi Ruizhong back to its original selling shareholders and eliminated the related acquisition contingent payable of $322. The gain on the elimination on acquisition contingent payable was recognized by the Company to its income statement in accordance with ASC Topic 805-30-35 and reflected in the Company’s 2012 financial statements.

The following financial information presents the results of operations of Wuxi Ruizhong for the years ended December 31, 2010, 2011 and for the period ended the disposal date.

	Year ended December 31, 2010	Year ended December 31, 2011	Period ended November 30, 2012
Advertising service revenues	2,165	2,035	1,656
Pretax profit/(loss)	931	493	146
Net profit / (loss)	588	192	(19)

The Company recorded a cumulative loss on the disposal of Wuxi Ruizhong, pursuant to the following:

Total consideration on disposal	$147
Add: Obligation exempted	328
Add: Extinguishment of current accounts	1,414
Add: Extinguishment of acquisition consideration payable	322
Less: Net book value of assets in connection with the disposal	(1,750)
Less: Goodwill writeoff	(3,103)

Net loss on the disposal of Wuxi Ruizhong	(2,642)

Divestiture of SearchMedia International Limited and its subsidiaries

On December 31, 2012, the Company announced the divestiture of its SearchMedia International Limited, together with all its remaining subsidiaries. As part of the transaction, SearchMedia International and its remaining subsidiaries were divested to an independent third party, by granting an option to acquire 650,000 shares of Tiger Media at $1.25 per share to eliminate the remaining earn-out obligations and potential tax liabilities pursuant to the acquisition agreements with the subsidiaries of SearchMedia International. As part of the transaction, the independent third party will pursue the collection of all receivables and all claims for SearchMedia International, for the benefit of Tiger Media and share 50% of any receivables, net proceeds, awards or judgments from any claims or lawsuits brought about by SearchMedia International entities; provided, however, 100% of any sale proceeds from the sale or transfer of any of the SearchMedia International’s subsidiaries will accrue to Tiger Media. Included in the divestiture of SearchMedia International are the subsidiaries, HK Ad-Icon, Wanshuizhiyuan and Shanghai Botang subsidiaries. As of December 31, 2012, SearchMedia International’s operating results will no longer form part of the Company’s consolidated financial statements.

The following financial information presents the results of operations of SearchMedia International and its remaining subsidiaries for the years ended December 31, 2010, 2011 and 2012.

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Advertising service revenues	37,075	47,851	27,899
Pretax profit/(loss)	(48,367)	(10,214)	(6,192)
Net profit / (loss)	(48,450)	(11,073)	(6,220)

The Company recorded a cumulative gain on the divestiture of SearchMedia International with its remaining subsidiaries, pursuant to the following:

Total consideration on disposal	$(421)
Add: Net book value of liability in connection with the divestiture	118,153
Less: Extinguishment of current accounts	(107,243)

Net gain on the divestiture of SearchMedia International	$10,489

The net book value of liability includes the extinguished acquisition payable to Wanshuizhiyuan and Wenzhou Rigao, amounting to $1,206 and $3,610, respectively.

The following financial information presents the total results of operations of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong, SearchMedia International and its subsidiaries for the years/period ended December 31, 2010, 2011 and for the period ended the disposal dates.

	Year ended December 31, 2010	Year ended December 31, 2011	Period ended disposal dates
Advertising service revenues	48,967	55,571	30,029
Pretax profit/(loss)	(42,913)	(9,629)	(6,501)
Net profit / (loss)	(44,333)	(9,712)	(6,723)

The main classes of assets and liabilities of discontinued components are as follows:

	2011	2012
Cash	$4,592	$—
Accounts receivable	15,822	—
Prepayments and other receivables	9,476	—
Amount due from related party	2,079	—
Property, plant and equipment	633	—
Long-term deferred expenses	31	—
Deferred tax assets	866	—
Goodwill	16,926	—

Assets of discontinued components	$50,425	$—
Accounts payable	14,167	—
Accrued expenses and other payables	15,764	—
Amount due to related party	205	—
Income tax payable	9,524	—
Acquisition payable	22,196	—

Liabilities of discontinued components	$61,856	$—

The Company recorded a cumulative gain on the disposal of divestiture of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong, SearchMedia International with its remaining subsidiaries, pursuant to the following:

Gain/(loss) on disposal of discontinued components
Zhejiang Continental	5,460
Shenyang Jingli	4,664
Qingdao Kaixiang	(1,818)
Wuxi Ruizhong	(2,642)
SearchMedia International and its remaining subsidiaries	10,489

Gain/(loss) on disposal of discontinued components	16,153

3. Summary of significant accounting policies

(a) Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

As a result of disposals of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong and divestiture of SearchMedia International, the consolidated balance sheet as of December 31, 2012 and the consolidated statement of operations for the year ended December 31, 2012 present the results and accounts of these subsidiaries as discontinued operations. All prior periods presented in the consolidated balance sheet and the consolidated statement of operations discussed herein have been reclassified to present discontinued operations.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIE subsidiary for which the Company is the primary beneficiary. Operating results of its VIE subsidiary were excluded from the consolidated financial statements beginning on December 23, 2011 upon the termination of the VIE contracts. And operating results of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong and SearchMedia International, together with its remaining subsidiaries, were excluded from the consolidated financial statements since their respective disposal dates. All significant transactions among the Company, its subsidiaries and its VIE subsidiary have been eliminated upon consolidation.

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

Transactions denominated in currencies other than the functional currency are translated into the respective functional currency at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency other than the functional currency are translated into the functional currency using the applicable exchange rate at each balance sheet date. The resulting exchange differences are recorded in “foreign currency transaction gain / (loss)” in the consolidated statements of operations.

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

The Group’s cash and bank deposits were held in major financial institutions located in US and PRC, which management believes have high credit ratings. Cash and bank deposit held in PRC as of December 31, 2011 and 2012 were $4,438 (held by discontinued components) and $2,009, respectively. The remaining cash and bank deposits were held in US and Hong Kong denominated in USD, amounted to $193 ($39 held by continuing components and $154 held by discontinued components) and $5,200 as of December 31, 2011 and 2012, respectively.

The Company purchased two financial products, which are measured at fair value as cash equivalents.

1.	50 units of USD-denominated UBS Jersey Call Certificate with the given par value at USD50,000 per unit, whose fair value as of December 31, 2012 is $2,530. The Open End USD-denominated capital protected and non interest bearing UBS Jersey Call Certificate offers the investor a return which is linked to the development of the UBS USD Jersey Spot Rate as determined by the Calculation Agent. The value per product accretes daily, based on the prevailing Reference Rate. At any time, the value and redemption amount of the product will reflect the Par Value plus the accreted amount based on the prevailing Reference Rate. Should the Reference Rate become zero or negative, and Automatic Early Redemption is triggered at a Redemption Amount per Product. The investor is exposed to the fluctuations of the UBS USD Jersey Spot Rate and the credit risk of the Issuer – UBS AG, Jersey Branch.

2.	RMB-denominated non-capital preservation wealth management product with the par value at RMB2 million with a floating yield, which was issued by Agricultural Bank of China. The product can be redeemed at any time with the term of 5 years. The estimated maximum annual yield increases progressively with the investment of time, ranging from 2.15% to 3.55%. The Company measured it with the redeemed value, discounted at the yield rate. on February 25, 2013, the Company redeemed the product and received the amount of RMB2.025 million.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company places its temporary cash instruments with well-known financial institutions within China, Hong Kong and the United States and, at times, may maintain balances in US banks in excess of the $250 US FDIC Insurance limit. The Company monitors the credit ratings of the financial institutions to mitigate this risk.

(e) Restricted cash

Restricted cash represents amounts held by a bank subject to withdrawal for use restricted under court orders to hold the accounts in escrow. The restriction on cash is expected to be released when the related litigation is closed.

(f) Accounts receivable

Accounts receivable consist of amounts billed but not yet collected and unbilled receivables. Unbilled receivables relate to revenues earned and recognized, but which have not been billed by the Group in accordance with the terms of the advertising service contract. The payment terms of the Group’s service contracts with its customers vary and typically require an initial payment to be billed or paid at the commencement of the service period, progress payments to be billed during the service period, and a final payment to be billed after the completion of the service period. None of the Group’s accounts receivable bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management determines the allowance based on reviews of customer-specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

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

(i) Goodwill

Goodwill and other intangible assets are accounted for in accordance with the provisions of FASB ASC 350 “Intangibles — Goodwill and Other “. The Group accounts for business acquisitions using the acquisition method of accounting. Prior to 2009, goodwill consists of the cost of acquired businesses in excess of the fair value of the net assets acquired. Other intangible assets are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of an intent to do so.

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

(o) Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs, mainly sales commission, included in sales and marketing expenses from discontinued components amounted to $1,834, $3,852 and $3,573 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

(q) Share-based payments

The Group accounts for share-based payments to employees is in accordance with ASC Topic 718, “Compensation—Stock Compensation”. Under ASC 718, the Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. For awards with performance conditions, the compensation expense is based on the grant-date fair value of the award, the number of shares ultimately expected to vest and the vesting period.

The Company accounts for share-based payments to non-employees in accordance with ASC 505-50, “Equity-Based Payments to Non-Employees”. Under ASC 505-50, share-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. For this specific option due to share purchase agreement, the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued by the Group.

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

(t) Segment reporting

The Group has one operating segment as defined by ASC Topic 280, “Segment Reporting”. For the three years ended December 31, 2010, 2011 and 2012, the Group’s advertising service revenues generated from customers outside the PRC is less than 10% of the Group’s total consolidated revenues and the Group’s total long-lived tangible assets located outside the PRC is less than 10% of the Group’s total consolidated long-lived tangible assets. Consequently no geographic information is presented.

(u) Recently issued accounting standards

In July 2012, the FASB issued ASU 2012-02, “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite- Lived Intangible Assets for Impairment.” This ASU simplifies how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This ASU does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the guidance is effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities, the guidance is effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

Except for the ASUs above, in the year ended December 31, 2012, the FASB has issued ASU No. 2012-01 through ASU 2013-05, which is not expected to have a material impact on the consolidated financial statements upon adoption.

4. Earnings / (loss) per share

Basic earnings / (loss) per share is computed by dividing net earnings/loss available to common shareholders by the weighted average number of common shares outstanding during the three years ended December 31, 2010, 2011 and 2012. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock or conversion of notes into shares of the Company’s common stock that could increase the number of shares outstanding and lower the earnings per share of the Company’s common stock. This calculation is not done for years in which a net loss was incurred as this would be antidilutive. The information related to basic and diluted earnings per share is as follows:

	2010	2011	2012
Numerator:
Net loss from continuing operations	$(2,306)	$(3,747)	$(678)
Net profit/loss from discontinued operations	(44,333)	(9,712)	9,430

Net profit/(loss)	$(46,639)	$(13,459)	$8,752
Denominator:
Weighted average shares outstanding — Basic	20,796,789	20,994,015	22,545,989
— Diluted	20,796,789	20,994,015	22,784,302
Earnings / (loss) per share:
Basic
Continuing operations	$(0.11)	$(0.18)	$(0.03)
Discontinued operations	$(2.13)	$(0.46)	$0.42

	$(2.24)	$(0.64)	$0.39
Diluted
Continuing operations	$(0.11)	$(0.18)	$(0.03)
Discontinued operations	$(2.13)	$(0.46)	$0.41

	$(2.24)	$(0.64)	$0.38

There were a total of 650,000 options, 145,261 restricted shares and 6,713 warrants that have been included in the computation of diluted earnings per share that could potentially dilute basic earnings per share for the year ended December 31, 2012. 1,635,522 employee stock options are outstanding as of December 31, 2012, which were not included in the calculation of diluted income per share for the year ended because their effect would have been anti-dilutive.

5. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2011	2012
Prepaid concession approval fees	$—	$79
Prepaid for LCD procurement	—	51
Rental deposits and other receivables	36	143

Total prepaid expenses and other current assets	$36	$273

6. Acquisition consideration payable

During the year ended December 31, 2008 and 2010, the Group acquired the respective advertising businesses of Jincheng, Xinshichuang, Qingdao Kaixiang, Wanshuizhiyuan, Shenyang Jingli, Shanghai Botang, HK Ad-Icon, Shengshitongda, Wenzhou Rigao, Wuxi Ruizhong and Zhejiang Continental (“acquired entities”). These acquisitions were unrelated to each other.

Pursuant to a series of acquisition agreements signed with each of the acquired entities’ former equity owners, which we refer to as the “ex-owners”, in 2008 and 2010 (“original acquisition agreements”), the purchase consideration for each acquisition is contingent based on the operational results agreed and confirmed by the Group. The acquisition consideration is to be paid to each of the acquired entities’ ex-owners in a 2-year earn-out period following respective acquisition dates (“earn-out period”).

The table below summarizes the contingent consideration associated with the Company’s 2008 and 2010 acquisitions:

	Total contingent consideration and paid up to December 31, 2011 and consideration payable as of December 31, 2011
Acquired Entity	Contingent consideration	Consideration paid in cash	Consideration paid in stock	Consideration payable	Payable in cash	Payable in stock
Qingdao Kaixiang	$16,183	$7,802	$4,225	$4,156	$4,156	$—
Wanshuizhiyuan	11,093	9,890	—	1,203	—	1,203
Shenyang Jingli	18,101	16,663	—	1,438	—	1,438
Haiya	8,973	5,951	—	3,022	1,178	1,844
Shanghai Botang	35,005	34,556	—	449	—	449
HK Ad-Icon	2,410	1,547	269	594	594	—
Wenzhou Rigao	8,359	4,759	—	3,600	2,116	1,484
Wuxi Ruizhong	4,774	3,487	716	571	571	—
Zhejiang Continental	10,665	2,460	—	8,205	8,205	—

Total	$115,563	$87,115	$5,210	$23,238	$16,820	$6,418

	Total contingent consideration, paid and extinguished up to December 31, 2012 and consideration payable as of December 31, 2012
Acquired entity	Contingent consideration	Consideration paid in cash	Consideration paid in stock	Extinguishment of consideration	Consideration extinguished on disposal	consideration payable	Payable in cash	Payable in stock
Qingdao Kaixiang	$16,070	$7,748	$4,196	$—	$4,126	$—	$—	$—
Wanshuizhiyuan	11,121	9,915	—	—	1,206	—	—	—
Shenyang Jingli	18,092	16,655	—	—	1,437	—	—	—
Haiya	9,002	5,970	—	3,032	—	—	—	—
Shanghai Botang	35,091	34,641	—	—	—	450	—	450
HK Ad-icon	2,414	1,847	468	—	—	99	99	—
Wenzhou Rigao	8,380	4,770	—	—	3,610	—	—	—
Wuxi Ruizhong	4,783	3,744	—	—	1,039	—	—	—
Zhejiang Continental	10,723	2,473	1,700	—	6,550	—	—	—

Total	$115,676	$87,763	$6,364	$3,032	$17,968	$549	$99	$450

During 2011, 750,380 shares of the Company were issued to ex-owner of Qingdao Kaixiang, Wuxi Ruizhong and HK Ad-Icon to settle consideration payable in stock of $5,210. A gain of $4,340 was recognized to the income statement due to the issuance of the Company’s shares at the market price lower than the price initially agreed at acquisition.

During 2012, 158,515 shares of the Company were issued to ex-owner of HK Ad-Icon to settle consideration payable in stock of $198. A loss of $6 was recognized to the income statement due to the issuance of the Company’s shares at the market price higher than the price revised and agreed in the year.

On May 2, 2012, the Company divested 100% of the equity interests in Zhejiang Continental back to its original selling shareholders and eliminated the related acquisition contingent payable of $8,250 in exchange for the issuance of 1 million common shares of the Company. A gain of $6,550 was recognized to the income statement.

On May 8, 2012, Haiya and Ad-Icon Shanghai entered into a Supplementary Agreement on the Restated Earn-out Agreement and the Term Sheet. The ex-owners of Haiya agreed to extinguish the outstanding acquisition consideration payable at $3,032.

On November 30, 2012, the Company divested 100% of the equity interests in Wuxi Ruizhong back to its original selling shareholders and eliminated the related acquisition contingent payable of $322. The ex-owners of Wuxi Ruizhong returned 132,272 shares, which were issued in 2011 to settle the earn-out obligation of $716, to the Company.

Upon the disposal of Shenyang Jingli, Qingdao Kaixiang, and the divestment of SearchMedia International and its subsidiaries, the additional outstanding acquisition consideration payables at $6,769 were extinguished from the Company. As the earn-out obligation for Wenzhou Rigao was assumed by Ad-Icon Shanghai on deconsolidation of VIEs on December 23, 2011, this obligation of $3,610 was also extinguished because Ad-Icon Shanghai was divested as the wholly-owned subsidiary of SearchMedia International.

7. Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	As of December 31,
	2011	2012
Accrued professional fee	$880	$353
Accrued payroll	—	13

Total accrued expenses and other payables	$880	$366

8. Promissory convertible note

On February 17, 2012, the Company issued promissory notes with its existing largest shareholder and several other investors including an affiliate of the Company’s CEO to the affiliates of our directors and senior management (the “Lenders”) and received net proceeds of $3,000. The interest accrued on the outstanding principal amount at the rate of ten percent per annum. All computations of interest were made for the actual number of days occurring in the period for which such interest is payable on basis of a 365 day year. The Lenders had the right to convert the principal and any interest due into ordinary shares of the Company at a fixed conversion price per share.

On August 17, 2012, the Lenders converted the principal and accrued interests of $149 to ordinary shares at the conversion price of $1 per share and 3,148,833 shares were issued on August 27, 2012.

9. Common shares and warrants

Common shares

As of December 31, 2011 and 2012, the number of issued and outstanding common shares was 21,687,497 and 30,143,741, respectively. The change of number of common shares is as follows:

•

In January 2012 and April 2012, the Company reached settlement agreements related to its arbitration with certain predecessor shareholders related to matters from the Share Exchange Agreement signed October 30, 2009. Pursuant to the settlement agreement (i) 2,471,968 shares were repurchased by the Company at an average price per share of $0.25 and such shares were cancelled, and (ii) 2,029,700 shares were surrendered and cancelled without consideration.

•	The Company issued 56,087 shares to its former CEO, including 33,333 shares to the vesting of certain restricted shares and 22,754 shares to settle certain obligations of the Company.

•

On May 2, 2012, the Company divested 100% of the equity interests in Zhejiang Continental back to its original selling shareholders and eliminated the related acquisition contingent payable of $8,250 by issuing 1 million common shares of the Company at a price of $2.00 per share per agreement. A gain of $6,550 was recognized to the income statement.

•	On August 17, 2012, the holders of promissory convertible notes converted the principal at $3,000 and accrued interests of $149 to 3,148,833 ordinary shares at the conversion price $1 per share.

•

On August 17, 2012, the Company entered into a stock purchase agreement with certain accredited investors, pursuant to which the Company sold in a PIPE transaction an aggregate of 6,100,000 shares of the Company’s common stock, par value $0.0001 per share, at a price per share of $1.00. The Company received aggregate gross proceeds of $6,100,000.00 at its first closing dated August 17, 2012.

•	On August 29, 2012, 158,515 shares were issued to ex-owners of HK Ad-Icon to offset earn-out liabilities of $198.

•

On September 19, 2012, the Company closed on the second tranche of its stock purchase agreement with certain accredited investors, pursuant to which the Company sold in a PIPE transaction an aggregate of an additional 855,000 ordinary shares, at a price per share of $1.00.

•	With the disposal of Wuxi Ruizhong, the ex-owners of Wuxi Ruizhong returned back 132,272 shares, which were previously issued to pay off earn-out liabilities.

•

In November 2012, the Company offered its warrant holders the right to exercise one-third of their warrants at a reduced exercise price of $1.25 and a total of $2.2 million was raised from the exercise of Warrants to purchase 1,771,749 of the Company’s ordinary shares in December 2012. In addition, pursuant to the terms of the offer, at the expiration date of the Warrants on February 20, 2013, 3,543,596 Warrants held by participating holders, representing two times the number of Warrants exercised, had their expiration date extended until December 26, 2013 and the exercise price of such Warrants were reduced to $2.50. Warrants not exercised or extended expired on February 19, 2013.

Warrants

Prior to the Business Combination, SearchMedia had a total of 13,400,000 warrants outstanding. Each warrant entitled the registered holder to purchase one share of the Company’s common stock at a price of $6.00 to $8.00 per share at any time commencing on the completion of a business combination. The warrants had a four year term and were originally to expire in November 2011. The Board of Directors of the Company approved an extension of the expiration date of its publicly held warrants and insider warrants with an exercise price of $6.00 per share, and underwriter warrants with an exercise price of $7.00 per share to November 2012 and then to February 19, 2013.

Upon completion of the business reverse acquisition, which was October 30, 2009, the Company has 15,347,401 warrants outstanding, which includes 1,519,182 warrants issued to the SearchMedia International shareholders or warrant holders in the business reverse acquisition and 428,219 warrants issued to the note holder.

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

On November 15, 2012 the Company offered to exercise warrants at a reduced exercise price, which the Company provided to its holders of Public Warrants, Insider Warrants, and Underwriter Warrants. The benefit for the warrant holders was computed by using the Black-Scholes model for an approximate amount of $644. The opportunity to exercise up to one-third of a holder’s outstanding Warrants at a reduced exercise price expired at 5:00 p.m. Eastern Time on December 26, 2012. The Company raised a total of $2.2 million from proceeds received as a result of the exercise of Warrants to purchase 1,771,749 of the Company’s ordinary shares. In addition, pursuant to the terms of the offer on February 20, 2013, 3,543,498 Warrants held by participating holders, representing two times the number of Warrants exercised by such holders, had their expiration date extended until December 26, 2013 and the exercise price of such Warrants was reduced to $2.50 per share. Warrants not exercised or extended expired on February 19, 2013.

As of December 31, 2011 and 2012, there were 13,607,441 and 10,210,699 warrants for the common stock outstanding respectively.

10. Share-based payments

Share-based compensation to employees

Effective on January 1, 2008, the board of directors and shareholders of the SearchMedia International approved and adopted the 2008 Share Inventive Plan (the “Share Incentive Plan”) which provides for the granting of up to 1,796,492 share options and restricted shares to the eligible employees to subscribe for ordinary shares of SearchMedia International. The granted stock options and restricted shares were subsequently converted into SearchMedia Holdings’ stock options and restricted shares on October 30, 2009 pursuant to the Share Exchange Agreements.

In August 2010, subject to shareholder approval which was received in September of 2011, the Board approved an increase of the number of authorized shares to be awarded under the Share Incentive Plan from 1,796,492 to 3,000,000 shares which may be granted to designated employees, directors and consultants of the Company. On December 14, 2012, shareholders approved an increase in the 2008 share incentive plan to 4,500,000 shares.

(a) Share options

Details of stock options activity during the years ended December 31, 2010, 2011 and 2012 were as follows:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual term	Aggregate fair value
Balance as of January 1, 2010	423,797	3.19		1,253
Granted	770,000	5.47		1,924
Exercised	(86,673)	0.01		(345)
Forfeited	(102,263)	2.69		(316)
Balance as of December 31, 2010	1,004,861	2.13		1,253
Granted	120,000	1.74		123
Exercised	(77,387)	0.01		(307)
Forfeited	(28,141)	3.81		(78)
Balance as of December 31, 2011	1,019,333	5.32	8.0 years	1,880
Granted	1,300,000	1.37		799
Forfeited	(683,810)	4.04		(968)
Balance as of December 31, 2012	1,635,523	2.36	8.6 years	1,735
Options exercisable at December 31, 2012	387,188	5.47	6.8 years	738

The Company determined the estimated grant-date fair value of share options based on the Binomial Tree option-pricing model using the following assumptions:

	2010	2011	2012
Risk-free rate of return	2.74%-4.14%	2.35%	1.46%-2.30%
Weighted average expected option life	10 years	10 years	10 years
Expected volatility rate	64.00%	102.20%	96.90%-102.00%
Dividend yield	0%	0%	0%

The expected volatility in the table above was based on the actual volatility of the Company’s ordinary shares.

Because the Company’s share options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation model may not provide an accurate measure of the fair value of the Company’s share options. Although the fair value of share options issued to employees is determined in accordance with ASC Topic 718, “Compensation—Stock Compensation”, using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

The Company has accounted for these options issued to employees in accordance with ASC Topic 718, “Compensation—Stock Compensation”, by measuring compensation cost based on the grant-date fair value and recognizing the cost over the period during which an employee is required to provide service in exchange for the award.

During first quarter of 2010, 545,000 options, at exercise prices ranging from $6.05 to $7.4, to purchase the Company’s ordinary shares were granted to senior executives of the Company with the options vesting one-third annually over a three year period. A total of 225,000 options, at exercise price of $7.14, were also granted to Board members with vesting one year from the date of grant. The fair value of these options at grant date was $1,924.

On August 20, 2010, one of the senior executives of the Company agreed to cancel 225,000 options granted in the first quarter of 2010 and, upon cancellation, the senior executive was issued an option to purchase 225,000 shares of common stock at exercise price of $2.62, which vest one-third annually on the anniversary of the date of grant. The fair value of these options at grant date was $216.

On September 1, 2011, 120,000 options, at exercise prices at $1.74, to purchase the Company’s ordinary shares of the Company were granted to a senior executive of the Company with the options vesting half annually over a two year period. The fair value of these options at grant date was $123. The options were forfeited on the senior executive’s resignation.

On February 8, 2012, 300,000 options, at exercise price at $1.06, to purchase the Company’s ordinary shares of the Company were granted to certain senior executives of the Company with the options vesting over one year. The fair value of these options at grant date was $182.

On February 8, 2012, 50,000 options, at exercise price at $1.06, to purchase the Company’s ordinary shares of the Company were granted to a senior management of the Company with the options vesting annually over a three-year period. The fair value of these options at grant date was $35.

On February 13, 2012, 400,000 options, at exercise price at $1.1, to purchase the Company’s ordinary shares of the Company were granted to a senior executive of the Company with the options vesting annually over a three-year period. The fair value of these options at grant date was $286.

On March 21, 2012, 25,000 options, at exercise price at $1.55, to purchase the Company’s ordinary shares of the Company were granted to a senior executive of the Company with the options vested on February 24, 2013. The fair value of these options at grant date was $22.

On March 27, 2012, 100,000 options, at exercise price at $1.65, to purchase the Company’s ordinary shares of the Company were granted to a senior executive of the Company with the options vesting annually over a three-year period. The fair value of these options at grant date was $108. On March 27, 2012, the same senior executive cancelled 250,000 options, at exercise price at $6.09, to purchase the Company’s ordinary shares of the Company, which were granted on February 1, 2010.

On May 23, 2012, 150,000 options, at exercise price at $1.69, to purchase the Company’s ordinary shares of the Company were granted to a senior executive of the Company with the options vesting annually over a three-year period. The fair value of these options at grant date was $165. The options have been forfeited on his resignation.

On October 17, 2012, 150,000 options, at exercise price at $1.57, to purchase the Company’s ordinary shares of the Company were granted to a senior executive of the Company with the options vesting annually over a three-year period. The fair value of these options at grant date was $150.

On November 15, 2012, 125,000 options, at exercise price at $1.05, to purchase the Company’s ordinary shares of the Company were granted to a senior executive of the Company with the options vesting annually over a three-year period. The fair value of these options at grant date was $83. The options have been forfeited on the senior executive’s resignation.

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

The amount of compensation cost recognized for these share options was $473 for the year ended December 31, 2012, of which $116 and $357 was allocated to sales and marketing expenses and general and administrative expenses, respectively. As of December 31, 2012, unrecognized share-based compensation cost in respect of granted share options amounted to $359.

(b) Restricted share

Details of restricted share activity during the years ended December 31, 2010, 2011 and 2012 were as follows:

	Number of restricted share Granted	Grant-date fair value	Weighted average remaining contractual term
Balance as of January 1, 2010	463,779
Granted	100,000	605
Exercised	(5,910)
Forfeitures	(204,604)
Balance as of December 31, 2010	353,265
Granted	—	—
Exercised	(1,069)
Forfeitures	(4,334)
Balance as of December 31, 2011	347,862		7.6 years
Granted	181,087	224
Exercised	(56,087)
Forfeitures	(327,601)
Balance as of December 31, 2012	145,261	200	9.45 years
Units vested as of December 31, 2012	16,209	55	6.8 years

The Group recognized compensation cost (included in general and administrative expenses in the consolidated statements of operations) for these restricted share units of $719, $232 and $187 for the years ended December 31, 2010, 2011 and 2012, respectively. The fair value of the restricted share was estimated using the Binomial Tree option-pricing model. The assumptions used in estimating the fair value of the restricted share are the same as those related to valuation of share options.

As of December 31, 2012, unrecognized share-based compensation cost in respect of granted restricted share amounted to $0.

Share-based payment to nonemployees

On December 31, 2012, Tiger Media Inc. transferred 100% equity of SearchMedia International Limited to a third party by granting an option to acquire 650,000 shares of Tiger Media at $1.25 per share with the valid term of 5 years, which can be exercised immediately. Our accounts for the share-based payment transactions with nonemployees are at the fair value of the equity instruments issued in accordance with ASC Topic 505, “Equity – Equity-Based Payments to Non-Employees”.

We determined the estimated grant-date fair value of share options based on the Binomial Tree option-pricing model using the assumptions – risk-free rate of return of 0.70%, option life of 5 years, expected volatility rate of 97.50% and dividend yield of 0%. The fair value of the share-based payment to nonemployees amounts to $421.

11. Statutory reserve

The Group’s PRC consolidated subsidiaries are required under PRC laws to transfer at least 10% of their after tax profits as reported in their PRC statutory financial statements to a statutory surplus reserve. These entities are permitted to discontinue allocations to this reserve if the balance of such reserve has reached 50% of their respective registered capital. The transfer to this reserve must be made before distribution of dividends to equity shareholders. The statutory reserve is not available for distribution to the owners (except in liquidation) and may not be transferred in the form of loans, advances or cash dividends. For the years ended December 31, 2011 and 2012, the Group’s PRC consolidated subsidiaries made appropriations to the statutory reserve funds of $0 and $0, respectively. The accumulated balance of the statutory reserve funds maintained at these PRC consolidated subsidiaries as of December 31, 2011 and 2012 was $162 and $162, respectively, which have been eliminated on consolidation.

12. Income taxes

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

For the years ended December 31, 2010, 2011 and 2012, substantially all of the Group’s income before income taxes was derived from the PRC discontinued operations. Income tax expenses for continuing operation is nil for all the years ended December 2010, 2011 and 2012.

Continuing operations:	2010	2011	2012
Profit/(loss) before tax	$(2,306)	$(3,747)	$(678)
Applicable tax rate	0%	0%	25%

Computed expected tax expense	—	—	(170)
Effect on non-PRC entities not subject to income tax	—	—	167
Valuation allowance	—	—	3

Actual income tax expense	$—	$—	$—

For the year ended December 31, 2010, 2011 and 2012, the Group did not have unrecognized tax benefits, and it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. No interest and penalties related to unrecognized tax benefits were accrued at the date of initial adoption of FIN 48 and as of December 31, 2011 and 2012.

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

13. Related party transactions and balances

(a) Related party transactions

The discontinued components entered into certain transactions with its related parties. Management believes that these related party transactions were conducted at normal commercial terms. For the periods presented, material related party transactions are summarized as follows for the years ended December 31, 2010, 2011 and 2012:

Discontinued operations:		Years Ended December 31,
	Note	2010	2011	2012
Revenue from provision of advertising services	(i)	$55	$45	$32
Expenses for leases of advertising space	(ii)	$643	$—	$—

Notes:

(i)	Represents amounts received / receivable from affiliated entities of senior management personnel of the Company, for provision of advertising services to these entities. The transactions are conducted on terms comparable to the terms of similar transactions with third parties.
(ii)	Represents amounts paid / payable to affiliated entities of senior management personnel of the Company, for leases of advertising spaces from these entities. The transactions are conducted on terms comparable to the terms of similar transactions with third parties.

(b) Amounts due to related parties

Continuing operations:		As of December 31,
	Note	2011	2012
Board member fee	(i)	$—	$110
Operating expenses paid on behalf of the Group	(ii)	174	—

		$174	$110

Notes:

(i)	Represents board member fees due to certain board members of the Company.
(ii)	Represents operating expenses paid by certain senior management personnel of the Company. The amounts are interest free, unsecured and have no fixed terms of repayment.

14. Employee benefit plans

Employees of the Company and its subsidiaries located in Hong Kong are covered by the Mandatory Provident Fund Scheme (“MPF Scheme”) established on December 1, 2000 under the Mandatory Provident Fund Scheme Ordinance of Hong Kong. The calculation of contributions for these eligible employees is based on 5% of the applicable payroll costs, and contributions are matched by the employees. The amounts paid by the Company to the MPF Scheme were $6, $6 and $6; for the years ended December 31, 2010, 2011 and 2012, respectively.

Employees of the Company and its subsidiaries located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The contributed amounts are determined based on 22% of the applicable payroll costs. The amounts paid by the Company to these defined contribution schemes were $194, $196 and $119 for years ended December 31, 2010, 2011 and 2012, respectively.

In addition, the Company is required by law to contribute to medical insurance benefits, housing funds, unemployment, and other statutory benefits ranging from 1% to 10% of applicable salaries. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for medical insurance benefits were $106, $106 and $65 for the years ended December 31, 2010, 2011 and 2012, respectively. The amounts contributed for housing funds was $62, $62 and $38 for the years ended December 31, 2010, 2011 and 2012, respectively. The amounts contributed for other benefits were $26, $27 and $16 for the years ended December 31, 2010, 2011 and 2012, respectively.

15. Commitments and contingencies

(a) Operating lease commitments

As of December 31, 2012, future minimum rental payments under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

Year
2013	$266
2014	232
2015	198
2016	—
2017	—

$696

(b) Capital commitment

The Group has no material capital commitment as of December 31, 2012.

(c) Contingency

No provision was made for operational claims in continuing operations as of December 31, 2011 and 2012.

16. Subsequent events

The Company evaluated all events and transactions after December 31, 2012 through the date these financial statements were issued and there were no material subsequent events.