Form 20-F/A
period 2012-12-31
Tiger Media, Inc.
filed 2013-05-14
CIK 1460329

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

Commission file number: 333-158336

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

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends the annual report on Form 20-F of Tiger Media, Inc. for the fiscal year ended December 31, 2012, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on April 19, 2013 (the “Original Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Original Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. The Interactive Data File disclosure attached as Exhibit 101 to the Form 20-F/A is the first Detailed Tagging Interactive Data File that Tiger Media, Inc. is required to submit under Rule 405 of Regulation S-T.

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

Item 18 Financial Statements

The consolidated financial statements of Tiger Media, Inc. and its subsidiaries are included at the end of this annual report.

Item 19 Exhibits

Exhibit Number	Description of Exhibits

1.1	Memorandum and Articles of Association of SearchMedia Holdings Limited upon completion of redomestication. (incorporated by reference to Exhibit 3.3 of the Registrant’s current report on Form 8-K dated November 5, 2009 (File No. 333-158336)).

1.2	Certificate of Incorporation of Change of Name to Tiger Media, Inc. dated December 14, 2012 **

1.3	Secretary’s Certificate regarding Amendments to Articles of Association dated December 14, 2012 **

2.1	Form of Warrant of Tiger Media, Inc. (incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.1	Tiger Media, Inc. (fka SearchMedia Holdings Limited) Amended and Restated 2008 Share Incentive Plan (incorporated by reference to Exhibit 10.13 of the Registrant’s current report on Form 8-K dated November 5, 2009 (File No. 333-158336)).+

4.2	Executive Employment Agreement between SearchMedia Holdings Limited and Peter Tan, effective February 13, 2012 (incorporated by reference to Exhibit 4.21 of the Registrant’s Annual Report on Form 20-F dated May 15, 2012) (File No. 333-158336))+

4.3	Amendment to Tiger Media, Inc. Amended and Restated 2008 Share Incentive Plan effective September 13, 2011 **+

4.4	Amendment to Tiger Media, Inc. Amended and Restated 2008 Share Incentive Plan effective December 14, 2012 **+

4.5	Form of Stock Purchase Agreement dated August 17, 2012 **

4.6	Form of Stock Purchase Agreement dated September 19, 2012 **

4.7	Share Purchase Agreement between Tiger Media, Inc and Partner Venture Holdings Limited dated December 31, 2012**

4.8	Tiger Media, Inc. Form of Stock Option Agreement for Employees**+

4.9	Tiger Media, Inc. Form of Stock Option Agreement for Non-Employees**+

8.1	Subsidiaries of Tiger Media, Inc. **

12.1	Certification of Chief Executive Officer filed pursuant to 17 CFR 240.13a-14(a)**

12.2	Certification of Chief Financial Officer filed pursuant to 17 CFR 240.13a-14(a)**

13.1	Certification of Chief Executive Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350***

13.2	Certification of Chief Financial Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350***

23.1	Consent of Marcum Bernstein & Pinchuk LLP**

101.INS	XBRL Instance Document+++

101.SCH	XBRL Taxonomy Schema+++

101.CAL	XBRL Taxonomy Calculation Linkbase+++

101.DEF	XBRL Taxonomy Definition Linkbase+++

101.LAB	XBRL Taxonomy Label Linkbase+++

101.PRE	XBRL Taxonomy Presentation Linkbase+++

+	Management contract or compensatory plan or arrangement

**	Previously Filed

***	Previously Furnished

+++	As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

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

Date: May 14, 2013