Form 20-F
period 2013-12-31
Tiger Media, Inc.
filed 2014-03-31
CIK 1460329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

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

Room 450, Shanghai Centre, East Office Tower,

1376 Nanjing Road West, Shanghai, China, 200040

(Address of principal executive offices)

Peter W. H. Tan

Interim Chief Financial Officer

Room 450, Shanghai Centre, East Office Tower,

1376 Nanjing Road West, Shanghai, China, 200040

Tel: +86-21-6289-8089

Fax: +86-21-6289-8191

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

35,600,736 Ordinary Shares

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

This Annual Report on Form 20-F contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”), Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), about our expectations, beliefs, or intentions regarding our business, financial condition, results of operations, strategies, or prospects. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends, or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those contained in Part I, “Item 3 Key Information — D. Risk Factors” of this Annual Report on Form 20-F. We do not undertake any obligation to update forward-looking statements, except as required by law. We intend that all forward-looking statements be subject to the safe harbor provisions of PSLRA. These forward-looking statements are only predictions and reflect our views as of the date they are made with respect to future events and financial performance. The risks, uncertainties and other factors that our stockholders and prospective investors should consider include the following:

•	We have a history of significant operating losses and our future revenue and operating profitability are uncertain.

•	Our operating results are difficult to predict and may fluctuate from period to period.

•	We have identified material weaknesses in our internal control over financial reporting and we may be unable to maintain appropriate controls in future periods. If the material weaknesses are not remediated, then they could result in material misstatements to the financial statements.

•	Deterioration of economic conditions and a resulting decrease in demand for advertising services would materially and adversely affect our financial condition and results of operations and limit our growth prospects.

•	A business strategy of making acquisitions subjects us to all of the risks inherent in identifying, acquiring and operating newly acquired businesses.

•	We face significant competition for advertising spending from operators of new and traditional advertising networks. If we cannot successfully compete, our results of operations would be materially and adversely affected.

•	If we are unable to attract advertisers to advertise on our networks, we will be unable to maintain or increase our advertising fees and the demand for time on our networks, which could negatively affect our ability to grow revenues.

•	We rely on a small number of suppliers for our iScreen Outdoor LCD network equipment.

•	If we fail to develop and maintain relationships with site owners, managers and sublessors that provide us access to desirable locations and network platforms, our growth potential and our business could be harmed.

•	Failures to obtain site owners’ consents or objections from site owners to the installations of our media products could lead to termination of our contracts or installations, which would harm our results of operations.

•	Our business depends substantially on the continuing efforts of our executive officers, senior management, and other key employees, and our business may be severely disrupted if we lose their services.

•	If we are unable to adapt to changing advertising trends of advertisers and consumers, we will not be able to compete effectively and we will be unable to increase or maintain our revenues, which may materially and adversely affect our business prospects and revenues.

•	Our growth could suffer if we fail to expand our media networks to include new media offerings, media platforms or enter into new markets.

•	If site managers or owners shut down our displays for site maintenance or other reasons, our business could be adversely affected.

•	Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

•	We rely on the proper operation and maintenance of our computer system. Any malfunction, capacity constraint, unauthorized illegal hacking or usage, or operation interruption for any extended period may have an adverse impact on our business.

•	If the custodians or authorized users of our controlling non-tangible assets, including corporate chops and seals fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

•	We have no business liability, disruption or litigation insurance, and we could incur substantial costs if our business is disrupted due to natural disasters, litigation or other business interruptions.

•	We were subject to a regulatory and government inquiry in the United States.

•	Adverse changes in economic and political policies of the People’s Republic of China (“PRC”) government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

•	If advertising registration certificates are not obtained for advertisements on our iScreen Outdoor LCD or outdoor billboard networks, we may be subject to fines.

•	Our iScreen Outdoor LCD, outdoor billboards, light boxes and neon signs are subject to municipal zoning requirements, governmental approvals and administrative controls. If we are required to tear down our iScreen Outdoor LCD, billboards, light boxes or neon signs as a result of these requirements, approvals or controls, our operations could be materially and adversely affected.

•	If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•	We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content and services we provide through our network.

•	Governmental control of currency conversion may materially and adversely affect the value of your investment. Substantial limitations may be imposed on the removal of funds from the PRC to the Company, or the infusion of funds by us to our subsidiaries and affiliates located in the PRC.

•	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may prevent us from making loans or capital contributions to our PRC operating subsidiaries.

•	Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

•	We are a Cayman Islands company and, because the rights of shareholders under Cayman Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

•	Judgments obtained against us by our shareholders may not be enforceable.

•	As a foreign private issuer, we will be exempt from certain SEC requirements that provide stockholders with protections and information that must be made available to stockholders of U.S. public companies.

•	Voting control by executive officers, directors and other affiliates of the Company may limit your ability to influence the outcome of director elections and other matters requiring shareholder approval.

•	The NYSE MKT may delist our securities from quotation on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

•	There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the Business Combination, which could result in significantly greater U.S. federal income tax liability to us.

•	There is a risk that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of ordinary shares of Tiger Media.

•	If you acquire (directly, indirectly, or constructively) 10% or more of our shares, you may be subject to taxation under the “controlled foreign corporation,” or CFC rules.

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

Item 2 Offer Statistics and Expected Timetable

Not applicable.

Item 3 Key Information

A. Selected Financial Data

The Selected Consolidated Statements of Operations data for our Company for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 and the selected consolidated balance sheet data for our Company as of December 31, 2012 and 2013 have been derived from our audited financial statements included elsewhere in this annual report or in our prior Filings with the Securities and Exchange Commission (the “SEC”).

During the year ended December 31, 2012, we disposed of some of our subsidiaries. We completed the disposal of Zhejiang Continental Advertising Co., Ltd. (“Zhejiang Continental”) on May 2, 2012, Shenyang Jingli Advertising Co., Ltd. (“Shenyang Jingli”) on May 14, 2012, Qingdao Kaixiang Advertising Co., Ltd. (“Qingdao Kaixiang”) on August 31, 2012 and Wuxi Ruizhong Advertising Co., Ltd. (“Wuxi Ruizhong”) on November 30, 2012. Also, we divested SearchMedia International and its subsidiaries on December 31, 2012. As a result of our disposal and divesture, the results and accounts of these subsidiaries are shown as discontinued operations in our financial statements for the years presented below. Since January 1, 2013, continuing operations consist of our new iScreen Outdoor LCDs, media placement and agency, executive and general corporate operations.

We report operating results in one financial reporting segment as defined by ASC Topic 280, “Segment Reporting”.

You should read the selected consolidated financial data in conjunction with those financial statements and the accompanying notes included in the Form 20-F and “Item 5. Operating and Financial Review and Prospects.”

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. All selected consolidated financial data have been reclassified as if the disposal of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong and the divestiture of SearchMedia International occurred in 2012 had occurred as of January 1, 2009. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Years Ended December 31,
	2009	2010	2011	2012	2013
	(Amounts in thousands, except share data)
Selected consolidated statement of operations data
Net revenues	$—	$—	$—	$—	$2,875
Cost of revenues	—	—	—	—	(1,765)

Gross profit	—	—	—	—	1,110
Operating expenses:
Gain from extinguishment of acquisition consideration payable	—	—	—	3,032	99
Sales and marketing	—	(291)	(123)	(123)	(788)
General and administrative	(73)	(2,435)	(3,880)	(3,448)	(4,397)

Loss from operations	(73)	(2,726)	(4,003)	(539)	(3,976)

Other income/(expense):
Interest income	—	7	—	10	12
Interest expense	—	—	—	(149)	—
Other income/(expense), net	—	413	256	—	(4)

Total other income/(expense)	—	420	256	(139)	8

Loss from continuing operations before income taxes	(73)	(2,306)	(3,747)	(678)	(3,968)
Income taxes benefit	—	—	—	—	33

Loss from continuing operations	$(73)	$(2,306)	$(3,747)	$(678)	$(3,935)

Discontinued operations
Loss from discontinued operations, net of tax	(22,576)	(44,333)	(9,712)	(6,723)	—
Gain on disposal of subsidiaries, net of tax	—	—	—	16,153	—

Gain/(loss) on discontinued operations	(22,576)	(44,333)	(9,712)	9,430	—

Net profit/(loss)	(22,649)	(46,639)	(13,459)	8,752	(3,935)

Earnings per share
Basic
Continuing operations	$(0.01)	$(0.11)	$(0.18)	$(0.03)	$(0.13)
Discontinued operations	$(4.43)	$(2.13)	$(0.46)	$0.42	$—

	$(4.44)	$(2.24)	$(0.64)	$0.39	$(0.13)

Diluted
Continuing operations	$(0.01)	$(0.11)	$(0.18)	$(0.03)	$(0.13)
Discontinued operations	$(4.43)	$(2.13)	$(0.46)	$0.41	$—

	$(4.44)	$(2.24)	$(0.64)	$0.38	$(0.13)

Dividend declared per share
Weighted average number of shares outstanding:
- Basic	5,100,465	20,796,789	20,994,015	22,545,989	31,362,848
- Diluted	5,100,465	20,796,789	20,994,015	22,784,302	31,362,848

	As of December 31,
	2012	2013
	(In thousands)
Selected consolidated balance sheet data
Cash and cash equivalents	$7,209	$5,605
Accounts receivable, net	—	1,563
Amounts due from related parties	—	40
Prepaid expenses and other current assets	273	799
Deferred tax assets	—	37
Property, plant and equipment, net	62	1,584
Long-term deferred expenses	—	917
Intangible assets	—	2,001

Total assets	7,544	12,546
Accounts payable	46	1,196
Accrued expenses and other payables	366	235
Acquisition consideration payable	549	464
Amount due to related parties	110	73
Deferred revenue	—	9
Income tax payable	—	4

Total liabilities	1,071	1,981

Net assets	6,473	10,565

Total equity	$6,473	$10,565

Currency Translations and Exchange Rates

Our operating businesses are currently conducted in China and Hong Kong and substantially all of our revenues from continuing operations and expenses are denominated in Renminbi and Hong Kong dollar. For January 1, 2009 and all later dates and periods, the exchange rate of U.S. dollar to Renminbi refers to the central parity rate as set forth by the People’s Bank of China and the exchange rate of U.S. dollar to Hong Kong dollar refers to Statistics of Hong Kong dollar exchange rates against foreign currencies compiled based on the average closing middle market telegraphic transfer rates supplied by the Hang Seng Bank Limited. For your convenience, this annual report contains translations of Renminbi at $1.00 to RMB6.0969 and of Hong Kong dollar at $1.00 to HKD7.7535, which were the prevailing rates on December 31, 2013. We make no representation that any Renminbi, Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, Renminbi or Hong Kong dollars, as the case may be at the particular rate. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The symbol “$” in this Form 20-F represents U.S. dollars.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Related to Our Business and Operations

We have a history of significant operating losses and our future revenue and operating profitability are uncertain.

We are not profitable and have incurred significant losses on businesses in each of the last four years and may continue to incur operating losses for the foreseeable future. We will need to increase revenue in order to generate sustainable operating profit. Given our history of operating losses, we cannot be certain that we will be able to achieve operating profitability on an annual basis. Our failure to achieve profitability could adversely affect the trading prices of our securities and our ability to raise additional capital. Furthermore, we have divested of our historical operations as of December 31, 2012 and expanded our LCD platform for which we have recorded revenue of $2.4 million (net of VAT and other related surcharges) during the year ended December 31, 2013.

Our operating results are difficult to predict and may fluctuate from period to period.

Our operating results are difficult to predict and may fluctuate from period to period. Factors that are likely to cause our operating results to fluctuate include:

•	our ability to expand our operations into the outdoor LCD advertising market;

•	our ability to maintain and increase sales to existing advertising clients, attract new advertising clients and satisfy our clients’ demands;

•	the frequency of our clients’ advertisements on our network;

•	remaining competitive with the pricing and discount strategies of our competitors;

•	effects of strategic alliances, potential acquisitions and other business combinations, and our ability to successfully and timely integrate alliances or acquired businesses into our business;

•	changes in government regulations in relation to the advertising industry;

•	lower advertising spending immediately following a major holiday season in China; and

•	economic and geopolitical conditions in China and elsewhere.

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

We have identified material weaknesses in our internal control over financial reporting and we may be unable to maintain appropriate controls in future periods. If the material weaknesses are not remediated, then they could result in material misstatements to the financial statements.

We have identified material weaknesses in our internal control over financial reporting and, as a result of such weaknesses, our management, with the participation of our principal executive officer and principal financial officer, concluded that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2013. These material weaknesses were identified in connection with our assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, and were determined not to have been remediated as of December 31, 2013. Until remediated, these material weaknesses could result in material misstatements to our annual consolidated financial statements and disclosures that may not be prevented or detected on a timely basis.

Deterioration of economic conditions and a resulting decrease in demand for advertising services would materially and adversely affect our financial condition and results of operations and limit our growth prospects.

Demand for our advertising services, and the resulting advertising spending by our clients on our network, is affected significantly by prevailing economic conditions. The current economic conditions in global markets have impacted, and are expected to further impact, materially and adversely, the advertising spending of our existing and potential multinational clients and, as the crisis spreads to China, the advertising spending of our existing and potential domestic clients. With a severe decline in economic conditions, clients who would normally spend on a broad range of traditional and new media may curtail their overall spending or concentrate their advertising spending on one medium. A decrease in demand for advertising media in general and for our advertising media or advertising networks in particular would materially and adversely affect our financial condition and results of operations and limit our growth prospects. In addition, our clients who are adversely affected by the deteriorating economic conditions may delay paying the advertising fees to us, which would adversely affect our liquidity and results of operations.

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

Our growth strategy includes acquiring new businesses to complement and expand our existing operations. In the future, we may make acquisitions of, or investments in, businesses that we believe could complement or expand our current business or offer growth opportunities. We may experience difficulties in identifying potential acquisition candidates that complement our current business at appropriate prices, or at all. Many of our competitors may also compete with us for acquisition candidates, which can increase the price of acquisitions and reduce the number of available acquisition candidates. Therefore, we cannot assure you that our acquisition strategy will be successful and we may expend significant management time and resources in analyzing and negotiating acquisitions or investments that are not consummated. Furthermore, the ongoing process of integrating acquired businesses is distracting, time consuming, expensive, and requires continuous optimization and allocation of resources. Additionally, if we use stock as consideration, this would have a dilutive effect on existing stockholders. If we use cash, this would reduce our liquidity and impact our financial flexibility. We may seek debt financing for particular acquisitions, which may not be available on commercially reasonable terms, or at all. We face all the risks associated with a business acquisition strategy, including:

•	the potential disruption of our existing businesses, including the diversion of management attention and the redeployment of resources;

•	entering new markets or industries in which we have limited prior experience;

•	failure to identify in due diligence key issues specific to the businesses we seek to acquire or the industries or other environments in which they operate, or, failure to protect against contingent liabilities arising from those issues;

•	unforeseen or hidden or fraudulent liabilities;

•	difficulties in integrating, aligning and coordinating organizations which will likely be geographically separated and may involve diverse business operations and corporate cultures;

•	difficulties in integrating and retaining key management, sales, research and development, production and other personnel;

•	potential loss of key employees, clients or distribution partners of the acquired businesses;

•	difficulties in incorporating the acquired business into our organization;

•	the potential loss of customers, distributors or suppliers;

•	adverse effects on our existing business relationships with our advertisers;

•	difficulties in integrating or expanding information technology systems and other business processes to accommodate the acquired businesses;

•	risks associated with integrating financial reporting and internal control systems;

•	the potential for future impairments of goodwill if the acquired business does not perform as expected;

•	the inability to obtain necessary government approvals for the acquisition, if any; and

•	successfully operating the acquired business.

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

Our success depends on the continuing and increased interest of advertising clients and agencies in, iScreen Outdoor LCD screens, outdoor billboard, and furniture display as components of their advertising strategies. Advertisers may elect not to use our services if they believe that the viewing public is not receptive to advertising platforms we offer or that these platforms do not provide sufficient value as effective advertising mediums. If we cannot successfully compete for advertising spending against traditional, Internet and other types of out-of-home advertising, we will be unable to generate sufficient revenues and cash flows to operate our business, and our results of operations could be materially and adversely affected.

For our iScreen Outdoor LCD advertising platform, our offer of a network of large-sized outdoor LCD screens is unique and, at this time, does not have a direct competitor. Our competitors can offer only a few screens in scattered locations. We also compete against other seasoned operators and new digital media platforms. For billboard advertising spending, we face competition from different companies across different platforms and in different cities where we do not have media resources. For our billboard advertising platform, we compete against mostly local or regional outdoor billboard owners and operators, as the outdoor billboard market in China is largely fragmented. We compete for advertising spending on these platforms generally on the basis of network coverage, service quality and brand name. If we cannot compete successfully for advertising spending on these platforms, our market share and our results of operations would suffer. We have limiting to no competition for the furniture display business since we have a contractual agreement signed with Home Inns.

If we are unable to attract advertisers for our networks, we will be unable to maintain or increase our advertising fees and the demand for time on our networks, which could negatively affect our ability to grow revenues.

The amounts of fees we can charge advertisers for time slots on our iScreen Outdoor LCD advertising network and traditional billboard network depend on the size and quality of these networks and the demand by advertisers for advertising time on these networks. Advertisers choose to advertise on these networks in part based on the size of the networks and the desirability of the locations where we have placed and represented. If we fail to maintain or increase the number of locations, displays and billboards in our networks, diversify advertising channels in our networks, or solidify our brand name and reputation as a quality provider of advertising services, advertisers may be unwilling to purchase time on our networks or to pay the levels of advertising fees we require to remain profitable.

Our failure to attract advertisers to purchase time slots on our networks will reduce demand for time slots we are able to sell, which could necessitate lowering the fees we charge for advertising time on our network and could negatively affect our ability to increase revenues in the future.

We rely on a small number of suppliers for our iScreen Outdoor LCD network equipment.

We rely on a small number of suppliers for certain components of the equipment used in our iScreen Outdoor LCD network. The majority of our LCD display equipment, along with the installation into shopping malls and business centers, in terms or dollars spent, was purchased from a limited number of suppliers. If, as a result of a change in our relationship with our suppliers, for any reason, we can no longer obtain LCD display equipment in the same quantities, or at all, or on favorable terms, we will need to find other suppliers for our LCD display equipment. Such alternative suppliers may not be able to provide equipment of the same or comparable quality as our existing suppliers, may not be as reliable or responsive to our purchase orders and requests, or may otherwise not provide the same level of service as our existing suppliers. As a result, if we are no longer able to source equipment from our current suppliers, our maintenance, enhancement and expansion of our business may be adversely affected.

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

Applicable laws and regulations require that we obtain the consent of the owners of the properties on which we install our media products. While we generally take all reasonable efforts to execute display agreements with site owners or owner committees before installing our media products, when we cannot locate all site owners or an owner committee has not been established, we execute display agreements with site managers. Where we do not have site-owners’ consents, these owners may seek to terminate our agreements or seek the removal of our installations, which would have a material adverse effect on our business prospects and revenues.

Our business depends substantially on the continuing efforts of our executive officers, senior management and other key employees, and our business may be severely disrupted if we lose their services.

Our future success depends heavily on the continued services of our executive officers, especially our CEO, Peter W. H. Tan, senior management and other key employees, their industry expertise, their experience in business operations, sales and marketing, and their working relationships with our advertising clients as well as the site owners, property developers, property management companies, and relevant government authorities that affect the site contracts with us.

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

The competitive market for out-of-home advertising requires us to continuously identify new advertising trends of advertisers and consumers. In response to these new advertising trends, we may need to quickly develop and adopt new formats, features and enhancements for our advertising network and/or cost-effectively expand into additional advertising media and platforms beyond, billboards, shopping mall outdoor LCDs and furniture display advertising. We may be required to incur, but may not have the financial resources necessary to fund, development and acquisition costs in order to keep pace with new advertising trends. If we fail to identify or respond adequately to these changing advertising trends, demand for our advertising network and services may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.

Our growth could suffer if we fail to expand our media networks to include new media offerings, media platforms or enter into new markets.

Currently, our network primarily consists of iScreen Outdoor LCD screens, outdoor billboards and street furniture. Our growth strategy includes broadening our service offerings and possibly entering into new advertising markets. It is difficult to predict whether consumers and advertising clients will accept our entry into new media markets or accept the new media products or platforms we may offer. It is also difficult to predict whether we will be able to generate sufficient revenues to offset the costs of entering into these new markets or introducing these new products or new media platforms. We may also have limited or no prior experience working with these new products, platforms or markets. If we fail to expand our media network to include new media products, platforms or markets, our growth could suffer as a result.

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

We rely on the proper operation and maintenance of our computer system. Any malfunction, capacity constraint, unauthorized illegal hacking or usage, or operation interruption for any extended period may have an adverse impact on our business.

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

Our iScreen Outdoor LCD screens, billboards and street furniture may be insured for third-party liability and commercial general property insurance, but insurance companies in China offer limited business insurance products and do not, to our knowledge, offer property insurance against accidental occurrences or disruptive actions. As a result, we are particularly susceptible to damages caused by accidental occurrences or disruptive actions, and any material accidental occurrences or disruptive actions may result in our incurring substantial costs and the diversion of resources.

We were subject to a regulatory and government inquiry in the United States.

In November, 2010, we were notified that the U.S. Securities and Exchange Commission, Los Angeles Regional Office, was conducting a formal investigation regarding the issues that were the subject of our restatement of financial results announced on August 20, 2010. We cooperated fully with the SEC during this investigation process. In May 2013, we were notified by the SEC that the SEC had completed its investigation and that the SEC recommended no enforcement actions against the Company, and therefore ending the SEC’s investigation.

Litigation and regulatory actions or proceedings can be time consuming and expensive, and divert management time and attention from our business. We cannot provide any assurance that any future inquiry or litigation that may arise will not have a material adverse effect on our business, results of operations, or financial condition.

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

If advertising registration certificates are not obtained for advertisements on our iScreen Outdoor LCD or outdoor billboard networks, we may be subject to fines.

On May 22, 2006, the State Administration for Industry and Commerce, or SAIC amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the new outdoor advertisement provisions, advertisements placed on posters, digital displays, light boxes, neon lights via outdoor premises, space, or facilities, are treated as outdoor advertisements and must be registered in accordance with the local SAIC by “advertising distributors” and advertising registration certificates must be obtained. After review and examination, if an application complies with the requirements, the local SAIC will issue an Outdoor Advertising Registration Certificate for such advertisement. The content, format, specifications, periods and locations of dissemination of the outdoor advertisement must be submitted for filing with the local SAIC.

We require advertisers to apply for and obtain the registration certificates for their advertisements. If an advertiser displays an advertisement without the requisite registration, the relevant local SAICs may require us to disgorge advertising revenues and may impose fines up to RMB30,000 (approximately USD4,921) on us.

Our iScreen Outdoor LCD screens, outdoor billboards, light boxes and neon signs are subject to municipal zoning requirements, governmental approvals and administrative controls. If we are required to tear down our iScreen Outdoor LCD screens, billboards, light boxes or neon signs as a result of these requirements, approvals or controls, our operations could be materially and adversely affected.

Our iScreen Outdoor LCD screens, billboards, light boxes and neon signs are subject to local regulations which may impose detailed requirements regarding municipal zoning requirements and governmental approvals. Each outdoor placement and installation may require a license with specific terms of use. If we, or our lessors or sublessors, violate the terms of the license for the relevant placement and installation for a LCD screen, billboard, light box or neon sign, we could be required to tear it down. We may also be required to tear it down as result of changes of municipal zoning requirements or actions taken by local authorities for city beautification, clean-up or other purposes. If we lose a significant number of iScreen Outdoor LCD screens, billboards, light boxes and/or neon signs as a result, our business operations would be materially and adversely impacted. Moreover, if we are unable to perform our advertising contracts as a result of these losses, we may incur remedial costs and our relationships with our advertising clients and financial results could be harmed as a result.

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

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after a violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content and services we provide through our network.

As an operator of an advertising medium, we are obligated under PRC law to monitor the advertising content displayed on our network for compliance with applicable law. Although the advertisements displayed on our network may have been previously displayed over public media, we may be required to separately and independently vet these advertisements for content compliance before displaying them on our networks. In addition, for advertising content related to certain types of products and services, such as alcohol, cosmetics, pharmaceuticals, estates and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filings with the local authorities. Any failure to strictly abide by applicable requirements regarding content, pre-approval, or proper filings could result in fines up to RMB30,000 (approximately USD4,921), confiscation of advertising earnings, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information.

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

On August 29, 2008, SAFE, promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. When applying for the conversion of foreign exchange in “capital account”, such as foreign exchange received from capital contribution or loans, into RMB, the company is required, except for small amount conversions not exceeding US$50,000 for daily expenses, to submit to the bank the relevant documents supporting such conversion, such as the business contracts, related RMB payment notice, and documents evidencing the use of funds previously converted from foreign exchange in its capital account. Further, SAFE Circular 142 requires that RMB converted from the foreign currency denominated registered capital of a foreign-invested company may only be used for purposes within the company’s business scope approved and registered with the local SAIC authority, and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of RMB funds converted from the foreign currency denominated registered capital of a foreign-invested company. The use of such RMB may not be changed without approval from SAFE, and may not in any case be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of SAFE Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. As a result, SAFE Circular 142 may significantly limit our ability to effectively convert any US dollar infusion of funds from our off-shore company into RMB to be used by our subsidiaries located in the PRC.

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

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. As a result of this policy change, Chinese RMB appreciated approximately 1.0%, 3.1%, 5.1%, 0.2% and 3% against the U.S. dollar in 2009, 2010, 2011, 2012 and 2013, respectively. It is possible that the Chinese government will adopt a more flexible currency policy, which could result in more significant fluctuations of Chinese RMB against the U.S. dollar.

Substantially all of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi. Thus, a resumption of the appreciation of the Renminbi against the U.S. dollar would, for instance, further increase our costs in U.S. dollar terms. In addition, as we may rely on dividends and other distributions paid to us by our subsidiaries in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition. In addition, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Any fluctuation of the exchange rate between the Renminbi and the U.S. dollar could also result in foreign current translation losses for financial reporting purposes.

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

The executive officers, directors and other affiliates of the Company beneficially own approximately 44.4% of our voting shares as of March 24, 2014. These shareholders can control substantially all matters requiring approval by our shareholders, including the election of directors and the approval of other business transactions. This concentration of ownership could have the effect of delaying or preventing a change in control of the Company or discouraging a potential acquirer from attempting to obtain control of the Company, which in turn could have a material adverse effect on the market price of ordinary shares or prevent our shareholders from realizing a premium over the market price for their ordinary shares.

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

On January 22, 2013, the NYSE MKT notified us that we had resolved the continued listing deficiencies with respect to Sections 1003(a)(i-iv) of the Company since it reported preliminary shareholders equity above $6,000,000 as of December 31, 2012 and that we had demonstrated that we had remedied our financial impairment. NYSE MKT’s determination of compliance was initially based on the presumption that our audited results included in this 20-F were consistent with our preliminary financial results in the press release we issued on January 16, 2013. There was no additional communication with the NYSE MKT as a result of the audited results for the year ended December 31, 2013. As of the date of this annual report, we are not aware of any matters pending before NYSE MKT. There is no assurance that we will continue to meet the NYSE MKT listing requirements in the future.

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the Business Combination, which could result in significantly greater U.S. federal income tax liability to us.

Section 7874(b) of the Code generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. If Section 7874(b) were to apply to the conversion, then we, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the Business Combination (as defined later) as if we were a domestic corporation.

Although Section 7874(b) should not apply to treat us as a domestic corporation for U.S. federal income tax purposes because the Business Combination should be treated as part of the same transaction and, therefore, this 80% threshold was not reached, due to the absence of full guidance on how the rules of Section 7874(b) will apply to the transactions contemplated by the Business Combination, this result is not entirely free from doubt. As a result, stockholders are urged to consult their own tax advisors on this issue. We intend to take the position that we are a foreign corporation for U.S. federal income tax purposes. The immediately following two risk factors assume that we will be treated as a foreign corporation for U.S. federal income tax purposes.

There is a risk that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of ordinary shares of Tiger Media.

We will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (looking through certain corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we were a PFIC for any taxable year during which a U.S. holder held our ordinary shares, the U.S. holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on the market value of our shares, expected composition of the assets and income of the Company and our subsidiaries after the Business Combination, it is not anticipated that we will be treated as a PFIC following the Business Combination. The actual PFIC status of the Company for any taxable year, however, will not be determinable until the conclusion of our taxable year, and accordingly there can be no assurance as to the status of the Company as a PFIC for the current taxable year or any future taxable year. U.S. holders of our securities are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

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

Item 4 Information on the Company

A. History and Development of the Company

History and Development

On December 14, 2012, SearchMedia Holdings Limited (“SMHL” or “SearchMedia Holdings”) changed its name to Tiger Media, Inc. Tiger Media is a Cayman Islands exempted company. Our predecessor, Ideation Acquisition Corp., was incorporated on June 1, 2007. Tiger Media operates under The Companies Law (2010 Revision) of the Cayman Islands. Our principal executive offices are located at Room 450, Shanghai Centre, East Office Tower, 1376 Nanjing Road West, Shanghai, China 200040 and our telephone number is 86-2162898089. Our Internet website address is www.tigermedia.com. The Internet website address provided in this Annual Report on Form 20-F is not intended to function as a hyperlink and information obtained at the address is not and should not be considered part of this Annual Report on Form 20-F and is not incorporated by reference in this Annual Report on Form 20-F.

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

Prior to January 1, 2008, SearchMedia International incorporated Jieli Investment Management Consulting (Shanghai) Co., Ltd. (“Jieli Consulting”), which in turn entered into contractual agreements with the owners of Shanghai Jingli Advertising Co., Ltd. (“Jingli Shanghai”). The arrangement was to facilitate foreign investors to invest in SearchMedia International as the then PRC laws did not allow direct foreign investment or ownership in advertising companies in the PRC.

In 2008, Jingli Shanghai, the Variable Interest Entity (“VIE”), acquired 100% or the equity interests of the following subsidiaries:

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

On August 15, 2012, the Company established Tiger Media Global Limited (“Tiger Media Global”), a wholly-owned BVI subsidiary. On November 28, 2012, Tiger Media Global established Shanghai Tiger Shangda Management Consulting Co., Ltd. (“Shanghai Tiger Shangda”). On November 30, 2012, 100% of the equity interest in Shanghai Tiger Yaoyang Advertising Co., Ltd. (“Tiger Yaoyang”) was transferred to Shanghai Tiger Shangda. Tiger Yaoyang, which was incorporated on September 18, 2012, was permitted to operate our LCD advertising businesses in China. With respect to our new businesses, our capital expenditures for our continuing operations will principally be related to the purchase of LCD equipment, which will be capitalized as fixed assets.

On December 31, 2012, we divested SearchMedia International Limited and its subsidiaries to an independent third party private limited company which materially improved our balance sheet and capitalization by eliminating $10.6 million of goodwill, $11.2 million of accounts payable, $4.8 million in remaining acquisition consideration payable and $3.9 million of income tax payable.

In June 2013, we acquired eight key lease contracts from Symbol Media Corporations for $2.2 million pursuant to an independent valuation report, which was paid through the issuance of 2.05 million ordinary shares of Tiger Media.

B. Business Overview

Business Overview

We are a multi-platform media company operating primarily in the out-of-home advertising industry. Out-of-home advertising typically refers to advertising media in public places, such as billboards, screen displays and street furniture. Our core street-level iScreen Outdoor LCD screens network which is built on street level that captivates eye-level awareness, is complemented by outdoor billboards which are mostly built on rooftops with good visibility from long distances. We are also developing an integrated marketing platform to deliver online to offline (“O to O”) solutions in addition to traditional media agency services, utilizing our furniture displays at designated consumer direct-reach locations.

Targeting the rapidly growing number of urban and increasingly affluent consumers in China, we deploy our advertising network across the following select media platforms:

•	iScreen Outdoor LCD screens. We are building a first-ever, uniquely new network of large format street level LCD screens, which we have named as iScreen, at prominent entry points of high end shopping malls and commercial centers located at major central business district (“CBD”) locations in Shanghai. This network will, subject to feasibility studies, further be expanded to other Tier I and Tier II cities throughout China. Our iScreens allow advertisers to promote their brands in high impact locations with prominent street level views. Advertisements are broadcast in intervals which attract more attention to the screens. In addition, many of the iScreen locations have Wi-Fi and are located adjacent to subway stations and busy intersections, providing an even wider consumer reach. As of March 1, 2014, we have developed over 100 screens at over 20 commercial compounds in key CBDs of Shanghai.

•	Outdoor billboard platform. Through the contractual arrangement reached with Home Inns in July 2012, we were granted an opportunity to develop large format billboards, usually on roof-tops, at certain existing Home Inns locations and future new hotels in Beijing, Shanghai and Guangzhou initially. Home Inns is a leading economy hotel chain with a network of more than 1,400 hotels in more than 200 different cities in China. This project is still in the development stage having incurred significant delays from difficulty in obtaining landlord consents.

•	Furniture displays. Our contractual arrangement reached with Home Inns in July 2012 also allows us to develop a variety of advertising formats including in room elevator and lobby advertising, product and furniture displays at certain existing Home Inns locations and future new hotels in China. This project will commence development when a suitable team has been put in place to pursue this opportunity.

Our multi-platform media offerings that deliver far-near visibility is intended to attract advertising clients from industries ranging from telecommunications, insurance and banking, to automobile, real estate, electronics, fast moving consumer goods, entertainment and luxury goods.

Prior to our divestiture of SearchMedia International and its subsidiaries, those entities operated primarily in the out-of-home advertising media in public places, such as billboards, in-elevator displays, street furniture and transit area displays, to provide multi-platform, “one-stop shop” services for its local, national and international clients. In 2012, we disposed of SearchMedia International and all its subsidiaries.

We expect to expand our own concessions and revenue through acquisitions and organic expansion, and capitalize on the growth opportunities in China’s out-of-home advertising and other emerging media markets for year 2014 and going forward. For the years ended December 31, 2011, 2012 and 2013, we had revenue of $55.6 million, $28.5 million and zero from discontinued operations, revenue of $2.9 million recognized from continuing operations in 2013, and a net loss of $13.5 million, net gain of $8.8 million and net loss of $3.9 million, respectively. As of December 31, 2012 and 2013, we had total assets of $7.5 million and $12.5 million, respectively.

Our shareholders’ deficit as at December 31, 2011 was $13.5 million. Upon completion of the divesture of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong and SearchMedia International with its subsidiaries, and elimination of Haiya’s earn-out liabilities in May 2012, our earn-out payable was reduced by $22.0 million which also significantly reduced our shareholders’ deficit. On August 17, 2012, we closed the first tranche of a private investment in public entity (“PIPE”) financing in the amount of $6.1 million with a price of $1.00 per share. Simultaneously with the closing of the first tranche of the PIPE financing, the holders of $3.0 million worth of convertible notes, converted their loans (including interest) to ordinary shares at a price of $1.00 per share. On September 19, 2012, the Company closed on the second tranche of a PIPE financing with certain accredited investors, pursuant to which we sold an aggregate of an additional 855,000 shares of the Company’s ordinary shares, par value $0.0001 per share, at a price per share of $1.00. In December 2012, we offered warrant holders the right to exercise one-third of their warrants at a reduced exercise price of $1.25 per share and raised a total of $2.2 million from proceeds received as a result of the exercise of Warrants to purchase 1,771,749 of the Company’s ordinary shares. In addition, pursuant to the terms of the offer, on February 19, 2013, 3,543,596 Warrants held by participating holders, representing two times the number of Warrants exercised, had their expiration date extended until December 26, 2013 and the exercise price of such Warrants was reduced to $2.50 per share. Warrants not exercised or extended expired on February 19, 2013.

As of December 31, 2012, our shareholders’ equity was $6.4 million and the Company regained compliance with the NYSE MKT’s minimum stockholders’ equity requirement standard by January 15, 2013.

In December of 2013, we offered warrant holders the right to exercise their warrants at a reduced exercise price of $1.25 per share and raised a total of $4.1 million from proceeds received as a result of the exercise of warrants to purchase 3,286,480 of the Company’s ordinary shares. In addition, pursuant to the terms of the offer, warrants not exercised expired on December 26, 2013. There are currently no warrants outstanding to purchase our ordinary shares.

Our Business

The following table sets forth a breakdown of our total revenues by category for the periods indicated:

	For the years ended December 31,
	2011	2012	2013
	(in thousands)
In-elevator networks(1)	8,278	2,106	—
Outdoor billboards(1)	39,697	27,923	463
Transits(1)	7,596	—	—
iScreen Outdoor LCD screens	—	—	2,412

Total net revenue	55,571	30,029	2,875

(1)	As a result of our disposal of certain subsidiaries and the divestiture of SearchMedia International and its subsidiaries, certain information is presented as discontinued operations for the year ended December 31, 2012 and the prior year.

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

Advertising Network

We are a media operator of integrated outdoor billboards and a uniquely pioneering LCD screen advertising network in China. As of December 31, 2013, our advertising network included street-level LCD screens and high-impact billboards, neon signs, light boxes located in key commercial and CBD (Central Business Districts) areas. As of March 1, 2014, we have installed over 100 LCD screens at over 20 commercial compounds in key CBDs of Shanghai.

Media Products

Our core street-level iScreen Outdoor LCD screens network is complemented by outdoor billboards with expansive visibilities and furniture displays, which together create an attractive far-near, multi-platform, “one-stop shop” service for our local, national and international advertising clients.

iScreen Outdoor LCD Screens

We are building a new and innovative network of over 100 outdoor LCD screens, which we refer to as iScreen, at prominent entry points of over 20 high end luxury shopping malls and commercial centers located at major central business district locations in Shanghai. These large digital screens are built in high impact locations with prominent street level views. The iScreen locations include Wi-Fi capability, and are located adjacent to subway stations and busy intersections. Advertisements are broadcast in intervals. This network will be built out first within Shanghai and, subject to feasibility studies, intended to be expanded to other Tier I and Tier II cities throughout China.

We believe advertisers strongly desire access to these prominent locations with high scarcity value, especially since these LCD displays are very close to the point of purchase. It is hoped that this iScreen Outdoor LCD project will provide an attractive long term advertising solution for many international, national and local advertisers, especially luxury goods brands.

Depending on the environment of the luxury malls and commercial centers, some of our LCD screens are stand-alone street-level displays; some are installed into the windows and walls of the shopping malls, while others are in new, tailor-made structures that capture the attention of people passing by the media structures. The visual size of the screens ranges from 42 to 82 inches.

We use memory card slots that control the screens to change images at regular intervals. We sell advertising space on a time per location or network basis.

Free Wifi is provided at the iScreens which we believe will attract crowds and therefore increase the viewing of the advertisement. iScreens can facilitate the use of Augmented Reality and other innovative technologies for O2O applications, interactive digital media capabilities and viral marketing programs.

Outdoor Billboard Platform

We represent sales of billboards that are mostly large format billboards, banners, light boxes and other outdoor postings deployed in commercial centers and other desirable areas with heavy vehicle and/or foot traffic that are visible even from a far distance. Our contractual arrangement reached with Home Inns in July 2012 enables us to develop large format billboards at certain existing Home Inns locations and future new hotels in over 200 cities in China. Our goal is to optimize our billboard portfolio in locations that are desirable for our advertisers while maximizing the profitability of our concession leases.

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

Furniture Displays

Our contractual arrangement reached with Home Inns in July 2012 allows us to develop a variety of advertising formats including in-room elevator and lobby advertising product and furniture displays at certain existing Home Inns locations and future new hotels in China. Currently, we are still in the development stage for this concession and have not yet derived any revenue from this contractual arrangement.

Advertising Clients

We are able to support a large and diverse base of local, national and international advertisers with coverage in a number of cities and a broad range of media offerings. These advertising clients are from diverse industries ranging from telecommunications, insurance and banking, movies to automobiles, real estate, electronics, fast-moving consumer goods, entertainment and luxury goods.

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

The contract terms of our advertising period generally range from three days to 12 months for iScreen Outdoor LCD screen advertisements, six months to 24 months for billboards, and one to three months for furniture advertisements. In general, we base our listed price on a number of factors, including locations, quantity of displays, scale, types of audience, nature of communities and duration of clients’ advertising campaigns. We adjust our listed prices from time to time to reflect changes in market prices.

Relationships with Site Managers and Media Owners

We lease LCD screen concessions in high traffic luxury malls primarily from property developers, or their designated representative agencies. The term of a screen display leasing contract is generally three years. In most cases, we obtain prior approval from relevant landlords or their designated representative agencies before installing any of our advertising equipment in a location. The rental terms and fees under our screen display leasing contracts vary considerably depending on the city, location, designs, sizes and number of LCD screens that may be installed. Upon entering into a leasing contract, we can install the pre-agreed LCD screens usually within a rent-free one month period. We are responsible for all electricity, operating costs, maintenance and repair of these LCD screens. Under a typical lease agreement, a lessor is not allowed to move, remove damage or hide from view our LCD screens, and is required to inform us immediately in the event of any damage to, or malfunction of our LCD screens.

We lease spaces in shopping malls and other high traffic commercial areas to install billboards, neon sign, light boxes and LCD screens. Establishing and maintaining long-term relationships with site managers and owners are critical aspects of our business.

We lease billboard locations from managers of commercial centers and other desirable areas of heavy vehicle or foot traffic. The term of a location leasing contract is generally one to five years. Under most of the leasing contracts, we are granted a right of first refusal with respect to renewals. We also represent sales of billboards that are already built and owned by site owners or other billboard media companies. We are responsible for periodic monitoring, maintenance and repair of the billboards. The rental terms and fees under our location leasing contracts vary considerably depending on the city, location, and number of billboards that may be installed.

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

We supplement our sales efforts by providing value-added advisory services to some of our clients, especially small-size local clients. Each sale starts with a thorough understanding of a client’s advertising needs that leads to tailored solutions that optimize advertising spending on our network. In these services, we assess the clients’ media needs and budgets; assist in allocating media resources across the various media platforms and assist with the creative process in the design and placement of the LCD screens and billboards.

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

Technology and Suppliers

iScreen Outdoor LCD advertising is a relatively new advertising medium that owes its development in large part to the emergence of new technologies, such as low-cost, light-weight, flat-panel LCD displays, compact storage technology and installation know how. The primary hardware required for the operation of our business consists of components that comprise the flat-panel digital displays we use in our advertising network. We also develop and install software in our flat-panel digital displays to assist us with the configuration, editing and operation of our advertising content cycles. In November of 2013, Tiger Media linked up with China Unicom to enable iScreens to provide WiFi and 3G services.

We specifically design the distinctive shape of our flat-panel digital displays, identify suppliers of component parts used in our displays and contract the assembly and installation of our iScreen Outdoor LCD screens to third-party contract assemblers. Our contract assemblers are responsible for purchasing the component parts from suppliers we identify, assembling and installing the LCD screens according to our specifications using components purchased from wholesale distributors. We select component suppliers based on price and quality. Since there are a limited number of qualified suppliers for our equipment and installation, our obligation to our current contract assemblers is not exclusive. See “Risk Factors—Risks Relating to Our Business— We rely on a small number of suppliers for our iScreen Outdoor LCD network equipment”.

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

Competitive Advantages

We believe we enjoy the following advantages over our competitors:

Innovative media operations. Our innovative and unique iScreen Outdoor LCD large format screens network delivers a new and effective outdoor media platform for high budget, high end advertising clients. We believe our new iScreen Outdoor LCD screen media platform can enable us to build a strong brand and reputation in the industry, and together with our market share and experience, will allow us to attract a highly diversified advertising base of national and international clients, in addition to a broad client list of local advertisers. We believe our growing nationwide coverage, our market share and diversified, effective advertising media platforms will continue to help us expand our client base and media portfolio, create significant barriers to entry in existing markets and provide added leverage in our quest to expand to new geographic and advertising markets.

iScreen Outdoor LCD screen network is an effective advertising medium. A study by the authoritative outdoor media research company, CODC (China Outdoor Data Corporation), indicates that iScreens capture the attention of 53.5% of the respondents each time they pass by the media locations. Over 92% of the respondents replied that the high-resolution LCD screens improve quality of the advertised products. The same study showed that over 80% of the respondents are attracted to the advertised products on iScreens. iScreen reaches an audience of high income individuals with high monthly disposable income of roughly RMB4500 per month. The majority of the demographic is of the age 35, 89.5% are on their way for leisure and entertainment, and about 80% for shopping.

Developing advertising network across multiple media platforms. We believe our focus on developing an advertising network across multiple media platforms allows us to act as a “one-stop shop” for advertising clients that seek nationwide distribution of advertising content across multiple advertising channels. Our street-level iScreen Outdoor LCD screens that attract eye-level awareness and our outdoor billboards that bestow expansive visibility from long distances are a good combination of diversified out-of-home media platform. The site-specific iScreen Outdoor LCD screens and billboards in our portfolio further combine nationwide marketing with the benefit of precision targeting of audiences. These attributes allow us to accommodate clients that desire to scale and optimize their advertising solutions based on their advertising budgets, target audiences and nature of marketing. We believe the appeal of our scalable, targeted and effective advertising solutions will continue to attract new and recurring clients. Furthermore, the cross sales business model of our multiple media platforms will enable us to expand our revenue and profit margins.

Scalable revenue model. Each of our media platforms can be characterized by a moderately low cost structure and moderately low level of capital expenditure required for expansion, which we expect will allow us to cost-efficiently expand and scale our operations in response to market conditions and new opportunities. We believe our expansion opportunities, both geographic and in new advertising markets, can be further characterized by low incremental cost and high marginal profit, as we continue to leverage our existing resources or that of our potential working partners.

Competition

As a multi-platform media company with digital media capabilities in desirable locations, we compete with different companies across our platforms and cities of operation. We compete for advertising clients generally on the basis of quality of network coverage, service quality, technology, media offerings, services and brand name. We have built our competitive position primarily on our CBD coverage, unique and diverse media platforms, and our ability to offer a spectrum of crossover media coverage, and quality services.

iScreen Outdoor LCD screens. We believe we are the first operator to set up a first-ever network of LCD screens for media exposure at high-end shopping malls and commercial centers. We may face competition in individual cities from local and regional players and new entrants into the local and regional markets from time to time. We also compete with operators of other forms of outdoor media, including digital outdoor displays and street furniture advertising.

Outdoor billboard platform. We are expanding our billboard portfolio by building large format billboards, usually on roof-tops, at certain existing Home Inns locations and future new hotels in Beijing, Shanghai and Guangzhou initially and future billboards will be rolled out to lower tier cities later. As the outdoor billboard market in China is largely fragmented with no clear nationwide leader, we compete primarily with other local or regional outdoor billboard owners and operators.

Furniture Displays. Our contractual arrangement reached with Home Inns in July 2012 allow us to develop a variety of advertising formats including elevator and lobby advertising, product and furniture displays at certain existing Home Inns locations and future new hotels in China.

We also compete for the advertising budget of advertisers with other operators of out-of-home advertising and operators of other advertising media including television, radio, newspapers, magazines and the Internet. In the future, we may also face competition from new entrants into the out-of-home television advertising network sector.

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

Regulatory Matters

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the National People’s Congress, and several ministries and agencies under its authority including the SAIC, which regulates the advertising industry.

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

Regulation of Advertising Services

The SAIC is the government agency responsible for regulating advertising activities in China. Regulations governing advertising business mainly include:

•	Advertisement Law of the People’s Republic of China (1994)

•	Administrative Regulations for Advertising (1987)

•	Implementation Rules for the Administrative Regulations for Advertising (2004)

•	Advertising Operation License Management Practices (2005)

•	Interpretation of Outdoor Advertising Registration Administrative Regulations (2006)

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

Business License for Advertising Companies

According to the regulations listed above, except a radio station, television station, newspaper or magazine publisher or any other entity as specified in the laws or administrative regulations, companies that engage in advertising activities should obtain from the SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope, instead of applying for an advertising operation license. Unless being suspended or revoked, the business license of an advertising company is valid for the duration of its existence.

Advertising Content

The PRC advertising laws and regulations prohibit to disseminate advertising including content of false or misleading, superlative wording, socially destabilizing or involving obscenities, superstition, violence, discrimination or infringement of the public interest distributed by advertisers, advertising operators and advertising publishers. Violations of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information, even more, the SAIC or its local branches may revoke the violators’ licenses or permits for their advertising business operations.

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

In addition to PRC Advertising Law, the SAIC promulgated the Outdoor Advertising Registration Administrative Regulations on December 8, 1995, as amended on December 3, 1998 and interpreted on May 22, 2006, respectively, which govern the outdoor advertising industry in China.

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

Regulations on Trademarks, Tiger Media and iScreen logos registration

The PRC Trademark Law (amended in 2013) and the PRC Trademark Implementing Regulations provide the basic legal framework for the regulation of trademarks in China, and the SAIC is responsible for the registration and administration of trademarks throughout the country. The PRC has adopted a “first-to-file” principle with respect to trademarks.

Under PRC Trademark Law of China, the required process for successful registration of a trademark consists of the following steps:

(1)	The Company would determine whether there is an identical or similar trademark in the advertisement industry in the Chinese trademark data system.

(2)	The Company would submit the trademark application documents to the Chinese trademark authority. Foreign enterprise should entrust a lawful trademark agency to apply for a trademark registration.

(3)	If the trademark application documents are accepted, the Chinese trademark authority would issue a notice on pre-approval of the trademark and would make a public announcement of the pre-approval of the trademark.

(4)	Although anyone can make an objection within three months after public announcement of the trademark pre-approval, if no objection has been initiated by the expiration of that three month period, the Chinese trademark authority will issue a trademark certificate to the applicant and will make a public announcement of the trademark certificate.

We are in the process of registering and currently await approvals of the trademarks of “Tiger Media” and “iScreen” logos in PRC.

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

On February 15, 2012, SAFE promulgated the Notice regarding Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Option Plan of Overseas-Listed Companies, or Stock Option Notice. Under the Stock Option Notice, the domestic individuals as defined under the Foreign Exchange Administration Regulations who are granted stock options or other incentive alternatives by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures.

Our PRC citizen employees who may be granted stock options, restricted share awards of the Company, or PRC optionees, will be subject to the Stock Option Notice. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Notice, we and/or our PRC optionees may be subject to fines and other legal sanctions and we may be prevented from granting additional options or other awards of the Company to our PRC employees.

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

There is still uncertainty as to how the new regulations will be interpreted or implemented or whether prior approval from CSRC is required under the new regulations for the listing and trading of our shares on NYSE MKT. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for Tiger Media to grow through acquisitions.

Regulations on Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, passed the new Enterprise Income Tax Law, or the new EIT Law which became effective on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new EIT Law.

The new EIT Law applies a uniform 25% Enterprise Income Tax rate to both foreign-invested enterprises and domestic enterprises. Furthermore, dividends out of earnings paid by a foreign-invested enterprise to a non-resident shareholder are subject to a withholding tax of 10%, which may be reduced under any applicable bi-lateral tax treaty between the PRC and the jurisdiction where the non-resident shareholder resides. Under the new EIT Law and Implementation Rules, an enterprise registered under the laws of a jurisdiction outside the PRC may be deemed a PRC tax resident if its place of effective management is in the PRC, and an enterprise’s place of effective management may be deemed to be in the PRC if the PRC is the location of its “de facto management bodies”, which are defined as the bodies that have substantial and overall management and control over such aspects as the operations, personnel, accounting, and properties of the enterprise. See “Risk Factors — Risk Related to Doing Business in the People’s Republic of China — If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.”

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

C. Organizational Structure

Before December 23, 2011, most of our advertising business in China was provided through SearchMedia International and its subsidiaries, with a portion of our operations provided through our contractual arrangements with our consolidated PRC variable interest entities, namely, Jingli Shanghai, and its subsidiaries. On December 23, 2011, we terminated the VIE structure, and on December 31, 2012, we disposed of SearchMedia International and its subsidiaries. We have established new subsidiaries to perform our new iScreen Outdoor LCD and billboards businesses.

VIEs arrangements (Terminated as of December 23, 2011)

PRC regulations currently prohibit or restrict foreign ownership of media and advertising business with the exception that foreign entities that directly invest in the advertising industry in China are required to have at least three years of direct operations in the advertising industry outside of China pursuant to the Administrative Regulations on Foreign-invested Advertising Enterprises (2004, as amended in 2008). As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Prior to the incorporation of Ad-Icon Shanghai, a WOFE permitted to operate advertising businesses in China, and to comply with PRC laws and regulations, the Company conducted substantially all of its operations through its VIE. The VIE was wholly owned by certain ex-employees of the Company (“nominee shareholders”).

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

SMHL Organization Chart after December 23, 2011 and Prior to SearchMedia International Divestiture on December 31, 2012

Tiger Media Organization Chart as of March 24, 2014

(1)	Shanghai Botang Advertising Co., Ltd, or Shanghai Botang, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(2)	Beijing Wanshuizhiyuan Advertising Co., Ltd, or Beijing Wanshuizhiyuan , a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(3)	Wuxi Ruizhong Advertising Co., Ltd., or Wuxi Ruizhong, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(4)	Shenyang Jingli Advertising Co., Ltd., or Shenyang Jingli, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai.
(5)	Zhejiang Continental Advertising Co, Ltd., or Zhejiang Continental, a Chinese limited liability company, 100% owned by Ad-Icon Shanghai. Zhejiang Continental was disposed on May 2, 2012.
(6)	Qingdao Kaixiang Advertising Co., Ltd., or Qingdao Kaixiang, a Chinese limited liability company, 100% owned by Jingli Shanghai.
(7)	Ad-Icon Company Limited, or HK Ad-Icon, a company incorporated under the laws of Hong Kong, 100% owned by SearchMedia International.
(8)	Ad-Icon Advertising (Shanghai) Co., Ltd., or Ad-Icon Shanghai, a Chinese limited liability company, 100% owned by HK Ad-Icon.
(9)	Quanwei Advertising (Shanghai) Co. Ltd., or Quanwei, a Chinese limited liability company, 100% owned by HK Ad-Icon.
(10)	Tiger Media Global Limited, or Tiger Media Global, a British Virgin Islands company incorporated on August 15, 2012, 100% owned by Tiger Media, Inc.
(11)	Shanghai Tiger Shangda Management Consulting Co. Ltd., or Shanghai Tiger Shangda, a Chinese limited liability company incorporated on November 28, 2012, 100% owned by Tiger Media Global.
(12)	Shanghai Tiger Yaoyang Advertising Co. Ltd., or Shanghai Tiger Yaoyang, a Chinese limited liability company incorporated on September 18, 2012, 100% owned by Shanghai Tiger Shangda.
(13)	Tiger Media Investments Limited, or Tiger Media Investments, a British Virgin Islands company incorporated on October 15, 2012, 100% owned by Tiger Media, Inc.
(14)	Tiger Media Limited, or Tiger Media HK, a company incorporated under the laws of Hong Kong on April 11, 2013, 100% owned by Tiger Media Investments.

D. Property, Plant and Equipment

Our headquarters are located at Room 450, Shanghai Centre, East Office Tower, 1376 Nanjing Road West, Shanghai, China, 200040, where we lease approximately 200 square meters of office space.

The primary hardware required for the operation of our business consists of advertising display equipment and other related equipment that we use in our iScreen Outdoor LCD screens network and outdoor billboard platform. We purchase our advertising display equipment from third party manufacturers who build these components according to our specifications. As there are several other qualified alternative suppliers for our equipment, our obligation to our current suppliers is not exclusive. We have never experienced any material delay or interruption in the supply of our advertising display equipment.

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

Overview

We are a multi-platform media company operating primarily in the out-of-home advertising industry. Out-of-home advertising typically refers to advertising media in public places, such as billboards, screen displays and street furniture. Our core street-level iScreen Outdoor LCD screens network which is built on street level that captivates eye-level awareness, is complemented by outdoor billboards which are mostly built on rooftops with good visibility from long distances. We are also developing an integrated marketing platform to deliver O to O solutions in addition to traditional media agency services, utilizing our furniture displays at designated consumer direct-reach locations. We believe we are able to provide multi-platform, “one-stop shop” services for our local, national and international clients.

Targeting the rapidly growing number of urban and increasingly affluent consumers in China, we deploy our advertising network across the following select media platforms:

•	iScreen Outdoor LCD screens. We are building a first-ever, uniquely new network of over 100 large format street level LCD screens, which we have named as iScreen, at prominent entry points of over 20 high end shopping malls and commercial centers located at major central business district locations in Shanghai. Many of the iScreens are located adjacent to subway stations and busy intersections that have prominent street level views and wide consumer reach.

•	Outdoor billboard platform. Through the contractual arrangement reached with Home Inns in July 2012, we are able to develop large format billboards, usually on roof-tops, at certain existing Home Inns locations and future new hotels in Beijing, Shanghai and Guangzhou initially and expect to roll out to lower tier cities in the coming years. Home Inns is a leading economy hotel chain with a network of more than 1,400 hotels in more than 200 different cities in China.

•	Furniture displays. Our contractual arrangement reached with Home Inns in July 2012 also allow us to develop a variety of advertising formats including in-elevator and lobby advertising, product and furniture displays at certain existing Home Inns locations and future new hotels in China. Currently, we are still in the development stage for this concession and have not yet derived any revenue from this contractual arrangement. This project is still under development.

Our multi-platform media offerings that deliver far-near visibility attract advertising clients from industries ranging from telecommunications, insurance and banking, to automobile, real estate, electronics, fast moving consumer goods, entertainment and luxury goods.

During December 2011 and the year ended December 31, 2012, the Company streamlined the business by eliminating unprofitable or under-performing operations such as Shanghai, Beijing, Guangzhou, and Shenzhen in-elevator businesses, removed other subsidiaries that were eliminated as a result of the VIE structure termination, divested Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang and Wuxi Ruizhong back to its previous owners, eliminated the related earn-out liability, and divested SearchMedia International with its subsidiaries (please refer to liquidity and capital resources section for more details). The Company believes that the cost savings from eliminating the remaining earn-out obligations pursuant to these disposal and divestment actions frees up the Company’s resources for use in other more promising opportunities.

As a result of the aforementioned business streamlining, sales and marketing team and headquarter headcount had been rationalized to reduce overhead costs and improve cash flow. We are now recruiting additional employees to develop our new iScreen LCD, outdoor billboards and other operations. Furthermore, our business strategy to pursue organic growth and the viability of new concessions and other projects is dependent upon our ability to raise new funding.

We expect to continue expanding our own concessions through acquisitions and organic expansion and capitalize on the growth opportunities in China’s out-of-home advertising and other emerging media markets.

Industry Trends and Uncertainties

Operating results are affected by the following factors that impact the out-of-home advertising industry in China:

•	Growth of the PRC economy and the advertising industry. The growth of the PRC economy affects the size and growth rate of the advertising industry in China. As the advertising industry is typically sensitive to general economic conditions, any slowdown in the economy, such as the worldwide economic downturn in 2008, could directly and adversely affect the overall advertising spending in China by multinational and domestic advertisers. The amount and timing of collection of advertising fees from advertisers may also be negatively impacted as a result, which could in turn affect our liquidity and results of operations.

•	Advertising spending and budget cycle of advertisers. Advertising spending and budget cycle of advertisers will affect the amount and timing of demand for our service offerings. In a contracted economy, the budget size for advertising may be reduced. Advertisers may have shorter budget cycles, may contract for shorter-term advertising promotions and may seek a media platform with higher average returns on their advertising spending.

•	Advertisers’ marketing strategy and budget. Our revenues depend on advertising spending budgeted by our clients for out-of-home advertising, including offerings through our LCD screens, outdoor billboard and furniture display advertising platforms. The level of acceptance of our platforms by advertisers and the value of its advertising network relative to its low cost, as perceived by our advertisers, affect our business growth.

•	Competition and pricing pressure. The level of competition in the out-of-home advertising market from existing operators and new market entrants for clients and for media assets could affect opportunities for growth, influence prices that we could charge for our advertising services, and affect the leasing cost of advertising space. We compete for advertising clients generally on the basis of network coverage, service quality, technology, media offerings, services and brand name.

•	Seasonality and One-Time Events. Although we do not experience significant seasonality in our business, advertising spending is affected by holidays and one-time events. Advertising spending for outdoor media typically decreases during the Chinese New Year, which occurs in the first calendar quarter of each year, and increases in the last calendar quarter.

•	Laws regulating advertising in the PRC. A change in PRC law or government practice regulating the advertising industry in general and our service platforms in particular could affect our results of operations, in terms of compliance costs and scope of advertising services offered to clients.

Company Specific Trends and Uncertainties

Our operating results are also directly affected by company-specific factors, including the following:

•	Ability to maintain market position. The market for out-of-home advertising services continues to evolve rapidly, and as a multi-platform media company in China, we compete with different companies across our platforms and cities of operation. Our iScreen Outdoor LCD screen network is a uniquely new and effective medium which may attractive other operators to compete for our concessions, locally or regionally into other cities in China. For our billboard advertising platform, we compete against mostly local or regional outdoor billboard owners and operators, as the outdoor billboard market in China is largely fragmented. We also compete for the advertising budget of advertisers with other operators of out-of-home advertising and operators of other advertising media including television, radio, newspapers, magazines and the Internet. Our continued ability to maintain our market position is central to our ability to attract new clients, expand relationships with site owners and managers and increase our revenues.

•	Expansion into new cities .The iScreen Outdoor LCD screen network is established initially in Shanghai. Expansion into other major cities in China will require the setting up of new offices and manpower, engaging new local partners, obtaining new government support or approvals, and other supporting facilities that will increase the operating costs of the business.

•	Ability to expand client base and increase the number of advertising contracts and average revenues per contract. Our ability to expand our client base and increase the number of advertising contracts and average revenues per contract is a key driver of our revenue growth. We believe our extensive advertising network across multiple media platforms allows us to act as a “one-stop shop” for advertising clients that seek nationwide distribution of advertising content across multiple advertising channels, including LCD screens, outdoor billboards and furniture displays.

•	Ability to sign and extend site leases for lower rentals. Our ability to generate revenues and increase profitability from advertising sales depends largely on our ability to provide a large network of our media products across media platforms at desirable locations on commercially advantageous terms. The effectiveness of our network also depends on the cooperation of site owners and managers to allow us to install the desired types of LCD screens and billboards at the desired spots on their properties.

•	Ability to cross-sell. Our ability to increase revenues by effectively leveraging our multi-platform advertising network will be determined by our ability to integrate our sales efforts and successfully implementing cross-selling sales initiatives. To further implement cross-selling initiatives, we plan to employ an integrated sales approach under which we will coordinate the sales and maintenance teams across platforms and geographic regions and provide them with the proper incentive structure to encourage more cohesive and consistent services to our clients and a heightened awareness of opportunities to cross-sell our media offerings while optimizing advertising solutions for our clients

•	Ability to retain key employees and sales people. Recruiting and retaining a team of senior executives, key employees and sales team with industry knowledge and experience is essential to our continued success.

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

Revenue recognition

We are able to support a large and diverse base of local, national and international advertisers with coverage in a number of cities and a broad range of media offerings. A typical advertising contract specifies the duration, site location, types and number of advertising placements, price and payment terms with our advertising clients. The contract terms of our advertising period generally range from three days to 12 months for iScreen Outdoor LCD screen advertisements and six months to 24 months for billboards. In general, we base our listed price on a number of factors, including locations, quantity of displays, scale, types of audience, nature of communities and duration of clients’ advertising campaigns.

We recognize advertising service revenue on a straight-line basis over the period in which the customer advertisement is to be displayed, which typically ranges from two weeks to one year, starting from the date we first display the advertisement. Written contracts are entered into between us and our customers to specify the price, the period and the location at which the advertisement is to be displayed. Revenue is only recognized if the collectability of the advertising service fee is probable.

We generate advertising service revenues from the sales of advertising time slots on traditional billboard networks and the sale of the timing slots of the iScreen Outdoor LCD network within shopping malls. In the advertising arrangements, we act as a principal in the transaction and record advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues.

Customer payments received in excess of the amount of revenue recognized are recorded as deferred revenue in the consolidated balance sheet, and are recognized as revenue when the advertising services are rendered.

Nonmonetary transactions

In general, the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Similarly, a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received. A transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer will be recorded at the fair value of the asset transferred and a gain or loss shall be recognized on the disposition of the asset.

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

As of December 31, 2011, we provided a $4.5 million reserve against accounts receivable. Management’s estimate of the appropriate reserve on accounts receivable at December 31, 2011 was based on the aged nature of these accounts receivable. In making its judgment, management assessed its customers’ ability to continue to pay their outstanding invoices on a timely basis, and whether their financial position might deteriorate significantly in the future, which would result in their inability to pay their debts to us.

Upon the disposal of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong and divestment of SearchMedia International and its subsidiaries in 2012, all accounts receivable and reserves were extinguished. As of December 31, 2012 and 2013, we have accounts receivable of $0 and $1,563, respectively.

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

We also estimate fair value of intangible assets including supplier relationship and network purchased with the consideration of issuance of the Company’s ordinary shares, which is amortized on a straight line basis over the estimated useful life of 6 years.

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

As at the year ended December 31, 2011, we performed the goodwill impairment test based on the actual net profit in 2011 which is significantly lower than the 2008 and 2009 net profit. This indicated that the historical operating results will not be indicative of future operating results. The primary drivers in our assumptions that resulted in the goodwill impairment charges include:

•	the decline in business performance;

•	significantly reduced projected future cash flow based on actual financial results;

•	an increase in the discount rate to discount our future cashflow;

•	the acquisition took place before the financial crisis in 2008. The overall business dropped significantly due to the subsequent economic downturn. We do not expect a recovery of the economy in our cash flow projections;

•	the ex-owners had less incentive to expand the business after the earn-out period; and

•	the synergy of consolidating and integrating multiple acquired businesses is lower than what we expected.

As of December 31, 2011, we had a goodwill balance of $16.9 million, which is not deductible for tax purposes. The results of our annual impairment test resulted in a goodwill impairment loss of $27.9 million for our billboard and agency service business in 2011, as the valuations indicated that the fair value of the businesses were less than the carrying value.

During 2012, the Company further streamlined the business by eliminating unprofitable or under-performing operations, divested Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang and Wuxi Ruizhong back to its previous owners, eliminated the related earn-out liability, and sold SearchMedia International Limited with its subsidiaries (please refer to liquidity and capital resources section for more details). All goodwill has been written off due to the elimination of operations performed by the related subsidiaries acquired in 2008 and 2010. There is zero goodwill at December 31, 2012 and 2013.

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

We determined the estimated grant-date fair value of share options based on the Binomial Tree option-pricing model using the following assumptions:

Options granted to employee:	2011	2012	2013
Risk-free rate of return	2.35%	0.70%-2.30%	2.63%
Weighted average expected option life	10 years	5-10 years	10 years
Expected volatility rate	102.20%	96.90%-102.00%	95.26%
Dividend yield	0%	0%	0%

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

Except for the ASUs above, in the year ended December 31, 2013, the FASB has issued ASU No. 2013-01 through ASU 2014-05, which is not expected to have a material impact on the consolidated financial statements upon adoption.

A.	Operating Results

Results of Operations

For the Year ended December 31, 2013 compared to the Years ended December 31, 2012 and December 31, 2011

The following table sets forth the amounts and the percentage relationship to revenues of certain items in our consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013:

				Increase/	Increase/
	For the Years Ended December 31,			(Decrease)%	(Decrease)%
(Amount in thousands)	2011	2012	2013	2012 vs 2011	2013 vs 2012
Revenues	$—	$—	$2,875
Cost of revenues	—	—	(1,765)
Gross profit	—	—	1,110
Operating expenses
Gain from extinguishment of acquisition consideration payable	—	3,032	99		(97%)
Sales and marketing expenses	(123)	(123)	(788)	0%	541%
General and administrative expenses	(3,880)	(3,448)	(4,397)	(11%)	28%
Total operating expenses	(4,003)	(539)	(5,086)	(87%)	844%
Loss from operations	(4,003)	(539)	(3,976)	(87%)	638%
Other income/(expense)
Interest income	—	10	12		20%
Interest expense	—	(149)	—		(100%)
Other income/(expense), net	256	—	(4)	(100%)
Total other income/(expense)	256	(139)	8	(154%)	(106%)
Loss from continuing operations before income taxes	(3,747)	(678)	(3,968)	(82%)	485%
Income taxes benefit	—	—	33
Net loss from continuing operations	$(3,747)	$(678)	$(3,935)	(82%)	480%
Discontinued operations
Loss from operations of discontinued components, net of tax	(9,712)	(6,723)	—	(31%)
Gain on disposal of subsidiaries, net of tax	—	16,153	—
Gain/(loss) on discontinued operations	$(9,712)	$9,430	$—	(197%)	(100%)
Net profit/(loss)	$(13,459)	$8,752	$(3,935)	(165%)	(145%)

Continuing operations

Our continuing operations consist of our new shopping mall LCDs, media placement and agency, executive and general corporate operations. Our LCD business consists of LCD screens at prominent entry points of high end shopping centers located at major central business district locations in Shanghai. These large digital screens will allow advertisers to promote their brands in high impact locations with prominent street level views. The general corporate and administrative expenses consist principally of salaries and professional fees. The executive and general corporate operations include the services provided and being provided by the Company in connection with the disposal of subsidiaries and new business operations.

Revenue. We generate our revenues from providing advertising services over our network which consists primarily of the following platforms:

•	iScreen Outdoor LCD screen. We typically sign advertising contracts with terms ranging from three days to one year. We sell those time slots of LCD screen time slots on a time per network basis with a minimum of 5 seconds. The price may vary depending on the size of network and the prominent location of each LCD screen.

•	Outdoor billboard platform. We typically sign advertising contracts with different terms for billboard advertisements. Each contract will typically specify the billboard location, measurement and the price. The contract price varies substantially from contract to contract, based on the location and measurement of the billboard. Deposits or progress payments are typically required at various stages of the contract performance, such as signing of contract, confirmation of content and completion of service period.

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

As a result of disposal and divestiture of our subsidiaries in 2012, all our historical operations have been disposed of. The revenues of $2.9 million, zero and zero were recognized for our new businesses in the years ended December 31, 2013, 2012 and 2011.

Cost of revenues. The cost of revenues consists primarily of operating lease cost of advertising space for displaying advertisements, depreciation of advertisement display equipment, amortization of intangible assets relating to lease agreements and direct staff and material costs associated with production and installation of advertisement content. The cost of revenues of $1.8 million, zero and zero were charged for the years ended December 31, 2013, 2012 and 2011.

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

Total operating expenses for the year ended December 31, 2013 were $5.1 million, compared to $0.5 million for the year ended December 31, 2012 and $4.0 million for the year ended December 31, 2011. The significant components of operating expenses are set forth below:

•	Sales and marketing expenses. The expenses were $0.8 million for the year ended December 31, 2013, compared to $0.1 million for the year ended December 2012 and $0.1 million for the year ended December 31, 2011, primarily due to the business development of the new LCD operation.

•	General and administrative expenses. General and administrative expenses were $4.4 million for 2013, compared to $3.4 million for 2012 and $3.9 million for 2011, which mainly consist of salaries, share-based compensation and professional fees.

•	Gain from extinguishment of acquisition consideration payable. The Company obtained a waiver from HK Ad-Icon to eliminate the consideration payable of $0.1 million in July 2013. In May 2012, the Company obtained a waiver from Haiya to eliminate the consideration payable of $3.0 million. There was no such extinguishment of acquisition consideration payables in 2011.

The following table describes our general and administrative expenses for the years ended December 31, 2011, 2012 and 2013. Staff salary increased from $0.6 million in 2011 to $0.8 million in 2012 and to $0.8 million in 2013 and is primarily due to the hiring of additional staff for new operations. The professional fees declined from $1.8 million in 2011 to $1.3 million in 2012, and then to $1.0 million in 2013 due to the cost reductions implemented. Share based compensation represents amortization of fair value of options and shares granted to our staff. The amount decreased from $0.8 million in 2011 to $0.5 million in 2012 due to more options forfeited with the cancellation of VIEs and divestiture of subsidiaries. The increase in 2013 to $1.6 million was due to new restricted stock unit grants with short-term vesting periods.

	For the Years Ended December 31,
(Amounts in thousands)	2011	2012	2013
Professional fee	$1,829	$1,289	$981
Salary expense	629	838	838
Share-based compensation	771	544	1,648
Other G&A expense	651	777	930
	$3,880	$3,448	$4,397

Other income/ (expenses). Total other income/(expenses) for the year ended December 31, 2013 was $8, compared to $(139) for the year ended December 31, 2012 and $256 for the year ended December 31, 2011. Significant components of the other expenses are set forth below:

•	Interest income. Interest income in 2013 and 2012 of $12 and $10 respectively were mainly due from short-term risk-free investments. No interest income was derived from continuing operations in 2011.

•	Interest expense. Interest expense costs in 2012 of $0.1 million consist of non-cash financial charges related to promissory convertible notes issued by the Company. There were no interest expense incurred from continuing operations in 2013 and 2011.

Loss from continuing operations. As a result of the foregoing, we had a loss of $3.9 million from the continuing operations for the year ended December 31, 2013, as compared to a net loss of $0.7 million for the year ended December 31, 2012 and a net loss of $3.7 million for the year ended December 31, 2011.

Discontinued operations

As a result of our disposal of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong and the divestiture of SearchMedia International and its subsidiaries, the results and accounts of these subsidiaries were presented in our financial statements as discontinued operations for the year ended December 31, 2012 and all prior years. As of December 31, 2013, continuing operations consist of our new iScreen Outdoor LCDs, our executive and general corporate operations.

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

Cash Flow Analysis

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2011, 2012 and 2013:

	For the Years Ended December 31,
(Amounts in thousands)	2011	2012	2013
Net cash used in operating activities	$(2,852)	$(5,988)	$(5,088)
Net cash used in investing activities	(902)	(2,952)	(706)
Net cash provided by financing activities	611	11,478	4,108
Foreign currency translation adjustment	219	41	82
Net increase/(decrease) in cash and cash equivalents	(2,924)	2,579	(1,604)
Cash and cash equivalents at beginning of year	7,554	4,630	7,209
Cash and cash equivalents at end of year	$4,630	$7,209	$5,605
Cash and cash equivalents from continuing components	$39	$7,209	$5,605
Cash and cash equivalents from discontinued components	$4,591	$—	$—

Cash Flows from Operating Activities. Net cash used in operating activities were $5.1 million, $6.0 million and $2.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. The net cash used in operating activities in 2013 was mainly attributed to loss from operations of $3.9 million, adjusted by non-cash items of $1.9 million, a net decrease in cash from accounts receivable and prepaid expenses of $3 million and a net decrease in cash from other working capital items of $0.1 million. The net cash used in operating activities in 2012 was mainly attributed to profit from operations of $8.8 million, adjusted by non-cash items of $(18) million, a net increase in cash from accounts receivable and prepaid expenses of $5.3 million and a net decrease in cash from other working capital items of $2.1 million. The net cash used in operating activities in 2011 was mainly attributed to loss from operations of $13.5 million, adjusted by non-cash items of $10.5 million, a net decrease in cash from accounts receivable and prepaid expenses of $5.3 million, a net increase in cash from accounts payable and other payables of $7.5 million and a net decrease in cash from other working capital items of $2.1 million.

Cash Flows from Investing Activities. Net cash used in investing activities were $(0.7) million, $(3.0) million, and $(0.9) million for the years ended December 31, 2013, 2012 and 2011, respectively. The cash used in investing activities in 2013 was due to the purchase of advertising LCD screens. The cash used in investing activities in 2012 was mainly due to cash related to the disposal of subsidiaries and payment of earn-out obligations in 2012. The cash used in investing activities in 2011 was mainly due to cash related to the termination of VIEs and payment of earn-out obligations in 2011.

Cash Flows from Financing Activities. Net cash provided by financing activities were $4.1 million, $11.5 million, and $0.6 million for the years ended December 31, 2013, 2012, and 2011, respectively. The net cash provided by financing activities in 2013 arose from proceeds from exercise of warrants. Net cash provided by financing activities in 2012 mainly obtained from proceeds from promissory convertible notes, exercise of warrants, and issuance of ordinary shares. Net cash provided by financing activities in 2011 mainly arose from short term bank loan.

Cash and Cash Equivalents

Our cash balance at December 31, 2013 was $5.6 million, representing a decrease of $1.6 million from $7.2 million at December 31, 2012. As of December 31, 2013, the Company has paid $0.7 million to purchase LCD equipment and related fixed assets.

B. Liquidity and Capital Resources

Our working capital from operations was decreased by $0.4 million to $6.1 million net current assets as of December 31, 2013 as compared to net current assets of $6.5 million as of December 31, 2012. The decrease in net current assets in 2013 was due to the purchase of fixed assets and long-term deferred expenses during the year. Total current assets increased by $0.5 million from $7.5 million as of December 31, 2012 to $8.0 million as of December 31, 2013. The increase in current assets was primarily due to the increase of accounts receivable and prepaid expenses brought about by the development of the new businesses in 2013.

Previously we were obligated to pay earn-out payments in connection with our acquisitions of a number of advertising businesses. The amount of earn-out consideration typically depended, among other factors, on the annual net income under USGAAP of an acquired entity in a two-year post-closing period starting from the date of acquisition based on mutual written agreement by us and the ex-owners of the subsidiaries. The range of multiples for each of the post-closing periods is from 2.2X to 3.5X. As of December 31, 2011, our earn-out payable was approximately $23.2 million, of which $16.8 million was payable in cash and $6.4 million was payable in stock within the next twelve months. In 2012, we paid earn-out obligations of $0.6 million in cash, settled $8.4 million in shares, and extinguished $10.7 million through disposal of some of the subsidiaries acquired in 2008 and 2010. In 2013, we extinguished an additional $0.1 million. No additional contingent earn-out consideration was incurred during 2014 up to the date of this Annual Report.

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

In May 2012, August 2012 and November 2012, the Company also disposed of Shenyang Jingli, Qingdao Kaixiang and Wuxi Ruizhong and returned them back to their ex-owners, eliminating the related earn-out liabilities of $5.9 million. On December 31, 2012, the Company divested SearchMedia International Limited to a third party and eliminated the earn-out liabilities of $4.8 million. In July 2013, the Company extinguished an additional $0.1 million of earn-out liabilities from the ex-owners of HK Ad-Icon.

Through the divestiture of SearchMedia International Limited and its subsidiaries and the waiver from Haiya, the Company has materially reduced its outstanding earn-out liabilities to $0.4 million and eliminated accounts payable of $13.5 million and income tax payable of $9.2 million, while focusing on its remaining subsidiaries to build shareholder value.

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

In December 2012, the Company offered our warrant holders the right to exercise one-third of their warrants at a reduced exercise price of $1.25 per share. A total of $2.2 million was raised from the exercise of Warrants to purchase 1,771,749 of the Company’s ordinary shares in December 2012. In addition, pursuant to the terms of the offer, at the expiration date of the Warrants on February 20, 2013, 3,543,596 Warrants held by participating holders, representing two times the number of Warrants exercised, had their expiration date extended until December 26, 2013 and the exercise price of such Warrants were reduced to $2.50. Warrants not exercised or extended expired on February 19, 2013.

In December 2013, the Company offered its warrant holders the right to exercise all of their warrants at a reduced exercise price of $1.25 per share. A total of $4.1 million was raised from the exercise of warrants to purchase 3,286,480 of the Company’s ordinary shares in December 2013. In addition, pursuant to the terms of the offer, warrants not exercised expired on December 26, 2013. There are currently no warrants outstanding to purchase our ordinary shares.

During fiscal years 2012 and 2013, significant steps were being taken to divest unprofitable subsidiaries and the Company has engaged in various cost cutting programs and renegotiated most of the contracts to reduce operating expenses. As of March 30, 2014, the Company had cash and cash equivalents balance of approximately $5.1 million. We believe that we will be able to fund our future capital expenditures, operating lease payments and our anticipated operating cash requirements for at least the next twelve months and satisfy any remaining obligations from our working capital and anticipated cash flows from operations.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the Company’s known contractual obligations as of December 31, 2013:

	Payments due by period
Contractual Obligations ($000)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$4,612	$1,542	$2,383	$687	$—
Fixed Assets Purchase Obligations	226	226	—	—	—
Other Liabilities Reflected on the Company’s Balance Sheet (1)	464	464	—	—	—

Total	$5,302	$2,232	$2,383	$687	$—

(1)	Represents acquisition consideration payable in connection to our acquisition of an advertising business.

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

Directors

The following table sets forth the names and ages of our directors, each of whom has served as a director as of the date of this annual report.

Name	Age
Robert N. Fried	54
Chi-Chuan (Frank) Chen	56
Jeffrey Yunan Ren	38
Steven D. Rubin	52
Peter W. H. Tan	41

The following additional information is provided for each of the directors listed above.

Mr. Robert N. Fried has served as Chairman of the Board of Directors since August 2011 and was Co-Chairman of the Board of Directors from the Business Combination in October 2009 until August 2011. Mr. Fried served as the President and Chief Executive Officer and a member of the board of directors of Ideation from November 2007 to October 2009. Mr. Fried is the founder and CEO of Spiritclips, LLC, a subscription streaming video service acquired by Hallmark Cards, Inc., in 2012. Since 1990, Mr. Fried has served as President of Fried Films, a motion picture production company he founded in 1990. Mr. Fried is also an Academy Award winning motion picture producer whose credits include Rudy, Collateral, Boondock Saints, So I Married an Axe Murderer, Godzilla, and numerous others. From December 1994 until June 1996, Mr. Fried was President and Chief Executive Officer of Savoy Pictures, a unit of Savoy Pictures Entertainment, Inc. Savoy Pictures Entertainment was sold to Silver King Communications, which is now a part of InterActive Corp, in 1996. From 1983 to 1990, Mr. Fried held several executive positions including Executive Vice President in charge of Production for Columbia Pictures, Director of Film Finance and Special Projects for Columbia Pictures and Director of Business Development at Twentieth Century Fox. Mr. Fried holds an M.S. from Cornell University and an M.B.A. from the Columbia University Graduate School of Business.

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

Mr. Steven D. Rubin has served as a member of the Board of Directors since the Business Combination in October 2009. Mr. Rubin served as the Secretary of Ideation from June 2007 to October 2009. Mr. Rubin has been the Executive Vice President of OPKO Health, Inc. since May 2007 and a director of OPKO Health, Inc. since February 2007 and is a member of The Frost Group, LLC, a private investment firm. Mr. Rubin currently serves on the Boards of Directors of OPKO Health, Inc., a specialty healthcare company, Non-Invasive Monitoring Systems, Inc., a medical device company, Neovasc, Inc., a developer of vascular devices, Kidville, Inc., which operates upscale learning and play facilities for children, Tiger X Medical, Inc. (formerly known as Cardo Medical, Inc.), formerly a medical device company, and Castle Brands, Inc., a marketer of premium spirits. Mr. Rubin previously served on the Board of Directors of Dreams, Inc., a vertically integrated sports licensing and products company, Ideation, TransEnterix, Inc. (formerly SafeStitch Medical, Inc.), a medical device company and PROLOR Biotech, Inc., a development stage biopharmaceutical company prior to its merger with OPKO Health. Mr. Rubin previously served as the Senior Vice President, General Counsel and Secretary of IVAX Corporation from August 2001 until September 2006.

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

Executive Officers

The following individual is our current executive officer.

Name	Age	Position
Peter W. H. Tan	41	Chief Executive Officer and Interim Chief Financial Officer

All officers serve until they resign or are replaced or renamed at the discretion of the board of directors.

The following additional information is provided for our current executive officer.

Mr. Peter W. H. Tan was appointed to our board of directors on June 30, 2011 and has served as our Chief Executive Officer since February 2012. Mr. Tan is currently the chairman of TGC Partners Limited and managing director of TGC Financial Partners Limited, an investment advisory firm which he founded in 2009. He was also partner and part of the founding team of SIG China, the China-based private equity fund of leading U.S. hedge fund Susquehanna International Group (SIG). Mr. Tan has been actively involved in more than 40 investments in China, 12 of which were eventually listed on international stock exchanges. He has been particularly active in the media space over the past decade, and was an early investor in Airmedia and other Chinese media companies. Mr. Tan formerly served as a board member or observer of multiple companies prior to their U.S. listing, including Home Inns, E-House and Bona Entertainment Group. He was also a director at Ocean Butterflies International and 51credit. Mr. Tan previously served as a director of Cathay Industries, a specialty chemical manufacturer based in China. Prior to co-founding SIG China, Mr. Tan was a lawyer with White & Case LLP and Perkins Coie LLP, where he was qualified to practice in England, Hong Kong and Singapore, and where he founded the private equity & venture capital practices and advised emerging-growth companies on fundraising transactions throughout their lifecycle.

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

B. Compensation

Our Compensation Committee recommends director compensation to the board of directors and approves executive officer compensation. As approved by the Compensation Committee in November 2013, subject to certain payments and grants described below, the non-employee members of the board of directors receive an annual cash fee of $10,000 that is payable per quarter and an amount equal to $10,000 of the Company’s ordinary shares on the date of each Annual General Meeting. The Compensation Committee chairman receives an additional $5,000 annual fee. Mr. Ren was appointed as the chairman of the Audit Committee beginning February 25, 2012 and currently receives an annual cash fee of $20,000 as the chairman of the Audit Committee. On December 17, 2013, the date of our 2013 Annual General Meeting, each of the non-employee directors received 7,874 restricted stock units which vested immediately.

For the year ended December 31, 2013, total aggregate cash and equity incentive compensation paid to the Company’s executive officers amounted to $0.5 million, 350,000 restricted stock units and 150,000 options with an exercise price of $1.62 per share, which vest one-third per year upon each of the first three anniversaries. Total aggregate cash compensation and equity incentive compensation paid to non-employee directors of the Board amounted to $35, 350,000 restricted stock units and 70,000 options with an exercise price of $1.62 per share, which vest one-year from the date of grant. All stock options expire 10 years after the grant date. Mr. Chen has elected not to receive stock option awards. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except for Peter W. H. Tan under certain circumstances.

Share Incentives

In January 2008, in order to attract and retain the best available personnel, we adopted the 2008 share incentive plan, or the plan to purchase a maximum of 1,796,492 shares in our company. As of August 13, 2010, subject to shareholder approval which was received in September of 2011, the 2008 share incentive plan was increased to 3,000,000 shares for issuance under the plan. On December 14, 2012, shareholders approved an increase in the 2008 share incentive plan to 4,500,000 shares. On November 19, 2013, shareholders approved an amendment to the Company’s Amended and Restated 2008 Share Incentive Plan to increase the number of authorized ordinary shares available for grant under the 2008 Plan from 4,500,000 ordinary shares to 6,000,000 ordinary shares.

The following table summarizes for the year ended December 31, 2013, the options and restricted stock units granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated.

	Common Shares Underlying Granted Options/or Restricted Stock Units		Exercise Price ($/share)		Grant Date		Expiration Date (4)
Name:
Peter W. H. Tan	150,000		1.62		November 11, 2013		November 11, 2023
	350,000	(1)	—		November 11, 2013
Robert Fried	200,000	(1)	—		November 11, 2013
	10,000		1.62		November 11, 2013		November 11, 2023
	7,874	(1)	—		December 17, 2013
Chi-Chuan (Frank) Chen	7,874	(1)	—		December 17, 2013
Steve Rubin	150,000	(1)	—		November 11, 2013
	35,000		1.62		November 11, 2013		November 11, 2023
	7,874	(1)	—		December 17, 2013
Jeffrey Ren	25,000		1.62		November 11, 2013		November 11, 2023
	7,874	(1)	—		December 17, 2013
Other individuals as a group	361,780			(2)		(2)		(3)
Total	1,313,276

*	Less than one percent of the outstanding ordinary shares.
(1)	Represents issuance of restricted stock units.
(2)	Options/restricted stock units were granted to other individuals on various exercise price and various dates.
(3)	Other individuals’ options expire on various dates.
(4)	Grants of restricted stock units do not have expiration dates.

The following paragraphs describe the principal terms of our 2008 share incentive plan:

Plan Administration. Our board of directors, or a committee designated by the board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Types of Awards. The types of awards that may be granted under the plan include the following.

•	options to purchase Tiger Media’s ordinary shares;

•	restricted shares, which represent non-transferable ordinary shares, that may be subject to forfeiture, restrictions on transferability and other restrictions; and

•	restricted stock units, which represent the right to receive Tiger Media’s ordinary shares at a specified date in the future, which may be subject to forfeiture.

Award Document. Awards granted under the plan are each evidenced by an award document that sets forth the terms, conditions and limitations for each grant, including the exercise price, the number of shares to which the award pertains, the conditions upon which an option will become vested and exercisable and other customary provisions.

Eligibility. We may grant awards to (i) our employees, directors and consultants, and (ii) employees, directors and consultants of any of the Company’s parents or subsidiaries and of any entity in which we or any of its parents or subsidiaries hold a substantial ownership interest. Incentive share options may be granted to employees of Tiger Media, or any of its parents or subsidiaries, and may not be granted to employees of a related entity or to independent directors or consultants.

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

D. Employees

As of December 31, 2013, we had approximately 30 employees. All of our employees are full-time. None of our employees are covered by a collective bargaining agreement. We manage our own staff recruitment.

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

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information as of March 21, 2014 concerning the beneficial ownership of the ordinary shares by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares, (ii) each of our directors serving on March 21, 2014, (iii) each current executive officer, and (iv) all of our current executive officers and directors as a group. Unless indicated below, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless noted otherwise, the address of each person listed below is Room 450, Shanghai Centre, East Office Tower, 1376 Nanjing Road West, Shanghai, China 200040.

Beneficial Owner	Ordinary Shares Beneficially Owned (1)	Percentage of Class of Ordinary Shares Beneficially Owned (%)
Officers and Directors
Peter W. H. Tan (2)	3,753,548	10.2%
Robert N. Fried (3)	1,240,345	3.4%
Steven D. Rubin (4)	443,744	1.2%
Jeffrey Yunan Ren (5)	32,874	*
Chi-Chuan Chen (6)	57,874	*
All directors and executive officers as a group (5 persons) (7)	5,528,385	14.9%
5% Holders
Frost Gamma Investments Trust (8)	10,666,790	29.3%

*	The person beneficially owns less than 1% of Tiger Media’s outstanding common shares.
(1)	Based on 36,435,736 shares outstanding as of March 21, 2014.
(2)	Includes (i) 800,000 ordinary shares held by TGC Partners Limited (“TGC Partners”) (Mr. Tan is the sole member and Management Director of TGC Partners), (ii) 209,643 ordinary shares of the Company held by TGC Financial Partners Limited (“TGC Financial”) (Mr. Tan owns 51% of TGC Financial), (iii) 350,000 ordinary shares held by Mr. Tan, (iv) options to purchase 341,666 ordinary shares of the Company held by Mr. Tan which have vested or will vest in the next 60 days and (v) 2,052,239 ordinary shares held by Mojica Limited (“Mojica”). Mojica holds the shares as nominee for Symbol Media, Inc. (“Symbol Media”), which acquired the shares pursuant to an Asset Purchase Agreement, dated June 17, 2013. Both Mojica and Symbol Media are owned by TGC Partners owns and Stephen Zhu. Mr. Tan and Mr. Zhu have shared dispositive and voting power regarding the 2,052,239 shares held by Mojica. Mr. Tan disclaims beneficial ownership of the shares owned by Mojica except to the extent of any pecuniary interest. Ownership is as reported in the Schedule 13D/A filed February 14, 2014 by Mr. Tan, Mojica and Mr. Zhu and additional information known to the Company.
(3)	Includes 150,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after March 21, 2014.
(4)	Includes 125,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after March 21, 2014.
(5)	Includes 25,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after March 21, 2014.
(6)	Includes 50,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after March 21, 2014.
(7)	Includes 691,666 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after March 21, 2014.
(8)	Ownership is as reported in the Schedule 13D/A filed by Dr. Phillip Frost, M.D. on February 14, 2014 and additional information known to the Company. The business address of Dr. Frost, M.D. is 4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137.

None of our major shareholders have different voting rights from those of our other shareholders. As of March 21, 2014, there were 75 record holders. To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

Equity Compensation Plan Information

The following table lists all securities authorized for issuance and outstanding under our equity compensation plans at December 31, 2013:

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options (excluding outstanding restricted stock units)	Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding options)
Equity compensation plans approved by security holders	2,350,783	$2.30	3,303,815

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

Transactions with Tiger Media’s Shareholders and Senior Management Personnel

Expenses for Leases of Advertising Space

For the year ended December 31, 2013, cost of revenues of $0.2 million was recorded, which represented amounts paid to the affiliated entity of senior management personnel of the Company for receiving the use right of advertising locations leased by such affiliated entity.

Procurement of Intangible Assets

On June 17, 2013, Tiger Media Yaoyang, the Company and Symbol Media Corporation, an affiliated entity of senior management personnel, entered into an Asset Purchase Agreement whereby the Company acquired eight key lease contracts from Symbol Media which would allow the Company to take 100% control of the eight key Shanghai shopping center locations. Consideration for the transaction was US$2.2 million which was paid through the issuance of 2.05 million Tiger Media ordinary shares to Symbol Media. The number of shares issued by the Company was determined by dividing US$2.2 million by $1.072, the 30-day closing average of the Company’s ordinary shares on the NYSE MKT prior to the closing.

December 2013 Warrant Exercise

In December 2013, we offered our warrant holders an opportunity to reduce the price of their warrants from $2.50 per share to $1.25 per share (the “Warrant Price Reduction”). The Warrant Price Reduction was applicable to all outstanding warrants of Tiger Media beginning on December 1, 2013 and was effective until December 26, 2013, the expiration date of the warrants. All unexercised warrants expired in accordance with their terms on December 26, 2013. Frost Gamma Investments Trust, an affiliate of our largest shareholder, participated in the warrant exercise, as well as Robert Fried, the Chairman of our Board of Directors.

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

Legal or Arbitration Proceedings

Securities and Exchange Commission Investigation

On November 30, 2010, the SEC served a Subpoena Duces Tecum (the “Subpoena”) on SearchMedia Holdings pursuant to a formal Order of Investigation dated November 12, 2010, seeking documents regarding SearchMedia’s financial restatement and alleged accounting improprieties. On March 16, 2011, the SEC served an additional subpoena on the SearchMedia Holdings seeking additional documents regarding SearchMedia’s financial restatement and alleged accounting improprieties. In May 2013, we received a letter from the SEC that the SEC did not intend to recommend any enforcement action against the Company.

Dividend Policy

We have not paid any dividends on our common stock to date and do not intend to pay dividends at this time.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9 The Offer and Listing

A. Offer and Listing Details

Our common stock is listed on the NYSE MKT under the symbols IDI and our warrants were previously listed on the NYSE MKT under the symbol IDI.WS, until the warrants expired December 26, 2013. The closing price for our ordinary shares on March 28, 2014, the most recent trading day before the date of this Annual Report on Form 20-F, was $1.28. The closing price for our warrants on December 24, 2013, the last day the warrants traded on the NYSE MKT was $0.0648.

The table below sets forth, for the periods indicated, the high and low bid prices for the securities as reported on the NYSE MKT in U.S. dollars. These quotations reflect inter-dealer prices, without markup, markdown or commissions, and may not represent actual transactions.

	Annual High and Low Market Prices for the Five Most Recent Full Financial Years
	Units (1)		Common Stock		Warrants
	High	Low	High	Low	High	Low
Full Financial Year
2009	$9.82	$7.17	$9.20	$7.09	$3.14	$0.03
2010	$—	$—	$7.55	$1.62	$2.25	$0.19
2011	$—	$—	$3.50	$0.47	$0.35	$0.05
2012	$—	$—	$1.99	$0.50	$0.19	$0.006
2013(2)	$—	$—	$2.04	$0.79	$0.21	$0.002

(1)	During the fourth quarter of 2009, trading in the units was suspended.
(2)	The warrants ceased trading on December 24, 2013.

	High and Low Market Prices for each Full Financial Quarter for the Two Most Recent Years and the Subsequent Quarters
	Common Stock		Warrants
	High	Low	High	Low
2012
First Quarter	$1.85	$0.50	$0.19	$0.06
Second Quarter	$1.99	$1.49	$0.1404	$0.07
Third Quarter	$1.8	$1.23	$0.10	$0.03
Fourth Quarter	$1.6	$0.97	$0.13	$0.006
2013
First Quarter	$1.24	$0.84	$0.20	$0.002
Second Quarter	$1.27	$0.91	$0.1471	$0.0819
Third Quarter	$1.89	$0.79	$0.210	$0.0624
Fourth Quarter	$2.04	$1.16	$0.197	$0.010
2014
First Quarter (through March 21, 2014) (2)	$1.65	$1.18	N/A	N/A

(1)	During the fourth quarter of 2009, trading in the units was suspended.
(2)	The warrants ceased trading on December 24, 2013.

	High and Low Market Prices for each of the Most Recent Six Months
	Common Stock		Warrants
	High	Low	High	Low
2013
September	$1.89	$1.23	$0.210	$0.110
October	$2.04	$1.27	$0.197	$0.110
November	$1.65	$1.24	$0.160	$0.130
December	$1.69	$1.20	$0.0648	$0.01
2014
January (2)	$1.65	$1.18	N/A	N/A
February (2)	$1.48	$1.19	N/A	N/A
March (through March 21, 2014) (2)	$1.49	$1.19	N/A	N/A

(1)	During the fourth quarter of 2009, trading in the units was suspended.
(2)	The warrants ceased trading on December 24, 2013.

As of March 21, 2014, there were, of record, 75 holders of common stock, no holders of warrants and no holders of units.

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

C. Material Contracts

Other than (i) the Amendment to the Tiger Media, Inc. Amended and Restated 2008 Share Incentive Plan, and (ii) the Asset Purchase Agreement by and between the Company and Symbol Media Corporation, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F. During 2013, we agreed to the principal terms of an agreement with the Shanghai Firm Group whereby Tiger Media was selected as Shanghai Film Group’s preferred outdoor digital media partner to market up to 100 new movie titles it distributes on our iScreens. The agreement is currently being reviewed by the applicable government authorities.

On November 12, 2013, the Board of Directors, following approval by the Compensation Committee on November 12, 2013, authorized and approved, subject to the approval of the shareholders, the increase of the number of authorized shares to be awarded under the Amended and Restated 2008 Share Incentive Plan (the “2008 Plan”) from 4,500,000 ordinary shares to 6,000,000 ordinary shares which may be granted to designated employees, directors and consultants of the Company. The Company’s shareholders approved the amendment to the 2008 Plan on December 17, 2013.

The Company and Symbol Media Corporation (“Symbol Media”) entered into an Asset Purchase Agreement, dated June 17, 2013, whereby the Company acquired eight key lease contracts from Symbol Media which will allow the Company to take 100% control of the eight key Shanghai shopping center locations. Consideration for the transaction was US$2.2 million which will be paid through the issuance of 2.05 million Tiger Media ordinary shares to Symbol Media. The number of shares issued by the Company was determined by dividing US$2.2 million by $1.072, the 30-day closing average of the Company’s ordinary shares on the NYSE MKT prior to the closing.

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

Passive foreign investment company

Based on the market price of our ordinary shares, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not assert that we should be classified as a PFIC. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. As described below, under “Management’s Annual Report on Internal Control Over Financial Reporting,” material weaknesses were identified in our internal control over financial reporting as of December 31, 2013 and as a result our disclosure controls and procedures were not effective as of December 31, 2013.

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

A material weakness in internal control over financial reporting (as defined in Auditing Standard No. 2 of the Public Company Accounting Oversight Board) is a significant deficiency in internal control over financial reporting, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 1992.

In connection with the audit of our financial statements for the year ended December 31, 2013, we have identified certain matters involving our internal control over financial reporting that constitute material weaknesses. The material weaknesses identified result from inadequate control over the financial reporting and closing processes primarily due to our CEO acting as Interim Chief Financial Officer since November 2013 and the corresponding insufficient segregation of duties.

As a result of the material weaknesses described above, our internal control over financial reporting as of December 31, 2013 was not effective. We have implemented, and are in the process of implementing certain measures to remediate the material weaknesses: (a) hire a senior level finance accounting executive during the 2014 second quarter with the relevant experience, skills and knowledge in the preparation of financial statements under the requirements of U.S. GAAP; (b) hire additional financial reporting and accounting personnel to support our financial reporting and closing processes; (c) enhance our accounting and finance policy and procedure manuals to provide guidance to our finance and accounting staff and develop tools or checklists to improve the completeness and accuracies of financial disclosures; and (d) implement appropriate segregation of duties.

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

	Fiscal 2013	Fiscal 2012
Audit fees	$161,405	$182,181
Audit related fees	2,395	8,143
Tax fees	—	—
All other fees	—	—

	$163,800	$190,324

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

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G Corporate Governance

Section 110 of the NYSE MKT Company Guide permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. During 2013, the Company’s followed “home country practice” and provided NYSE MKT with a confirmatory letter from independent Cayman Islands counsel that shareholder approval was not required with respect to the Company’s June 30, 2013 issuance of 2.05 million shares to Symbol Media, an affiliated entity of senior management personnel. Other than as described, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE MKT Company Guide.

Item 16H Mine Safety Disclosure

Not applicable.

PART III

Item 17 Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18 Financial Statements

The consolidated financial statements of Tiger Media, Inc. and its subsidiaries are included at the end of this annual report.

Item 19 Exhibits

Exhibit Number	Description of Exhibits

1.1	Memorandum and Articles of Association of SearchMedia Holdings Limited upon completion of redomestication. (incorporated by reference to Exhibit 3.3 of the Registrant’s current report on Form 8-K dated November 5, 2009 (File No. 333-158336)).

1.2	Certificate of Incorporation of Change of Name to Tiger Media, Inc. dated December 14, 2012 (incorporated by reference to Exhibit 1.2 of the Registrant’s annual report on Form 20-F dated April 19, 2013 (File No. 333-158336)).

1.3	Secretary’s Certificate regarding Amendments to Articles of Association dated December 14, 2012 (incorporated by reference to Exhibit 1.3 of the Registrant’s annual report on Form 20-F dated April 19, 2013 (File No. 333-158336)).

2.1	Form of Warrant of Tiger Media, Inc. (incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement on Form S-4 (File No. 333-158336)).

4.1	Tiger Media, Inc. (fka SearchMedia Holdings Limited) Amended and Restated 2008 Share Incentive Plan (incorporated by reference to Exhibit 10.13 of the Registrant’s current report on Form 8-K dated November 5, 2009 (File No. 333-158336)).+

4.2	Executive Employment Agreement between SearchMedia Holdings Limited and Peter W. H. Tan, effective February 13, 2012 (incorporated by reference to Exhibit 4.21 of the Registrant’s Annual Report on Form 20-F dated May 15, 2012) (File No. 333-158336))+

4.3	Amendment to Tiger Media, Inc. Amended and Restated 2008 Share Incentive Plan effective September 13, 2011 (incorporated by reference to Exhibit 4.3 of the Registrant’s annual report on Form 20-F dated April 19, 2013 (File No. 333-158336)).+

4.4	Amendment to Tiger Media, Inc. Amended and Restated 2008 Share Incentive Plan effective December 14, 2012 (incorporated by reference to Exhibit 4.4 of the Registrant’s annual report on Form 20-F dated April 19, 2013 (File No. 333-158336)).++

4.5	Form of Stock Purchase Agreement dated August 17, 2012 (incorporated by reference to Exhibit 4.5 of the Registrant’s annual report on Form 20-F dated April 19, 2013 (File No. 333-158336)).+

4.6	Form of Stock Purchase Agreement dated September 19, 2012 (incorporated by reference to Exhibit 4.6 of the Registrant’s annual report on Form 20-F dated April 19, 2013 (File No. 333-158336)).+

4.7	Share Purchase Agreement between Tiger Media, Inc and Partner Venture Holdings Limited dated December 31, 2012 (incorporated by reference to Exhibit 4.7 of the Registrant’s annual report on Form 20-F dated April 19, 2013 (File No. 333-158336)).+

4.8	Tiger Media, Inc. Form of Stock Option Agreement for Employees (incorporated by reference to Exhibit 4.8 of the Registrant’s annual report on Form 20-F dated April 19, 2013 (File No. 333-158336)).++

4.9	Tiger Media, Inc. Form of Stock Option Agreement for Non-Employees (incorporated by reference to Exhibit 4.9 of the Registrant’s annual report on Form 20-F dated April 19, 2013 (File No. 333-158336)).++

4.10	Amendment to the Tiger Media, Inc. Amended and Restated 2008 Share Incentive Plan effective December 17, 2013**+

4.11	Asset Purchase Agreement by and between the Company and Symbol Media (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed by Tan Wei Han on June 26, 2013)

8.1	Subsidiaries of Tiger Media, Inc. **

12.1	Certification of Chief Executive Officer and Interim Chief Financial Officer filed pursuant to 17 CFR 240.13a-14(a)**

13.1	Certification of Chief Executive Officer and Interim Chief Financial Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350***

23.1	Consent of Marcum Bernstein & Pinchuk LLP**

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Schema**

101.CAL	XBRL Taxonomy Calculation Linkbase**

101.DEF	XBRL Taxonomy Definition Linkbase**

101.LAB	XBRL Taxonomy Label Linkbase**

101.PRE	XBRL Taxonomy Presentation Linkbase**

+	Management contract or compensatory plan or arrangement
**	Filed herewith
***	Furnished herewith

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

(Registrant)

By:	/s/ Peter W. H. Tan
Name: Peter W. H. Tan
Title: Chief Executive Officer and Interim Chief Financial Officer

Date: March 31, 2014

TIGER MEDIA, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tiger Media, Inc.

We have audited the accompanying consolidated balance sheets of Tiger Media, Inc. ( the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows for the years ended December 31, 2013 and 2012 and 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tiger Media, Inc. as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for the years ended December 31, 2013 and 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum Bernstein & Pinchuk LLP

New York, New York

March 31, 2014

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 New York, New York 10001 • Phone 646.442.4845 • Fax 646.349.5200 • marcumbp.com

TIGER MEDIA, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	As of December 31,
	2012	2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,209	$5,605
Accounts receivable, net	—	1,563
Amounts due from related parties	—	40
Prepaid expenses and other current assets	273	799
Deferred tax assets	—	37

Total current assets	7,482	8,044
NON-CURRENT ASSETS
Property and equipment, net	62	1,584
Long-term deferred expenses	—	917
Intangible assets, net	—	2,001

Total non-current assets	62	4,502

Total assets	7,544	12,546

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	46	1,196
Accrued expenses and other payables	366	235
Acquisition consideration payable	549	464
Amounts due to related parties	110	73
Deferred revenue	—	9
Income tax payable	—	4

Total current liabilities	1,071	1,981

Total liabilities	1,071	1,981

SHAREHOLDERS’ EQUITY
Common Shares—$0.0001 par value 1,000,000,000 shares authorized, 30,143,741 and 35,600,736 shares issued and outstanding on December 31, 2012 and 2013, respectively	3	4
Additional paid-in capital	137,823	145,778
Accumulated other comprehensive loss	(4,433)	(4,362)
Accumulated deficit	(126,920)	(130,855)

Total shareholders’ equity	6,473	10,565

Total liabilities and shareholders’ equity	$7,544	$12,546

See notes to consolidated financial statements

TIGER MEDIA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

(Amounts in thousands, except share data)

	For the year ended December 31,
	2011	2012	2013
Advertising service revenues	$—	$—	$2,875
Cost of revenues	—	—	(1,765)

Gross profit	—	—	1,110
Operating expenses
Sales and marketing expenses	(123)	(123)	(788)
General and administrative expenses	(3,880)	(3,448)	(4,397)
Gain from extinguishment of acquisition consideration payable	—	3,032	99

Loss from operations	(4,003)	(539)	(3,976)
Other income/(expense)
Interest income	—	10	12
Interest expense	—	(149)	—
Other income/(expense), net	256	—	(4)

Total other income/(expense)	256	(139)	8
Loss from continuing operations before income taxes	(3,747)	(678)	(3,968)
Income taxes benefit	—	—	33

Loss from continuing operations	(3,747)	(678)	(3,935)
Discontinued operations
Loss from operations of discontinued components, net of tax	(9,712)	(6,723)	—
Gain on disposal of subsidiaries, net of tax	—	16,153	—

Profit/(loss) from discontinued operations	(9,712)	9,430	—

Net profit / (loss)	$(13,459)	$8,752	$(3,935)

Earnings / (loss) per share
- Basic
Continuing operations	$(0.18)	$(0.03)	$(0.13)
Discontinued operations	(0.46)	0.42	—

	$(0.64)	$0.39	$(0.13)

- Diluted
Continuing operations	$(0.18)	$(0.03)	$(0.13)
Discontinued operations	(0.46)	0.41	—

	$(0.64)	$0.38	$(0.13)

Weighted average number of shares outstanding -
- Basic	20,994,015	22,545,989	31,362,848
- Diluted	20,994,015	22,784,302	31,362,848
Comprehensive income:
Net profit/(loss)	$(13,459)	$8,752	$(3,935)
Foreign currency translation adjustment	(2,224)	(3,362)	71

Net comprehensive income/(loss)	$(15,683)	$5,390	$(3,864)

The following table includes operating results of the consolidated variable interest entities. These operating results are reclassified to loss from operations of discontinued components above.

	For the Years Ended December 31,
	2011	2012	2013
Advertising services revenues	$530	$—	$—
Gross profit	(54)	—	—
Loss from operations	(618)	—	—
The loss from operations of discontinued components, net of tax	(883)	—	—

See notes to consolidated financial statements

TIGER MEDIA, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY / (DEFICIT)

(Amounts in thousands, except share data)

	Common Stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ (deficit)/equity
	Number of Shares	Amount
Balance as of January 1, 2011	20,858,661	$2	$121,521	$1,153	$(122,213)	$463
Net loss	—	—	—	—	(13,459)	(13,459)
Foreign currency exchange translation adjustment	—	—	—	(2,224)	—	(2,224)
Share issued for earn-out	750,380	—	871	—	—	871
Issuance of common shares for share incentive plan	78,456	—	2	—	—	2
Share-based compensation	—	—	894	—	—	894

Balance as of December 31, 2011	21,687,497	$2	$123,288	$(1,071)	$(135,672)	$(13,453)
Net profit	—	—	—	—	8,752	8,752
Foreign currency exchange translation adjustment	—	—	—	(3,362)	—	(3,362)
Share issued for earn-out	1,158,515	—	1,904	—	—	1,904
Extinguishment of ordinary shares	(132,272)	—	(147)	—	—	(147)
Issuance of common shares for share incentive plan	56,087	—	—	—	—	—
Share-based compensation	—	—	660	—	—	660
Conversion of promissory convertible notes	3,148,833	—	3,149			3,149
Repurchase of ordinary shares	(4,501,668)	—	(621)	—	—	(621)
Exercise of warrants	1,771,749	—	2,215	—	—	2,215
Issuance of shares	6,955,000	1	6,954	—	—	6,955
Options issued for divestiture of SearchMedia International	—	—	421	—	—	421

Balance as of December 31, 2012	30,143,741	$3	$137,823	$(4,433)	$(126,920)	$6,473
Net loss	—	—	—	—	(3,935)	(3,935)
Foreign currency exchange translation adjustment	—	—	—	71	—	71
Issuance of common shares for share incentive plan	118,276	—	—	—	—	—
Share-based compensation	—	—	1,648	—	—	1,648
Purchase of intangible assets	2,052,239	—	2,200	—	—	2,200
Exercise of warrants	3,286,480	1	4,107	—	—	4,108

Balance as of December 31, 2013	35,600,736	$4	$145,778	$(4,362)	$(130,855)	$10,565

See notes to consolidated financial statements

TIGER MEDIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share data)

	For the Years Ended December 31,
	2011	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit / (loss)	$(13,459)	$8,752	$(3,935)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	385	133	182
Amortization of intangible assets	1,329	—	199
Finance cost	—	149	—
Share-based compensation	894	660	1,648
Deferred tax benefit	(1,087)	—	(37)
Gain on disposal of subsidiaries	—	(16,153)	—
Change of fair value of acquisition consideration payable	(10,681)	—	—
Gain on extinguishment of acquisition consideration payable	(4,340)	(3,026)	(99)
Gain on termination of Variable Interest Entities (“VIEs”)	(9,551)	—	—
Loss on impairment of goodwill	27,927	—	—
Loss on impairment of intangible assets	2,723	—	—
Loss on disposals of fixed assets	—	373	6
Bad debt provision on prepaid expenses and other current assets	832	(6)	—
Bad debt provision on accounts receivables	2,073	(130)	—
Changes in operating assets and liabilities:
(Increase) / decrease in assets:
Accounts receivable	(1,379)	3,538	(1,563)
Prepaid expenses and other current assets	(3,941)	1,804	(1,452)
Amounts due from related parties	(2,106)	240	(40)
Increase / (decrease) in liabilities:
Accounts payable	5,114	(661)	151
Accrued expenses and other payables	2,420	(167)	(123)
Amounts due to related parties	(1,558)	(23)	(38)
Deferred revenue	224	(1,165)	9
Income taxes payable	1,329	(306)	4

Net cash used in operating activities	(2,852)	(5,988)	(5,088)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(47)	(47)	(706)
Proceeds from disposals of property and equipment	3	—	—
Cash disposed upon the termination of VIEs	(120)	—	—
Cash disposed upon disposal of subsidiaries	—	(2,356)	—
Cash paid for acquisitions, net of cash acquired	(738)	(549)	—

Net cash used in investing activities	(902)	(2,952)	(706)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in restricted bank deposit	10	(71)	—
Proceeds from short-term borrowings	1,346	—	—
Repayment of short-term borrowings	(747)	—	—
Proceeds from issuance of convertible promissory notes and warrants	—	3,000	—
Proceeds from exercise of options	2	—	—
Proceeds from exercise of warrants	—	2,215	4,108
Payment for repurchase of ordinary shares	—	(621)	—
Proceeds from issuance of ordinary shares	—	6,955	—

Net cash provided by financing activities	611	11,478	4,108

Foreign currency translation adjustment	219	41	82

Net increase / (decrease) in cash and cash equivalents	$(2,924)	$2,579	$(1,604)
Cash and cash equivalents at beginning of year	7,554	4,630	7,209

Cash and cash equivalents at end of year	$4,630	$7,209	$5,605

Cash and cash equivalents from continuing components	$39	$7,209	$5,605

Cash and cash equivalents from discontinued components	$4,591	$—	$—

SUPPLEMENTAL DISCLOSURE INFORMATION
Cash paid for interest	$89	$—	$—
Cash paid for income taxes	$314	$124	$—
Non-cash investing transactions:
Acquisition consideration settled	$15,891	$4,930	$99
Purchase of intangible assets with shares of company stock	$—	$—	$2,200
Non-cash financing transactions:
Conversion of promissory convertible notes	$—	$3,149	$—

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

In 2008, Jingli, the VIE, acquired 100% of the equity interests of the following subsidiaries.

Name of entity	Place of incorporation
Shanghai Jincheng Advertising Co., Ltd. (“Jincheng”)	PRC
Shaanxi Xinshichuang Advertising Co., Ltd. (“Xinshichuang”)	PRC
Beijing Wanshuizhiyuan Advertising Co., Ltd. (“Wanshuizhiyuan”)	PRC
Shenyang Jingli Advertising Co., Ltd. (“Shenyang Jingli”)	PRC
Qingdao Kaixiang Advertising Co., Ltd. (“Qingdao Kaixiang”)	PRC
Shanghai Haiya Advertising Co., Ltd. (“Haiya”)	PRC
Tianjin Shengshitongda Advertising Creativity Co., Ltd. (“Shengshitongda”)	PRC
Shanghai Botang Advertising Co., Ltd. (“Shanghai Botang”)	PRC
Ad-Icon Company Limited (“HK Ad-Icon”)	HKSAR
Changsha Jingli Advertising Co., Ltd. (“Changsha Jingli”)	PRC
Wenzhou Rigao Advertising Co., Ltd. (“Wenzhou Rigao”)	PRC
Wuxi Ruizhong Advertising Co., Ltd. (“Wuxi Ruizhong”)	PRC

On December 11, 2009, HK Ad-Icon established Ad-Icon Advertising (Shanghai) Co., Ltd. (“Ad-Icon Shanghai”), a wholly-owned subsidiary in China, which is permitted to operate advertising businesses in China. In 2010, Ad-Icon Shanghai, acquired 100% of the equity interests in Zhejiang Continental Advertising Co., Ltd. (“Zhejiang Continental”). In addition, 100% of the equity interests in Shanghai Botang, Wanshuizhiyuan, Qingdao Kaixiang, Wuxi Ruizhong and Shenyang Jingli acquired by Jingli have been transferred to Ad-Icon Shanghai during 2010 and 2011.

Effective December 23, 2011, the Company terminated the VIEs arrangements and ceased to consolidate the financial results of the VIE and its subsidiaries.

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

On August 15, 2012, the Company established Tiger Media Global Limited, a wholly-owned BVI subsidiary. On November 28, 2012, Tiger Media Global established Shanghai Tiger Shangda Management Consulting Co., Ltd. (“Shanghai Tiger Shangda”). On November 30, 2012, 100% of the equity interest in Shanghai Tiger Yaoyang Advertising Co., Ltd. (“Tiger Yaoyang”) was transferred to Shanghai Tiger Shangda. Tiger Yaoyang was incorporated on September 18, 2012, and started to operate the LCD advertising businesses in China in December 2012.

On October 15, 2012, the Company established Tiger Media Investments Limited, a wholly-owned BVI subsidiary. On April 11, 2013, Tiger Media Investments established Tiger Media Limited, which was incorporated in Hong Kong to operate outdoor advertising business in Hong Kong.

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

The following financial information presents the results of operations of Zhejiang Continental for the year ended December 31, 2011 and for the period from January 1, 2012 to May 2, 2012 (the disposal date).

	Year ended December 31, 2011	Period ended May 2, 2012
Advertising service revenues	2,611	379
Pretax profit/(loss)	303	(143)
Net profit / (loss)	100	(143)

The Company recorded a cumulative gain on the disposal of Zhejiang Continental, pursuant to the following:

Total consideration on disposal – 1,000,000 shares issued	$(1,700)
Add: Extinguishment of current accounts	80
Add: Earn-out consideration payable settled	8,250
Less: Net book value of assets in connection with the disposal	(1,170)

Net gain on the disposal of Zhejiang Continental	$5,460

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

The following financial information presents the results of operations of Shenyang Jingli for the year ended December 31, 2011 and for the period from January 1, 2012 to May 14, 2012 (the disposal date).

	Year ended December 31, 2011	Period ended May 14, 2012
Advertising service revenues	471	6
Pretax profit/(loss)	(549)	251
Net profit / (loss)	(816)	222

The Company recorded a cumulative gain on the disposal of Shenyang Jingli, pursuant to the following:

Total consideration on disposal	$—
Add: Extinguishment of current accounts	1,586
Add: Extinguishment of acquisition consideration payable	1,437
Add: Net book value of liability in connection with the disposal	1,641

Net gain on the disposal of Shenyang Jingli	$4,664

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

The following financial information presents the results of operations of Qingdao Kaixiang for the year ended December 31, 2011 and for the period from January 1, 2012 to August 31, 2012 (the disposal date).

	Year ended December 31, 2011	Period ended August 31, 2012
Advertising service revenues	2,603	89
Pretax profit/(loss)	338	(563)
Net profit / (loss)	253	(563)

The Company recorded a cumulative loss on the disposal of Qingdao Kaixiang, pursuant to the following:

Total consideration on disposal	$—
Add: Extinguishment of current accounts	1,891
Add: Extinguishment of acquisition consideration payable	4,126
Less: Net book value of assets in connection with the disposal	(4,574)
Less: Goodwill writeoff	(3,261)

Net loss on the disposal of Qingdao Kaixiang	$(1,818)

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

The following financial information presents the results of operations of Wuxi Ruizhong for the year ended December 31, 2011 and for the period from January 1, 2012 to November 30, 2012 (the disposal date).

	Year ended December 31, 2011	Period ended November 30, 2012
Advertising service revenues	2,035	1,656
Pretax profit/(loss)	493	146
Net profit / (loss)	192	(19)

The Company recorded a cumulative loss on the disposal of Wuxi Ruizhong, pursuant to the following:

Total consideration on disposal	$147
Add: Obligation exempted	328
Add: Extinguishment of current accounts	1,414
Add: Extinguishment of acquisition consideration payable	322
Less: Net book value of assets in connection with the disposal	(1,750)
Less: Goodwill writeoff	(3,103)

Net loss on the disposal of Wuxi Ruizhong	$(2,642)

Divestiture of SearchMedia International Limited and its subsidiaries

On December 31, 2012, the Company announced the divestiture of its SearchMedia International Limited, together with all its remaining subsidiaries. As part of the transaction, SearchMedia International and its remaining subsidiaries were divested to an independent third party, by granting an option to acquire 650,000 shares of Tiger Media at $1.25 per share to eliminate the remaining earn-out obligations and potential tax liabilities pursuant to the acquisition agreements with the subsidiaries of SearchMedia International. As part of the transaction, the independent third party will pursue the collection of all receivables and all claims for SearchMedia International, for the benefit of Tiger Media and share 50% of any receivables, net proceeds, awards or judgments from any claims or lawsuits brought about by SearchMedia International entities; provided, however, 100% of any sale proceeds from the sale or transfer of any of the SearchMedia International’s subsidiaries will accrue to Tiger Media. Included in the divestiture of SearchMedia International are the subsidiaries, HK Ad-Icon, Wanshuizhiyuan and Shanghai Botang subsidiaries. As of December 31, 2012, SearchMedia International’s operating results would no longer form part of the Company’s consolidated financial statements.

The following financial information presents the results of operations of SearchMedia International and its remaining subsidiaries for the years ended December 31, 2011 and 2012.

	Year ended December 31, 2011	Year ended December 31, 2012
Advertising service revenues	47,851	27,899
Pretax profit/(loss)	(10,214)	(6,192)
Net profit / (loss)	(11,073)	(6,220)

The Company recorded a cumulative gain on the divestiture of SearchMedia International with its remaining subsidiaries, pursuant to the following:

Total consideration on disposal	$(421)
Add: Net book value of liability in connection with the divestiture	118,153
Less: Extinguishment of current accounts	(107,243)

Net gain on the divestiture of SearchMedia International	$10,489

The net book value of liability includes the extinguished acquisition payable to Wanshuizhiyuan and Wenzhou Rigao, amounting to $1,206 and $3,610, respectively.

The following financial information presents the total results of operations of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong, SearchMedia International and its subsidiaries for the year ended December 31, 2011 and for the period from January 1, 2012 to the disposal dates.

	Year ended December 31, 2011	Period ended disposal dates
Advertising service revenues	55,571	30,029
Pretax profit/(loss)	(9,629)	(6,501)
Net profit / (loss)	(9,712)	(6,723)

The Company recorded a cumulative gain on the disposal of divestiture of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong, SearchMedia International with its remaining subsidiaries, pursuant to the following:

Gain/(loss) on disposal of discontinued components
Zhejiang Continental	$5,460
Shenyang Jingli	4,664
Qingdao Kaixiang	(1,818)
Wuxi Ruizhong	(2,642)
SearchMedia International and its remaining subsidiaries	10,489

Gain/(loss) on disposal of discontinued components	$16,153

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company was the primary beneficiary. Operating results of its VIE subsidiary were excluded from the consolidated financial statements beginning on December 23, 2011 upon the termination of the VIE contracts. The operating results of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong and SearchMedia International, together with its remaining subsidiaries, were excluded from the consolidated financial statements since their respective disposal dates. All significant transactions among the Company, its subsidiaries and its VIE subsidiary have been eliminated upon consolidation.

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

The Group’s cash and bank deposits were held in major financial institutions located in PRC, which management believes have high credit ratings. Cash and bank deposit held in PRC as of December 31, 2012 and 2013 were $2,009 and $83, respectively. The remaining cash and bank deposits were held in US and Hong Kong denominated in USD and HKD, amounted to $5,200 and $5,522 as of December 31, 2012 and 2013, respectively.

The Company purchased two financial products in 2012, which were measured at fair value as cash equivalents as of December 31, 2012.

1.	50 units of USD-denominated UBS Jersey Call Certificate with the given par value at USD50,000 per unit, whose fair value as of December 31, 2012 was $2,530. The Open End USD-denominated capital protected and non interest bearing UBS Jersey Call Certificate offered the investor a return which was linked to the development of the UBS USD Jersey Spot Rate as determined by the Calculation Agent. The value per product accreted daily, based on the prevailing Reference Rate. At any time, the value and redemption amount of the product would reflect the Par Value plus the accreted amount based on the prevailing Reference Rate. Should the Reference Rate become zero or negative, and Automatic Early Redemption was triggered at a Redemption Amount per Product. The investor was exposed to the fluctuations of the UBS USD Jersey Spot Rate and the credit risk of the Issuer – UBS AG, Jersey Branch.

2.	RMB-denominated non-capital preservation wealth management product with the par value at RMB2 million with a floating yield, which was issued by Agricultural Bank of China. The product could be redeemed at any time with the term of 5 years. The estimated maximum annual yield increased progressively with the investment of time, ranging from 2.15% to 3.55%. The Company measured it with the redeemed value, discounted at the yield rate. On February 25, 2013, the Company redeemed the product and received the amount of RMB2.025 million.

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

(e) Accounts receivable

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

(f) Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ salvage or residual value. The estimated useful lives of property and equipment are as follows:

Leasehold improvements	1 to 3 years
Advertisement display equipment	3 years
Furniture, fixtures and office equipment	3 years

When items of property and equipment are retired or otherwise disposed of, loss/income is charged or credited for the difference between the net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.

(g) Intangible assets

The Group’s intangible assets are amortized on a straight line basis over their respective estimated useful lives, which are the periods over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. The Group’s intangible asset represents lease agreements which has estimated useful lives of 6 years.

(h) Goodwill

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

(i) Impairment of long-lived assets

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

(j) Fair Value of Financial Instruments

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

(k) Revenue recognition

The Group recognizes advertising service revenue on a straight-line basis over the period in which the customer advertisement is to be displayed, which typically ranges from 3 days to over 1 year, starting from the date the Group first displays the advertisement. Written contracts are entered into between the Group and its customers to specify the price, the period and the location at which the advertisement is to be displayed. Revenue is only recognized if the collectability of the advertising service fee is probable.

The Group generates advertising service revenues from the sales of frame space on the poster frame network, advertising time slots on outdoor LCD/LEDs networks and advertisement agency service. In the advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues.

Customer payments received in excess of the amount of revenue recognized are recorded as deferred revenue in the consolidated balance sheet, and are recognized as revenue when the advertising services are rendered.

(l) Nonmonetary transactions

According to ASC 845-10-30, in general, the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Similarly, a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received. A transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer will be recorded at the fair value of the asset transferred and a gain or loss shall be recognized on the disposition of the asset.

(m) Cost of revenues

Cost of revenues consists primarily of operating lease cost of advertising space for displaying advertisements, depreciation of advertising display equipment, amortization of intangible assets relating to lease agreements and direct staff and material costs associated with production and installation of advertising costs associated with production and installation of advertising content.

(n) Operating leases

The Group leases advertising space, including outdoor LCD/LEDs and poster frames, and office premises under non-cancellable operating leases. The lease payments are expensed on a straight-line basis over the lease term. Under the terms of the lease agreements, the Group has no legal or contractual asset retirement obligation at the end of the lease.

(o) Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs, mainly sales commission, included in sales and marketing expenses amounted to $3,852 and $3,573 from discontinued components, and $111 from continuing components for the years ended December 31, 2011, 2012 and 2013, respectively.

(p) Retirement and other post-retirement benefits

Pursuant to relevant PRC regulations, the Company’s consolidated subsidiaries in the PRC are required to make contributions to various defined contribution retirement plans organized by the PRC government. The contributions are made for each qualifying PRC employee at 22% on a standard salary base as determined by the PRC governmental authority. Contributions to the defined contribution plans are charged to the consolidated statements of income as the related employee service is provided.

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

(t) Segment reporting

The Group has one operating segment as defined by ASC Topic 280, “Segment Reporting”. For the three years ended December 31, 2011, 2012 and 2013, the Group’s advertising service revenues generated from customers outside the PRC is less than 10% of the Group’s total consolidated revenues. Consequently no geographic information is presented.

(u) Significant concentrations and risks

Concentration of Credit Risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, and accounts receivable. As of December 31, 2013 and 2012, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in Hong Kong and US, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Concentration of Customers

The Company sold its media resources and recognized revenue from four major customers during the year ended December 31, 2013, accounting for 22%, 17%, 15% and 15% of the total sales, respectively. There were no sales from customers of continuing operations which individually represent greater than 10% of the total sales during the year ended December 31, 2012 and 2011.

As of December 31, 2013, four advertising agency customers accounted for 34%, 24%, 13% and 10% of the Company’s accounts receivable. No advertising agency customer or individual customer accounted for more than 10% of accounts receivable as of December 31, 2012.

Concentration of Suppliers

The Company purchased its advertising location from one major landlord during the year ended December 31, 2013, accounting for 13% of the total purchases. There were no purchases from suppliers of continuing operations which individually represent greater than 10% of the total purchase during the year ended December 31, 2012 and 2011.

(v) Recently issued accounting standards

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

Except for the ASU above, in the year ended December 31, 2013, the FASB has issued ASUs No. 2013-01 through ASU 2014-05, which are not expected to have a material impact on the consolidated financial statements upon adoption.

4. Nonmonetary transactions

The Company entered into three barter transactions in 2013.

•	Barter transaction I. The Company entered into an advertising agreement with a shoe manufacturing enterprise to release the advertisement of its products in 42 LCD screens for two months with the frequency of 120 times a day. The consideration of the contract is the barter credits – 1,077 sheets of coupons for Spring & Summer shoes with the average market unit price of RMB 2,150 and 375 sheets for Autumn & Winter shoes with the average unit price of RMB 2,650. According to management’s estimation, the realized fair value of the barter credits received is more clearly evident than the fair value of the barter transaction. The sale arrangement was valued at $534. The Company recognized advertisement issuance revenue of $504 and capitalized barter credits received of $542. There was no gain or loss recognized on the transfer.

•	Barter transaction II. In August 2013, the Company appointed a local communication company (the “Communication Company”) for the approval service of an additional 54 LCD advertising locations concession. The contract term was three years and the total amount was $492. As the settlement of this obligation, the Company and the Communication Company reached an agreement that the contract amount would be offset by part of the barter credits obtained from the sale described in “Barter Transaction I”. According to management’s estimation, the fair value of the barter credit was more clearly evident than the fair value of the barter transaction. The cost of the approval service was determined at $492. The Company settled the obligation incurred by concession approval of $492 and capitalized approval costs of $492. In 2013, the Company amortized four months with the amount of $58 to cost of revenue. There was no gain or loss recognized on the transfer.

•	Barter transaction III. The Company entered into an agreement to release the advertisement in 99 LCD screens in 20 malls for two months with the frequency of 360 times a day. The contract amount was $492 and the consideration of the contract was the 5-year use right of a LED advertising screen, with the size of 3.42m*2.32m located just in front of Nanjing West Road entrance. According to management’s estimation, the market price of advertising time and spaces surrendered was more clearly evident than the fair value of the barter transaction. The exchange was valued at $492. The Company recognized advertising service revenue $457 and amortized one month LED use right with the amount of $8 to cost of revenue. There was no gain or loss recognized on the transfer.

5. Earnings / (loss) per share

Basic earnings / (loss) per share is computed by dividing net earnings/loss available to common shareholders by the weighted average number of common shares outstanding during the three years ended December 31, 2011, 2012 and 2013. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock or conversion of notes into shares of the Company’s common stock that could increase the number of shares outstanding and lower the earnings per share of the Company’s common stock. This calculation is not done for years in which a net loss was incurred as this would be antidilutive. The information related to basic and diluted earnings per share is as follows:

	2011	2012	2013
Numerator:
Net loss from continuing operations	$(3,747)	$(678)	$(3,935)
Net profit/(loss) from discontinued operations	(9,712)	9,430	—
Net profit/(loss)	$(13,459)	8,752	(3,935)
Denominator:
Weighted average shares outstanding - Basic	20,994,015	22,545,989	31,362,848
- Diluted	20,994,015	22,784,302	31,362,848
Earnings / (loss) per share:
Basic
Continuing operations	$(0.18)	$(0.03)	$(0.13)
Discontinued operations	$(0.46)	$0.42	$—
	$(0.64)	$0.39	$(0.13)
Diluted
Continuing operations	$(0.18)	$(0.03)	$(0.13)
Discontinued operations	$(0.46)	$0.41	$—
	$(0.64)	$0.38	$(0.13)

6. Accounts receivable, net

Accounts receivable consist of the following:

	As of December 31,
	2012	2013
Accounts receivable	$—	$1,563
Less allowance for doubtful accounts	—	—

Total accounts receivable, net	$—	$1,563

As of December 31, 2013, the Group’s accounts receivable include amounts earned and recognized as revenue of $1,503 but not yet billed (unbilled receivables). Management expects all unbilled receivables to be billed and collected within 12 months of the balance sheet date.

7. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2012	2013
Prepaid concession approval fees	$79	$6
Prepaid for procurement of advertising equipment	51	65
Prepaid for rent of advertising spaces	—	207
Rental deposits and other receivables	143	521

Total prepaid expenses and other current assets	$273	$799

8. Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31,
	2012	2013
Continuing operations:
Advertising display equipment	$61	$1,749
Furniture, fixtures and office equipment	1	17

Total cost of property and equipment	62	1,766
Less: accumulated depreciation and amortization	—	(182)

Property and equipment, net	$62	$1,584

Depreciation of property and equipment were allocated to the following categories of cost and expenses:

Continuing operations:	Year Ended December 31,
	2011	2012	2013
Cost of revenues	$—	$—	$180
Selling and marketing expenses	—	—	1
General and administrative expenses	—	—	1

Total depreciation and amortization	$—	$—	$182

9. Long-term deferred expenses

Long-term deferred expenses consist of the following:

	Weighted average amortization period	As of December 31,
		2012	2013
Rent of advertising spaces	5 years	$—	$484
Concession approval fees	3 years	—	433

		$—	$917

The amortization of the long-term deferred expenses was allocated to the cost of revenues of $66, $0 and $0 for the years ended December 31, 2013, 2012 and 2011, respectively.

10. Intangible assets, net

Intangible assets other than goodwill consist of the following:

Continuing operations:	Weighted average amortization period	As of December 31,
		2012	2013
Gross amount
Lease agreements	6 years	$—	$2,200
Accumulated amortization
Lease agreements		—	(199)
Net intangible assets

Lease agreements		$—	$2,001

The intangible asset was acquired on June 2013. The Group recorded amortization expense of $199 for the year ended December 31, 2013, all of which were allocated to the cost of revenue. There was no impairment loss for the years ended December 31, 2013.

11. Acquisition consideration payable

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

The table below summarizes the contingent consideration associated with the Company’s 2008 and 2010 acquisitions:

	Total contingent consideration, paid and extinguished up to December 31, 2012 and consideration payable as of December 31, 2012
Acquired entity	Contingent consideration	Consideration paid in cash	Consideration paid in stock	Extinguishment of consideration	Consideration extinguished on disposal	consideration payable	Payable in cash	Payable in stock
Qingdao Kaixiang	$16,070	$7,748	$4,196	$—	$4,126	$—	$—	$—
Wanshuizhiyuan	11,121	9,915	—	—	1,206	—	—	—
Shenyang Jingli	18,092	16,655	—	—	1,437	—	—	—
Haiya	9,002	5,970	—	3,032	—	—	—	—
Shanghai Botang	35,091	34,641	—	—	—	450	—	450
HK Ad-Icon	2,414	1,847	468	—	—	99	99	—
Wenzhou Rigao	8,380	4,770	—	—	3,610	—	—	—
Wuxi Ruizhong	4,783	3,744	—	—	1,039	—	—	—
Zhejiang Continental	10,723	2,473	1,700	—	6,550	—	—	—

Total	$115,676	$87,763	$6,364	$3,032	$17,968	$549	$99	$450

	Total contingent consideration, paid and extinguished up to December 31, 2013 and consideration payable as of December 31, 2013
Acquired entity	Contingent consideration	Consideration paid in cash	Consideration paid in stock	Extinguishment of consideration	Consideration extinguished on disposal	consideration payable	Payable in cash	Payable in stock
Qingdao Kaixiang	$16,070	$7,748	$4,196	$—	$4,126	$—	$—	$—
Wanshuizhiyuan	11,121	9,915	—	—	1,206	—	—	—
Shenyang Jingli	18,092	16,655	—	—	1,437	—	—	—
Haiya	9,002	5,970	—	3,032	—	—	—	—
Shanghai Botang	36,176	35,712	—	—	—	464	—	464
HK Ad-Icon	2,414	1,847	468	99	—	—	—	—
Wenzhou Rigao	8,380	4,770	—	—	3,610	—	—	—
Wuxi Ruizhong	4,783	3,744	—	—	1,039	—	—	—
Zhejiang Continental	10,723	2,473	1,700	—	6,550	—	—	—

Total	$116,761	$88,834	$6,364	$3,131	$17,968	$464	$—	$464

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

In July 2013, the Company entered into a settlement agreement with ex-owners of HK Ad-Icon, who agreed to extinguish the outstanding acquisition consideration payable at $99.

12. Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	As of December 31,
	2012	2013
Accrued professional fee	$353	$120
Accrued payroll	13	13
Surcharges payable	—	82
Other current liabilities	—	20

Total accrued expenses and other payables	$366	$235

13. Promissory convertible note

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

14. Common shares and warrants

Common shares

As of December 31, 2012 and 2013, the number of issued and outstanding common shares was 30,143,741 and 35,600,736, respectively. The change of number of common shares is as follows:

•	The Company issued 36,780 shares to its senior management.

•	On June 17, 2013, Tiger Media issued 2,052,239 ordinary shares to Symbol Media Corporation (“Symbol Media”) to acquire eight key lease contracts which allowed the Company to take 100% control of the eight key Shanghai shopping center locations. The intangible asset of $2.2 million was recognized.

•	In December 2013, the Company offered its warrant holders the right to exercise their warrants at a reduced exercise price of $1.25 and a total of $4.1 million was raised from the exercise of Warrants to purchase 3,286,480 of the Company’s ordinary shares in December 2013. The remaining warrants not exercised expired on December 26, 2013.

•	The Company issued 81,496 shares to its directors and a consultant for past services rendered.

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

Upon completion of the business reverse acquisition, which was October 30, 2009, the Company had 15,347,401 warrants outstanding, which included 1,519,182 warrants issued to the SearchMedia International shareholders or warrant holders in the business reverse acquisition and 428,219 warrants issued to the note holders.

Each warrant issued to a SearchMedia International shareholder or warrant holder in the business reverse acquisition and note holder entitled the registered holder to purchase one share of SearchMedia Holding’s common stock at a price ranging from $0.0001 to $8.14 per share, subject to adjustment, at any time. The exercise price and number of ordinary shares issuable on exercise of the warrants might be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants would not be adjusted for issuances of ordinary shares at a price below their respective exercise prices. The warrants would expire three years from the date of issuance of such warrant.

In January 2010, the Company repurchased in aggregate 1,738,500 warrants in the open market for a total consideration of $3,809 under a Board authorized plan. During 2010, 1,460 warrants were exercised and the Company received net proceeds of $9. There were no warrants exercised during 2011.

On November 15, 2012 the Company offered to exercise warrants at a reduced exercise price of $1.25 per share, which the Company provided to its holders of publicly traded warrants, warrants held by the initial stockholders of Ideation, and warrants held by the Ideation underwriters. The benefit for the warrant holders was computed by using the Black-Scholes model for an approximate amount of $644. The opportunity to exercise up to one-third of a holder’s outstanding warrants at a reduced exercise price expired at 5:00 p.m. Eastern Time on December 26, 2012. The Company raised a total of $2.2 million from proceeds received as a result of the exercise of warrants to purchase 1,771,749 of the Company’s ordinary shares. In addition, pursuant to the terms of the offer on February 20, 2013, 3,543,596 Warrants held by participating holders, representing two times the number of warrants exercised by such holders, had their expiration date extended until December 26, 2013 and the exercise price of such warrants was reduced to $2.50 per share. Warrants not exercised or extended expired on February 19, 2013.

In December 2013, the Company offered its warrant holders the right to exercise their warrants at a reduced exercise price of $1.25 and a total of $4.1 million was raised from the exercise of Warrants to purchase 3,286,480 of the Company’s ordinary shares in December 2013. The remaining warrants not exercised expired on December 26, 2013.

As of December 31, 2012 and 2013, there were 10,210,699 and 0 warrants for the common stock outstanding respectively.

15. Share-based payments

Share-based compensation to employees

Effective on January 1, 2008, the board of directors and shareholders of the SearchMedia International approved and adopted the 2008 Share Inventive Plan (the “Share Incentive Plan”) which provides for the granting of up to 1,796,492 share options and restricted stock units to the eligible employees to subscribe for ordinary shares of SearchMedia International. The granted stock options and restricted stock units were subsequently converted into SearchMedia Holdings’ stock options and restricted stock units on October 30, 2009 pursuant to the Share Exchange Agreements.

In August 2010, subject to shareholder approval which was received in September of 2011, the Board approved an increase of the number of authorized shares to be awarded under the Share Incentive Plan from 1,796,492 to 3,000,000 shares which may be granted to designated employees, directors and consultants of the Company. On December 14, 2012, shareholders approved an increase in the 2008 share incentive plan to 4,500,000 shares. On December 17, 2013, shareholders amended the Company’s Amended and Restated 2008 Share Incentive Plan by increasing the number of authorized ordinary shares available for grant under the 2008 Plan from 4,500,000 ordinary shares to 6,000,000 ordinary shares.

(a) Share options

Details of stock options activity during the years ended December 31, 2011, 2012 and 2013 were as follows:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual term	Aggregate fair value
Balance as of January 1, 2011	1,004,861	2.13		1,253
Granted	120,000	1.74		123
Exercised	(77,387)	0.01		(307)
Forfeited	(28,141)	3.81		(78)

Balance as of December 31, 2011	1,019,333	5.32	8.0 years	1,880
Granted	1,300,000	1.37		799
Forfeited	(683,810)	4.04		(968)

Balance as of December 31, 2012	1,635,523	2.36	8.6 years	1,735
Granted	335,000	1.49		308
Forfeited	(425,000)	1.88		(347)

Balance as of December 31, 2013	1,545,523	2.30	8.1 years	1,696

Options exercisable at December 31, 2013	818,855	3.11	7.4 years	1,050

The Company determined the estimated grant-date fair value of share options based on the Binomial Tree option-pricing model using the following assumptions:

	2011	2012	2013
Risk-free rate of return	2.35%	1.46%-2.30%	2.63%
Weighted average expected option life	10 years	10 years	10 years
Expected volatility rate	102.20%	96.90%-102.00%	95.26%
Dividend yield	0%	0%	0%

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

On May 23, 2012, 150,000 options, at exercise price at $1.69, to purchase the Company’s ordinary shares of the Company were granted to a senior executive of the Company with the options vesting annually over a three-year period. The fair value of these options at grant date was $165. The options have been forfeited on his resignation on November 1, 2012.

On October 17, 2012, 150,000 options, at exercise price at $1.57, to purchase the Company’s ordinary shares of the Company were granted to a senior executive of the Company with the options vesting annually over a three-year period. The fair value of these options at grant date was $150.

On November 15, 2012, 125,000 options, at exercise price at $1.05, to purchase the Company’s ordinary shares of the Company were granted to a senior executive of the Company with the options vesting annually over a three-year period. The fair value of these options at grant date was $83. The options have been forfeited on the senior executive’s resignation on March 8, 2013.

On March 4, 2013, 75,000 options, at exercise price at $1.02, to purchase the Company’s ordinary shares of the Company were granted to a senior executive of the Company with the options vesting annually over a three-year period. The fair value of these options at grant date was $48. The options have been forfeited on the senior executive’s resignation on November 10, 2013.

On November 11, 2013, 175,000 options, at exercise price at $1.62, to purchase the Company’s ordinary shares of the Company were granted to senior executives of the Company with the options vesting annually over a three-year period. The fair value of these options at grant date was $182.

On November 11, 2013, 85,000 options, at exercise price at $1.62, to purchase the Company’s ordinary shares of the Company were granted to senior executives of the Company with the options vesting over a one-year period. The fair value of these options at grant date was $78.

225,000 options, at exercise price at $2.62, to purchase the Company’s ordinary shares of the Company, which was granted to a senior executive of the Company with the options vesting over a three-year period on January 4, 2010, were forfeited in 2013 because they were not exercised during the applicable term.

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

The amount of compensation cost recognized for these share options was $271 for the year ended December 31, 2013, which was allocated to general and administrative expenses. As of December 31, 2013, unrecognized share-based compensation cost in respect of granted share options amounted to $348.

(b) Restricted stock units

Details of restricted stock unit activity during the years ended December 31, 2011, 2012 and 2013 were as follows:

	Number of restricted stock unit Granted	Grant-date fair value	Weighted average remaining contractual term
Balance as of January 1, 2011	353,265
Granted	—	—
Exercised	(1,069)
Forfeitures	(4,334)

Balance as of December 31, 2011	347,862		7.6 years
Granted	181,087	224
Exercised	(56,087)
Forfeitures	(327,601)

Balance as of December 31, 2012	145,261	200	9.45 years
Granted	978,276	1,502
Exercised	(118,276)
Forfeited	(200,000)

Balance as of December 31, 2013	805,261	1,340	9.76 years

Units vested as of December 31, 2013	20,261	69	5.83 years

On March 27, 2012, 56,087 restricted stock units were granted to a former senior executive of the Company. The shares were issued on June 27, 2013. The fair value of these units at grant date was $93.

On November 15, 2012, 125,000 restricted stock units were granted to a senior executive of the Company with the units vesting annually over a three-year period. The fair value of these units at grant date was $131. The restricted stock units have been forfeited on the senior executive’s resignation on March 8, 2013.

On March 4, 2013, 75,000 restricted stock units were granted to a senior executive of the Company with the units vesting annually over a three-year period. The fair value of these units at grant date was $77. The restricted stock units have been forfeited on the senior executive’s resignation on November 10, 2013.

On May 20, 2013, 36,780 restricted stock units were granted to an employee of the Company with the units vesting. The fair value of these units at grant date was $38.

On November 11, 2013, 785,000 restricted stock units were granted to our directors, senior executive, employee and consultant of the Company with the units vesting on January 2, 2014. The fair value of these units at grant date was $1,272.

On December 17, 2013, 31,496 restricted stock units were granted to our directors with the units vesting. The fair value of these units at grant date was $40.

On December 31, 2013, 50,000 restricted stock units were granted to a consultant of the Company with the units vesting. The fair value of these units at grant date was $75.

The Group recognized compensation cost (included in general and administrative expenses in the consolidated statements of operations) for these restricted stock units of $232, $187 and $1,377 for the years ended December 31, 2011, 2012 and 2013, respectively. The fair value of the restricted stock units was estimated using the Binomial Tree option-pricing model. The assumptions used in estimating the fair value of the restricted stock units are the same as those related to valuation of share options.

As of December 31, 2012 and 2013, unrecognized share-based compensation cost in respect of granted restricted stock units amounted to $0 and $48, respectively.

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

16. Statutory reserve

The Group’s PRC consolidated subsidiaries are required under PRC laws to transfer at least 10% of their after tax profits as reported in their PRC statutory financial statements to a statutory surplus reserve. These entities are permitted to discontinue allocations to this reserve if the balance of such reserve has reached 50% of their respective registered capital. The transfer to this reserve must be made before distribution of dividends to equity shareholders. The statutory reserve is not available for distribution to the owners (except in liquidation) and may not be transferred in the form of loans, advances or cash dividends. For the years ended December 31, 2012 and 2013, the Group’s PRC consolidated subsidiaries made appropriations to the statutory reserve funds of $0 and $0, respectively. The accumulated balance of the statutory reserve funds maintained at these PRC consolidated subsidiaries as of December 31, 2012 and 2013 was $162 and $0, respectively, which have been eliminated on consolidation.

17. Income taxes

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

For the years ended December 31, 2011 and 2012, substantially all of the Group’s income before income taxes was derived from the PRC discontinued operations. Income tax expenses for continuing operation is nil for all the years ended December 2011 and 2012. The income tax benefit for the year ended December 31, 2013 is $33. Income tax expense consists of the following:

	Years Ended December 31,
Continuing operations:	2011	2012	2013
Current tax expense
- PRC	$—	$—	$—
- HK	—	—	4
Deferred tax benefits
- PRC	—	—	(37)
- HK	—	—	—

Actual income tax benefit	$—	$—	$(33)

The following table reconciles the Group’s effective tax for the years presented:

	Years Ended December 31,
Continuing operations:	2011	2012	2013
Loss before tax	$(3,747)	$(678)	$(3,968)
Applicable tax rate	0%	25%	25%
Computed expected tax expense	—	(170)	(992)
Effect on non-PRC entities not subject to income tax	—	167	957
Effect on non-deductible cost	—	—	2
Valuation allowance	—	3	—

Actual income tax benefit	$—	$—	$(33)

Non-deductible cost primarily represents cost and expense recognized without invoice received and entertainment expenses in excess of statutory limits for tax purpose.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax assets are as follows:

Continuing operations:	Years ended December 31,
	2011	2012	2013
Deferred tax assets-current:
- Tax loss carried forwards of a subsidiary	$—	$—	$37

Tiger Yaoyang incurred a pretax loss of approximately $148, which resulted in the increase of net operating loss carried forward. The net operating loss carry forwards will expire if unused in the years ending December 31, 2014 through 2018.

For the year ended December 31, 2011, 2012 and 2013, the Group did not have unrecognized tax benefits, and it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. No interest and penalties related to unrecognized tax benefits were accrued at the date of initial adoption of FIN 48 and as of December 31, 2012 and 2013.

18. Related party transactions and balances

(a) Related party transactions

The discontinued components for the years ended December 31, 2011 and 2012 and the continuing components for the year ended December 31, 2013 entered into certain transactions with its related parties. Management believes that these related party transactions were conducted at normal commercial terms. For the periods presented, material related party transactions are summarized as follows for the years ended December 31, 2011, 2012 and 2013:

			Years Ended December 31,
	Note		2011	2012	2013
Revenue from provision of advertising services	(i	)	$45	$32	$—
Expenses for leases of advertising space	(ii	)	$—	$—	$166
Purchase for lease agreements	(iii	)	$—	$—	$2,200

Notes:

(i)	Represents amounts received / receivable from affiliated entities of senior management personnel of the Company, for provision of advertising services to these entities. The transactions are conducted on terms comparable to the terms of similar transactions with third parties.
(ii)	Represents amounts paid / payable to an affiliated entity of senior management personnel of the Company, for leases of advertising spaces. The transactions are conducted on terms comparable to the terms of similar transactions with third parties.
(iii)	Represents 2.05 million Tiger Media ordinary shares issued to acquire eight key lease agreements from an affiliated entity of senior management personnel of the Company.

(b) Amounts due from related parties

			As of December 31,
	Note		2012	2013
Prepayment for leases of advertising space	(i	)	$—	$40

Note:

(i)	Represents prepayment to an affiliated entity of senior management personnel of the Company, for leases of advertising spaces.

(c) Amounts due to related parties

			As of December 31,
	Note		2012	2013
Board member fee	(i	)	$110	$42
Compensation committee chairman fee	(ii	)	—	1
Audit committee chairman fee	(iii	)	—	30

			$110	$73

Notes:

(i)	Represents board member fees due to certain board members of the Company.
(ii)	Represents compensation committee chairman fees to certain board members of the Company.
(iii)	Represents audit committee chairman fees to certain board members of the Company.

19. Employee benefit plans

Employees of the Company and its subsidiaries located in Hong Kong are covered by the Mandatory Provident Fund Scheme (“MPF Scheme”) established on December 1, 2000 under the Mandatory Provident Fund Scheme Ordinance of Hong Kong. The calculation of contributions for these eligible employees is based on 5% of the applicable payroll costs, and contributions are matched by the employees. The amounts paid by the Company to the MPF Scheme were $6, $6 and $2; for the years ended December 31, 2011, 2012 and 2013, respectively.

Employees of the Company and its subsidiaries located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The contributed amounts are determined based on 22% of the applicable payroll costs. The amounts paid by the Company to these defined contribution schemes were $196, $119 and $308 for years ended December 31, 2011, 2012 and 2013, respectively.

In addition, the Company is required by law to contribute to medical insurance benefits, housing funds, unemployment, and other statutory benefits ranging from 1% to 10% of applicable salaries. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for medical insurance benefits were $106, $65 and $168 for the years ended December 31, 2011, 2012 and 2013, respectively. The amounts contributed for housing funds was $62, $38 and $98 for the years ended December 31, 2011, 2012 and 2013, respectively. The amounts contributed for other benefits were $27, $16 and $42 for the years ended December 31, 2011, 2012 and 2013, respectively.

20. Commitments and contingencies

(a) Operating lease commitments

As of December 31, 2013, future minimum rental payments under non-cancellable operating leases having initial or remaining lease terms of more than one year are as follows:

Year
2014	$1,542
2015	1,531
2016	852
2017	410
2018	277

$4,612

(b) Capital commitment

As of December 31, 2013, material capital commitment under non-cancellable advertising equipment construction contracts is $226.

(c) Contingency

No provision was made for operational claims in continuing operations as of December 31, 2012 and 2013.

21. Subsequent events

The Company evaluated all events and transactions after December 31, 2013 through the date these financial statements were issued and there were no material subsequent events.